Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-262279

PROSPECTUS

Up to 39,757,419 Shares of Common Stock

This prospectus relates to the offer and sale, from time to time, by the selling securityholders named in this prospectus (the “Selling Securityholders”), or any of their pledgees, donees, assignees and successors-in-interest (“permitted transferees”), of up to (i) an aggregate of 7,500,000 shares of our common stock that were issued to certain investors (collectively, the “PIPE Investors”) in a private placement in connection with the closing of the Business Combination (as defined below), (ii) an aggregate of 5,633,750 shares of our common stock consisting of Founder Shares (as defined below) and Private Placement Shares (as defined below) that were issued to Sponsor in private placements prior to the closing of the Business Combination and are held by Sponsor and certain former directors of the Pardes, and (iii) an aggregate of 26,623,669 shares of our common stock issued in the Business Combination to certain Pardes Equityholders (as defined below). This prospectus also covers any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

We will not receive any proceeds from the sale of shares of common stock by the Selling Securityholders pursuant to this prospectus. However, we will pay the expenses, other than underwriting discounts and commissions and certain expenses incurred by the Selling Securityholders in disposing of the securities, associated with the sale of securities pursuant to this prospectus.

We are registering the offer and sale of the securities described above to satisfy certain registration rights we have granted. Our registration of the securities covered by this prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders and any of their permitted transferees may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. Additional information on the Selling Securityholders, and the times and manner in which they may offer and sell the securities under this prospectus, is provided under “Selling Securityholders” and “Plan of Distribution” in this prospectus.

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities.

Our common stock is listed on Nasdaq under the symbol “PRDS”. On January 20, 2022, the closing price of our common stock was $13.12 per share.

We are an “emerging growth company,” as that term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.

Investing in our securities involves risks that are described in the “Risk Factors ” section beginning on page 11 of this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 1, 2022.

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INTRODUCTORY NOTE AND FREQUENTLY USED TERMS

On December 23, 2021 (the “Closing Date”), FS Development Corp. II, a Delaware corporation (“FSDC II”), consummated the previously announced business combination (the “Business Combination”) pursuant to the terms of the Agreement and Plan of Merger, dated as of June 29, 2021 (as amended on November 7, 2021, the “Merger Agreement”), by and among Pardes Biosciences, Inc., a Delaware corporation (“Old Pardes”), Shareholder Representative Services LLC, a Colorado limited liability company solely in its capacity as the representative, agent and attorney-in-fact of the Company Securityholders (the “Stockholders’ Representative”), FSDC II and Orchard Merger Sub Inc., a Delaware corporation (“Merger Sub”).

On the day prior to the Closing Date, Old Pardes changed its name to “Pardes Biosciences Sub, Inc.” Pursuant to the Merger Agreement, on the Closing Date, (i) FSDC II changed its name to “Pardes Biosciences, Inc.” (together with its consolidated subsidiaries, “Company”), and (ii) Old Pardes merged with and into Merger Sub (the “Merger”), with Old Pardes as the surviving company in the Merger and, after giving effect to such Merger, Old Pardes becoming a wholly-owned subsidiary of Pardes Biosciences, Inc. (f/k/a FS Development Corp. II).

In accordance with the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) all shares of Old Pardes’s Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock and Common Stock (collectively, “Old Pardes Stock”) issued and outstanding immediately prior to the Effective Time, whether vested or unvested, was converted into the right to receive their pro rata portion of the 32,500,000 shares of FSDC II Class A Common Stock (the “Common Stock”) issued as Merger consideration (the “Merger Consideration”) equal to (A) the final consideration ratio calculated in accordance with the Merger Agreement multiplied by (B) the number of shares of Old Pardes Stock; (ii) each option exercisable for Old Pardes Stock that was outstanding immediately prior to the Effective Time was assumed and continues in full force and effect on the same terms and conditions as were previously applicable to such options, subject to adjustments to exercise price and number of shares Common Stock issuable upon exercise based on the final conversion ratio calculated in accordance with the Merger Agreement, and (iii) 13,000,000 shares of Common Stock were reserved for issuance under the newly adopted 2021 Stock Option and Incentive Plan (the “2021 Plan”), of which a portion of such shares were allocated for issuance upon exercise of the assumed options and reserved for option grants for outstanding contractual commitments.

Unless the context otherwise requires, “we,” “us,” “our,” and the “Company” refer to Pardes and its consolidated subsidiaries. All references herein to the “Board” refer to the board of directors of Pardes. All references herein to the “Closing” refer to the closing of the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger and the transactions contemplated by the subscription agreements entered into by FSDC II and certain investors (the “PIPE Investors”) pursuant to which the PIPE Investors collectively committed to subscribe for, and did subscribe for, an aggregate of 7,500,000 shares of Common Stock for an aggregate purchase price of $75,000,000 (the “PIPE Investment”).

In addition, in this document, unless otherwise stated or the context otherwise requires, references to:

“Board” means the board of directors of Pardes.

“Business Combination” means the business combination pursuant to the Merger Agreement.

“Bylaws” or “By-laws” means the Amended and Restated Bylaws of Pardes.

“Charter” or “Certificate of Incorporation” means the Second Amended and Restated Certificate of Incorporation of Pardes.

“Closing” means the closing of the Business Combination.

“Closing Payment Shares” means 32,500,000 shares of FSDC II Class A Common Stock, which were reclassified as Common Stock in connection with the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means the Common Stock of Pardes following the Closing.

“DGCL” means the Delaware General Corporation Law.

“Effective Time” means the time at which the Business Combination became effective pursuant to the terms of the Merger Agreement.

“Equity Incentive Plan” means the 2021 Stock Option and Incentive Plan.

“Exchange Act” means the Securities Act of 1934, as amended from time to time.

“Founders Shares” means the 5,031,250 shares of FSDC II Class B Common Stock held by the Sponsor, FSDC II’s directors and affiliates of FSDC II’s management team since August 26, 2020, which were exchanged for Class A Common Stock in the Business Combination and reclassified as Common Stock under the Charter.

“FSDC II” means FS Development Corp. II, our predecessor.

“FSDC II Class A Common Stock” or “Class A Common Stock” means the shares of Class A Common Stock, par value $0.0001 per share, of FSDC II.

“FSDC II Class B Common Stock” or “Class B Common Stock” means the shares of Class B Common Stock, par value $0.0001 per share, of FSDC II.

“FSDC II IPO” means FSDC II’s initial public offering.

“Major Pardes Investors” means Foresite Capital Opportunity Fund V, L.P., Foresite Capital Fund V, L.P., Khosla Ventures Seed D, LP, Khosla Ventures VII, LP and GMF Pardes, LLC, Uri A. Lopatin, M.D., Lopatin Descendants’ Trust, Lee D. Arnold, Ph.D., Brian P. Kearney PharmD, Heidi Henson, Elizabeth H. Lacy, Mark Auerbach, and Michael D. Varney, Ph.D.

“Merger Agreement” means the Merger Agreement, dated as of June 29, 2021 (as amended on November 7, 2021) by and among FSDC II, Merger Sub, Old Pardes and the Shareholders Representative.

“Merger Consideration” means the Closing Payment Shares issued as the consideration for the Business Combination.

“Merger Sub” means Orchard Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of FSDC II.

“Old Pardes” means Pardes Biosciences, Inc. prior to the Closing of the Business Combination.

“Old Pardes Stock” means, collectively, all shares of Old Pardes’s Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock and Common Stock.

“Pardes” means Pardes Biosciences, Inc. (f/k/a FS Development Corp. II) following the Closing of the Business Combination.

“Pardes Equityholders” means the holders of equity interests in Old Pardes as of the time immediately before the Business Combination.

“PIPE Investment” refers to the sale of 7,500,000 newly issued shares of Common Stock in a private placement concurrent with the Business Combination.

“Private Placement Shares” means the 602,500 shares of Class A Common Stock originally purchased by Sponsor in a private placement simultaneously with the closing of FSDC II IPO.

“Public Shares” means FSDC II Class A Common Stock issued in the FSDC II IPO.

“Registration Rights Agreement” means the Registration Rights Agreement, dated December 23, 2021 by and among Pardes, Old Pardes, the FSDC II Investors and the Major Pardes Investors.

“SEC” means the Securities Exchange Commission or any successor organization.

“Securities Act” means the Securities Act of 1933, as amended from time to time.

“Shareholders Representative” means Shareholder Representative Services LLC.

“Sponsor” means FS Development Holdings II, LLC.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, we and the Selling Securityholders and their permitted transferees may, from time to time, issue, offer and sell, as applicable, any combination of the securities described in this prospectus in one or more offerings. We may use the shelf registration statement to issue up to an aggregate of 39,757,419 shares of our common stock, of which (i) 7,500,000 shares of common stock were issued to the PIPE Investors in a private placement in connection with the closing of the Business Combination and (ii) 5,633,750 shares of common stock consisting of Founder Shares and Private Placement Shares were issued to Sponsor in private placements prior to the closing of the Business Combination and are held by Sponsor and certain former directors of Pardes, and (iii) 26,623,669 shares of common stock were issued in the Business Combination to certain Pardes Equityholders. The Selling Securityholders and their permitted transferees may use the shelf registration statement to sell such securities from time to time through any means described in the section entitled “Plan of Distribution.” More specific terms of any securities that the Selling Securityholders and their permitted transferees offer and sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the common stock being offered and the terms of the offering.

A prospectus supplement or post-effective amendment may also add, update or change information included in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement or post-effective amendment modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus. You should rely only on the information contained in this prospectus, any applicable prospectus supplement, post-effective amendment or any related free writing prospectus. See “Where You Can Find More Information.”

Neither we nor the Selling Securityholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any accompanying prospectus supplement or any free writing prospectus we have prepared. We and the Selling Securityholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement is accurate only as of the date on the front of those documents only, regardless of the time of delivery of this prospectus or any applicable prospectus supplement, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

For investors outside the United States: neither we nor the Selling Securityholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our securities and the distribution of this prospectus outside the United States.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

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This prospectus contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend to use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that is important to you in making an investment decision. This summary is qualified in its entirety by the more detailed information included elsewhere in this prospectus. Before making your investment decision with respect to our securities, you should carefully read this entire prospectus, including the information under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Pardes,” “Unaudited Pro Forma Condensed Combined Financial Information” and the financial statements included elsewhere in this prospectus.

Overview

We are a clinical-stage biopharmaceutical company formed in February 2020 that is focused on discovering, developing and commercializing novel therapeutics to improve the lives of patients suffering from life-threatening disease, starting with our lead candidate, PBI-0451, which is in clinical development and intended to treat and prevent severe acute respiratory syndrome coronavirus 2, or SARS-CoV-2, infections and associated diseases (i.e. COVID-19). COVID-19 is caused by infection with the and has emerged as the most significant pandemic threat for the world in many decades. Pardes has built a discovery platform designed to target reactive nucleophiles, such as those in cysteine proteases. By leveraging our understanding of structure-based drug design, reversible covalent chemistry and viral biology, we have discovered and are developing novel product candidates with low nanomolar potency against SARS-CoV-2 and broad activity against all known pathogenic human coronaviruses. Our lead product candidate, PBI-0451, inhibits the main coronaviral cysteine protease, or Mpro, a viral protein essential for replication of all known coronaviruses. In preclinical studies, PBI-0451 has demonstrated activity against all coronaviral proteases tested, as well as inhibition of replication of multiple coronaviruses, including SARS-CoV-2. Moreover, PBI-0451 has demonstrated the potential for oral bioavailability across multiple pre-clinical species as well as in an ongoing Phase 1 clinical study in humans. We believe the anti-viral potency seen against SARS-CoV-2 in preclinical in vitro studies and potential for oral bioavailability in humans supports its potential to be an oral direct acting antiviral, or DAA, for use against SARS-CoV-2 infections. We plan to develop PBI-0451 for both oral treatment and prophylaxis of SARS-CoV-2 infection. Given the highly conserved nature of the Mpro target, which is shared among all known coronaviruses, including emerging variants of concern, we believe emerging variants will likely retain this target for PBI-0451. SARS-CoV-2 represents the third coronavirus to make a zoonotic transfer in the last 20 years and result in significant human disease.

The impact of SARS-CoV-2, however, is significantly greater than has been seen in the two previous coronaviral outbreaks. As of January 2022, there have been in excess of 315 million confirmed cases of SARS-CoV-2 infection and more than 5.5 million related deaths globally. A detailed market opportunity for any single COVID-19 therapeutic is difficult to predict given the unprecedented and evolving nature of COVID-19. Nevertheless, the necessity for a rapidly deployable, broadly effective antiviral treatment is evidenced by the continued incidence of new SARS-CoV-2 infections in the US and the surge of infections being seen in many countries. These ongoing transmissions represent a major potential threat, as they enable the ongoing evolution of SARS-CoV-2, and fuel the rise of novel variants of potential concern. To date, these variants primarily involve the viral spike protein and its receptor binding domain (RBD) entry point at the ACE-2 receptor, providing the potential for reduced susceptibility to vaccines. In the US and other developed countries, vaccine hesitancy will likely persist resulting in significant portions of the population remaining at risk for future waves of infection. In addition to this immediate critical need, the likely event of future zoonotic transmissions of novel coronaviruses establishes the necessity for broadly effective, oral antiviral treatments for the foreseeable future.

Over the last 40 years significant progress has been made in our understanding of how viruses infect cells, replicate and spread within the body. This has resulted in multiple drug development approaches including inhibition of viral entry into cells, viral gene replication and viral particle formation. We believe the most effective method for treating and preventing coronaviral infections is to use small molecule DAAs to target viral encoded proteases to inhibit their function. Historically, this approach has led to highly potent and clinically successful antivirals for the treatment of other viruses such as human immunodeficiency virus (HIV), and hepatitis C virus, or HCV. Our lead product candidate PBI-0451 is a coronaviral protease inhibitor that in preclinical studies has demonstrated in vitro activity against all coronaviruses tested by us to date. We believe a safe, oral, pan-coronaviral protease inhibitor may have significant benefits as an antiviral able to treat or prevent infection with SARS-CoV-2 and important emerging variants of concern.

Our Lead Program

Our lead product candidate PBI-0451 is being developed as an orally administered DAA whose mechanism of action is inhibition of the coronaviral Mpro, a viral protein with no direct human equivalent that is both highly conserved and essential for replication of all known coronaviruses. The development program for PBI-0451 will explore its potential as both a treatment and prophylaxis for SARS-CoV-2 infection, including emerging variants of concern.

In preclinical studies, PBI-0451 demonstrated in vitro the potential to inhibit replication of a broad range of coronaviruses, including SARS-CoV-2, as well as other variants of coronavirus that cause upper respiratory infections and can manifest as a “common cold.” This breadth of coverage aligns with the highly conserved nature of the coronavirus Mpro across strains and supports our belief that PBI-0451 will maintain its inhibition even as other SARS-CoV-2 variants emerge.

In August 2021, we initiated our first-in-human trial for PBI-0451. This trial is anticipated to enroll up to 180 healthy volunteers. The Phase 1 study is a placebo-controlled, blinded, randomized, dose escalation study of PBI-0451 in healthy volunteers designed to evaluate the safety, tolerability, and pharmacokinetics of PBI-0451 after single and multiple ascending doses. This study will also evaluate the drug-drug interaction potential of PBI-0451, including upon its coadministration with ritonavir. We intend to use clinical data from this first-in-human Phase 1 clinical trial to inform the potential dosing regimen for our potential subsequent clinical trials.

In addition to our lead program, we have developed a library of chemical “warheads” designed to target reactive nucleophiles such as reactive site cysteine or serine residues. These warheads have the potential to be adapted for use against both other viral proteases as well as other disease-related targets. We expect that our platform will continue to provide us with the opportunity to develop additional product candidates across multiple therapeutic areas in the future.

Our Team

We have assembled a management team with significant experience in discovering, developing and commercializing a broad range of therapies, including multiple antivirals, and in public company operations. Our President and Chief Executive Officer, Uri A. Lopatin, M.D., has over 15 years of scientific, operational, strategic, and management experience in the biopharmaceutical industry. He previously cofounded Assembly Pharmaceuticals, which went public as Assembly Biosciences, Inc. (NSADAQ: ASMB) in 2014. Our Chief Scientific Officer, Lee D. Arnold, Ph.D., has more than 34 years of contributions to molecularly targeted drug discovery, including more than 80 U.S. patent applications and the discovery of the first in class oncology drug, Tarceva®. He was previously the Chief Scientific Officer and Chief Discovery Officer at Assembly Biosciences, Inc, and has held leadership positions at OSI Pharmaceuticals, Inc., BASF/Abbott and Kinnate Biopharma, Inc. Our Chief Development Officer, Brian P. Kearney, PharmD has over 20 years of experience in antiviral medicine development and was most recently at Gilead Sciences, Inc. serving as Vice President of Clinical Research. Dr. Kearney was responsible for programs and teams that led to global regulatory approvals of eight new chemical entities and 15 new drug products for the treatment of HIV, HBV, HCV, and other unmet medical needs. Our Chief Commercial Officer, Sean P. Brusky, brings over 20 years of business development, commercial managed care and medical affairs experience, most recently as Head of Healthcare Delivery Innovation for Genentech, Inc. (a member of the Roche Group). Our Chief Business & Strategy Officer, Philippe Tinmouth, brings over 25 years of experience in strategic and growth leadership, business development and alliance management in the biopharmaceutical industry to Pardes, most recently at Vertex Pharmaceuticals, Inc. serving as Vice President and Head of Business Development and Alliance Management. Heidi Henson, Chief Financial Officer, has a successful track record in pharmaceutical and life sciences companies that dates back nearly 20 years, including Wellspring Biosciences, Inc., Kura Oncology, Inc. and Imbria Pharmaceuticals, Inc. and was Vice President of Finance at Intellikine, Inc. until its acquisition by Takeda Pharmaceutical Company Limited. Elizabeth H. Lacy, our General Counsel, has twenty-five years of legal experience of which over four and a half years has been as the general counsel of a public life sciences company. Our board of directors includes Michael D. Varney, Ph.D., previously head of Research and Development at Genentech, Inc., Mark Auerbach, former Chairman of Par Pharmaceuticals Companies, Inc. and lead director of Optimer Pharmaceuticals, Inc., Deborah M. Autor, previously served as Vice President, Global Head of Regulatory Excellence at AstraZeneca Pharmaceuticals LP and former Deputy Commissioner, Global Regulatory Operations & Policy at the FDA, Laura Hamill, former Head or Global Commercial Operations for Gilead and previously, Senior Vice Present at Amgen with significant U.S. and International expertise, and James B. Tananbaum, M.D., co-founder of Theravance, Inc. and Founder and CEO of Foresite Capital.

We believe that our team’s expertise in reversible covalent chemistry and virology, together with our experience discovering, developing, registering and commercializing multiple drugs in clinical use, including antiviral treatments, positions us well to advance a new generation of medicines. Our immediate aspiration is to develop a cure for the world’s most significant coronaviral disease to date, while simultaneously leveraging our chemistry platform to establish a robust pipeline across multiple programs.

Our Strategy

We believe that our reversable covalent chemistry platform will allow us to engage reactive nucleophiles in select biological targets and leverage modern structure-based drug design to rapidly develop better oral drugs for clinically important diseases. Initially, our goal is to become a global leader in the discovery, development and commercialization of novel therapies for the treatment and prevention of SARS-CoV-2 infections, the cause of COVID-19, and emerging SARS-CoV-2 variants. We anticipate expanding our discovery and development efforts beyond virology to include immunology and oncology. To achieve our goals, we intend to pursue the following strategies:

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Complete preclinical and clinical development and seek approval for our lead product candidate, PBI-0451, an investigational drug designed to be orally administered DAA for the treatment and prevention of SARS-CoV-2 infections, the cause of COVID-19, including infections caused by newly emerging SARS-CoV-2 variants. We initiated our Phase 1, first in human clinical trial in New Zealand with our lead candidate PBI-0451 in August 2021. If PBI-0451 demonstrates acceptable human pharmacokinetics and tolerability data in the Phase 1 clinical trial, we subsequently intend to discuss with the FDA and other regulatory authorities outside of the U.S., and seek advice, regarding proposed plans to initiate a Phase 2/3, potentially registrational, treatment trial that will enroll patients who are test positive for SARS-CoV-2 in the outpatient setting and are considered at high risk of progressing to severe disease. In addition, we plan to evaluate PBI-0451 in additional populations, such as a post-exposure prophylaxis in first degree contacts of patients diagnosed with SARS-CoV-2 infection. We intend to work closely with the FDA and other regulatory authorities as we plan and implement our clinical trials to align on the regulatory pathway for approval of PBI-0451 and may seek Emergency Use Authorizations (EUA).

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Expand our pipeline by developing additional highly selective, orally administered drug candidates against additional targets in virology, immunology and oncology. While we believe our lead candidate, PBI-0451, can be developed as a broadly active anti-coronaviral drug, we intend to continue to improve our capability to inhibit a range of coronaviruses, while we expand our wholly owned pipeline by continuing to innovate and discover additional differentiated oral small molecules against additional targets.

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Maximize the value of our product candidates. We intend to retain global commercialization rights to our product candidates, which we believe will allow us to retain the greatest potential value for our product portfolio. However, we may selectively consider entering into collaborations where we believe there is an opportunity, particularly outside the United States to accelerate the development of our product candidates and the commercialization of products, if any, that we successfully develop while also ensuring additional value for our shareholders.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible for and intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the FSDC II initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common equity held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter; or (ii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we may adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-public companies instead of the dates required for other public companies.

Risks Associated with Our Business

Our business is subject to numerous material and other risks that you should be aware of before making an investment decision. These risks are described more fully in the section entitled “Risk Factors.” These risks include, among others:

•	Pardes has incurred significant losses since its inception and expects to incur losses for the foreseeable future.

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Pardes has a limited operating history and no history of successfully developing or commercializing any approved therapeutic products, which may make it difficult to evaluate the success of our business to date and to assess the prospects for our future viability and ability to generate revenue and become profitable in the future`.

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Pardes will require additional capital to finance our operations, which may not be available to us on acceptable terms, or at all. As a result, Pardes may not complete the development and commercialization of PBI-0451 or any other product candidates.

•	Pardes is heavily dependent on the success of PBI-0451, our lead product candidate.

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If Pardes is not successful in discovering, developing, receiving regulatory approval for and commercializing PBI-0451 or other product candidates, our ability to expand our business and achieve our strategic objectives would be impaired.

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PBI-0451 and any other product candidates must undergo rigorous clinical trials and regulatory approvals, and success in nonclinical studies or earlier-stage clinical trials may not be indicative of results in future clinical trials.

•	Pardes is subject to many manufacturing risks, any of which could substantially increase our costs, delay clinical programs and limit supply of our products.

•	Pardes may encounter difficulties in managing our growth, which could adversely affect our operations.

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Pardes must attract and retain highly skilled employees to succeed. If Pardes is not able to retain our current team or continue to attract and retain qualified scientific, technical and business personnel, our business will suffer.

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Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

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If Pardes fails to maintain an effective system of internal control over financial reporting, Pardes may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

•	Pardes’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

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Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside our control, including significant competition for recruiting patients with COVID-19 in clinical trials.

•	Pardes may not be able to secure a partner to help commercialize the product outside of North America.

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PBI-0451, Pardes’s lead candidate recently initiated its Phase 1 clinical study. Accordingly, there is significant uncertainty around the development of PBI-0451 as a potential treatment for coronavirus generally, and SARS-CoV-2 infections and COVID-19 specifically.

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PBI-0451 may face significant competition from vaccines, other anti-viral therapies and other treatments for SARS-CoV-2 infections that are in development. If our competitors develop and market products faster or that are more effective, safer or less expensive than the drug candidates we develop, our commercial opportunities will be negatively impacted.

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Pardes’ success depends upon our ability to obtain and maintain intellectual property protection for our products and technologies. Proprietary rights and technology are difficult and costly to protect, and Pardes may not be able to ensure their protection.

•	COVID-19 may materially and adversely affect our business and financial results.

•	COVID-19 may materially and adversely affect timing and/or conduct of Pardes clinical trials.

Corporate Information

The mailing address for our principal executive office is 2173 Salk Avenue, Suite 250, PMB#052, Carlsbad, CA 92008, and our telephone number is 415-649-8758. Our website address is https://pardesbio.com/. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

THE OFFERING

The following summary of the offering contains basic information about the offering and our Common Stock and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of our Common Stock, please refer to the section titled “Description of Securities of Pardes.”

This prospectus relates to the offer and sale from time to time by the Selling Securityholders, or their permitted transferees, of up to an aggregate of 39,757,419 shares of our common stock consisting of (i) shares issued to the PIPE Investors in a private placement in connection with the closing of the Business Combination, (ii) Founder Shares, (iii) Private Placement Shares, and (iv) shares issued to Pardes Equityholders in connection with the closing of the Business Combination.

Securities that may be offered and sold from time to time by the Selling Securityholders named herein	Up to an aggregate of 39,757,419 shares of Common Stock held by the Selling Securityholders.

Common stock outstanding	62,378,996 shares of Common Stock outstanding as of January 17, 2022.

Use of proceeds	All of the shares of Common Stock offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from these sales.

Market for our common stock	Our common stock is listed on Nasdaq under the symbol “PRDS”.

Risk factors	Any investment in the Common Stock offered hereby is speculative and involves a high degree of risk. You should carefully consider the information set forth under “Risk Factors” elsewhere in this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including those relating to the success, cost and timing of Pardes’s product development activities and clinical trials, the potential attributes and benefits of Pardes’s product candidates, Pardes’s ability to obtain and maintain regulatory approval for its product candidates and Pardes’s ability to obtain funding for its operations. Forward-looking statements include statements relating to our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements relating to Pardes in this prospectus include, but are not limited to, statements about:

•	the ability of Pardes’s clinical trials to demonstrate acceptable safety and efficacy of Pardes’s product candidates, including PBI-0451, Pardes’s lead product candidate, and other positive results;

•	the timing, progress and results of clinical trials for PBI-0451 and completion of studies or trials and related preparatory work,

•	the period during which the results of the trials will become available;

•	the initiation, timing, progress, results and costs of Pardes’s research and development programs and Pardes’s current and future preclinical and clinical studies;

•	Pardes’s ability to initiate, recruit and enroll patients in and conduct its clinical trials at the pace that Pardes’s projects;

•	the timing, scope and likelihood of regulatory filings;

•	Pardes’s ability to obtain marketing approvals of its product candidates and to meet existing or future regulatory standards or comply with post-approval requirements;

•	Pardes’s expectations regarding the potential market size, government stockpiling and the size of the patient populations for its product candidates, if approved for commercial use;

•	Pardes’s intellectual property position and expectations regarding its ability to obtain and maintain intellectual property protection;

•	Pardes’s ability to identify additional products, product candidates or technologies with significant commercial potential that are consistent with its commercial objectives;

•	the impact of government laws and regulations;

•	Pardes’s competitive position and expectations regarding developments and projections relating to its competitors and any competing therapies that are or become available;

•	developments and expectations regarding developments and projections relating to Pardes’s competitors and industry; and

•	other risks and uncertainties indicated in this prospectus, including those under “Risk Factors” herein, and other filings that have been made or will be made with the SEC.

These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

In addition, statements that Pardes “believes” and similar statements reflect such parties’ beliefs and opinions on the relevant subject. These statements are based upon information available to such party as of the date of this prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and these statements should not be read to indicate that Pardes has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

The risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the COVID-19 pandemic and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

MARKET AND INDUSTRY DATA

Certain information contained in this document relates to or is based on studies, publications, surveys and other data obtained from third-party sources and Pardes’s own internal estimates and research. While we believe these third-party sources to be reliable as of the date of this prospectus, we have not independently verified the market and industry data contained in this prospectus or the underlying assumptions relied on therein. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with the other information in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our securities. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on our business, reputation, revenue, financial condition, results of operations and future prospects, in which event the market price of our common stock could decline, and you could lose part or all of your investment. Unless otherwise indicated, reference in this section and elsewhere in this prospectus to our business being adversely affected, negatively impacted or harmed will include an adverse effect on, or a negative impact or harm to, the business, reputation, financial condition, results of operations, revenue and our future prospects. The material and other risks and uncertainties summarized above and described below are not intended to be exhaustive and are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to our Business

Pardes has a limited operating history and no history of successfully developing or commercializing any approved therapeutic products, which may make it difficult to evaluate the success of our business to date and to assess the prospects for our future viability and ability to generate revenue and become profitable in the future.

Pardes is a clinical-stage biopharmaceutical company with a limited operating history. Our operations to date have been limited to organizing and staffing our company, developing our technology and identifying and developing our product candidates and conducting preclinical and clinical studies of our product candidate, PBI-0451. Pardes has not yet demonstrated our ability to complete any early-stage, late-stage or pivotal clinical trials, obtain regulatory approval, formulate and manufacture a commercial-scale product, or conduct sales and marketing activities necessary for successful product commercialization or arrange for third parties to do these activities on our behalf. Investment in biotechnology and pharmaceutical product development is highly speculative because it entails substantial upfront expenditures in contract research organizations, or CROs, and contract manufacturing organizations, or CMOs, and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. Consequently, any predictions you may make about our future success or viability may not be as accurate as they could be if Pardes had a longer operating history.

In addition, Pardes may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown obstacles. If Pardes successfully develops a product candidate, we will eventually need to transition from a company with a research and development focus to a company capable of supporting commercial activities. Pardes may not be successful in this transition. For example, Pardes may need to rapidly develop our commercialization capabilities if PBI-0451 is approved for the treatment of SARS-CoV-2 or receive emergency use authorization.

PBI-0451, Pardes’s lead product candidate, is in Phase 1 clinical development. Pardes does not expect to receive revenue from PBI-0451 for a number of years, if ever. To date, Pardes has not generated any revenue and Pardes will not be able to generate product revenue unless and until PBI-0451, or any other product candidate, successfully completes clinical trials, receives emergency use authorization and is made available, or receives regulatory approval, and is commercialized. Pardes may seek to obtain revenue from collaboration or licensing agreements with third parties or funding from government sources. Our ability to generate future product revenue from PBI-0451 or any other product candidates also depends on a number of additional factors, including our, or our current and future collaborators’, ability to:

•	successfully complete nonclinical studies and clinical trials for PBI-0451 and any other product candidates;

•	seek and obtain marketing approvals for any product candidates that complete clinical development;

•

establish and maintain supply and manufacturing relationships with third parties, and ensure adequate and legally compliant manufacturing of bulk drug substances and drug products to maintain that supply;

•	launch and commercialize any product candidates for which Pardes obtains marketing approval, and, if launched independently, successfully establish a sales, marketing and distribution infrastructure;

•	demonstrate the necessary safety data post-approval to ensure continued regulatory approval;

•	obtain coverage and adequate product reimbursement from third-party payors, including government payors;

•	achieve market acceptance for any approved products;

•	address any competing technological and market developments;

•	negotiate favorable terms in any collaboration, licensing or other arrangements into which Pardes may enter in the future and performing our obligations in such collaborations;

•	establish, maintain, protect and enforce our intellectual property rights; and

•	attract, hire and retain qualified personnel.

In addition, because of the numerous risks and uncertainties associated with biopharmaceutical product development, including that our product candidates may not advance through development or achieve the endpoints of applicable clinical trials, Pardes is unable to predict the timing or amount of increased expenses, or if or when Pardes will achieve or maintain profitability. In addition, Pardes’s expenses could increase beyond expectations if we decide, or are required by the U.S. Food and Drug Administration (the “FDA”), or applicable foreign regulatory authorities in other jurisdictions where Pardes may pursue regulatory approval, or applicable foreign regulatory authorities, to perform nonclinical studies or clinical trials in addition to those that Pardes currently anticipates. Even if Pardes completes the development and regulatory processes described above, Pardes anticipates incurring significant costs associated with launching and commercializing any approved product.

If Pardes does achieve profitability, Pardes may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease our value and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in our value also could cause you to lose all or part of your investment.

Pardes has incurred significant losses since our inception and expects to incur losses for the foreseeable future.

To date, Pardes has devoted almost all of our financial resources to research and development, including preclinical and clinical development activities, and Pardes expects to continue to incur significant research and development and other expenses related to our ongoing operations and the development of our lead therapeutic candidate, PBI-0451. As a result, Pardes is not profitable and has incurred significant losses since our inception in February 2020. For the period February 27, 2020 (inception) through December 31, 2020, Pardes reported net losses of $13.0 million. For the nine months ended September 30, 2021, Pardes reported a net loss of $24.2 million. As of September 30, 2021, Pardes had an accumulated deficit of $37.2 million. Pardes expects to continue to incur significant losses for the foreseeable future, and Pardes expects these losses to increase as Pardes seeks to advance product candidates through clinical development, continue preclinical development, expand our research and development activities, develop new product candidates, complete preclinical studies and clinical trials, seek regulatory approval and, if Pardes receives regulatory approval, commercialize our products.

Even if Pardes succeeds in commercializing PBI-0451 or any other product candidates, Pardes may continue to incur substantial research and development and other expenditures to develop and market additional product candidates. Pardes may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business for any reason, including as a result of the Coronavirus Disease 19, or COVID-19 pandemic. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

Our recurring losses from operations and financial condition raise substantial doubt about our ability to continue as a going concern.

In our audited financial statements as of and for the year ended December 31, 2020 and unaudited financial statements as of and for the nine-month period ended September 30, 2021, we concluded that our cash and cash equivalents as of those dates raised substantial doubt about our ability to continue as a going concern within one year from the original issuance date of such financial statements. Similarly, in our report on such financial statements, our independent registered public accounting firm included an explanatory paragraph stating that we have recurring losses from operations and have a net capital deficiency that raise substantial doubt about our ability to continue as a going concern. We currently believe that with the gross proceeds of $274 million received from the Business Combination and PIPE Investment, our existing cash and cash equivalents will be sufficient to fund our anticipated operating expenses, including clinical trial expenses, and research expenditure requirements for the next twelve months. For more discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Pardes — Liquidation and Capital Resources — Going Concern.”

Pardes will require additional capital to finance our operations, which may not be available to us on acceptable terms, or at all. As a result, Pardes may not complete the development and commercialization of PBI-0451 or any other product candidates.

As a research and development company, Pardes’s operations have consumed substantial amounts of cash since inception. Pardes expects our research and development expenses to increase substantially in connection with our ongoing activities, particularly as Pardes advances PBI-0451 into clinical development.

As of September 30, 2021, Pardes had $26.4 million of cash and cash equivalents. In December 2021, in connection with the Business Combination and the PIPE Investment, we received gross proceeds of $274 million. Pardes believes that the net proceeds received from the Business Combination and the PIPE transaction, together with our existing cash and cash equivalents, will fund our projected operating requirements through at least the next 12 months. Our forecast of the period of time through which our financial reserves will adequately support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this “Risk Factors” section. Pardes has based this estimate on assumptions that may prove to be wrong, and Pardes could utilize our available capital resources sooner than Pardes currently expects. Our future funding requirements, both short and long-term, will depend on many factors, including, but not limited to:

•

the initiation, progress, timing, costs and results of nonclinical studies and anticipated clinical trials for PBI-0451 or any other product candidates Pardes may develop, including any COVID-19-related delays or other effects on our development programs;

•

the outcome, timing and cost of seeking and obtaining regulatory approvals from the FDA and applicable foreign regulatory authorities, including the potential for such authorities to require that Pardes performs more nonclinical studies or clinical trials than those that Pardes currently expects;

•

the cost to establish, maintain, expand, enforce and defend the scope of our intellectual property portfolio, including the amount and timing of any payments Pardes may be required to make, or that Pardes may receive, in connection with licensing, preparing, filing, prosecuting, defending and enforcing any patents or other intellectual property rights;

•	the effect of competing technological and market developments;

•	market acceptance of any approved product candidates, including product pricing, as well as product coverage and the adequacy of reimbursement by third-party payors;

•	the cost of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;

•	the cost and timing of selecting, auditing and potentially validating a manufacturing site for commercial-scale manufacturing;

•	the stability, scale, yield and cost of manufacturing our product candidates for clinical trials, in preparation for regulatory approval and in preparation for commercialization;

•	the cost of establishing sales, marketing and distribution capabilities for any product candidates for which Pardes may receive regulatory approval and that Pardes determines to commercialize;

•	the ability to establish, nature, and timing of potential partnerships around current or future PBI-0451 assets; and

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems.

Pardes does not have any committed external source of funds or other support for our development efforts and Pardes cannot be certain that additional funding will be available on acceptable terms, or at all. Until Pardes can generate sufficient revenue to finance our cash requirements, which Pardes may never do, Pardes expects to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements, and other marketing or distribution arrangements. If Pardes raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. Further, to the extent that Pardes raises additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest will be diluted. If Pardes raises additional capital through debt financing, Pardes could be subject to fixed payment obligations and may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Pardes raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, Pardes may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. Pardes also could be required to seek collaborators for one or more of our product candidates at an earlier stage than otherwise would be desirable or relinquish our rights to product candidates or technologies that Pardes otherwise would seek to develop or commercialize ourselves. If Pardes is unable to raise additional capital in sufficient amounts or acceptable terms, Pardes may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates or one or more of our other research and development initiatives, extend payment terms with suppliers, liquidate assets where possible. Any of the above events could significantly harm our business, prospects, financial condition and results of operations and future prospects and cause the price of our common stock to decline.

Pardes has not generated any revenue and may never be profitable. Pardes is heavily dependent on the success of PBI-0451, our lead product candidate.

Pardes currently has no products that are approved for commercial sale and may never be able to develop marketable products. Pardes expects that a substantial portion of our efforts and expenditures over the next several years will be devoted to our lead product candidate, PBI-0451. Accordingly, our business and future success currently depends heavily on the successful development, regulatory approval, and commercialization of PBI-0451 for treatment of coronaviruses, including the coronavirus that causes COVID-19. Pardes’s development of PBI-0451 for the treatment of COVID-19 is in the Phase 1 clinical stage of development. Pardes cannot be certain that PBI-0451 will successfully commence or complete clinical trials, receive regulatory approval or be successfully commercialized even if Pardes receives regulatory approval. If Pardes is required to discontinue development of PBI-0451 or if PBI-0451 does not receive regulatory approval or fails to achieve significant market acceptance, Pardes would be substantially delayed in our ability to achieve profitability, if ever.

The research, testing, manufacturing, safety, efficacy, labelling, approval, sale, marketing, and distribution of PBI-0451 is, and will remain, subject to comprehensive regulation by the FDA and applicable foreign regulatory authorities. Failure to obtain regulatory approval for PBI-0451 will prevent Pardes from commercializing and marketing PBI-0451.

Further, our future clinical trials of PBI-0451 may not be able to replicate the results from our preclinical studies of PBI-0451. To the extent any of foregoing has not occurred, our expected development time and development costs for PBI-0451 may be increased.

Even if Pardes is able to successfully obtain approval from the FDA or applicable foreign regulatory authorities for PBI-0451, any approval might contain significant limitations related to use, including limitations on the stage of disease PBI-0451 is approved to treat, as well as restrictions for specified age groups, warnings, precautions or contraindications. Furthermore, even if Pardes obtains regulatory approval for PBI-0451, Pardes will still need to develop a commercial infrastructure or develop relationships with collaborators to commercialize, establish a commercially viable pricing structure and obtain coverage and adequate reimbursement from third-party payors, including government healthcare programs otherwise. If Pardes, or any future collaborators, are unable to successfully commercialize PBI-0451, Pardes may not be able to generate sufficient revenue to continue our business.

If Pardes is not successful in discovering, developing, receiving regulatory approval for and commercializing PBI-0451 or other product candidates, our ability to expand our business and achieve our strategic objectives would be impaired.

Pardes’s clinical development efforts are in an early stage. In August 2021, we initiated our first-in-human, Phase 1 clinical trial of PBI-0451. Although Pardes plans to devote a majority of our current resources to the continued clinical testing and potential approval of PBI-0451 for the treatment of SARS-CoV-2 infection, another key element of our strategy is to discover, develop and commercialize a broader portfolio of products. Pardes is currently intending to do so through our internal discovery programs, but our resources are limited, and those resources that Pardes has available have been and are largely geared towards preclinical and nonclinical testing, clinically enabling studies and clinical development of PBI-0451, including our Phase 1 clinical trial in healthy volunteers that initiated in August 2021, and if successful, a Phase 2/3 clinical trial in patients in mid-2022 for PBI-0451. Pardes may also explore strategic collaborations for the development of both PBI-0451 as well as new product candidates, but Pardes may not be successful in entering into such relationships. Other than PBI-0451, Pardes has no product candidates in the clinical stage of development. Research programs to identify additional product candidates require substantial technical, financial and human resources, regardless of whether any product candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for many reasons, including:

•	the research methodology used may not be successful in identifying potential product candidates;

•	competitors may develop alternatives that render our product candidates obsolete or less attractive;

•

a product candidate may, on further study, be shown to have harmful side effects, toxicities, be unable to achieve clinically relevant concentration after dosing or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all;

•	an approved product may not be accepted as safe and effective by trial participants, the medical community or third-party payors; and

•

intellectual property, patents or other proprietary rights of third parties may cover the product candidates that we develop or potentially block our entry into certain markets or make such entry economically impracticable.

If Pardes fails to develop and successfully commercialize other product candidates, our business and future prospects may be harmed, and our business will be more vulnerable to any problems that Pardes encounters in developing and commercializing PBI-0451.

Nonclinical development is uncertain. Our nonclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize our drug candidates on a timely basis or at all, which would have an adverse effect on our business.

In order to obtain approval from the FDA and other major regulatory agencies in non-U.S. countries to market a new drug candidate, we must demonstrate proof of safety and efficacy in humans. To meet these requirements, we will have to conduct adequate and well-controlled clinical trials. Before we can commence clinical trials for a drug candidate, we must complete extensive nonclinical studies that support our planned INDs or CTAs in the United States and other countries. We cannot be certain of the timely completion or outcome of our nonclinical studies and cannot predict if the FDA or other regulatory authorities will accept our proposed clinical programs or if the outcome of our nonclinical studies will ultimately support further development of our programs. In addition, the FDA or other regulators may decline to accept the data we obtain from foreign clinical studies in support of an IND, CTA, NDA or MAA in the given country/region, which may require us to repeat or conduct additional nonclinical studies or clinical trials that we did not anticipate. As a result, we cannot be sure that we will be able to submit INDs in the United States, or CTAs or similar applications in other jurisdictions, on the timelines we expect, if at all, and we cannot be sure that submission of INDs, CTAs or similar applications will result in the FDA or other regulatory authorities allowing additional clinical trials to begin.

Conducting nonclinical testing is a complex, lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity and novelty of the program, and often can take several years or more per program. Delays associated with programs for which we are directly conducting nonclinical studies may cause us to incur additional operating expenses. Moreover, we may be affected by delays associated with the studies of certain programs that are the responsibility of potential future partners, if any, over which we have no control. The commencement and rate of completion of nonclinical studies and clinical trials for a drug candidate may be delayed by many factors, including:

•	inability or failure by us or third parties to comply with regulatory requirements, including the requirements of good laboratory practice (“GLP”);

•	inability to generate sufficient nonclinical or other in vivo or in vitro data to support the initiation of clinical studies;

•	delays in reaching a consensus with regulatory agencies on study design and obtaining regulatory authorization to commence clinical trials;

•	challenges in obtaining sufficient quantities of our drug candidates for use in nonclinical studies and clinical trials from third-party suppliers on a timely basis;

•

delays due to the COVID-19 pandemic, including due to reduced workforce productivity as a result of our implementation of a work-from-home policy or illness among personnel, or due to delays at our third-party contract research organizations throughout the world for similar reasons or due to restrictions imposed by applicable governmental authorities; and

•	delays due to other global-scale potentially catastrophic events, including other pandemics, terrorism, war, and climate changes.

Moreover, even if candidates from our drug programs advance into clinical trials, our development efforts may not be successful, and clinical trials that we conduct or that third parties conduct on our behalf may not demonstrate sufficient safety or efficacy to obtain the requisite regulatory approvals for any drug candidates we develop. Even if we obtain positive results from nonclinical studies or initial clinical trials, we may not achieve the same success in future trials.

PBI-0451 and any other product candidates must undergo rigorous clinical trials and regulatory approvals, and success in nonclinical studies or earlier-stage clinical trials may not be indicative of results in future clinical trials.

PBI-0451 and any other product candidates will be subject to rigorous and extensive clinical trials and extensive regulatory approval processes implemented by the FDA and applicable foreign regulatory authorities. The approval process is typically lengthy and expensive, and approval is never certain. Pardes has limited experience in conducting the clinical trials required to obtain regulatory approval. Pardes may not be able to conduct clinical trials at preferred sites, enlist clinical investigators, enroll sufficient numbers of participants or begin or successfully complete clinical trials in a timely fashion, if at all. Our clinical trials may not demonstrate that our potential products, including PBI-0451, will be active, safe or effective or achieve sufficient exposure to be of clinical benefit. Additional clinical trials may be required if clinical trial results are negative or inconclusive, which will require us to incur additional costs and significant delays.

Success in preclinical studies and earlier-stage clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the effectiveness and safety of a product candidate. In addition, the design of a clinical trial can determine whether our results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. Pardes may be unable to design and execute a clinical trial to support regulatory approval. Historically there is a high failure rate for drugs proceeding through clinical trials at every stage. In fact, many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in nonclinical studies and earlier-stage clinical trials. Similarly, the outcome of nonclinical studies may not predict the success of clinical trials. Moreover, data obtained from nonclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, Pardes may experience regulatory delays or rejections as a result of many factors, including due to changes in regulatory policy during the period of development of our product candidates. Any such delays could negatively impact our business, financial condition, results of operations and prospects.

While not currently planned, one or more of our future clinical trials may use an “open-label” trial design. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our product candidates for which Pardes includes an open-label clinical trial when studied in a controlled environment with a placebo or active control.

Interim, “topline” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our business and financial prospects.

From time to time, we may publicly disclose preliminary or top-line data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available.

From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our common stock.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim, top-line, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

Pardes is subject to many manufacturing risks, any of which could substantially increase our costs, delay clinical programs and limit supply of our products.

Pardes contracts with third party manufacturers to make our new drug substance and drug product to support current and planned clinical trials and for potential commercial sale, if approved. Our contract manufacturers may not be able to adopt, adapt or scale up the manufacturing process in a timely manner to support our future clinical trials. The process of manufacturing our product is complex, highly regulated and subject to several risks, including:

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the manufacturing process is susceptible to product loss due to contamination by adventitious microorganisms, equipment failure, improper installation or operation of equipment, vendor or operator error and improper storage conditions. Even minor deviations from normal manufacturing processes could result in reduced production yields and quality as well as other supply disruptions. If microbial, viral or other contaminations are discovered in our products or in the manufacturing facilities in which our products are made, the manufacturing facilities may need to be closed for an extended period of time to investigate and eliminate the contamination;

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the manufacturing facilities in which our products are made could be adversely affected by equipment failures, labor and raw material shortages, financial difficulties of our contract manufacturers, natural disasters, power failures, local political unrest, politically driven embargoes or trade agreements affecting supply of raw materials, and numerous other factors; and

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any adverse developments affecting manufacturing operations for our products may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls or other interruptions in the supply of our products. Pardes may also have to record inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more expensive manufacturing alternatives.

Manufacturers of these products sometimes encounter difficulties in production, especially during scale-up from the manufacturing process used for early clinical trials to a validated process needed for pivotal clinical studies and commercial launch. These problems include failure to meet target production costs and yields, sub-par quality control testing, including stability of the product, quality assurance system failures, operator error and shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Pardes cannot assure you that any product quality issues relating to the manufacture of PBI-0451 or any other product candidates will not occur in the future.

Pardes does not have and Pardes does not currently plan to acquire or build the facilities or internal capabilities to manufacture bulk drug substance or filled drug product for use in clinical trials or commercialization. To a large extent, that makes us dependent on the goodwill of our contract manufacturing partners to quickly fix deviations that will inevitably occur during the manufacturing of our product. Any delay or interruption in the supply of clinical trial materials could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials altogether.

Pardes may develop product candidates in combination with other therapies, which exposes it to additional risks.

Pardes may develop product candidates in combination with other product candidates or existing therapies. Even if any product candidate we develop was to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or similar foreign regulatory authorities could revoke approval of the therapy used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. Combination therapies are commonly used in antiviral treatments, and we would be subject to similar risks if we develop any of our product candidates for use in combination with other drugs or for indications other than currently anticipated. This could result in our own products being removed from the market or being less successful commercially.

We may also evaluate our product candidates in combination with one or more other therapies that have not yet been approved for marketing by the FDA or similar foreign regulatory authorities. We will not be able to market and sell the product candidates we develop in combination with any such unapproved therapies that do not ultimately obtain marketing approval.

If the FDA or similar foreign regulatory authorities do not approve these other drugs or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the drugs we choose to evaluate in combination with our product candidates, we may be unable to obtain approval of or market the product candidates we develop.

Pardes may encounter difficulties in managing our growth, which could adversely affect our operations.

As of January 17, 2022, Pardes had thirty-four (34) full-time employees. As Pardes continues development and pursues the potential commercialization of our product candidates, Pardes will need to expand our financial, development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities. As our operations expand, Pardes expects that we will need to manage additional relationships with various strategic collaborators, suppliers and other third parties. Our future financial performance and our ability to develop and commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively.

Pardes must attract and retain highly skilled employees to succeed. If Pardes is not able to retain our current team or continue to attract and retain qualified scientific, technical and business personnel, our business will suffer.

To succeed, Pardes must recruit, retain, manage and motivate qualified clinical, scientific, technical and management personnel and Pardes faces significant competition for experienced personnel. If Pardes does not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect our ability to execute our business plan and harm our operating results. Pardes is dependent on the members of our management team and our scientific and commercial advisors for our business success, including our Chief Executive Officer, Uri A. Lopatin, M.D., our Chief Science Officer, Lee D. Arnold, Ph.D., our Chief Development Officer, Brian P. Kearney, PharmD, our Chief Commercial Officer, Sean P. Brusky, our Chief Business & Strategy Officer, Philippe Tinmouth, our General Counsel, Elizabeth H. Lacy and our Chief Financial Officer, Heidi Henson. Pardes does not maintain “key person” insurance for any of our key personnel. An important element of our strategy is to take advantage of the research and development expertise of our current management. Pardes currently has employment agreements with all of our executive officers. Our employment agreements with our executive officers are terminable by them without notice and some provide for severance and change in control benefits. The loss of any one of our executive officers could result in a significant loss in the knowledge and experience that Pardes, as an organization, possesses and could cause significant delays, or outright failure, in the development and further commercialization of our product candidates.

There is intense competition for qualified personnel, including management in the technical fields in which Pardes operates and Pardes may not be able to attract and retain qualified personnel necessary for the successful research, development and commercialization of our product candidates. In particular, Pardes has experienced a very competitive hiring environment in California, where Pardes is headquartered. Many of the other pharmaceutical companies that Pardes competes against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than Pardes does. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what Pardes has to offer. If Pardes is unable to continue to attract and retain high-quality personnel, the rate and success with which Pardes can discover and develop product candidates and our business will be limited.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

Pardes cannot ensure that our compliance controls, policies, and procedures will in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that would violate the law or regulation, including, without limitation, healthcare, employment, foreign corrupt practices, environmental, competition, and patient privacy and other privacy laws and regulations. Such improper actions could subject us to civil or criminal investigations, and monetary and injunctive penalties, and could adversely impact our ability to conduct business, operating results, and reputation.

Pardes is exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to comply with the laws enforced by the FDA and applicable foreign regulatory authorities, fails to provide true, complete and accurate information to the FDA and applicable foreign regulatory authorities, fails to comply with manufacturing standards Pardes has established, fails to comply with healthcare fraud and abuse laws in the United States and similar foreign laws, or fails to report financial information or data accurately or to disclose unauthorized activities to us. If Pardes obtains FDA or other foreign regulatory approvals of any of our product candidates and begin commercializing those products in the United States or elsewhere, our potential exposure under these laws will increase significantly, and our costs associated with compliance with these laws are also likely to increase. Additionally, Pardes is subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. These laws may impact, among other things, our future activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs. If any such actions are instituted against us, and Pardes is not successful in defending ourself or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. It is not always possible to identify and deter employee misconduct, and the precautions Pardes takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us and Pardes is not successful in defending ourself or asserting our rights, those actions could result in significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, and the curtailment or restructuring of our operations.

If Pardes fails to maintain an effective system of internal control over financial reporting, Pardes may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for Pardes to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by Pardes conducted in connection with Section 404 of the Sarbanes-Oxley Act, or Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Pardes will be required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as Pardes is an emerging growth company, or EGC, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls over financial reporting could lead to restatements of our financial statements and require us to incur the expense of remediation.

Pardes’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Pardes’s disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, or Exchange Act, is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Pardes believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

Enrollment and retention of participants in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside our control, significant competition for recruiting patients with COVID-19 in clinical trials.

Identifying and qualifying participants for our clinical trials is critical to our success. Pardes may encounter delays in enrolling, or be unable to enroll, a sufficient number of patients to complete any of our clinical trials, and even once enrolled Pardes may be unable to retain a sufficient number of patients to complete any of our trials. The enrollment of participants in our Phase 1 clinical trial in New Zealand was delayed due to rising infection rates and government shutdowns at the time we initiate our Phase 1 clinical trial.

Factors that may generally affect patient enrollment include:

•	the size and nature of the patient population;

•	the number and location of clinical sites where patients are to be enrolled;

•	the eligibility and exclusion criteria for the trial;

•	the design of the clinical trial;

•	inability to obtain and maintain patient consents;

•	risk that enrolled participants will drop out before completion;

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competition with other companies for clinical sites or patients and clinicians’ and patients’ perceptions as to the potential advantages of the product being studied in relation to other available therapies, including any new products that may be approved for the indications Pardes is investigating; and

•	other factors outside of our control, such as the ongoing and evolving nature of the COVID-19 pandemic, the efficacy of vaccines and availability of other treatment options.

In addition, our future clinical trials are anticipated to compete for participants with other clinical trials that are in the same therapeutic areas as our product candidates or similar areas, and this competition will reduce the number and types of participants available to us because some participants who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of participants who are available for our clinical trials at such clinical trial sites.

In addition, if any significant adverse events or other side effects are observed in any of our current or planned clinical trials, recruitment of participants to our clinical trials may be more difficult and participants may drop out of our trials, or we may be required to abandon the trials or our development efforts of one or more product candidates altogether. Pardes’s inability to enroll a sufficient number of participants for our clinical trials would result in significant delays, which would increase our costs and have an adverse effect on Pardes.

Pardes’s business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in ours or related parties’ cyber security.

Pardes commenced operations in February 2020 at the beginning of the COVID-19 pandemic and the commencement of stay-at-home orders by the State of California. As a result, all employees work remotely, and the Company has not established any physical location. Pardes continuously reviews and assesses the adequacy of our internal computer security measures. Our internal computer systems and those of current and future third parties on which Pardes rely may fail and are vulnerable to damage from computer viruses and unauthorized access. Our information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and connection to the Internet, face the risk of systemic failure that could disrupt our operations.

Our computer systems, as well as those of our CROs and other contractors and consultants, are vulnerable to failure or damage from computer viruses and other malware, unauthorized access or other cybersecurity attacks, natural disasters (including hurricanes and earthquakes), terrorism, war, fire and telecommunication or electrical failures. In the ordinary course of our business, we directly or indirectly collect, store and transmit sensitive data, including intellectual property, confidential information, preclinical data, proprietary business information, personal data and, upon entering the clinic, clinical trial data and personally identifiable health information of our clinical trial subjects, in our data centers and on our networks, or on those of third parties. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or internal bad actors, or breached due to employee error, a technical vulnerability, malfeasance or other disruptions. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. We may not be able to anticipate all types of security threats, nor may we be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations or hostile foreign governments or agencies. We cannot assure you that our data protection efforts and our investment in information technology will prevent significant breakdowns, data leakages or breaches in our systems or those of our CROs and other contractors and consultants.

If a security incident were to occur and cause interruptions in our operations, it could result in a material disruption of our product candidate development programs. For example, the loss of preclinical studies or clinical trial data from completed, ongoing or planned studies or trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information and significant regulatory penalties, and such an event could disrupt our operations, damage our reputation and cause a loss of confidence in us and our ability to conduct clinical trials, which could adversely affect our reputation and delay our clinical development of our product candidates.

While Pardes has not, to our knowledge, experienced any such material system failure or security breach of our internal systems to date, some of our documents and data were compromised and taken as a result of a hack of a file transfer vendor used by one of our service providers. While this security incident did not result in a loss of, or damage to data, our confidential information could prematurely be disclosed by third parties. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data, or inappropriate disclosure of confidential or proprietary information, Pardes could incur liability, our competitive position could be harmed, and the further development and commercialization of our product candidates could be hindered or delayed.

Comprehensive tax reform legislation could adversely affect our business and financial condition.

The “Tax Cuts and Jobs Act,” or the Tax Act, significantly revised the Code. The Tax Act, among other things, includes a reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, a limitation of the tax deduction for net interest expense to 30% of adjusted earnings (except for certain small businesses), a limitation of the deduction for net operating losses, or NOLs, to 80% of current year taxable income and an elimination of NOL carrybacks (though any such NOLs may be carried forward indefinitely), and modifying or repealing many business deductions and credits (including reducing the business tax credit for certain clinical testing expenses incurred in the testing of certain drugs for rare diseases or conditions generally referred to as “orphan drugs”). Additionally, on March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, which, among other things, suspends the 80% limitation on the deduction for NOLs in taxable years beginning before January 1, 2021, permits a 5-year carryback of NOLs arising in taxable years beginning after December 31, 2017 and before January 1, 2021, and generally caps the limitation on the deduction for net interest expense at 50% of adjusted taxable income for taxable years beginning in 2019 and 2020. Pardes continues to examine the impact this tax reform legislation may has on our business. Pardes urges investors to consult with their legal and tax advisers regarding the implications of the Tax Act and the CARES Act on an investment in our common stock.

Pardes might not be able to utilize a significant portion of our U.S. NOL carryforwards and U.S. research and development tax credit carryforwards.

As of December 31, 2020, Pardes had U.S. federal and state NOL carryforwards of $5.1 million, and U.S. federal and state research and development tax credit carryforwards of $0.1 million. If not utilized, such state NOL carryforwards and federal research and development credits will expire at various dates beginning in 2040. Pardes does not anticipate generating revenue from sales of products for the foreseeable future, if ever, and Pardes may never achieve profitability. These NOL and tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities. Under the Tax Act, unused losses generated in taxable years beginning after December 31, 2017 will not expire and may be carried forward indefinitely, and generally may not be carried back to prior taxable years, except that, under the CARES Act a 5-year carryback of NOLs arising in taxable years beginning after December 31, 2017 and before January 1, 2021 is permitted. Additionally, for taxable years beginning after December 31, 2020, the deductibility of such U.S. federal NOLs is limited to 80% of our taxable income in any future taxable year. In addition, under Section 382 of the Code, the amount of benefits from our NOL carryforwards may be impaired or limited if Pardes incurs a cumulative ownership change of more than 50% over a three-year period. Pardes may have experienced ownership changes in the past and may experience ownership changes in the future as a result of the Business Combination and subsequent shifts in our stock ownership, some of which are outside our control. As a result, our use of U.S. federal NOL carryforwards could be limited. State NOL carryforwards may be similarly limited. Any such disallowances may result in greater tax liabilities than Pardes would incur in the absence of such a limitation and any increased liabilities could adversely affect our business, results of operations, financial position and cash flows.

Pardes uses and generates materials that may expose us to material liability.

Pardes’s research programs involve the use of hazardous materials and chemicals, which are currently only handled by third parties. Pardes is subject to foreign, federal, state and local environmental and health and safety laws and regulations governing, among other matters, the use, manufacture, handling, storage and disposal of hazardous materials and waste products. Pardes may incur significant costs to comply with these current or future environmental and health and safety laws and regulations. In addition, Pardes cannot completely eliminate the risk of contamination or injury from hazardous materials and may incur material liability as a result of such contamination or injury. In the event of an accident, an injured party may seek to hold us liable for any damages that result. Any liability could exceed the limits or fall outside the coverage of our workers’ compensation, property and business interruption insurance and Pardes may not be able to maintain insurance on acceptable terms, if at all. Pardes currently carries no insurance specifically covering environmental claims.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include general liability, clinical trials, workers’ compensation, umbrella, and directors’ and officers’ insurance.

Any product liability insurance coverage we acquire in the future may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If we obtain marketing approval for any of our product candidates, we intend to acquire insurance coverage to include the sale of commercial products; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. A successful product liability claim or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business, including preventing or limiting the development and commercialization of any product candidates we develop. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

We also expect that, given our stage of development and intended therapeutic indication, operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs and retention levels to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash and cash equivalents position and results of operations.

Risks Related to COVID-19

Unless the context otherwise requires, references in this subsection “— Risks Related to COVID-19” to “we”, “us” and “our” generally refer to Pardes or the Company.

PBI-0451, Pardes’s lead candidate recently initiated its Phase 1 clinical study. Accordingly, there is significant uncertainty around the development of PBI-0451 as a potential treatment for coronavirus generally, and SARS-CoV-2 infections and COVID-19 specifically.

In August 2021, Pardes initiated our Phase 1 clinical trial of PBI-0451 for the treatment and prevention of SARS-CoV-2 infections. Given the early stage of development, there is significant uncertainty whether PBI-0451 can be successfully developed as a potential treatment or prevention for SARS-CoV-2 infections. Pardes has committed and plans to continue to commit significant financial and personnel resources to the development of PBI-0451. Pardes seeks to develop PBI-0451 as a potential treatment and prevention for SARS-CoV-2 infections. While the binding region of PBI-0451 in the Mpro protease appears to have been highly conserved in current circulating strains of SARS-CoV-2 based on available genome sequence data, it is unknown if protease inhibitor resistant variants may arise in the future. If this should occur, this may reduce the activity of PBI-0451 against the SARS-CoV-2 Mpro.

Additionally, while there is currently an urgent need for a treatment for SARS-CoV-2 infections, the longevity and extent of the COVID-19 pandemic caused by SARS-CoV-2 is uncertain. If the pandemic were to dissipate, whether due to a significant decrease in new infections, due to the availability of vaccines, or otherwise, the need for a treatment could decrease significantly. If the need for a treatment decreases before or soon after commercialization of PBI-0451, if approved, or other treatments for SARS-CoV-2 infections are developed and commercialized before PBI-0451, thereby reducing the eligible patient population for treatment, Pardes’s business could be adversely impacted.

Further, while Pardes hopes to develop PBI-0451 and explore the effectiveness of PBI-0451 and/or additional potential therapies against other or future coronaviruses in addition to SARS-CoV-2, we cannot be certain this will be the case. If Pardes’s potential therapies are not effective against other or future coronaviruses, the value and/or sales potential of these therapies may be reduced or eliminated. Pardes’s business could be negatively impacted by our allocation of significant resources to a global health threat that is unpredictable and could rapidly dissipate or against which our potential therapies, if developed, may not be partially or fully effective, and may ultimately prove unsuccessful or unprofitable. Furthermore, there are no assurances that PBI-0451 or other Pardes therapies will be approved for inclusion in government stockpile programs, which may be material to the commercial success of any approved coronavirus-related drug candidate, either in the United States or abroad.

Pardes will also need to enter into manufacturing arrangements in the future in order to create a supply chain for our drug candidates that can adequately support demand. Even if Pardes is successful in developing and manufacturing an effective treatment for SARS-CoV-2 infections, the SARS-CoV-2 virus could develop resistance to Pardes’s treatments, which could affect any long-term demand or sales potential for these potential therapies.

Pardes faces substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than us.

The biotechnology and pharmaceutical industry is intensely competitive and subject to rapid and significant technological change. Our competitors include multinational pharmaceutical companies, specialized biotechnology and pharmaceutical companies and universities and other research institutions. A number of pharmaceutical companies, as well as large and small biotechnology and biopharmaceutical companies are pursuing the development or marketing of pharmaceuticals or other drug products that target SARS-CoV-2 viral infections or COVID-19 disease and other therapeutic indications that we may pursue. It is also probable that the number of companies seeking to develop products and therapies for the treatment of SARS-CoV-2 virus and other coronaviruses will increase. Many of our competitors have substantially greater financial, technical, human and other resources than Pardes does and may be better equipped to develop, manufacture and market technologically superior products. In addition, many of these competitors have significantly greater experience than Pardes has in undertaking nonclinical studies and human clinical trials of new pharmaceutical or medicinal products and in obtaining regulatory approvals of human therapeutic products. Accordingly, our competitors may succeed in obtaining regulatory authorizations for competing products that may be superior to our product candidates sooner than we are able to obtain approval. Competitors may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates. Competitors may also enter into procurement and supply agreements with governments that may impact our ability to enter into similar agreements. In addition, many competitors have greater name recognition and more extensive collaborative relationships. Smaller and earlier-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Our competitors also compete with us in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

PBI-0451 may face significant competition from vaccines and other treatments for SARS-CoV-2 infections that are in development. If our competitors develop and market products faster or that are more effective, safer or less expensive than the drug candidates we develop, our commercial opportunities will be negatively impacted.

Many biotechnology and pharmaceutical companies are developing vaccines and treatments for SARS-CoV-2, the virus that causes COVID-19. Many of these companies, which include large pharmaceutical companies, have greater resources for development and established commercialization capabilities and our competitors may obtain regulatory authorizations of their products more rapidly than Pardes. For example, in October 2020, the FDA approved the antiviral drug Veklury (remdesivir), a direct acting antiviral marketed by Gilead Sciences, Inc. for the treatment of SARS-CoV-2 infections in certain patients requiring hospitalization and in November 2020 the FDA granted Regeneron Pharmaceuticals, Inc. an emergency use authorization for the use of casirivimab and imdevimab, administered together, for the treatment of mild to moderate COVID-19 in adult and certain pediatric patients with positive results of direct SARS-CoV-2 viral testing who are at high risk for progressing to severe COVID-19 and/or hospitalization. In the same month, the FDA granted Eli Lily & Company emergency use authorization for Bamlanivimab for the treatment of mild to moderate COVID-19 in adult and certain pediatric patients. There are other companies that are currently pursuing authorization for emergency use of their respective products. For example, in May 2021, the FDA granted VIR Biotechnology, Inc. and GlaxoSmithKline plc emergency use authorization for sotrovimab for the treatment of adults and pediatric patients 12 years of age and older with mild to moderate COVID-19. Brii Biosciences submitted an emergency use authorization to the FDA in October 2021 for its combination therapy, BRII-196-BRII-198 which has been approved in China in December 2021, to treat Covid-19 patients. In addition to therapeutics, vaccines indicated for active immunization to prevent COVID-19 have been recently authorized for emergency use. In December 2020, the FDA granted authorization for emergency use for vaccines from Pfizer Inc. and BioNTech and Moderna, Inc., each of which announced clinical trial results showing that their respective vaccine candidate was found to be more than 90% effective in preventing COVID-19 during such trials, and in February 2021, the FDA granted emergency use authorization to a vaccine developed by Janssen Pharmaceutical Company. On August 23, 2021, the FDA approved the Pfizer Inc. vaccine for the prevention of COVID-19 disease in individuals 16 years of age or older, nine months after receiving authorization for emergency use. Additionally, in February 2021, the FDA granted EUA to a combination of Eli Lilly and AbCellera’s monocolonal antibody bamlanivimab and a second Eli Lilly antibody, etesevimab, for treatment of mild to moderate COVID-19. Additional vaccines and therapeutics are in development by other pharmaceutical and biopharmaceutical companies. For example, Molnupiravir, an orally administered direct-acting antiviral, which is being developed by Merck & Co. and Ridgeback Biotherapeutics LP, is currently in Phase 2/3 development in the outpatient setting for treatment and post-exposure prophylaxis. In June 2021, Merck entered into a procurement agreement with the U.S. government for Molnupiravir that was conditioned upon receiving emergency use authorization and in December 2021, Molnupiravir received emergency use authorization from the FDA for treatment of high-risk adults with mild to moderate COVID-19. Pfizer, Inc. initiated clinical development of its protease inhibitor, another form of direct acting antiviral in March 2021 and in September 2021 initiated its Phase 2/3 clinical trial to investigate its protease inhibitor direct acting antiviral in combination with ritonavir in non-hospitalized symptomatic participants who have a confirmed diagnosis of SARS-CoV-2. In December 2021 Pfizer announced that it had received emergency use authorization for its antiviral candidate, PAXLOVID™ (nirmatrelvir (PF-07321332) tablets and ritonavir tablets)) for the treatment of mild to moderate COVID-19 in patients at high risk of hospitalizations or death. Previously Pfizer had entered into a government purchase agreement with the U.S. government for it to purchase certain quantities of PF-07321331 upon receiving EUA. Given the products currently approved or authorized for use as well as those in development by others, any treatment we may develop could face significant competition that would negatively impact our commercial opportunity.

Many of these companies, which include large pharmaceutical companies, have greater resources for development and established commercialization capabilities, including U.S. government funding. If any other company develops treatments more rapidly or effectively than we do, develops a treatment that becomes the standard of care, develops a treatment at a lower cost, develops a treatment with a more convenient or preferred route of administration or is more successful at commercializing an approved treatment, we may not be able to successfully commercialize PBI-0451 for the treatment of SARS-CoV-2 infection, even if approved, or compete with other treatments or vaccines, which could adversely impact our business and operations and our ability to raise funds.

Pardes’s commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe effects, are more convenient, have a broader label, are marketed more effectively, including gaining exclusivity for their competing products on formularies thereby excluding our products from such formularies, are reimbursed or are less expensive than any products that we may develop. Pardes’s competitors also may obtain marketing approval for their products more rapidly than Pardes may obtain approval for our therapy (if at all), which could result in our competitors establishing a strong market position before we are able to enter the market (if ever). Even if the drug candidates Pardes develops achieve marketing approval, they may be priced at a significant premium over competitive products, resulting in reduced competitiveness.

Pardes’s ability to obtain any future funding for our development and manufacturing efforts or to ultimately commercialize a therapy for SARS-CoV-2 infections, if approved, could also be impacted by the success or failure of other entities, or perceived success or failure of their therapeutic candidates. Pardes may expend resources in anticipation of clinical trials and potential commercialization of PBI-0451, which we may not be able to recover if PBI-0451 is not approved for the treatment of SARS-CoV-2 or we are not successful at commercializing PBI-0451.

Pardes believes that there is an urgent unmet need for safe, effective and easy-to-use SARS-CoV-2 treatments. Accordingly, Pardes will prepare and plan for Phase 2/3 clinical trials in advance of obtaining results from our Phase 1 clinical trial to expedite the commencement of Phase 2/3 clinical trials if the data from Pardes’s Phase 1 clinical trials of PBI-0451 in healthy volunteers is positive. If interim data from our proposed Phase 2/3 clinical trial in SARS-CoV-2 infected patients is positive, Pardes may pursue certain expedited development, review and authorization or approval programs offered by the FDA and other regulators, to sponsors of drugs designed to treat serious diseases and conditions. These programs may offer the potential for a more rapid approval and commercialization process than traditional regulatory review pathways. Although Pardes believes that if our Phase 1 and proposed Phase 2/3 trials of PBI-0451 for the treatment of SARS-CoV-2 infection in patients with mild to moderate (non-hospitalized) COVID-19 disease are successful, we may be able to seek emergency use authorization, Pardes has not yet discussed potential registration pathways with the FDA or other regulatory authorities, and there is no guarantee that the FDA or other regulatory authorities will agree with any strategy Pardes may propose or determine that emergency use authorization is appropriate. However, to prepare for the possibility that Pardes may be required to develop and rapidly commercialize PBI-0451, we may enter into agreements with, and make payments to, contract manufacturing organizations, or CMOs, prior to obtaining any approval to market PBI-0451 for the treatment of SARS-CoV-2 infections. As a result, Pardes may not be able to recover these costs if PBI-0451 is not approved, which could have a material adverse effect on our business.

Pardes currently expects that the market for a treatment for SARS-CoV-2 infections will be large. It is not certain that any CMOs retained to manufacture PBI-0451 will be able to meet any commercial demand for PBI-0451. If Pardes is unable to meet commercial demand, we may not be able to fully capitalize on development of PBI-0451, which could have an adverse effect on our business.

Furthermore, Pardes as an organization has never commercialized a product and may not be successful in establishing the capabilities required for commercialization. In order to commercialize PBI-0451, we will need to rapidly establish and build sales, market access and marketing capabilities prior to obtaining approval to market

PBI-0451. If Pardes does not obtain approval for PBI-0451, we will have expended those resources prematurely, and our business could be adversely affected.

There has also been significant media coverage regarding the pricing of vaccines and treatments for COVID-19. For example, Gilead Sciences, Inc. has recently come under scrutiny regarding its pricing of remdesivir, after having donated its initial supply of the drug. Pricing for drugs to treat COVID-19 continues to evolve, and Pardes cannot be certain of the factors that will determine the sales price of PBI-0451, if approved. If Pardes is unable to sell PBI-0451 at a sufficient price point, our ability to commercialize PBI-0451, if approved, may be adversely affected.

COVID-19 may materially and adversely affect our business and financial results.

In December 2019, SARS-CoV-2 was first described in China. Since then, SARS-CoV-2 and the resulting COVID-19 disease has spread globally. In the United States, travel bans, infections and government stay-at-home orders have caused widespread disruption in business operations and economic activity. Governmental authorities around the world have implemented measures to reduce the spread of COVID-19. These measures, including suggested or mandated “shelter-in-place” orders, have adversely affected workforces, customers, consumer sentiment, economies, and financial markets, and, along with decreased consumer spending, have led to disruptions in the U.S. economy. In response to the public health directives and orders and to help minimize the risk of COVID-19 for our employees, all Pardes employees currently work-from-home. Many of Pardes’s third-party collaborators, such as our CMOs, contract research organizations, or CROs, suppliers and others, have taken similar precautionary measures. As certain countries have reopened, they have experienced a new surge of infections and have in some areas reinstated stay at home orders and other containment measures. Efforts to re-open are likely to take a significant amount of time, require additional resources to implement social-distancing and other containment measures, or may not be successful. These measures may disrupt Pardes’s business and our current and proposed clinical program and timelines.

The impact to our operations due to the COVID-19 pandemic could be severe and could negatively affect our business, financial condition and results of operations. To the extent the COVID-19 pandemic adversely affects our business and financial results, the pandemic may also have the effect of heightening many of the other risk factors described in this “Risk Factors” section, such as those relating to our clinical trial timelines, Pardes’s ability to enroll subjects for clinical trials and obtain materials that are required for the production of our product candidates, and our ability to raise capital.

COVID-19 may materially and adversely affect Pardes clinical trials.

As a result of the COVID-19 pandemic, Pardes may experience additional disruptions that could severely impact our clinical trials, including:

•

delays or difficulties in enrolling participants in a clinical trial, including rapidly evolving treatment paradigms, and subjects that may not be able to comply with clinical trial protocols if quarantines impede subject movement or interrupt healthcare services;

•	difficulties in enrolling participants due to the number of competing therapies being tested for COVID-19;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators, and clinical site staff, or the overwork of existing investigators and staff;

•

diversion or prioritization of healthcare resources away from the conduct of clinical trials and towards the COVID-19 pandemic, including the diversion of hospitals serving as clinical trial sites and hospital staff supporting the conduct of clinical trials;

•	interruptions or delays in preclinical or clinical studies due to restricted or limited operations at research and development laboratory facilities;

•

interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal, state or provincial governments, employers and others;

•

limitations in employee resources that would otherwise be focused on the conduct of our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

•	delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;

•	delays in clinical sites receiving the supplies and materials needed to conduct clinical trials;

•	interruption in global shipping that may affect the transport of clinical trial materials, such as investigational drug product;

•

changes in local regulations as part of a response to the COVID-19 outbreak that may require Pardes to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

•

delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees; and

•	the refusal of the FDA or other regulators to accept data from clinical trials in SARS-CoV-2 affected geographies.

As a result, the expected timeline for data readouts of Pardes’s clinical trials and certain regulatory filings may be negatively impacted, which would adversely affect and delay our ability to obtain regulatory approvals for our product candidates, increase our operating expenses, and have a material adverse effect on our financial condition. Moreover, SARS-CoV-2 is a novel pathogen, and information regarding the symptoms, progression, and spread of COVID-19 continues to rapidly evolve, which may present additional challenges for the conduct of Pardes’s clinical trials in COVID-19 patients. For example, COVID-19 patients have presented with a wide range of symptoms and side effects, which may make it more difficult for clinical trial investigators to determine whether any adverse events observed in Pardes’s clinical trials are related to PBI-0451 or are consistent with the underlying disease. Any increase in the severity or incidence of adverse events deemed to be related to PBI-0451 could delay or prevent our regulatory approval, which could have a material adverse effect on Pardes’s financial condition.

Risks Related to Government Regulation

The regulatory approval processes of the FDA and applicable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable. Our inability to obtain regulatory approval for PBI-0451 or any other product candidate would substantially harm our business.

The time required to obtain approval from the FDA and applicable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of nonclinical studies and clinical trials and depends upon numerous factors, including the substantial discretion of regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application.

PBI-0451 or our other product candidates could fail to receive regulatory approval from the FDA or an applicable foreign regulatory authority for many reasons, including:

•	disagreement with the design or implementation of our clinical trials;

•	failure to demonstrate that a product candidate is safe and effective for its proposed indication;

•	failure of clinical trials to meet the level of statistical significance required for approval;

•	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	disagreement with our interpretation of data from nonclinical studies or clinical trials;

•	the insufficiency of data collected from clinical trials of our product candidates to obtain regulatory approval;

•	failure to obtain approval of the manufacturing processes or facilities of third-party manufacturers with whom Pardes contract for clinical and commercial supplies; or

•	changes in the approval policies or regulations that render our nonclinical and clinical data insufficient for approval.

The FDA or an applicable foreign regulatory authority may require more information, including additional nonclinical or clinical data to support approval, which may delay or prevent approval of our commercialization plans, or Pardes may decide to abandon the development program for other reasons. If Pardes were to obtain approval, regulatory authorities may approve any of our product for fewer or more limited indications than Pardes requests, may require specific labeling or a Risk Evaluation Mitigation Strategy, or REMS, that includes significant use or distribution restrictions or safety warnings, precautions, or contraindications, may grant approval contingent on the performance of costly post-marketing clinical trials or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate.

Failures or delays in the commencement or completion of, or ambiguous or negative results from, Pardes’s current or planned clinical trials of our product candidates could result in increased costs to us and could delay, prevent, or limit our ability to generate revenue and continue our business.

Pardes does not know whether any of our clinical trials will be commenced or completed on schedule, if at all, as the commencement and completion of clinical trials can be delayed or prevented for a number of reasons, including, among others:

•

the FDA or applicable foreign regulatory authorities may not authorize Pardes’s or our investigators to commence our planned clinical trials or any other clinical trials Pardes may initiate, or may suspend our clinical trials, for example, through imposition of a clinical hold, and may request additional data to permit allowance of our investigational new drug, or IND;

•	delays in filing or receiving allowance of additional IND applications that may be required;

•	lack of adequate funding to continue our clinical trials and nonclinical studies;

•	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

•	negative results from our ongoing nonclinical studies;

•

delays in reaching or failing to reach agreement on acceptable terms with prospective CROs and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and study sites;

•	delays in identifying, recruiting and training suitable clinical investigators;

•	the inability of CROs to perform under these agreements, including due to impacts from the COVID-19 pandemic on their workforce;

•	inadequate quantity or quality of a product candidate or other materials necessary to conduct clinical trials, for example delays in the manufacturing of sufficient supply of finished drug product;

•	difficulties obtaining ethics committee or Institutional Review Board, or IRB, approval to conduct a clinical study at a prospective site or sites;

•

challenges in recruiting and enrolling subjects to participate in clinical trials, the proximity of subjects to study sites, eligibility criteria for the clinical study, the nature of the clinical study protocol, the availability of approved effective treatments for the relevant disease, and competition from other clinical study programs for similar indications;

•	severe or unexpected drug-related side effects experienced by subjects in a clinical trial;

•	Pardes may decide, or regulatory authorities may require us, to conduct additional nonclinical or clinical trials or abandon product development programs;

•	delays in validating, or inability to validate, any endpoints utilized in a clinical trial;

•

the FDA or applicable foreign regulatory authorities may disagree with our clinical study design and our interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials; and

•

difficulties retaining subjects who have enrolled in a clinical trial but may be prone to withdraw due to rigors of the clinical trials, lack of efficacy, side effects, personal issues, or loss of interest.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate product revenue. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

In addition, a clinical study may be suspended or terminated by us, the FDA or applicable foreign regulatory authorities, the IRBs at the sites where the IRBs are overseeing a clinical study, a data and safety monitoring board, or DSMB, overseeing the clinical study at issue or other regulatory authorities due to a number of factors, including, among others:

•	failure to conduct the clinical study in accordance with regulatory requirements or our clinical protocols;

•

inspection of the clinical study operations or study sites by the FDA or other regulatory authorities that reveals deficiencies or violations that require us to undertake corrective action, including in response to the imposition of a clinical hold;

•

developments on trials conducted by competitors for related technology that raises FDA or foreign regulatory authority concerns about risk to patients of the technology broadly, or if the FDA or a foreign regulatory authority finds that the investigational protocol or plan is clearly deficient to meet our stated objectives;

•	unforeseen safety issues or safety signals, including any that could be identified in our ongoing nonclinical studies or proposed clinical trials, adverse side effects or lack of effectiveness;

•	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

•	changes in government regulations or administrative actions;

•	problems with clinical supply materials; and

•	lack of adequate funding to continue clinical trials.

Any inability to successfully complete nonclinical and clinical development could result in additional costs to us or impair our ability to generate revenue. In addition, if Pardes makes changes to a product candidate, such as changes to the formulation or manufacturing, Pardes may need to conduct additional nonclinical studies or clinical trials to bridge or demonstrate the comparability of our modified product candidate to earlier versions, which could delay our clinical development plan or marketing approval for our product candidates. Clinical trial delays could also shorten any periods during which Pardes may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before Pardes does, which could impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

Pardes has limited experience in conducting clinical trials and has never obtained approval for any product candidates and may be unable to do so successfully.

While individuals within the company have extensive experience in design and conduct of clinical trials, as a company, Pardes has limited experience in designing, conducting or completing clinical trials and has never progressed a product candidate through to regulatory approval. Pardes’s clinical trials may thus require more time and incur greater costs than Pardes anticipates. Pardes cannot be certain that our clinical trials will begin or conclude on time, if at all. Large-scale trials will require significant additional financial and management resources. Any performance failure on the part of such third parties could delay the clinical development of our product candidates or delay or prevent us from obtaining regulatory approval or commercializing our product candidates, depriving Pardes of, or otherwise delaying, potential future product revenue and resulting in additional losses.

Pardes intends to conduct clinical trials of our product candidates in sites outside the United States, and the FDA may not accept data from trials conducted in foreign locations.

Pardes’s Phase 1 clinical trial is being conducted in New Zealand and we expect to conduct other clinical trials outside the United States for our product candidates. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be conducted in accordance with GCP, and the FDA must also be able to validate the data from the study through an on-site inspection if necessary. In general, the patient population for any clinical trials conducted outside of the United States must be representative of the population for which we intend to seek approval for the product in the United States. In addition, while these clinical trials are subject to the applicable local laws, the FDA acceptance of the data will be dependent upon the FDA’s determination that the trials also complied with all applicable U.S. laws and regulations. There can be no assurance that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from our clinical trials of our product candidates, it would likely result in the need for additional trials for Pardes to obtain regulatory approval to market PBI-0451 in the U.S., which would be costly and time-consuming and delay or permanently halt our development of our product candidates.

In addition, other regulators outside the United States may decline to accept the data we obtain from foreign clinical studies in support of an IND, CTA, NDA or MAA in the given country/region, which may require us to repeat or conduct additional nonclinical studies or clinical trials that we did not anticipate.

In addition, there are risks inherent in conducting clinical trials in multiple jurisdictions, such as:

•	regulatory and administrative requirements of the jurisdiction where the trial is conducted that could burden or limit our ability to conduct our clinical trials;

•	foreign exchange fluctuations;

•	manufacturing, customs, shipment and storage requirements;

•	the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural custom;

•	cultural differences in medical practice and clinical research;

•	the risk that the patient populations in such trials are not considered representative as compared to the patient population in the target markets where approval is being sought; and

•	political and economic risks relevant to such foreign countries.

A Breakthrough Therapy designation by the FDA, even if granted for any of our product candidates, may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek a Breakthrough Therapy designation for our product candidates if the clinical data support such a designation for one or more product candidates. A Breakthrough Therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as Breakthrough Therapies, interaction and communication between the FDA and the sponsor can help to identify the most efficient path for clinical development. Drugs designated as breakthrough therapies by the FDA may also be eligible for priority review.

Designation as a Breakthrough Therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under non-expedited FDA review procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as Breakthrough Therapies, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

The regulatory pathways for our drug candidates targeting coronaviruses, including SARS-CoV-2, the virus that causes COVID-19, are continually evolving, and may result in unexpected or unforeseen challenges.

PBI-0451, our clinical drug candidate targeting SARS-CoV-2, the virus that causes COVID-19, is in the early development stages. The speed at which companies and institutions are acting to create and test many therapeutics and vaccines for COVID-19 is unusually rapid, and evolving or changing plans or priorities within the FDA and other regulators, including changes based on new knowledge of COVID-19 and how the disease affects the human body, may significantly affect the regulatory timelines for our COVID-19 drug candidate. Results from our continued development, clinical trials and planned clinical trials may raise new questions and require us to redesign proposed nonclinical studies and clinical trials, including revising proposed endpoints or adding new clinical trial sites or cohorts of subjects, with minimal lead time.

The FDA has the authority to grant an Emergency Use Authorization (an “EUA”) to allow unapproved medical products to be used in an emergency to diagnose, treat, or prevent serious or life-threatening diseases or conditions when, based on the totality of scientific evidence, there is evidence of effectiveness of the medical product, and there are no adequate, approved, and available alternatives. Foreign regulators have similar authority to grant temporary or emergency-contingent authorizations. Depending on the outcomes of our planned nonclinical and initial clinical testing for our proposed COVID-19 therapies and assuming that a public health emergency has not been terminated by the Secretary of the Department of Health and Human Services or equivalent globally, we may seek an EUA and other global temporary authorizations for PBI-0451 for use in the ongoing public health emergency, which would permit us to make a drug candidate available prior to marketing approval of an NDA or MAA. However, product availability under an EUA is permitted only during the underlying public health emergency (as declared by the Secretary of the Department of Health and Human Services), meaning that once the emergency declaration is terminated, we would be required to obtain NDA and

MAA approvals to continue availability of the product. Furthermore, the FDA and other regulators may revoke an EUA or local equivalent based on a determination that the product no longer satisfies the criteria for issuance of an EUA — for example, if there is no longer evidence of effectiveness of the product or there are other adequate, approved alternatives. Accordingly, we cannot predict whether an EUA for any of PBI-0451 may be granted or, if granted, how long such EUA would remain in place. Any termination or revocation of an EUA (if any) for PBI-0451 could adversely impact our business in a variety of ways, including if one of our COVID-19 drug candidates is not yet approved for marketing and if we and our manufacturing partners have invested in the supply chain to provide one of our COVID-19 drug candidates under an EUA.

We may attempt to secure FDA approval of certain product candidates through the use of an accelerated approval pathway such as EUA. If we are unable to obtain such approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw accelerated approval.

We are developing certain product candidates for the treatment of serious and life-threatening conditions, including PBI-0451 for the treatment of COVID-19 and therefore may decide to seek approval of such product candidates under the FDA’s accelerated approval pathway. A product may be eligible for accelerated approval if it is designed to treat a serious or life-threatening disease or condition and generally provides a meaningful advantage over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit.

The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. If the sponsor fails to conduct such studies in a timely manner, or if such post-approval studies fail to verify the drug’s predicted clinical benefit, the FDA may withdraw its approval of the drug on an expedited basis.

If we decide to submit an NDA seeking accelerated approval or receive an expedited regulatory designation for our product candidates such as an EUA, there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. Failure to obtain accelerated approval or any other form of expedited development, review or approval for a product candidate would result in a longer time period to commercialization of such product candidate, if any, and could increase the cost of development of such product candidate, which could harm our competitive position in the marketplace.

The advancement of healthcare reform may negatively impact our ability to profitably sell our product candidates, if approved.

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product for which Pardes obtains marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements.

Payors, whether domestic or foreign, or governmental or private, are developing increasingly sophisticated methods of controlling healthcare costs and those methods are not always specifically adapted for new technologies such as PBI-0451 and other therapies Pardes is developing. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, was enacted, which, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations; subjected manufacturers to new annual fees and taxes for certain branded prescription drugs; created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and provided incentives to programs that increase the federal government’s comparative effectiveness research. Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, various portions of the ACA are currently undergoing legal and constitutional challenges in the United States Supreme Court. Additionally, the former Trump Administration issued various Executive Orders which eliminated cost sharing subsidies and Congress introduced several pieces of legislation aimed at significantly revising or repealing the ACA. It is unclear whether the ACA will be overturned, repealed, replaced, or further amended. We cannot predict what affect further changes to the ACA would have on our business, given the current administration.

The Bipartisan Budget Act of 2018, or the BBA, among other things, amended the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In July 2018, the Centers for Medicare and Medicaid Services, or CMS, published a final rule permitting further collections and payments to and from certain Affordable Care Act qualified health plans and health insurance issuers under the Affordable Care Act risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. Moreover, CMS issued a final rule in 2018 that will give states greater flexibility, starting in 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the Affordable Care Act for plans sold through such marketplaces. On December 14, 2018, a U.S. District Judge in the Northern District of Texas, (“the Texas District Court Judge”), ruled that the individual mandate is a critical and inseverable feature of the Affordable Care Act, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the Affordable Care Act are invalid as well. While the Texas District Court Judge, as well as the former Trump Administration and CMS, has stated that the ruling will has no immediate effect, it is unclear how this decision, subsequent appeals and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act and our business.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. In August 2011, former President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction, which triggered the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of, on average, 2% per fiscal year through 2025 unless Congress takes additional action. These reductions were extended through 2027 under the BBA. The Coronavirus Aid, Relief and Economic Security Act, or CARES Act, which was signed into law in March 2020 and was designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended the 2% reductions from May 1, 2020 through December 31, 2020, and extended the sequester by one year, through 2030. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. While PBI-0451 is anticipated to be a Part D drug and not subject to physician administration where provider add-on payments could directly impact utilization, the overall impact of these regulations could adversely impact providers who would otherwise prescribe PBI-0451. Additionally, the orphan drug tax credit was reduced as part of a broader tax reform. These new laws or any other similar laws introduced in the future may result in additional reductions in Medicare and other healthcare funding, which could negatively affect our customers and accordingly, our financial operations.

Recently, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there has been several recent U.S. congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. At the federal level, the former Trump administration’s budget proposal for fiscal year 2019 contained further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the former Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. The U.S. Department of Health and Human Services, or HHS, has already started the process of soliciting feedback on some of these measures and, at the same time, is immediately implementing others under its existing authority. For example, in September 2018, CMS announced that it will allow Medicare Advantage Plans the option to use step therapy for Part B drugs beginning January 1, 2019, and in October 2018, CMS proposed a new rule that would require direct-to-consumer television advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product. On January 31, 2019, the HHS Office of the Inspector General proposed modifications to the federal Anti-Kickback Statute discount safe harbor for the purpose of reducing the cost of drug products to consumers which, among other things, if finalized, will affect discounts paid by manufacturers to Medicare Part D plans, Medicaid managed care organizations and pharmacy benefit managers working with these organizations. Although a number of these, and other proposed measures may require additional authorization to become effective, Congress and the former Trump administration indicated that it would continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Further, on May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

Pardes expects that the healthcare reform measures that have been adopted and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that Pardes receives for any approved product and could seriously harm our future revenues. Any reduction in reimbursement from Medicare, Medicaid or other government programs may result in a similar reduction in payments from private third-party payors.

There has been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product. Such reforms could have an adverse effect on anticipated revenue from product candidates that Pardes may successfully develop and for which Pardes may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

Pardes’s relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse, transparency and other healthcare laws and regulations, which, if violated, could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which Pardes obtains marketing approval. Our current and future arrangements with healthcare providers, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which Pardes researches, and if approved, markets, sells and distributes our products. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

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the federal Anti-Kickback Statute prohibits persons from, among other things, knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, the referral of an individual for the furnishing or arranging for the furnishing, or the purchase, lease or order, or arranging for or recommending purchase, lease or order, of any good or service for which payment may be made under a federal healthcare program, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil money penalties;

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federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which can be enforced through civil whistleblower or qui tam actions, prohibit individuals or entities from, among other things knowingly presenting, or causing to be presented, to the federal government or a government contractor, grantee, or other recipient of federal funds, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. Manufacturers can be held liable under the federal False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The federal False Claims Act also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the federal False Claims Act and to share in any monetary recovery;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit a person from knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious, or fraudulent statements or representations in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, and their implementing regulations, imposes obligations on certain healthcare providers, health plans and healthcare clearinghouses, known as covered entities, as well as their business associates, which are individuals and entities that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;

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the U.S. federal transparency requirements under the ACA, including the provision commonly referred to as the Physician Payments Sunshine Act, and its implementing regulations, which requires applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners; and

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additionally, Pardes is subject to state and foreign equivalents of each of the healthcare laws and regulations described above, among others, some of which may be broader in scope and may apply regardless of the payor. Many of the U.S. states have adopted laws similar to the federal Anti-Kickback Statute and False Claims Act, and may apply to our business practices, including, but not limited to, research, distribution, sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental payors, including private insurers. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state and require the registration of pharmaceutical sales representatives. State and foreign laws, including for example the European Union General Data Protection Regulation (the “EU GDPR”), which became effective May 2018 also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. There are ambiguities as to what is required to comply with these state requirements and if Pardes or our employees fail to comply with an applicable state law requirement the company could be subject to penalties. Finally, there are state and foreign laws governing the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Pardes’s business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, Pardes may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom Pardes expects to do business is found not to be in compliance with applicable laws, that person or entity may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Failure to comply with health and data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

Pardes and any potential collaborators may be subject to federal, state, and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e. g., Section 5 of the Federal Trade Commission Act and California Consumer Privacy Act of 2018, or CCPA), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. The state of California, for example, recently adopted the CCPA, which became effective January 2020. The CCPA has been characterized as the first “GDPR-like” privacy statute to be enacted in the United States because it mirrors a number of the key provisions of the EU GDPR. The CCPA establishes a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. In addition, Pardes may obtain health information from third parties (including research institutions from which Pardes obtains clinical trial data) that are subject to privacy and security requirements under HIPAA, as amended by HITECH. Depending on the facts and circumstances, Pardes could be subject to civil, criminal, and administrative penalties if Pardes knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

Compliance with the U.S. and international data protection laws and regulations, including the EU GDPR and other European Union (“EU”) data protection laws, could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in government enforcement actions (which could include civil, criminal and administrative penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom Pardes or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that Pardes has violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if Pardes is not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Clinical development is uncertain and Pardes’s clinical trials for PBI-0451 and any other product candidates may experience delays, which would adversely affect our ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all, which would have an adverse effect on our business.

Pardes cannot be sure that we will be able to submit new study protocols and other changes to our IND or similar applications for our clinical programs on the timelines we expect, if at all. To proceed with our development plans and ultimately commercialization, Pardes may need to conduct and meet regulatory requirements for preclinical and clinical studies. For therapeutic applications, the FDA may require additional extensive preclinical and other clinical studies. Pardes cannot be certain of the timely completion or outcomes of our preclinical testing and clinical studies and cannot predict if the FDA or other regulatory authorities will accept our proposed clinical programs or if the outcomes of our preclinical testing and clinical studies will ultimately support the further development of our programs. As a result, there is no assurance that Pardes will be able to submit INDs or similar applications on the timelines Pardes expects, if at all, and Pardes cannot be sure that submission of new study protocols and other changes to our IND or similar applications will result in the FDA or other regulatory authorities allowing a clinical trial design to begin.

Even if Pardes is able to obtain regulatory approvals for our product candidates, if they exhibit harmful side effects after approval, our regulatory approvals could be revoked or otherwise negatively impacted, and Pardes could be subject to costly and damaging product liability claims.

Clinical trials are conducted in representative samples of the potential patient population which may has significant variability. Even if Pardes receives regulatory approval for PBI-0451 or any of our other product candidates, Pardes will have tested them in only a small number of patients during our clinical trials. Clinical trials are by design based on a limited number of subjects and of limited duration for exposure to the product used to determine whether, on a potentially statistically significant basis, the planned safety and efficacy of any product candidate can be achieved. As with the results of any statistical sampling, Pardes cannot be sure that all side effects of our product candidates may be uncovered, and it may be the case that only with a significantly larger number of patients exposed to the product candidate for a longer duration, may a more complete safety profile be identified. Further, even larger clinical trials may not identify rare serious adverse effects, or the duration of such studies may not be sufficient to identify when those events may occur. If our applications for marketing are approved and more patients begin to use our product, new risks and side effects associated with our products may be discovered. There have been other products that have been approved by the regulatory authorities but for which safety concerns has been uncovered following approval. Such safety concerns have led to labelling changes or withdrawal of products from the market, and any of our product candidates may be subject to similar risks. Additionally, Pardes may be required to conduct additional nonclinical and clinical trials, require additional warnings on the label of our products, reformulate our products or make changes, create a medication guide outlining the risks of such side effects for distribution to patients and obtain new approvals for our and our suppliers’ manufacturing facilities for PBI-0451 and any other product candidates. Pardes might have to withdraw or recall our products from the marketplace. Pardes may also experience a significant drop in the potential sales of our products if and when regulatory approvals for such products are obtained, experience harm to our reputation in the marketplace or become subject to lawsuits, including class actions. Any of these results could decrease or prevent any sales of our approved products or substantially increase the costs and expenses of commercializing and marketing of our products.

Even if our product candidates receive regulatory approval, they will remain subject to extensive regulatory scrutiny and may still face future development and regulatory difficulties.

Even if Pardes obtains regulatory approval for a product candidate, regulatory authorities may still impose significant restrictions on our product candidate, including our indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies. Further, even if Pardes obtains regulatory approval for a product candidate, we would be subject to ongoing requirements by governments on the manufacture, quality control, further development, labeling, packaging, storage, distribution, safety surveillance, import, export, advertising, promotion, recordkeeping and reporting of safety and other post-market information. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

The FDA and applicable foreign regulatory authorities will continue to closely monitor the safety profile of any product even after approval. If the FDA or applicable foreign regulatory authorities become aware of new safety information after approval of our product candidates, they may require labeling changes or establishment of a REMS or similar strategy, impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance.

In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practice, or cGMP, regulations and standards. If Pardes or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If Pardes, our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, or undesirable side effects caused by such products are identified, a regulatory agency may:

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may require additional warnings on the label, including “boxed” warnings or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings about such product;

•	mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;

•	require that Pardes conduct post-marketing studies;

•	require us to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

•	require Pardes to create a REMS which could include a medication guide outlining the risks of such side effects for distribution to patients;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend marketing of, withdraw regulatory approval of or recall such product;

•	suspend any ongoing clinical studies;

•	refuse to approve pending applications or supplements to applications filed by us;

•	suspend or impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products, refuse to permit the import or export of products or require us to initiate a product recall.

The occurrence of any event or penalty described above may inhibit Pardes’s ability to commercialize our products and generate revenue.

The FDA’s policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If Pardes is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Pardes is not able to maintain regulatory compliance, Pardes may lose any marketing approval that Pardes may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

Advertising and promotion of any product candidate that obtains approval in the United States will be heavily scrutinized by the FDA, the Department of Justice, the Department of Health and Human Services’ Office of Inspector General, state attorneys general, members of Congress and the public. Violations, including promotion of our products for unapproved (or off-label) uses, are subject to enforcement letters, inquiries and investigations, and civil and criminal sanctions by the government. Additionally, applicable foreign regulatory authorities will heavily scrutinize advertising and promotion of any product candidate that obtains approval outside of the United States.

In the United States, engaging in the impermissible promotion of our products for off-label uses can also subject us to false claims litigation under federal and state statutes, which can lead to civil and criminal penalties and fines and agreements that materially restrict the manner in which a company promotes or distributes drug and biologic products. These false claims statutes include the federal False Claims Act, which allows any individual to bring a lawsuit against a pharmaceutical company on behalf of the federal government alleging submission of false or fraudulent claims, or causing to present such false or fraudulent claims, for payment by a federal program such as Medicare or Medicaid. If the government prevails in the lawsuit, the individual will share in any fines or settlement funds. Since 2004, these federal False Claims Act lawsuits against pharmaceutical companies has increased significantly in volume and breadth, leading to several substantial civil and criminal settlements regarding certain sales practices promoting off-label product uses involving fines in excess of $1 billion. This growth in litigation has increased the risk that a pharmaceutical company will have to defend a false claim action, pay settlement fines or restitution, agree to comply with burdensome reporting and compliance obligations and be excluded from Medicare, Medicaid and other federal and state healthcare programs. If Pardes does not lawfully promote our approved products, Pardes may become subject to such litigation and, if Pardes does not successfully defend against such actions, those actions may have a material adverse effect on our business, financial condition and results of operations.

We and our employees are increasingly utilizing social media tools as a means of communication both internally and externally.

Despite our efforts to monitor evolving social media communication guidelines and comply with applicable rules, there is risk that the use of social media by us or our employees to communicate about our product candidates or business may cause us to be found in violation of applicable requirements. In addition, our employees may knowingly or inadvertently make use of social media in ways that may not comply with applicable laws and regulations, our policies and other legal or contractual requirements, which may give rise to regulatory enforcement action, liability, lead to the loss of trade secrets or other intellectual property or result in public exposure of personal information of our employees, clinical trial patients, customers and others. Furthermore, negative posts or comments about us or our product candidates in social media could seriously damage our reputation, brand image and goodwill. Any of these events could have a material adverse effect on our business, prospects, operating results and financial condition and could adversely affect the price of our common stock.

Healthcare insurance coverage and reimbursement may be limited or unavailable for our product candidates, if approved, which could make it difficult for us to sell our product candidates profitably.

The success of our product candidates, if approved, depends on the availability of coverage and adequate reimbursement from third-party payors including governmental healthcare programs, such as Medicare and Medicaid, commercial payors, and health maintenance organizations. Pardes cannot be sure that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, our product candidates or assure that coverage and reimbursement will be available for any product that Pardes may develop.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Coverage and adequate reimbursement from third-party payors is critical to new product acceptance.

Third-party payors decide which products and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a third-party payor is a time consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about reimbursement for new medicines are typically made by CMS, an agency within HHS, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private third-party payors tend to follow Medicare coverage and reimbursement limitations to a substantial degree, but also has their own methods and approval process apart from Medicare determinations. Even if Pardes obtains coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high.

Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, the level of reimbursement. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price, or ASP, and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A Member State may approve a specific price for the medicinal product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Historically, products launched in the EU do not follow price structures of the U.S. and generally prices tend to be significantly lower.

Pardes’s failure to obtain regulatory approval in international jurisdictions would prevent Pardes from marketing our product candidates outside the United States.

Even if our products are approved for marketing in the United States, in order to market and sell our products in other jurisdictions, Pardes must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, Pardes must secure product reimbursement approvals before regulatory authorities will approve the product for sale in that country. Obtaining applicable foreign regulatory authorities and compliance with applicable foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries and regulatory approval in one country does not ensure approval in any other country, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others.

Also, regulatory approval for our product candidates may be withdrawn if Pardes fails to comply with regulatory requirements if problems occur after the product candidate reaches the market or for other reasons. If Pardes fails to comply with the regulatory requirements in international markets and fails to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed and our business will be adversely affected. Pardes may not obtain applicable foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions. Approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. If Pardes fails to obtain approval of our product candidates by applicable foreign regulatory authorities, Pardes will be unable to commercialize our product in that country, and the commercial prospects of that product candidate and our business prospects could decline.

Pardes is subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. Pardes can face criminal liability and other serious consequences for violations, which can harm our business.

Pardes is subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which Pardes conducts activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. Pardes may engage third parties to sell our products outside the United States, to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. Pardes has direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. Pardes can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other collaborators, even if Pardes does not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

Changes in funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new or existing product candidates from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency has fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, has had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process its regulatory submissions, which could have a material adverse effect on our business. Further, upon completion of the Business Combination and in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Since March 2020 when foreign and domestic inspections of facilities were largely placed on hold, the FDA has been working to resume routine surveillance, bioresearch monitoring and pre-approval inspections on a prioritized basis. The FDA has developed a rating system to assist in determining when and where it is safest to conduct prioritized domestic inspections. As of May 2021, certain inspections, such as foreign preapproval, surveillance, and for-cause inspections that are not deemed mission-critical, remain temporarily postponed. In April 2021, the FDA issued guidance for industry formally announcing plans to employ remote interactive evaluations, using risk management methods, to meet user fee commitments and goal dates and in May 2021 announced plans to continue progress toward resuming standard operational levels. Should FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, and the FDA does not determine a remote interactive evaluation to be adequate, the agency has stated that it generally intends to issue a complete response letter or defer action on the application until an inspection can be completed. In 2020 and 2021, a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the ongoing COVID-19 pandemic and may experience delays in their regulatory activities.

Additionally, as of May 26, 2021, the FDA noted it is continuing to ensure timely reviews of applications for medical products during the ongoing COVID-19 pandemic in line with its user fee performance goals and conducting mission critical domestic and foreign inspections to ensure compliance of manufacturing facilities with FDA quality standards. However, the FDA may not be able to continue its current pace and approval timelines could be extended, including where a pre-approval inspection or an inspection of clinical sites is required and due to the ongoing COVID-19 pandemic and travel restrictions FDA is unable to complete such required inspections during the review period. In 2020 and 2021, a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications.

If the FDA becomes unable to continue its current level of performance, Pardes could experience delays and setbacks for our product candidates and for any approvals Pardes may seek which could adversely affect our business.

Risks Related to Intellectual Property

Pardes’s success depends upon our ability to obtain and maintain intellectual property protection for our products and technologies. Proprietary rights and technology are difficult and costly to protect, and Pardes may not be able to ensure their protection.

Pardes’s commercial success depends in part on our ability to obtain and maintain patent protection and trade secret protection for PBI-0451 and our other product candidates, proprietary platform, and methods of use, as well as on Pardes’s ability to operate without infringing upon the proprietary rights of others. If Pardes is unable to obtain and maintain sufficient intellectual property protection for our drug candidate or other drug candidates that Pardes may identify, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors and other third parties could develop and commercialize drug candidates similar or identical to Pardes, and our ability to successfully commercialize our drug candidates and other drug candidates that we may pursue may be impaired. Pardes generally seeks to protect our proprietary position by filing patent applications in the United States and at the appropriate time in those jurisdiction abroad as deemed appropriate, related to our product candidates, proprietary technologies and their uses that are important to Pardes’s business. Finally, we maintain our non-patented, but proprietary technologies, as company trade secrets. We own two issued patents with respect to our programs. We can provide no assurance that any of our current or future patent applications will result in issued patents or that any issued patents will provide us with any competitive advantage.

Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the U.S. and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Since patent applications in the U.S. and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we were the first to file any patent application related to our PBI-0451. In addition, we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, collaborators, consultants, advisors, and other third parties; however, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Therefore, we cannot be certain that we were the first to file for patent protection of the invention claimed in our patent applications.

There can be no assurance that our patent applications will result in patents being issued or that issued patents will afford sufficient protection against competitors with similar technology, nor can there be any assurance that the patents issued will not be infringed, designed around or invalidated by third parties.

Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for Pardes’s proprietary rights is uncertain. Only limited protection may be available and may not adequately protect Pardes’s rights or permit us to gain or keep any competitive advantage. These uncertainties and/or limitations in our ability to properly protect the intellectual property rights relating to our product candidates could have a material adverse effect on our financial condition and results of operations.

Pardes is currently the assignee of two issued U.S. patents and a number of pending U.S. provisional and non-provisional patent applications, including an issued U.S. patent and pending continuation patent application and provisional patent applications directed to PBI-0451 and other compounds and technologies in our programs. U.S. provisional patent applications that we file are not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of filing the related provisional patent application. If we do not timely file any non-provisional patent application, we may lose our priority date with respect to the provisional patent application and any patent protection on the inventions disclosed in the provisional patent application. Pardes cannot be certain that the claims in U.S. pending nonprovisional patent application or the provisional patent applications when converted to nonprovisional patent applications will be considered patentable by the United States Patent and Trademark Office (USPTO), courts in the United States or by the patent offices and courts in foreign countries.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that Pardes or any of our potential future collaborators will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:

•

the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

•	patent applications may not result in any patents being issued that protect our product candidates;

•	patents may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

•

Pardes’s competitors, many of whom have substantially greater resources than Pardes and have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate Pardes’s ability to make, use and sell our potential product candidates;

•

there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

•

countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates.

The patent prosecution process is expensive and time-consuming, and Pardes may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that Pardes will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

In addition, although Pardes enters into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, Pardes may be open to competition from competitive products.

Our competitors and other third parties may be able to obtain approval of competing products following our patent expiration and take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case. Any of the foregoing would have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may not be able to protect our intellectual property rights throughout the world.

The legal protection afforded to inventors and owners of intellectual property in countries outside of the United States may not be as protective or effective as that in the United States and Pardes may, therefore, be unable to acquire and enforce intellectual property rights outside the United States to the same extent as in the United States. Whether filed in the United States or abroad, our patent applications may be challenged or may fail to result in issued patents.

As of January 17, 2022, Pardes owns two issued U.S. patents related to protease inhibitors, one of which includes claims directed to PBI-0451. Pardes’s issued patents and future patents if issued may not be sufficiently broad to prevent others from practicing our technologies or from developing or commercializing competing products. Furthermore, others may independently develop or commercialize similar or alternative technologies or drugs, or design around our patents. Our patents may be challenged, invalidated, circumvented or narrowed, or fail to provide us with any competitive advantages.

Filing, prosecuting, enforcing and defending patents on product candidates in all countries throughout the world would be prohibitively expensive.

The requirements for patentability may differ in certain countries, particularly in developing countries Consequently, competitors and other third parties may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we may obtain patent protection, but where patent enforcement is not as strong as that in the U.S. These products may compete with our products in jurisdictions where we do not have any issued patents or where any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from competing with us, which could have a material adverse effect on our business, financial condition, results of operations, and prospects. For example, China has a heightened requirement for patentability and, specifically, requires a detailed description of medical uses of a claimed drug. In addition, India, certain countries in Europe and certain developing countries, including Thailand, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, Pardes may have limited remedies if patents are infringed or if Pardes are compelled to grant a license to a third party, which could materially diminish the value of those patents and could limit our potential revenue opportunities. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. Accordingly, Pardes’s efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from our intellectual property.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology and pharmaceuticals. This could make it difficult for us to stop the infringement of our patents if issued or the marketing of competing products in violation of Pardes’s proprietary rights, generally. Proceedings to enforce Pardes’s patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put Pardes’s patents at risk of being invalidated or interpreted narrowly, could place Pardes’s patent applications at risk of not issuing and could provoke third parties to assert claims against Pardes. Pardes may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and Pardes’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance and annuity fees on issued United States patents and most foreign patent applications and patents must be paid to the U.S. Patent and Trademark Office, or USPTO, and foreign patent agencies, respectively, in order to maintain such patents and patent applications. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application, examination and issuance processes. While an inadvertent lapse can, in some cases, be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If Pardes fails to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market with similar or identical products or technology, which would have a material adverse effect on our business, financial condition and results of operations.

We may become involved in lawsuits or other proceedings to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful and have a material adverse effect on the success of our business.

Third parties may infringe or misappropriate or otherwise violate Pardes’s intellectual property rights. In the future, Pardes may initiate legal proceedings to enforce or defend Pardes’s intellectual property rights, to protect our trade secrets or to determine the validity or scope of intellectual property rights Pardes owns or controls. Also, third parties may initiate legal proceedings against Pardes to challenge the validity or scope of intellectual property rights Pardes owns, controls or to which Pardes has rights. For example, competitors or third parties may challenge the scope, validity or enforceability of our patents requiring us to engage in complex, lengthy and costly litigation or other proceedings. These proceedings can be expensive and time-consuming and many of our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than Pardes can. Moreover, the outcome following legal assertions of invalidity and unenforceability is unpredictable. Accordingly, despite Pardes’s efforts, Pardes may not be able to prevent third parties from infringing upon or misappropriating intellectual property rights Pardes owns, controls or has rights to, particularly in countries where the laws may not protect those rights as fully as in the United States. Litigation could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, if Pardes initiated legal proceedings against a third party to enforce a patent covering a product candidate, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. In an infringement or declaratory judgment proceeding, a court may decide that a patent owned by or licensed to us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that Pardes’s patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of Pardes’s patents at risk of being invalidated, narrowed, held unenforceable or interpreted in such a manner that would not preclude third parties from entering the market with competing products.

Third-party pre-issuance submission of prior art to the USPTO, or opposition, derivation, revocation reexamination, or inter partes review, or other pre-issuance or post-grant proceedings or other patent office proceedings or litigation in the United States or other jurisdictions provoked by third parties or brought by Pardes, may be necessary to determine the inventorship, priority, patentability or validity of inventions with respect to Pardes’s patents or patent applications. An unfavorable outcome could leave our technology or product candidates without patent protection, allow third parties to commercialize our technology or product candidates and compete directly with us, without payment to us, or could require Pardes to obtain license rights from the prevailing party in order to be able to manufacture or commercialize our product candidates without infringing third-party patent rights. Our business could be harmed if the prevailing party does not offer Pardes a license on commercially reasonable terms, or at all. Even if Pardes obtains a license, we may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, if the breadth or strength of protection provided by our patent applications is threatened, that could dissuade companies from collaborating with us to license, develop or commercialize product candidates. Even if Pardes successfully defends such litigation or proceeding, we may incur substantial costs and we may distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into collaborations.

Third parties may initiate legal proceedings against us alleging that we infringe their intellectual property rights, or we may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Pardes’s commercial success depends upon our ability to develop, manufacture, market and sell any product candidates that we may develop and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Third parties may initiate legal proceedings against Pardes alleging that Pardes infringes their intellectual property rights or Pardes may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, including in oppositions, revocations, reexaminations, inter partes review or derivation proceedings before the USPTO or our counterparts in other jurisdictions. These proceedings can be expensive and time-consuming and many of our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than Pardes can.

An unfavorable outcome in any such proceeding could require us to cease using the related technology or developing or commercializing our product candidates, or to attempt to license rights to us from the prevailing party, which may not be available on commercially reasonable terms, or at all.

Pardes could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business.

A third party may hold proprietary rights that could prevent Pardes’s product candidates from being marketed. Moreover, it is possible that Pardes is or may become aware of patents or pending patent applications that we think do not relate to our product candidates or that we believe are invalid or unenforceable, but that may nevertheless be interpreted to encompass our product candidates and to be valid and enforceable. If any third party intellectual property claims are asserted against us, even if Pardes believes the claims are without merit, there is no assurance that a court would find in our favor, e.g., on questions of infringement, validity, enforceability or priority. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could materially and adversely affect Pardes’s ability to commercialize any product candidates we may develop, and any other product candidates or technologies covered by the asserted third-party patents. To successfully challenge the validity of any such U.S. patent in federal court, Pardes would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If any such third-party patents (including those that may issue from such applications) were successfully asserted against Pardes or other commercialization partners and Pardes were unable to successfully challenge the validity or enforceability of any such asserted patents, then Pardes and other commercialization partners may be prevented from commercializing our product candidates, or may be required to pay significant damages, including treble damages and attorneys’ fees if we are found to willfully infringe the asserted patents, or obtain a license to such patents, which may not be available on commercially reasonable terms, or at all. Even if Pardes were able to obtain a license, we could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. Many foreign jurisdictions also have rules of discovery that are different than those in the United States and which may make defending or enforcing our patents extremely difficult. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects. Any of the foregoing would have a material adverse effect on Pardes’s business, financial condition and operating results.

Pardes may be subject to claims by third parties asserting that our employees or that we have misappropriated a third party’s intellectual property, or claiming ownership of what Pardes regards as our own intellectual property.

Many of Pardes’s employees, including our senior management, were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees executed proprietary rights and non-disclosure agreements in connection with such previous employment. Pardes may be subject to claims that we or these employees have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer, or that third parties have an interest in our patents as an inventor or co-inventor. Litigation may be necessary to defend against these claims. If Pardes fails in prosecuting or defending any such claims, in addition to paying monetary damages, Pardes may lose valuable intellectual property rights or personnel or sustain other damages. Such intellectual property rights could be awarded to a third party, and Pardes could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms, or at all. Even if Pardes successfully prosecutes or defends against such claims, litigation could result in substantial costs and distract management.

In addition, while it is Pardes’s policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and Pardes may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what Pardes regards as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our products are subject to The Drug Price Competition and Patent Term Restoration Act of 1984, as amended (also referred to as the Hatch-Waxman Act), in the United States, that can increase the risk of litigation with generic companies trying to sell our products and may cause us to lose patent protection.

Because our clinical candidates are pharmaceutical molecules reviewed by the Center for Drug Evaluation and Research of the FDA, after commercialization they will be subject in the United States to the patent litigation process of the Hatch-Waxman Act, as currently amended, which allows a generic company to submit an Abbreviated New Drug Application, or ANDA, to the FDA to obtain approval to sell our drug using bioequivalence data only. Under the Hatch-Waxman Act, we will have the opportunity to list our patents that cover our drug product or our method of use in the FDA’s compendium of “Approved Drug Products with Therapeutic Equivalence Evaluation,” sometimes referred to as the FDA’s Orange Book.

Currently, in the United States, the FDA may grant five years of exclusivity for new chemical entities, or NCEs, for which all of our products may qualify. An NCE is a drug that contains no active moiety that has been approved by the FDA in any other New Drug Application, or NDA. A generic company can submit an ANDA to the FDA four years after approval of our product. The submission of the ANDA by a generic company is considered a technical act of patent infringement. The generic company can certify that it will wait until the natural expiration date of our listed patents to sell a generic version of our product or can certify that one or more of our listed patents are invalid, unenforceable or not infringed. If the latter, we will have 45 days to bring a patent infringement lawsuit against the generic company. This will initiate a challenge to one or more of our Orange Book-listed patents based on arguments from the generic company that our listed patents are invalid, unenforceable or not infringed. Under the Hatch-Waxman Act, if a lawsuit is brought, the FDA is prevented from issuing a final approval on the generic drug until 30 months after the end of our data exclusivity period, or a final decision of a court holding that our asserted patent claims are invalid, unenforceable or not infringed. If we do not properly list our relevant patents in the Orange Book, do not timely file a lawsuit in response to a certification from a generic company under an ANDA, or if we do not prevail in the resulting patent litigation, we can lose our proprietary protection, and our product can rapidly become generic. Further, even if we do correctly list our relevant patents in the Orange Book, bring a lawsuit in a timely manner and prevail in that lawsuit, the generic litigation may be at a very significant cost to us of attorneys’ fees and employee time and distraction over a long period. Further, it is common for more than one generic company to try to sell an innovator drug at the same time, and so we may be faced with the cost and distraction of multiple lawsuits. We may also determine it is necessary to settle the lawsuit in a manner that allows the generic company to enter our market prior to the expiration of our patent or otherwise in a manner that adversely affects the strength, validity or enforceability of our patent.

Pardes’s inability to protect our confidential information and trade secrets would harm our business and competitive position.

In addition to seeking patents for some of our technology and products, in our activities Pardes also relies substantially on trade secrets, including unpatented know-how, technology and other proprietary materials and information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. Pardes also enters into confidentiality and invention or patent assignment agreements with our employees and consultants. However, these steps may be inadequate, Pardes may fail to enter into agreements with all such parties or any of these parties may breach the agreements and disclose our proprietary information, and there may be no adequate remedy available for such breach of an agreement. Pardes cannot assure you that our proprietary information will not be disclosed or that Pardes can meaningfully protect our trade secrets. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts both within and outside the United States may be less willing, or unwilling, to protect trade secrets. If a competitor lawfully obtained or independently developed any of our trade secrets, Pardes would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

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others may be able to make products that are similar to any product candidates Pardes may develop or utilize similar technology but that are not covered by the claims of the patents that Pardes licenses or may own in the future;

•	Pardes, or our future collaborators, might not have been the first to make the inventions covered by Pardes’s pending patent applications that Pardes;

•	Pardes, or our future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that Pardes’s pending patent applications or those that we may own in the future will not lead to issued patents;

•	issued patents that Pardes owns currently or in the future may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

•

our competitors might conduct research and development activities in countries where Pardes does not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	Pardes may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business; and

•	Pardes may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

Issued patents that cover our product candidate could be found invalid or unenforceable if challenged in court or the USPTO.

If Pardes initiates legal proceedings against a third party to enforce a patent covering our product candidate, the defendant could counterclaim that the patent covering Pardes’s product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. These types of mechanisms include inter partes review, post grant review, and equivalent proceedings in foreign jurisdictions (e. g., opposition proceedings). These types of proceedings could result in revocation or amendment to our patent such that they no longer cover our product candidate. The outcome for any particular patent following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, Pardes cannot be certain that there is no invalidating prior art, of which Pardes, our patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if Pardes is otherwise unable to adequately protect our rights, we would lose at least part, and perhaps all, of the patent protection on our product candidate. A loss of patent protection for our product candidate could have a material adverse impact on our ability to commercialize or license our technology and product candidate and, resultantly, on our business, financial condition, prospects and results of operations.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other bio pharmaceutical companies, Pardes’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time-consuming and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances, weakening the rights of patent owners in certain situations or ruling that certain subject matter is not eligible for patent protection. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts, the USPTO and equivalent bodies in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce existing patents and patents Pardes may obtain in the future.

Patent reform laws, such as the Leahy-Smith America Invents Act, or the Leahy-Smith Act, as well as changes in how patent laws are interpreted, could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our patents, when issued. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the filing and prosecution strategies associated with patent applications, including a change from a “first-to-invent” to a “first-inventor-to-file” patent system, and may also affect patent prosecution and litigation, such as by allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. The USPTO has developed regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act and, in particular, the “first-inventor-to-file” provisions, became effective in 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of issued patents all of which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Reliance on Third Parties

Pardes will rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or comply with regulatory requirements, Pardes may not be able to obtain regulatory approval of or commercialize any potential product candidates.

Pardes does not have the ability to independently conduct certain nonclinical studies and clinical trials. It relies on medical institutions, clinical investigators, contract laboratories, and other third parties, such as CROs, to conduct or otherwise support certain nonclinical studies and clinical trials for our drug candidates, including PBI-0451, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our nonclinical studies and clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on CROs will not relieve us of our regulatory responsibilities. For any violations of laws and regulations during the conduct of our nonclinical studies or clinical trials, we could be subject to untitled and warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

Pardes expects to have to negotiate budgets and contracts with CROs and trial sites, which may result in delays to our development timelines and increased costs.

Pardes will rely heavily on third parties over the course of our future clinical trials, and, as a result, will have limited control over the clinical investigators and limited visibility into their day-to-day activities, including with respect to their compliance with the approved clinical protocol. Nevertheless, our reliance on third parties does not relieve Pardes of our regulatory responsibilities and we will be responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards. Pardes and these third parties are required to comply with good clinical practice, or GCP, requirements, which are regulations and guidelines enforced by the FDA and applicable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical investigators and trial sites. If Pardes or any of these third parties fail to comply with applicable GCP requirements, the clinical data generated in our future clinical trials may be deemed unreliable and the FDA or applicable foreign regulatory authorities may require us to suspend or terminate these trials or perform additional nonclinical studies or clinical trials before approving our marketing applications. Pardes cannot be certain that, upon inspection, regulatory authorities will determine that any of our clinical trials comply with the GCP requirements. In addition, our future clinical trials must be conducted with products produced under cGMP requirements and may require a large number of patients. Pardes’s failure or any failure by these third parties to comply with these applicable regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

The third parties who may conduct Pardes’s future clinical trials will not be our employees and, except for remedies that may be available to us under our agreements with those third parties, Pardes cannot control whether or not they devote sufficient time and resources to our ongoing nonclinical and clinical programs. These third parties may also have relationships with other commercial entities, including Pardes’s competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf.

If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and Pardes may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates in a timely manner or at all. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

If any of our relationships with these third-party CROs or others terminate, Pardes may not be able to enter into arrangements with alternative CROs or other third parties or to do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO begins work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines. Though Pardes carefully manages our relationships with our CROs, there can be no assurance that Pardes will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to the failure (including by clinical sites or investigators) to adhere to our clinical protocols, regulatory requirements or for other reasons, Pardes’s clinical trials may be extended, delayed or terminated and Pardes may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase substantially and our ability to generate revenues could be delayed significantly.

Pardes contracts with third parties for the manufacture of our product candidates for nonclinical testing and expects to continue to do so for clinical trials and for commercialization. This reliance on third parties increases the risk that Pardes will not have sufficient quantities of our product candidates or products, if approved, or that such supply will not be available to us at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

Pardes does not own or operate manufacturing facilities for the production of nonclinical, clinical or commercial supplies of the drug candidates that we are developing or evaluating in our development programs. Pardes has limited personnel with experience in drug manufacturing and lacks the resources and the capabilities to manufacture any of our drug candidates on a nonclinical, clinical or commercial scale. We rely on third parties for supply of our nonclinical and clinical drug supplies (including key starting and intermediate materials), and our strategy is to outsource all manufacturing of our drug candidates and products to third parties.

In order to conduct clinical trials of drug candidates, Pardes will need to have the product candidates manufactured in potentially large quantities. Our third-party manufacturers may be unable to successfully increase the manufacturing capacity for any of our clinical drug supplies (including key starting and intermediate materials) in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities and at any other time.

Reliance on third-party manufacturers may expose Pardes to different risks than if Pardes were to manufacture product candidates ourself. Any disruption in supply from any supplier or manufacturing location, including on account of the COVID-19 pandemic, could lead to supply delays or interruptions which would damage our business, financial condition, results of operations and prospects. To the extent any issues arise with our third-party manufacturers, Pardes may be unable to establish any agreements with any other third-party manufacturers or to do so on acceptable terms. Even if Pardes is able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	the possible breach of the manufacturing agreement by the third party;

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us; and

•	reliance on the third party for regulatory compliance, quality assurance and safety and pharmacovigilance reporting.

Third-party manufacturers may not be able to comply with cGMP regulations or applicable foreign regulatory requirements. Pardes’s failure, or the failure of third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or medicines, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates and harm our business and results of operations.

Any product candidates that Pardes may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. Pardes does not currently have arrangements in place for redundant supply for bulk drug substances. If any one of our current contract manufacturers cannot perform as agreed, Pardes may be required to replace that manufacturer. Although Pardes believes that there are several potential alternative manufacturers who could manufacture our product candidates, Pardes may incur added costs and delays in identifying and qualifying any such replacement.

Pardes’s current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to commercialize any product candidates that receive marketing approval on a timely and competitive basis.

The manufacture of Pardes’s product candidates is complex and Pardes may encounter difficulties in production. If Pardes or any of our third-party manufacturers encounter such difficulties, or fails to meet rigorously enforced regulatory standards, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped, or Pardes may be unable to maintain a commercially viable cost structure.

The processes involved in manufacturing our product candidates are complex, expensive, highly-regulated, and subject to multiple risks. Further, as product candidates are developed through nonclinical studies to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of clinical trials or other future clinical trials.

In addition, the manufacturing process for any products that Pardes may develop is subject to FDA and other applicable foreign regulatory authority approval processes and continuous oversight, and Pardes will need to contract with manufacturers who can meet all applicable FDA and applicable foreign regulatory authority requirements, including, for example, complying with cGMPs, on an ongoing basis. If Pardes or our third-party manufacturers are unable to reliably produce products to specifications acceptable to the FDA or other regulatory authorities, Pardes may not obtain or maintain the approvals Pardes needs to commercialize such products. Even if Pardes obtains regulatory approval for any of our product candidates, there is no assurance that either Pardes or our contract manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging or comparability nonclinical or clinical trials or the repetition of one or more clinical trials, increase clinical study costs, delay approval of our product candidates, impair commercialization efforts, increase our cost of goods, and has an adverse effect on our business, financial condition, results of operations, and growth prospects.

Pardes may seek to establish collaborations, and, if Pardes is not able to establish them on commercially reasonable terms, Pardes may have to alter our development and commercialization plans

The advancement of our drug candidates and development programs and the potential commercialization of our current and future drug candidates will require substantial additional cash to fund expenses. Pardes may pursue collaborations to develop and commercialize PBI-0451 and other product candidates. Pardes faces significant competition in seeking appropriate collaborators and some potential collaborators may have competing programs. Whether Pardes reaches a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or applicable foreign regulatory authorities, the potential market for the subject product candidate, the costs of manufacturing and delivering such product candidate to patients, the potential of competing products and the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborators may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidates.

Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

Pardes may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If Pardes is unable to do so, Pardes may have to curtail the development of the product candidate for which Pardes is seeking to collaborate, reduce or delay our development program or one or more of our other development programs, delay our potential commercialization or reduce the scope of any sales or marketing activities or increase our expenditures and undertake development or commercialization activities at our own expense. If Pardes elects to increase our expenditures to fund development or commercialization activities on our own, Pardes may need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If Pardes does not have sufficient funds, Pardes may not be able to further develop our product candidates or bring them to market and generate product revenue.

Risks Related to Commercialization

Even if Pardes commercializes our product candidates, these products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which could harm our business.

The regulations that govern marketing approvals, pricing and reimbursement for new drugs and biologics vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, Pardes might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay or limit our commercial launch of the product, possibly for lengthy time periods, which could negatively impact the revenue Pardes generates from the sale of the product in that particular country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

Pardes’s ability to commercialize any products successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from third-party payors such as government health administration authorities, private health insurers and other organizations. Third-party payors determine which medications they will cover and establish reimbursement levels. Third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Pardes cannot be sure that coverage and reimbursement will be available for any product that Pardes commercializes and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which Pardes obtains marketing approval, if any. If coverage and reimbursement are not available or reimbursement is available only to limited levels, Pardes may not be able to successfully commercialize any product candidate for which marketing approval is obtained, if any.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the product is approved by the FDA or applicable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs may also not be sufficient to cover our costs and may only be temporary. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs and biologics from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and profitable reimbursement rates third-party payors for any approved products that Pardes develops could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

If, in the future, Pardes is unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any product candidates Pardes may develop, Pardes may not be successful in commercializing those product candidates if and when they are approved.

Pardes does not currently have an infrastructure for the sales, marketing, and distribution of pharmaceutical products. In order to market our product candidates, if approved by the FDA or any other regulatory body, Pardes must build our sales, marketing, commercial operations, managed care, customer operations, channel distribution, government price reporting, managerial, and other non-technical capabilities, or make arrangements with third parties to perform these services. There are risks involved with both establishing our own commercial capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force or account management team is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which Pardes recruits a sales force and establishes marketing and other commercialization capabilities is delayed or does not occur for any reason, Pardes would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if Pardes cannot retain or reposition our commercialization personnel.

If Pardes enter into arrangements with third parties to perform sales, marketing, commercial support, and distribution services, our product revenue or the profitability of product revenue may be lower than if Pardes were to market and sell any products Pardes may develop ourself. In addition, Pardes may not be successful in entering into arrangements with third parties to commercialize our product candidates or may be unable to do so on terms that are favorable to Pardes. Pardes may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively and they could expose Pardes to regulatory enforcement and legal risk in the execution of their sales and commercialization activities. If Pardes does not establish commercialization capabilities successfully, either on our own or in collaboration with third parties, Pardes will not be successful in commercializing our product candidates if approved.

If Pardes is unable to establish adequate sales, marketing, and distribution capabilities, whether independently or with third parties, or if Pardes is unable to do so on commercially reasonable terms, our business, results of operations, financial condition, and prospects will be materially adversely affected.

Pardes’s product candidates may not achieve adequate market acceptance among physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Even if Pardes’s product candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients, third-party payors, pharmaceutical companies and others in the medical community. Demonstrating the safety and efficacy of our product candidates and obtaining regulatory approvals will not guarantee future revenue. Our commercial success also depends on coverage and adequate reimbursement of our product candidates by third-party payors, including government payors and private insurers, which may be difficult or time-consuming to obtain, may be limited in scope and may not be obtained in all jurisdictions in which Pardes may seek to market our products. Third-party payors closely examine medical products to determine whether they should be covered by reimbursement and, if so, the level of reimbursement that will apply. Pardes cannot be certain that third-party payors will sufficiently reimburse sales of our product, or enable us to sell our product at a profitable price. Similar concerns could also limit the reimbursement amounts that health insurers or government agencies in other countries are prepared to pay for our products. In many regions outside the United States where Pardes may pursue regulatory approvals and market our products, the pricing of prescription drugs is controlled by the government or regulatory agencies.

Regulatory agencies in these countries could determine that the pricing for our products should be based on prices of other commercially available products for the same disease, rather than allowing Pardes to market our products at a premium as new drugs. The degree of market acceptance of any of our approved product candidates will depend on a number of factors, including:

•	the efficacy and safety profile of the product candidate as demonstrated in clinical trials;

•	the timing of market introduction of the product candidate as well as competitive products;

•	the clinical indications for which the product candidate is approved;

•	acceptance of the product candidate as a safe and effective treatment by clinics and patients;

•	the potential and perceived advantages of the product candidate over alternative treatments, including vaccines and other anti-viral therapeutics;

•	the cost of treatment in relation to alternative treatments;

•	the availability of coverage and adequate reimbursement and pricing by third-party payors;

•	the relative convenience and ease of administration, for example, dosage form, pill burden, or number of days of therapy per course;

•	the additional healthcare economic evidence generated, as supported by real-world data or other non-interventional studies, demonstrating cost-effectiveness or budget impact of therapy;

•	the frequency and severity of adverse events;

•	the effectiveness of sales and marketing efforts; and

•	unfavorable publicity relating to our product candidates or similar therapeutics.

Sales of medical products also depend on the willingness of physicians to prescribe the treatment, which is likely to be based on a determination by these physicians that the products are safe, therapeutically effective and cost effective. In addition, the inclusion or exclusion of products from treatment guidelines established by various physician groups and the viewpoints of influential physicians can affect the willingness of other physicians to prescribe the treatment. Pardes cannot predict whether physicians, physicians’ organizations, hospitals, other healthcare providers, government agencies or private insurers will determine that our product is safe, therapeutically effective and cost effective as compared with competing treatments. If any product candidate is approved but does not achieve an adequate level of acceptance by such parties, Pardes may not generate or derive sufficient revenue from that product candidate and may not become or remain profitable.

Product liability lawsuits against Pardes could cause the company to incur substantial liabilities and to limit commercialization of any products that Pardes may develop, and insurance coverage may not be adequate.

Pardes faces an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if Pardes commercialize any resulting products. Product liability claims may be brought against us by subjects enrolled in our clinical trials, patients, their family members, healthcare providers or others using, administering, selling or otherwise coming into contact with our products. If we cannot successfully defend ourself against claims that our product candidates or products that Pardes may develop caused injuries, Pardes could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products, if approved for commercial sale, that Pardes may develop;

•	termination of clinical trial sites or entire trial programs;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial subjects, patients or other claimants;

•	loss of revenue;

•	diversion of management and scientific resources from our business operations;

•	the inability to commercialize any products that Pardes may develop;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions; and

•	a decline in our stock price.

Pardes’s clinical trial liability insurance coverage may not adequately cover all liabilities that Pardes may incur. Pardes may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. Our inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or delay the commercialization of any products or product candidates that Pardes develop. Pardes intends to expand our insurance coverage for products to include the sale of commercial products if Pardes obtains marketing approval for our product candidates in development, but Pardes may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. Large judgments have been awarded in lawsuits based on drugs that had unanticipated side effects. If Pardes is sued for any injury caused by our products, product candidates or processes, our liability could exceed our product liability insurance coverage and our total assets. Claims against Pardes, regardless of their merit or potential outcome, may also generate negative publicity or hurt Pardes’s ability to obtain physician adoption of our product or expand our business.

Risks Related to Our Stock

An active trading market for our common stock may never develop or be sustained, which may make it difficult to sell the shares of our common stock you purchase.

An active trading market for our common stock may not develop or continue or, if developed, may not be sustained, which would make it difficult for you to sell your shares of our common stock at an attractive price (or at all). The market price of our common stock may decline below your purchase price, and you may not be able to sell your shares of our common stock at or above the price you paid for such shares (or at all).

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

If Nasdaq delists our shares of common stock from trading on its exchange for failure to meet Nasdaq’s listing standards, we and our stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for our securities;

•	reduced liquidity for our securities;

•

a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The price of our common stock may be volatile.

The price of our common stock may fluctuate due to a variety of factors, including:

•	changes in the industries in which our and our customers operate;

•	variations in its operating performance and the performance of its competitors in general;

•	material and adverse impact of the COVID-19 pandemic on the markets and the broader global economy;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	the public’s reaction to our press releases, our other public announcements and its filings with the SEC;

•	Our failure or the failure of its competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	changes in laws and regulations affecting our business;

•	commencement of, or involvement in, litigation involving Pardes;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of shares of our common stock available for public sale; and

•

general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, social, political and economic risks and acts of war or terrorism.

These market and industry factors may materially reduce the market price of our common stock regardless of our operating performance.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our common stock.

Securities research analysts may establish and publish their own periodic projections for Pardes. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline.

The future sales of shares by existing stockholders and future exercise of registration rights may adversely affect the market price of Pardes’s Common Stock.

Sales of a substantial number of shares of Pardes’s Common Stock in the public market could occur at any time. If Pardes’s stockholders sell, or the market perceives that Pardes’s stockholders intend to sell, substantial amounts of Pardes’s Common Stock in the public market, the market price of Pardes’s Common Stock could decline.

Pursuant to the Registration Rights Agreement entered into in connection with the Business Combination, certain stockholders of FSDC II and Old Pardes can each demand that Pardes register their registrable securities under certain circumstances and each also have piggyback registration rights for these securities. The registration of these securities permit the public sale of such securities, subject to certain contractual restrictions imposed by the Registration Rights Agreement and the Merger Agreement. The presence of these additional shares of Common Stock trading in the public market may have an adverse effect on the market price of Pardes’s securities.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors, and consultants under our stock incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash, current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications on the payment of dividends by us to our stockholders or by our subsidiary to us and such other factors as our board of directors may deem relevant. Accordingly, we may not pay any dividends on our common stock in the foreseeable future.

Future offerings of debt or equity securities by us may adversely affect the market price of our common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Future acquisitions could require substantial additional capital in excess of cash from operations. We would expect to obtain the capital required for acquisitions through a combination of additional issuances of equity, corporate indebtedness and/or cash from operations.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing and nature of our future offerings.

Pardes expects to incur significant additional costs as a result of being a public company, which may adversely affect its operating results and financial condition.

Pardes expects to incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, the SEC and Nasdaq. Its management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, Pardes expects these rules and regulations are expected to increase its accounting, legal and financial compliance costs and make some activities more time-consuming and costly. In addition, Pardes will incur additional costs associated with its public company reporting requirements and Pardes expects those costs to increase in the future. For example, Pardes will be required to devote significant resources to complete the assessment and documentation of its internal control system and financial process under Section 404, including an assessment of the design of its information systems associated with its internal controls.

To date, Pardes has not conducted a review of its internal control for the purpose of providing the reports required by these rules. During its review and testing, Pardes may identify deficiencies and be unable to remediate them before Pardes must provide the required reports. Furthermore, if Pardes fails to remediate its existing material weakness in its internal control over financial reporting or if new material weaknesses are identified or arise in the future, Pardes may not detect errors on a timely basis and its financial statements may be materially misstated. Pardes or its independent registered public accounting firm may not be able to conclude on an ongoing basis that Pardes has effective internal control over financial reporting, which could harm its operating results, cause investors to lose confidence in its reported financial information and cause the trading price of its stock to fall. In addition, as a public company Pardes will be required to timely file accurate quarterly and annual reports with the SEC under the Exchange Act. Any failure to report its financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of its shares from Nasdaq or other adverse consequences. Pardes will incur significant costs to remediate any material weaknesses Pardes identifies through these efforts. The increased costs will increase its net loss and may require us to reduce costs in other areas of its business or increase the prices of its products or services. Pardes also expects these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance and Pardes may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for Pardes to attract and retain qualified persons to serve on its board of directors, its board committees, or as executive officers. Pardes cannot predict or estimate the amount of additional costs Pardes may incur or the timing of such costs.

New laws and regulations, as well as changes to existing laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act, the Dodd-Frank Act and rules adopted by the SEC and Nasdaq, would likely result in increased costs as Pardes responds to their requirements, which may adversely affect its operating results and financial condition.

Anti-takeover provisions contained in the Charter and the Bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

The Charter contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. Pardes is also subject to anti-takeover provisions under Delaware law, which could discourage, delay, defer or prevent a merger, tender offer, proxy contest or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock held by Pardes’s stockholders. These provisions provide for, among other things:

•	a classified board with a three-year staggered term;

•	the ability of Pardes’s board of directors to issue one or more series of “blank check” preferred stock;

•	certain limitations on convening special stockholder meetings;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at Pardes’s annual meetings; and

•

amendment of certain provisions of the organizational documents only by the affirmative vote of at least two-thirds of Pardes’s then-outstanding shares of capital stock entitled to vote generally at an election of directors.

These anti-takeover provisions as well as certain provisions of Delaware law could make it more difficult for a third party to acquire Pardes, even if the third party’s offer may be considered beneficial by many of Pardes’s stockholders. As a result, Pardes’s stockholders may be limited in their ability to obtain a premium for their shares. If prospective takeovers are not consummated for any reason, Pardes may experience negative reactions from the financial markets, including negative impacts on the price of Pardes Common Stock. These provisions could also discourage proxy contests and make it more difficult for Pardes’s stockholders to elect directors of their choosing and to cause Pardes to take other corporate actions that Pardes’s stockholders desire.

The Bylaws provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States are the exclusive forums for substantially all disputes between Pardes and its stockholders, which could limit Pardes’s stockholders’ ability to obtain a favorable judicial forum for disputes with Pardes or its directors, officers, or employees.

The Bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for state law claims for:

•	any derivative action or proceeding brought on its behalf;

•	any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to Pardes or our stockholders;

•	any action asserting a claim against Pardes arising under the DGCL, the Charter, or the Bylaws;

•	any action to interpret, apply, enforce or determine the validity of the Charter or the By-laws; and

•	any action asserting a claim against Pardes that is governed by the internal-affairs doctrine.

This exclusive-forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or the Securities Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Bylaws provides that the United States District Court for the Southern District of California will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Pardes or its directors, officers, or other employees, which may discourage lawsuits against Pardes and its directors, officers, and other employees. If a court were to find either exclusive-forum provision in the Bylaws to be inapplicable or unenforceable in an action, it may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm Pardes’s business.

If the Business Combination does not qualify as a tax-free reorganization under Section 368(a) of the Code, Pardes Equityholders may incur a substantially greater U.S. federal income tax liability as a result of the Business Combination.

We intend for the Business Combination to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. However, we have not obtained a ruling from the Internal Revenue Service, or IRS, with respect to the tax consequences of the Business Combination and there can be no assurance that the our position would be sustained by a court if challenged by the IRS. Accordingly, if the IRS or a court determines that the Business Combination does not qualify as a reorganization under Section 368(a) of the Code and is therefore fully taxable for U.S. federal income tax purposes, Pardes Equityholders generally would recognize taxable gain or loss on their receipt of Merger Consideration in connection with the Business Combination.

USE OF PROCEEDS

All of the shares of common stock offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from these sales.

DIVIDEND POLICY

We have not paid any cash dividends on our shares of Common Stock. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors does not anticipate declaring any dividends in the foreseeable future. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

SUMMARY UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information has been derived from the unaudited pro forma condensed combined balance sheet as of September 30, 2021 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 and the nine months ended September 30, 2021 included in “Unaudited Pro Forma Condensed Combined Financial Information.”

The summary unaudited pro forma condensed combined financial information should be read in conjunction with the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statement of operations, and the accompanying notes. In addition, the unaudited condensed combined pro forma financial information was based on and should be read in conjunction with the historical financial statements of FSDC II and Old Pardes, including the accompanying notes, which are included elsewhere in this prospectus.

The Business Combination is accounted for as a reverse capitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, FSDC II is treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of Pardes will represent a continuation of the financial statements of Old Pardes with the Business Combination being treated as the equivalent of Old Pardes issuing stock for the net assets of FSDC II, accompanied by a recapitalization. The net assets of FSDC II are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of Old Pardes.

Statement of Operations-For the Nine Months Ended September 30, 2021	FSDC II (Historical)	Pardes (Historical)	Pro Forma
Total operating expenses	$3,564	$24,181	$27,745
Loss from operations	(3,564)	(24,181)	(27,745)
Net loss	(3,552)	(24,171)	(27,735)
Basic and diluted net loss per share—Class A	(0.16)	(16.52)	(0.49)
Basic and diluted net loss per share—Class B	(0.16)	—	—

Statement of Operations-Year Ended December 31, 2020	FSDC II (Historical)	Pardes (Historical)	Pro Forma
Total operating expenses	$1	$5,313	$5,314
Loss from operations	(1)	(5,313)	(5,314)
Net loss	(1)	(13,006)	(13,007)
Basic and diluted net loss per share	—	—	(0.23)

Balance Sheet-As of September 30, 2021	FSDC II (Historical)	Pardes (Historical)	Pro Forma
Total current assets	$571	$27,060	$285,432
Total assets	201,833	28,581	285,432
Total current liabilities	2,498	5,971	5,669
Total liabilities	9,542	5,971	5,669
Total convertible preferred stock	—	59,132	—
Class A common stock subject to redemption	201,250	—	—
Total stockholders’ equity (deficit)	(8,959)	(36,522)	279,763

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company formed in February 2020 that is focused on discovering, developing and commercializing novel therapeutics to improve the lives of patients suffering from life-threatening disease, starting with our lead candidate, PBI-0451, which is in clinical development and intended to treat and prevent coronaviral (CoV) infections. COVID-19 is caused by infection with the severe acute respiratory syndrome coronavirus 2, or SARS-CoV-2, and has emerged as the most significant pandemic threat for the world in many decades. Pardes has built a discovery platform designed to target reactive nucleophiles, such as those in cysteine proteases. By leveraging our understanding of structure-based drug design, reversible covalent chemistry and viral biology, we have discovered and are developing novel product candidates with low nanomolar potency against SARS-CoV-2 and broad activity against all known pathogenic human coronaviruses. Our lead product candidate, PBI-0451, inhibits the main coronaviral cysteine protease, or Mpro, a viral protein essential for replication of all known coronaviruses. In preclinical studies, PBI-0451 has demonstrated activity against all coronaviral proteases, tested, as well as inhibition of replication of multiple coronaviruses, including SARS-CoV-2. Moreover, PBI-0451 has demonstrated the potential for oral bioavailability across multiple pre-clinical species. We believe the anti-viral potency seen against SARS-CoV-2 in preclinical in vitro studies and potential for oral bioavailability in humans supports its potential to be an oral direct acting antiviral, or DAA, for use against SARS-CoV-2 infections. We plan to develop PBI-0451 for the treatment and prevention of SARS-CoV-2 infections and associated diseases (i.e. COVID-19). Given the highly conserved nature of the Mpro target, which is shared among all known coronaviruses, including emerging variants of concern, we believe emerging variants will likely retain this target for PBI-0451. SARS-CoV-2 represents the third coronavirus to make a zoonotic transfer in the last 20 years and result in significant human disease.

The impact of SARS-CoV-2, however, is significantly greater than has been seen in the two previous coronaviral outbreaks. As of January 2022, there have been in excess of 315 million confirmed cases of SARS-CoV-2 infection and more than 5.5 million related deaths globally. A detailed market opportunity for any single COVID-19 therapeutic is difficult to predict given the unprecedented and evolving nature of COVID-19. Nevertheless, the necessity for a rapidly deployable, broadly effective antiviral treatment is evidenced by the continued incidence of new SARS-CoV-2 infections in the U.S. and the surge of infections being seen in many countries. These ongoing transmissions represent a major potential threat, as they enable the ongoing evolution of SARS-CoV-2, and fuel the rise of novel variants of potential concern. To date, these variants primarily involve the viral spike protein and its receptor binding domain (RBD) entry point at the ACE-2 receptor, providing the potential for reduced susceptibility to vaccines. In the U.S. and other developed countries, vaccine hesitancy will likely persist resulting in significant portions of the population remaining at risk for future waves of infection. In addition to this immediate critical need, the likely event of future zoonotic transmissions of novel coronaviruses establishes the necessity for broadly effective, oral antiviral treatments for the foreseeable future.

Over the last 40 years significant progress has been made in our understanding of how viruses infect cells, replicate and spread within the body. This has resulted in multiple drug development approaches including inhibition of viral entry into cells, viral gene replication and viral particle formation. We believe the most effective method for treating and preventing coronaviral infections is to use small molecule DAAs to target viral encoded proteases to inhibit their function. Historically, this approach has led to highly potent and clinically successful antivirals for the treatment of other viruses such as human immunodeficiency virus (HIV), and hepatitis C virus, or HCV. Our lead product candidate PBI-0451 is a coronaviral protease inhibitor that in preclinical studies has demonstrated in vitro activity against all coronaviruses tested by us to date. We believe a safe, oral, pan-coronaviral protease inhibitor may have significant benefits as an antiviral able to treat or prevent infection with SARS-CoV-2 and important emerging variants of concern.

Our Lead Program

Our lead product candidate PBI-0451 is being developed as an orally administered DAA whose mechanism of action is inhibition of the coronaviral Mpro, a viral protein with no direct human equivalent that is both highly conserved and essential for replication of all known coronaviruses. The development program for PBI-0451 will explore its potential as both a treatment and prophylaxis for SARS-CoV-2 infection, including emerging variants of concern.

In preclinical studies, PBI-0451 demonstrated in vitro the potential to inhibit replication of a broad range of coronaviruses, including SARS-CoV-2, as well as other variants of endemic seasonal coronaviruses that cause upper respiratory infections and can manifest as a “common cold.” This breadth of coverage aligns with the highly conserved nature of the coronavirus Mpro across strains and supports our belief that PBI-0451 will maintain its capability to inhibit viral replication even should additional novel SARS-CoV-2 variants emerge.

In August 2021, we initiated our first-in-human trial for PBI-0451. This trial is anticipated to enroll up to 180 healthy volunteers. The Phase 1 study is a placebo-controlled, blinded, randomized, dose escalation study of PBI-0451 in healthy volunteers designed to evaluate the safety, tolerability, and pharmacokinetics of PBI-0451 after single and multiple ascending doses. This study will also evaluate the drug-drug interaction potential of PBI-0451, including upon its coadministration with ritonavir. We intend to use clinical data from this first-in-human Phase 1 clinical trial to inform the potential dosing regimen for our potential subsequent clinical trials.

In addition to our lead program, we have developed a library of chemical “warheads” designed to target reactive nucleophiles such as reactive site cysteine or serine residues. These warheads have the potential to be adapted for use against both other viral proteases as well as other disease-related targets. We expect that our platform will continue to provide us with the opportunity to develop additional product candidates across multiple therapeutic areas in the future.

Our Team

We have assembled a management team with significant experience in discovering, developing and commercializing a broad range of therapies, including multiple antivirals, and in public company operations. Our President and Chief Executive Officer, Uri A. Lopatin, M.D., has over 15 years of scientific, operational, strategic, and management experience in the biopharmaceutical industry. He previously cofounded Assembly Pharmaceuticals, which went public as Assembly Biosciences, Inc. (NSADAQ: ASMB) in 2014. Our Chief Scientific Officer, Lee D. Arnold, Ph.D., has more than 34 years of contributions to molecularly targeted drug discovery, including more than 80 U.S. patent applications and the discovery of the first in class oncology drug, Tarceva®. He was previously the Chief Scientific Officer and Chief Discovery Officer at Assembly Biosciences, Inc, and has held leadership positions at OSI Pharmaceuticals, Inc., BASF/Abbott and Kinnate Biopharma, Inc. Our Chief Development Officer, Brian P. Kearney, PharmD has over 20 years of experience in antiviral medicine development and was most recently at Gilead Sciences, Inc. serving as Vice President of Clinical Research. Dr. Kearney was responsible for programs and teams that led to global regulatory approvals of eight new chemical entities and 15 new drug products for the treatment of HIV, HBV, HCV, and other unmet medical needs. Our Chief Commercial Officer, Sean P. Brusky, brings over 20 years of business development, commercial managed care and medical affairs experience, most recently as Head of Healthcare Delivery Innovation for Genentech, Inc. (a member of the Roche Group). Our Chief Business & Strategy Officer, Philippe Tinmouth, brings over 25 years of experience in strategic and growth leadership, business development and alliance management in the biopharmaceutical industry to Pardes, most recently at Vertex Pharmaceuticals, Inc. serving as Vice President and Head of Business Development and Alliance Management. Heidi Henson, Chief Financial Officer, has a successful track record in pharmaceutical and life sciences companies that dates back nearly 20 years, including Wellspring Biosciences, Inc., Kura Oncology, Inc. and Imbria Pharmaceuticals, Inc. and was Vice President of Finance at Intellikine, Inc. until its acquisition by Takeda Pharmaceutical Company

Limited. Elizabeth H. Lacy, our General Counsel, has twenty-five years of legal experience of which over four and a half years has been as the general counsel of a public life sciences company. Our board of directors includes Michael D. Varney, Ph.D., previously head of Research and Development at Genentech, Inc., Mark Auerbach, former Chairman of Par Pharmaceuticals Companies, Inc. and lead director of Optimer Pharmaceuticals, Inc., Deborah M. Autor, former Vice President, Global Head of Regulatory Excellence at AstraZeneca Pharmaceuticals LP and former Deputy Commissioner, Global Regulatory Operations & Policy at the FDA, Laura J. Hamill, a former executive with significant global commercial operations and strategic planning experience, and James B. Tananbaum, M.D., co-founder of Theravance, Inc. and Founder and CEO of Foresite Capital.

We believe that our team’s expertise in reversible covalent chemistry and virology, together with our experience discovering, developing, registering and commercializing multiple drugs in clinical use, including antiviral treatments, positions us well to advance a new generation of medicines. Our immediate aspiration is to develop a cure for the world’s most significant coronaviral disease to date, while simultaneously leveraging our chemistry platform to establish a robust pipeline across multiple programs.

Our Strategy

We believe that our tunable, reversable covalent chemistry platform will allow us to engage reactive nucleophiles in select biological targets and leverage modern structure-based drug design to rapidly develop better oral drugs for clinically important diseases. Initially, our goal is to become a global leader in the discovery, development and commercialization of novel therapies for the treatment and prevention of SARS-CoV-2 infections, the cause of COVID-19, and emerging SARS-CoV-2 variants. We anticipate expanding our discovery and development efforts beyond virology to include immunology and oncology. To achieve our goals, we intend to pursue the following strategies:

•

Complete preclinical and clinical development and seek approval for our lead product candidate, PBI-0451, an investigational drug designed to be orally administered DAA for the treatment and prevention of SARS-CoV-2 infections, the cause of COVID-19, including infections caused by newly emerging SARS-CoV-2 variants. We initiated our Phase 1, first in human clinical trial in New Zealand with our lead candidate PBI-0451 in August 2021. If PBI-0451 demonstrates acceptable human pharmacokinetics and tolerability data in the Phase 1 clinical trial, we subsequently intend to discuss with the FDA and other foreign regulatory authorities, and seek advice, regarding potential plans to initiate a Phase 2/3, potentially registrational, treatment trial that will enroll patients who are test positive for SARS-CoV-2 in the outpatient setting. In addition, we plan to evaluate PBI-0451 as a potential post-exposure prophylaxis in first degree contacts of patients diagnosed with SARS-CoV-2 infection. We intend to work closely with the FDA and other regulatory authorities as we plan and implement our clinical trials to align on the regulatory pathway for approval of PBI-0451 and may seek expedited development review programs such as Breakthrough Therapy designation and Emergency Use Authorizations (EUA).

•

Expand our pipeline by developing additional highly selective, orally administered drug candidates against additional targets. While we believe our lead candidate, PBI-0451, can be developed as a broadly active coronaviral drug, we intend to continue to improve our capability to inhibit a range of coronaviruses, while we expand our wholly owned pipeline by continuing to innovate and discover additional differentiated oral small molecules against additional targets, which may include other targets in virology, as well as host targets related to the fields of immunology and oncology.

•

Maximize the value of our product candidates. We intend to retain global commercialization rights to our product candidates, which we believe will allow us to retain the greatest potential value for our product portfolio. However, we may selectively consider entering into collaborations where we believe there is an opportunity, particularly outside the United States, to accelerate the development of our product candidates and the commercialization of products, if any, that we successfully develop.

Antiviral Therapy

Background on Viruses

Viruses are cellular parasites that can only replicate using a host cell’s replication processes, as viruses lack the machinery required to reproduce on their own. Unlike living organisms, like humans, that can only use DNA as the basis for their genetic material, viruses can use either DNA or RNA.

Viruses have two primary components: nucleic acid (comprised of either RNA, which can be single or double stranded, or DNA) and a protective protein shell (the capsid). Some viruses may also have their capsid surrounded by a third component, a lipid bilayer (the envelope), a membrane derived from host cell membranes that contains viral proteins. Some of these proteins assist in “docking” to host cell surface receptors, allowing the virus to spread from cell to cell; for SARS-CoV-2, the “spike” protein serves this purpose.

The viral infection process begins when a virus attaches itself to a specific receptor site on the host-cell membrane through attachment proteins. After attachment, the viral nucleic acid is released into the cell, initiating the viral replication process through production of viral components, co-opting the host cellular machinery. DNA viruses use host cell proteins and enzymes to make additional DNA copies of the viral genome. The viral DNA is also transcribed to messenger RNA (mRNA), which serves as a blueprint to produce new viral proteins. RNA viruses use their RNA as a template for both synthesis of new viral genomic RNA and also as viral mRNA. The viral mRNA instructs the host cell to produce viral proteins. Viral genomes are small, but they must encode proteins the virus needs that are not provided by the host, including both “structural” proteins, which are required for the viral physical structure, and “non-structural” proteins, which are required only while replicating in the host cell. Viral genomic nucleic acids are processed and packaged within the cell into new virus particles composed of structural proteins and then released from the host cell to propagate infection to more host cells.

Over the last 40 years, a great deal of progress has been made in the treatment of some of the most severe viral infections. However, as of yet, there are no safe and effective direct acting oral therapies for many highly pathogenic viruses, such as coronaviruses, including SARS-CoV-2.

Coronaviruses

SARS-CoV-2

Background

SARS-CoV-2 is a coronavirus, belonging to the Coronaviridae family. Like all Coronaviridae, it is an enveloped virus with a positive sense single stranded RNA genome encoding for viral proteins. It is one of six human coronaviruses species that are known to exist, with four responsible for a significant percentage of yearly non-influenza viral respiratory infections, depending upon the geographical region and year. SARS-CoV-2 is similar to two other life-threatening coronaviruses: SARS-CoV and Middle East Respiratory Syndrome coronavirus, or MERS-CoV. SARS-CoV-2 impairs respiratory function and spreads primarily from person to person via respiratory transmission among close contacts. Symptoms include fever, cough, shortness of breath and fatigue, with symptoms generally appearing two to 12 days after exposure. Severe complications include pneumonia, multi-organ failure, and death. In addition, a “post-COVID” syndrome has been increasingly described, wherein symptoms can persist for weeks to months; this post-COVID syndrome has been reported to affect up to 50% of previously infected persons in some observational studies.

SARS-CoV-2 was first identified as part of an investigation into an outbreak in Wuhan, China in December 2019, and is thought to have zoonotic origins. The World Health Organization, or WHO, initially estimated a case fatality rate of approximately 3% on March 3, 2020. Case fatality rates, which measure the number of deaths as a percentage of total infections, have varied across time periods as well as different geographies due to variabilities in testing protocols and associated availability of assays; differing demographics across countries;

differences in access to high quality healthcare; and variability in public policy responses for virus control measures. The Centers for Disease Control, or CDC, has identified populations at particularly high risk of severe illness, including the elderly, those residing in a long-term care facility, and those with certain underlying health conditions.

Market Opportunity

SARS-CoV-2 represents the third coronavirus (in addition to SARS-CoV and MERS-CoV) to make a zoonotic transfer in the last 20 years that has resulted in life-threatening human disease. While the SARS-CoV and MERS-CoV virus epidemics had significant social and economic impacts, the COVID-19 pandemic has caused a global public health and economic crisis. As of January 2022, there have been in excess of 57 million cases and over 829,000 deaths from COVID-19 in the United States alone. Worldwide, there have been more than 315 million confirmed cases of SARS-CoV-2 infection with more than 5.5 million deaths. This rate of mortality has established COVID-19 as one of the deadliest pandemics in a century.

Multiple vaccines have emerged as potential tools to protect individuals from SARS-CoV-2 infection. These vaccines target the “spike” protein on the surface of the virus particle, have largely demonstrated the ability to protect against severe disease; and will be an important component of any global response to this or future SARS-CoV-2 pandemics. Global distribution, however, has emerged as a challenge with a majority of the world’s countries receiving insufficient doses to provide sufficient protection to their populations. The requirement for extreme cold storage for some of these vaccines also presents a barrier to worldwide distribution. Reluctance to vaccination has also emerged as a significant impediment to controlling the pandemic, with vulnerable persons providing a reservoir for sustained transmission and subsequent waves of infection. Simultaneously, multiple viral variants involving changes in the SARS-CoV-2 spike protein have been identified, with worrisome potential for reduced susceptibility to both antibody therapies and vaccines, along with an increase in transmissibility. It is anticipated that these variants will continue to emerge because the spike protein is not “conserved” across coronavirus species and is susceptible to evolutionary change under selective pressure from the immune system — as we have seen in this pandemic.

There is a pressing need for alternative methods to both treat and prevent SARS-CoV-2, including its variants, and potential future pandemic coronavirus infections. Ideally, these interventions should retain efficacy against coronaviral variants which can escape vaccine induced protection by targeting parts of the virus that are highly conserved and which do not rapidly evolve under immune selection. The Mpro viral protease is a highly conserved, nonstructural protein that fits these criteria.

We believe the clinical presentation of SARS-CoV-2 provides an opportunity for an oral antiviral to have a substantial effect in reducing morbidity and mortality post-exposure and preventing infection. Unlike influenza, where a short window of opportunity exists between early symptoms and initiation of treatment to optimally mitigate the progression of disease, SARS-CoV-2 infection has been associated with several days of asymptomatic or minimally symptomatic viral replication and shedding by infected individuals prior to progression to severe disease. Accordingly, we believe that PBI-0451 may have a longer window of clinical utility where it may prevent progression of disease in patients, reduce transmission, and provide protection to individuals either known to be, or potentially, exposed. If SARS-CoV-2 becomes endemic and oral antiviral therapies obtain full regulatory approvals for distribution, the emergence of rapid at-home and point-of-care diagnostics as well as the ability of patients in many parts of the world to obtain a physician consult and prescription via telehealth services may present opportunities for commercial partnerships that enable patients to be diagnosed and treated at home.

SARS-CoV-2 Replication

There are four different structural proteins encoded by the SARS-CoV-2 RNA: spike protein, envelope protein, membrane glycoprotein and nucleocapsid protein. As shown in the illustration below, the infection cycle begins when the spike proteins bind to the cellular angiotensin-converting enzyme 2 (ACE2) receptor on the surface of the target cells. A second cell surface protein, transmembrane serine protease 2 (TMPRSS2) enables the virion to enter the cell, where it releases its RNA encoding the proteins required for replication. The sixteen coronaviral non-structural proteins are derived from the viral polyprotein that is processed into individual polypeptides by two viral proteases, the papain-like cysteine protease (PlPro) and the main protease (Mpro). These proteins and newly generated viral RNA synthesized by the viral RNA polymerase are then assembled into a new virion in the Golgi and released through exocytosis. As noted earlier, the viral Mpro is the main protein involved in polyprotein processing — required for 11 of the cleavages needed to fully liberate the sub-viral proteins — and is therefore of particular interest for the design of anti-SARS-CoV-2 inhibitors.

Viral Resistance and Mutations

A major obstacle to the development of direct acting antiviral therapies is viral resistance. Resistance is a function of a virus’s ability to genetically mutate, which is often substantially higher in RNA than DNA viruses, as most RNA viruses lack a proofreading step when their RNA is replicated. The ability of viruses to evolve can make the design of therapies challenging if the viral proteins can change as a result of mutations to become more resistant to a given antiviral therapy over time. We are already seeing the effects of viral evolution on the spike protein. For example, variants in the SARS-CoV-2 spike protein have already been found in variants from the United Kingdom, California, Brazil, South Africa, and India. It is this constant evolution of the immunologically recognized spike protein that threatens to reduce effectiveness of antibody therapies as well as vaccines over time.

In some chronic viral infections such as HIV and HCV, combination therapies have been used as first line therapy. The rational has been to reduce the likelihood that a virus will develop resistance to multiple simultaneous therapies by mutating. This is not, however, always required. In hepatitis B, monotherapy with potent antivirals can successfully suppress viral replication below the limit of detection for years. Additionally, monotherapy with a single potent antiviral as post exposure prophylaxis for HIV has been shown to prevent infections. In the context of acute respiratory infections, such as influenza, monotherapy has also been the standard of care to treat infections. In the case of influenza, this may be because of the immune system’s ability to clear infections in tandem with the antiviral’s suppression of viral replication.

We believe that monotherapy may be both appropriate and sufficient treatment for SARS-CoV-2 infection, as we anticipate that resistance to Mpro targeting therapies may be slow to develop. The virus would need to mutate at sites where a small molecule would bind to the protease to exclude it from binding, while at the same time retaining function in that same enzymatic pocket of Mpro to allow the viral polyprotein to still “fit” and be cleaved at multiple sites. As of November 2021, we have evaluated over 465,000 SARS-CoV-2 viral genomes deposited in public databases. Unlike the viral spike protein, where extensive mutations have been seen, mutations in the binding site of our target protein remain very rare — suggesting a fitness penalty to the virus if the Mpro enzyme changes. Even if the use of combination antiviral therapies ultimately proves to be required for future treatment approaches required to forestall COVID-19 or future potential pandemic coronaviruses, we believe PBI-0451, a coronaviral protease inhibitor, has the potential to provide a key foundation for such combinations.

Viral Protease as a Target

As a consequence of the virus appropriation of the host’s enzyme and protein inventory, the number of viral specific drug targets is limited. However, viral replication often strongly depends on processing of one or several polyproteins encoded by the genetic information of the virus. The proteolytic processes required for cleavage and processing of these polyproteins usually requires the presence of at least one, and often several, virally encoded proteases, which therefore represent attractive targets for the development of antiviral drugs. In their absence, pleotropic viral functions ranging from maturation of capsid proteins to assembly of a replication complex, and modification of host proteins such as translation initiation factors required by a virus to maintain infection may be crippled.

Protease Inhibitors

Antiviral drug development identifying selective drug-like molecules that target proteases (for example, in HIV and HCV) has resulted in highly potent oral antiviral therapies. These therapies have successfully been used as chronic antiviral therapies to treat millions of patients globally.

The coronaviral genome is one of the largest RNA-viral genomes known to date. In case of the SARS-CoV-2, the genome comprises 14 open reading frames encoding 28 proteins. The 16 coronaviral non-structural proteins are derived from a viral polyprotein that is processed into individual polypeptides by two viral proteases, the papain-like cysteine protease and the Mpro, which is also referred to as 3C-like protease (3CLpro) due to its similarities to the 3C proteases of picornaviruses. The coronaviral Mpro cleaves the viral polyproteins at 11 sites, releasing viral proteins of essential function in replication.

The highly conserved nature of the coronaviral main protease, and its indispensable role early in the viral life-cycle, has suggested that Mpro could be a potent target for oral pan-coronaviral therapies. Moreover, humans do not have a homologous protease, which makes Mpro attractive as a virus specific target of particular interest for the design of anti-SARS-CoV therapies.

Recognition of coronavirus as the etiological agent of SARS and MERS led to extensive characterization of the protease and a variety of small molecules were explored to inhibit its function. Many of these have shown impressive biochemical or cellular activity, and in some cases have demonstrated activity in animal models of coronaviral disease — providing support for this approach in the development of a DAA for SARS-CoV-2 and COVID-19. There are currently several oral protease inhibitors being explored as therapeutic options for SARS-CoV-2, including at least two clinical candidates in phase 2/3 human studies and PBI-0451 in phase 1 human studies. In December 2021, Pfizer’s nirmatrelvir (PF-07321332), a coronaviral protease inhibitor that is orally administered in combination with ritonavir, was granted EUA to treat mild-to-moderate COVID-19 in adults and pediatric patients with positive viral test for SARS-CoV-2 and high risk for progression to severe COVID-19, including hospitalizations or death.

Our Approach

Our Platform

We believe that reactive nucleophiles, such as those found in cysteine and serine proteases, are potentially attractive targets for drug development. We have developed a reversible and tunable covalent chemistry platform comprised of the following critical components which is designed to allow us to specifically engage with these nucleophiles (our chemical “warheads”):

•	Topologically adaptable and tunable warheads, including those with novel structures and chemistry, where

•	Structure can be designed to conform to a binding site and establish optimal stabilizing interactions;

•	Tunable reactivity can be modulated to increase potency, specificity and residence time on the reactive nucleophile of a cysteine or serine protease;

•	Reversibility of covalent behavior can be exploited to minimize non-specific or off-target activities;

•	Functionality can enhance potential for molecules to have favorable drug-like properties and oral bioavailability; and

•	Reduced liabilities can be anticipated with respect to reductive or oxidative metabolism or degradation.

•	Structure-based drug design, or SBDD, approaches, which enable us to rapidly explore chemical space and identify potential warheads that can be used to:

•	“Weaponize” existing non-covalent ligands with one of our tunable, reversible covalent warheads;

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Convert an irreversible covalent inhibitor to a reversible covalent inhibitor by exchange of warheads to produce an agent with potential for improved properties, such as greater exposures and reduced off-target effects; and

•	Design novel analogues to build on existing structural insights.

We believe that our platform has potential to deliver additional novel antiviral candidates, and also allows us to find compounds that potentially improve upon pre-existing chemical matter where a target has been validated but the chemical matter has proven challenging to imbue with required drug-like properties.

Utilizing our warhead platform and SBDD approach, we have been able to design compounds that demonstrate activity against all known human CoV pathogens tested to date. Importantly, by designing compounds with activity against the Mpro of all six known human coronaviruses species, we believe that our protease inhibitor could present a significant hurdle for the SARS-CoV-2 virus to escape inhibition with resistant mutations. Should combination therapies be advantageous for treatment of pandemic coronaviral variants in the future, we believe that an inhibitor of the Mpro could be a backbone member of such a combination.

We believe that a successful anti-coronavirus DAA therapy has the potential to help against the current COVID-19 pandemic, and drugs of the Mpro inhibitor class may address the emergence of future coronavirus outbreaks and zoonotic crossover infections.

Our Lead Program: PBI-0451

Our lead product candidate, PBI-0451 is being developed as an orally-administered potential anti-coronavirus DAA. The target of PBI-0451, Mpro, is an early and essential viral protein required for all known coronaviruses to replicate. In nonclinical studies, PBI-0451 has demonstrated activity against all coronaviral proteases explored to date. By inhibiting the SARS-CoV-2 Mpro, PBI-0451 has the potential to prevent both viral replication and the generation of subviral particles which could allow infected cells and the immune system to eliminate residual virus.

Our development program is designed to assess use of PBI-0451 both in the settings of treatment and prevention of coronaviral infections. PBI-0451 has completed clinically-enabling studies and in August 2021 we dosed our first healthy volunteer in our Phase 1 first-in-human (FIH), single and multiple ascending dose (SAD and MAD) clinical in New Zealand trial. We intend to use this first-in-human study Phase 1 clinical trial to inform the potential dosing regimen for our potential subsequent clinical trials, including PBI-0451 dose, dosing interval and effect of ritonavir. This trial is anticipated to enroll up to 180 healthy volunteers. Assuming a timely completion of our Phase 1 program, acceptable human pharmacokinetics and safety data for PBI-0451 in the Phase 1 clinical trial, and subject to agreement with the FDA and other applicable foreign regulatory authorities, we estimate that we will be able to begin a Phase 2/3 registrational program as early as mid-2022.

Preclinical Data

In vitro activity against human coronaviruses

PBI-0451, has shown in-vitro activity against every coronavirus against which it has been tested to date, including the proteases of human pandemic coronavirus such as SARS-CoV-2, SARS, and MERS, as well as seasonally endemic coronaviruses associated with common cold-like syndromes.

Antiviral activity of PBI-0451 against the main protease (Mpro) of known human pathogenic coronaviruses is summarized in the table below.

Table 1: Biochemical activity

Coronavirus Mpro	PBI-0451 Activity vs Protease IC50 (µM)*
SARS-CoV-2	0.02 – 0.03
SARS-CoV	0.05 – 0.08
MERS-CoV	0.41 – 0.62
CoV-229E	0.12 – 0.17
CoV-OC43	0.15 – 0.20
CoV-HKU1	0.07 – 0.13
CoV-NL63	0.24 – 0.38

*	IC50 reported as min-max across separate studies. The lower the IC50 number the more potent the compound is against the coronavirus tested.

Activity against common cold variants of coronavirus (such as CoV-229E) was assessed in cell culture assays after exposure of cells (MRC-5 cell line) to virus and serial dilutions of PBI-0451 by determining the effective concentrations required to reduce viral induced cell death by 50%, reported as the EC50. Half-maximal compound induced cytotoxicity (CC50) was measured by a luminescent cell viability assay kit (Cell titer GloTM, Promega) of compound-treated duplicates in the absence of virus.

Activity against SARS-CoV-2 virus was evaluated in multiple assays including a modified SARS-CoV-2 virus containing a nano-luciferase gene used to infect an A549 cell line (cell line derived from human airway cells) expressing the ACE2 receptor required for SARS-CoV-2 virus to bind and separately, wild-type SARS-CoV-2 virus used to infect induced pluripotent stem cell (iPSC) derived human alveolar cells. Following infection, cells were treated with PBI-0451. Changes in viral titer were quantified by evaluating the changes in luminescence (in nLuc expressing virus) and the change in the titer of infectious virus produced in infected cells as assessed by viral plaque assays. Cytoxicity (CC50) was measured by luminescent cell viability assay kit (Cell titer GloTM, Promega) of compound-treated cells in the absence of virus.

When virion production was measured by plaque assay (which assesses infectious virus produced by infected cells) in A549-ACE2 cells and in induced pluripotent stem cells induced to transform into type-II pneumocytes, PBI-0451 treatment resulted in multi-log reductions of infectious virus, with EC50s as low as <10nM for

SARS-CoV-2, and without evidence of cellular cytotoxicity at doses up to the highest concentrations tested (90µM in the 229E assays and <10µM in the SARS-CoV-2 plaque assays). Activity of PBI-0451 against SARS-CoV-2 and the common cold coronavirus, 229E, in cellular assays is shown below.

Table 2: Cell culture activity of PBI-0451 against SARS-CoV-2

Coronavirus & Assay	EC50 (nM)*	CC50 (µM)
SARS-CoV-2 PFU/ml assay(1)	32 (± 25) n=4	>2
SARS-CoV-2 Nluc assay(2)	23 (± 16), n=6	>10
CoV-229E(3) CPE assay	116 (± 7) n=3	>90

*	EC50 reported as Avg ±SD, n= number of replicate studies
(1)	SARS-CoV-2 WA-1 in iPS-derived human alveolar type II pneumocyte cultures
(2)	SARS-CoV-2 (Nanoluciferase engineered) tested in A549-hACE2 cell assay
(3)	CoV-229E (cultured in MRC-5 cells) coronavirus is one of the viruses responsible for the common cold

As described in Table 1, PBI-0451 demonstrated in vitro a range of potent biochemical activities against a broad range of human coronaviruses. In separate assays described in Table 2, PBI-0451 was shown to inhibit SARS-CoV-2 replication following infection of susceptible lung-like cells, as assessed by quantification of plaques caused by infectious virus released from infected cells. In cytopathic effect (CPE) assays, where inhibition of viral replication reduces the amount of viral-replication-induced cell death, the inhibitory activity of PBI-0451 against the viral protease translated to reduction in CPE caused by the common cold coronavirus (as in the 229E assay cyto-protection assay). The low nanomolar potency seen in the assays described above, in combination with the lack of toxicity observed in the host cells treated with PBI-0451 in the absence of virus, suggests the potential for potency and selectivity of PBI-0451 in vivo against SARS-CoV-2.

Preclinical Development

PBI-0451 was characterized for non-clinical pharmacokinetics, pharmacodynamics, and safety, including general toxicology and potential effects on specific organ systems. Studies and evaluations were conducted consistent with accepted scientific practices and standards. As applicable, studies were conducted as outlined in International Conference on Harmonization (ICH) and US FDA guidelines, including per US FDA Good Laboratory Practice (GLP) regulations. PBI-0451 has demonstrated oral bioavailability in all species tested to date and a favorable pharmacokinetic (PK) profile. Overall, in pre-clinical animal studies, PBI-0451 was capable of achieving and maintaining concentrations multiple-fold above the in vitro (biochemical and cellular) inhibitory concentrations (IC50 and IC90) against coronavirus proteases, including SARS-CoV-2, and has been observed to distribute into lung tissue. We currently have in vitro pharmacology and in vivo PK data in mice, rats, dogs and cynomolgus monkeys. Single and multiple doses of PBI-0451 have been administered to animals at doses ranging from 0.5 to 1000 mg/kg/day. In a 14-day repeat dose GLP toxicity study in mice at doses of 20, 60, 120 and 240 mg/kg/day, the only PBI-0451 related finding was increased liver weights at the high dose, which was reversible, had no microscopic correlate, and was considered non-adverse. In a 14-day repeat dose GLP toxicology study in dogs at doses of 10, 20 and 30 mg/kg/day there were no test article-related findings. Within these studies, in safety pharmacology assessments PBI-0451 did not have clinically relevant effects on the cardiovascular, CNS, or respiratory systems. Based on results in an Ames assay and an in vitro micronucleus study, PBI-0451 was not observed to be genotoxic.

Allometric scaling of estimated human pharmacokinetics and doses was performed using the cumulative data across mice, rats, dogs and cynomolgus monkeys; these estimates indicate the potential for oral administration of PBI-0451 to achieve blood levels appropriate to provide antiviral activity against coronaviral replication in humans. On the basis of this modelling, our Phase 1 clinical study was designed to confirm an acceptable daily dose of PBI-0451, dosing interval and effect of ritonavir for the treatment of SARS CoV-2 infection. As of January 14, 2022, our single ascending dose data continues to support the potential for PBI-0145 at a clinically acceptable dose and dosing regimen to achieve and maintain target concentrations required for the treatment and prophylaxis of acute coronaviral infections in humans.

Clinical Development Strategy

COVID-19 disease is caused by an acute infection with the SARS-CoV-2 virus. An urgent unmet medical need remains for simple, rapid, oral interventions against SARS-CoV-2 that can be administered in an outpatient setting. We believe antiviral therapeutics against COVID-19 may be most effective early in infection, prior to or during the period of maximum viral replication, and prior to development of a pathologic host immune response. We believe that PBI-0451 has the potential to be an oral antiviral therapeutic to treat SARS-CoV-2-infected individuals early in infection and thus has the potential to mitigate the risk for development of severe COVID-19 disease, hospitalization and mortality. In addition, we believe that treatment of persons who are close contacts of patients with documented SARS CoV-2 infection will prevent or reduce their risk of also developing symptomatic disease. Our clinical program will be designed to explore both treatment and post-exposure prophylaxis settings.

To date we have had limited interactions with regulatory authorities. The design and implementation of our proposed clinical trials is subject to regulatory review and approval. Accordingly, these plans may change if regulatory authorities require amendments or alterations to our clinical program.

Phase 1 Studies

PBI-0451 is being studied in a Phase 1 placebo-controlled, blinded, randomized, dose escalation study in healthy volunteers. The primary objectives of the study are to evaluate the safety, tolerability, and pharmacokinetics of PBI-0451 after single and multiple ascending doses. This study will also evaluate the drug-drug interaction potential of PBI-0451, including its pharmacokinetic profile upon its coadministration with ritonavir. We intend to use clinical data from this first-in-human Phase 1 clinical trial to inform the potential dosing regimen for our potential subsequent clinical trials, including PBI-0451 dose, dosing interval and effect of ritonavir. This trial is anticipated to enroll up to 180 healthy volunteers. We initiated this first-in-human Phase 1 clinical trial for PBI-0451 in New Zealand in August 2021. Due to COVID-19 related constraints, the Phase 1 clinical trial has progressed more slowly than planned. As of January 2, 2022, PBI-0451 appears to have been generally well tolerated thus far in the initial dosing cohorts, with no study drug interruptions or discontinuations; adverse events reported by the investigator were considered mild in severity and most considered unrelated, or possibly related to study drug; and no clinically significant abnormal laboratory or other safety data has been reported through such date. Based upon preliminary single ascending dose data as of January 2, 2022, PBI-0451 showed good oral bioavailability, approximately dose proportional increase in concentrations over 10-fold dose range and rapidly exceeded concentrations in plasma greater than the protein binding adjusted EC90 value (374 ng/ml).

We anticipate initiating additional Phase 1 studies beginning in 1Q22 that will continue through 2022. Additional potential Phase 1 studies may include food effect, drug-drug interaction, special population PK, and mass-balance studies.

If PBI-0451 demonstrates acceptable human pharmacokinetics and safety data in the ongoing Phase 1 first-in-human clinical trial and pending agreement with the FDA and other regulatory agencies, we have the potential to initiate our Phase 2 study in mid-2022.

We intend to present preliminary first-in-human data from our Phase 1 clinical study at a scientific conference in 1Q 2022.

SARS-CoV-2 Coronavirus Treatment Studies

If we successfully complete the required Phase 1 studies, then following discussions with the FDA and other foreign regulators and subject to their permission to proceed to further clinical trials, we plan to conduct an initial Phase 2/3 study of PBI-0451 for the treatment of SARS-CoV-2 infection in non-hospitalized patients with mild to moderate COVID-19 disease in subjects that are at high risk of progressing to severe disease and additional Phase

3 clinical trials in other populations (potentially including treatment of individuals at standard risk for severe disease, immune compromised and/or those receiving important medications subject to drug-drug interactions with ritonavir). Patients eligible for screening in these treatment clinical studies are anticipated to be adult outpatients with symptoms of an upper respiratory tract infection consistent with mild to moderate COVID-19 disease. We envision that well-documented point-of-care tests (e. g., positive for SARS-CoV-2 infection) could serve as (virologic) inclusion criteria for enrollment of study subjects. These studies will be aimed at assessing the potential to reduce the symptoms of COVID-19, hospitalizations due to COVID-19 and mortality from any cause. Pending approval from regulatory bodies, we expect to initiate the Phase 2/3 study in high risk patients in mid-2022. We believe there is a potential to use these studies in support of an emergency use authorization, or EUA, or a new drug application, or NDA.

Pardes will use regulatory guidance for the development of treatments for SARS-CoV-2 and seek advice from the FDA and other foreign regulatory agencies regarding the appropriate designs, primary and secondary endpoints and broader development strategy. While it is not known what the requirements for an EUA will be in 2022, we anticipate that these conversations with regulatory agencies will also inform the inclusion of appropriate endpoints into our trial designs.

As part of the clinical program, we also plan to evaluate the potential for PBI-0451 in clinical trials of patients with severe COVID-19 disease, potentially in the context of collaboration with governmental and/or university networks.

Post-Exposure Prophylaxis

We believe that treatment of exposed contacts of persons diagnosed with SARS-CoV-2 infection can significantly impact the ongoing pandemic. We plan on conducting a study of the safety and efficacy of PBI-0451 as post-exposure prophylaxis in primary contacts of people with SARS-CoV-2 infection, including subjects enrolled in our treatment studies. We anticipate that appropriate endpoints will include assessment of the proportion of subjects who develop a positive SARS-CoV-2 infection as defined by a positive RT-PCR, as well as the number of medically attendant visits, the development and duration of any COVID-19 symptoms, and safe

PBI-0451 Manufacturing

We are currently conducting process development and manufacturing at third-party contract manufacturers that we believe will result in an inventory of PBI-0451 supply, including matching placebo, that is expected to satisfy the clinical trial material requirements for our currently planned COVID-19 clinical trials. Additionally, we are engaged, through our contract manufacturers, in the optimization of the synthetic process and formulation for commercial scale manufacture of PBI-0451 should we succeed in the successful development of PBI-0451.

Additional Programs

Certain classes of disease-modulating drug targets often have “opportunistic” cysteine residues in their active-site or allosteric binding pockets, which allow for covalent attachment of inhibitors, affording improved potency, selectivity, and duration of drug action. This targetable “cysteinome” has been mapped to produce therapeutic agents in the fields of kinases and has shown specific benefits in areas such as oncology where KRAS mutant G12C mutations have been successfully exploited to develop selective therapies by such companies as Mirati Therapeutics, Inc. and Amgen, Inc. The potential for our reversible-covalent warhead technology to engage reactive nucleophiles such as cysteine or serine residues potently, selectively, and persistently may thus enable us to target a wide variety of proteins including proteases, hydrolases, phosphatases, and transcription factors involved in pathologic conditions.

Competition

As a biopharmaceutical company, we face competition from a wide array of companies in the pharmaceutical and biotechnology industries. These include both small companies and large companies with much greater financial and technical resources and far longer operating histories than our own. We may also compete with the intellectual property, technology, and product development efforts of academic, governmental, and private research institutions. Our competitors may have significantly greater financial resources, established presence in the market, expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement, and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific, sales, marketing, and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

The key competitive factors affecting the success of any product candidates that we develop, if approved, are likely to be their efficacy, safety, convenience, price, and the availability of reimbursement from government and other third-party payors. Our commercial opportunity for any of our product candidates could be reduced or eliminated if our competitors develop and commercialize products that are more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours and may commercialize products more quickly than we are able to.

There are numerous approaches that pharmaceutical companies and biotechnology companies are taking to address SARS-CoV-2 virus that has caused Covid-19 disease. These strategies include antibodies against SARS-CoV-2, anti-inflammatory therapeutics, vaccines (protein-based; RNA-based, DNA-based, viral-based), and antivirals (focused on replication, cell entry, or modulation of immunity). We are focused on developing an oral protease inhibitor that prevents the replication of SARS-CoV-2 virus by preventing processing of the coronaviral polyprotein by the viral Mpro. PBI-0451 is intended to be delivered orally, which represents a potential competitive advantage to therapies that need to be administered by intravenous infusion in clinical settings. PBI-0451, a small molecule therapeutic, is not expected to need cold storage required of several current treatment and prevention options currently available or under investigation. In general, our therapeutic candidate may be differentiated from competitors based upon (1) the mechanism of action — e. g., inhibition of an obligate viral protease, (2) mode of delivery — e.g., oral, and (3) relative lack of complexity of manufacturing, storage and distribution.

While the potential treatments and vaccines for COVID-19 continue to evolve, the list below addresses some of the product candidates known to us as of January 17, 2022 but is not a comprehensive list of every treatment that is in development for SARS-CoV-2 and COVID-19 disease.

Protease Inhibitors

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PAXLOVIDTM—combination of nirmatrelvir (PF-07321332) tablets and ritonavir tablets (Pfizer, Inc.), an oral protease inhibitor that in combination with ritonavir received an EUA from the FDA in December 2021 for the treatment of mild to moderate COVID-19 in patients with positive results of direct SARS-CoV-2 viral testing and who are at high risk for progression to severe COVID-19, including hospitalization or death. Pfizer has entered into a number of government contracts for advance purchases of PAXLOVID™ upon receiving EUA from the FDA and has entered into a license agreement with Medicines Patent Pool Foundation to license Pfizer’s nirmatrelvir (PF-07321332) tablets to expand access in low and middle income countries.

•	S-217622 (Shionogi & Company Limited), an oral protease inhibitor, which in September 2021 commenced phase 2/3 studies and the company is planning for regulatory submission by the end of 2021.

•	EDP-235 (Enanta Pharmaceuticals, Inc.), an oral protease inhibitor, which currently has not initiated clinical studies.

•	Oral protease inhibitor and intranasal CDI-45205 (Cocrystal Pharma, Inc.), which currently has not initiated clinical studies.

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ALG-097431 (Aligos Therapeutics, Inc. in collaboration with KU Leuven’s Rega Institute for Medical Research and its Centre for Drug Design and Discovery) a nonclinical small molecule 3CL protease inhibitor.

RNA Polymerase Inhibitors

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Molnupiravir (EIDD-2801/MK-4482) (Ridgeback Biotherapeutics LP together with Merck & Co., Inc.), an oral ribonucleoside analog for the viral RNA-dependent RNA polymerase allowing its incorporation into viral RNA associated with the accumulation of mutations within the viral RNA genome, has received EUA from the FDA for the treatment of mild-to-moderate COVID-19 in certain adults with positive results of direct SARS-CoV-2 viral testing and who are at high risk for progression to severe COVID, including hospitalization or death and for whom alternative COVID-19 treatment options authorized by the FDA are not available. Merck has entered into a number of government contracts for advance purchases of Molnupiravir upon receiving EUA from the FDA or other applicable government approvals and Merck has entered into a license agreement with Medicines Patent Pool Foundation to license Molnupiravir to expand access in low and middle income countries.

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AT-527/AT-511 (Atea Pharmaceuticals, Inc.), a viral polymerase inhibitor direct-acting antiviral drug candidate designed to inhibit viral replication by interfering with viral RNA polymerase, commenced a Phase 2 study in February 2021. AT-527 is a repurposed drug that was originally developed for hepatitis C virus (HCV).

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Remdesivir (GS-5734) (Gilead Sciences, Inc.), a purine nucleotide prodrug that is a polymerase inhibitor that targets the RNA-dependent RNA polymerase (RdRp) enzyme, which received EUA authorization initially in May 2020.

•	Favipiravir (Fujifilm Pharma Co., Ltd.), an oral nucleoside analog polymerase inhibitor that targets the RdRp enzyme.

Spike-targeted mAB and other MOAs

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ADG20 (Adagio Therapeutics, Inc.), a monoclonal antibody targeting the spike protein of SARS-CoV-2 and related coronaviruses that is administered by intramuscular injection, commenced Phase 2/3 studies in April, 2021 to evaluate treatment and prophylaxis use.

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Ensovibep (MP0420/MP0423) (Novartis in collaboration with Molecular Partners AG), is an antiviral clinical candidate for the treatment and prevention of COVID-19 based on a new class of protein therapeutics known as DARPin® and is administered by subcutaneous single injection, commenced a Phase 2/3 study for treatment of COVID-19 in May 2021.

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Bamlanivimab (LY-CoV555) and Etesevimab (LY-CoV016) (Eli Lily and Company and Abcellera Biologics, Inc.), both neutralizing antibodies, were authorized to be administered together on February 9, 2021 or the treatment of mild to moderate COVID-19 in adults and pediatric patients, including neonates, with positive results of direct SARS-CoV-2 viral testing, and who are at high risk for progression to severe COVID-19, including hospitalization or death.

Bamlanivimab 700 mg as monotherapy was previously authorized for emergency use on November 9, 2020, and the authorization was subsequently revoked on April 16, 2021, due to a sustained increase in variants resistant to bamlanivimab alone resulting in increased risk for treatment failure.

•	REGN-COV2 (Regeneron Pharmaceuticals, Inc.), a monoclonal antibody cocktail containing Casirivimab and imdevimab that is administered together by intravenous (IV) infusion, was granted

EUA on November 21, 2020 for the treatment of mild to moderate COVID-19 in adult and pediatric patients (12 years of age and older weighing at least 40 kg) with positive results of direct SARS-CoV-2 viral testing, and who are at high risk for progression to severe COVID-19, including hospitalization or death.

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Sotrovimab (Vir Biotechnology/GlaxoSmithKline), a monoclonal antibody granted EUA on May 26, 2021 for treatment of mild-to-moderate coronavirus disease 2019 (COVID-19) in adults and pediatric patients (12 years of age and older weighing at least 40 kg) with positive results of direct SARS-CoV-2 viral testing, and who are at high risk for progression to severe COVID-19, including hospitalization or death.

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EVUSHELD™ (tixagevimab co-packaged with cilgavimab, AstraZeneca) was granted EUA in December 2021 for the pre-exposure prophylaxis of COVID-19 in adults and pediatrics (12 years of age and older weighing at least 40 kg), who are not currently infected with SARS-CoV-2 and who have not had a known recent exposure to an individual infected with SARS-CoV-2 and, who have moderate to severe immune compromise due to a medical condition or receipt of immunosuppressive medications or treatments and may not mount an adequate immune response to COVID-19 vaccination or, for whom vaccination with any available COVID-19 vaccine, according to the approved or authorized schedule, is not recommended due to a history of severe adverse reaction (e.g., severe allergic reaction) to a COVID-19 vaccine(s) and/or COVID-19 vaccine component(s).

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Ambarvimab (BRII-196)/Romlusevimab (BRII-198) (Brii Biosciences), a combination of neutralizing monoclonal antibodies intended to treat non-hospitalized Covid-19 patients at high risk for progression to severe disease, has been approved in China in December 2021 and filed for EUA with the FDA in September 2021.

In addition to these multiple therapeutic modalities, multiple vaccines are being developed for prevention of COVID-19. We view an oral antiviral approach as highly complementary to vaccine development, and a necessary component of preventing future outbreaks.

We anticipate that the landscape of potential treatments and vaccines for SARS-CoV-2 and COVID-19 will continue to evolve with time.

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary protection for our therapeutic products, including our protease inhibitor compounds for the treatment of coronaviruses, including SARS-CoV-2. We seek to protect our proprietary compounds and methods of treatment for viral diseases using our viral protease inhibitors, alone and in combination with other therapeutic agents, in addition to dosage forms, dosing regimens and formulations for their administration, when and as our product candidates enter clinical trials. We also intend to seek protection on the manufacturing process used to produce our viral protease inhibitors. Our success also depends on our ability to operate without infringing, misappropriating or otherwise violating on the proprietary rights of others and to prevent others from infringing, misappropriating or otherwise violating our proprietary rights.

Our policy is to seek to protect our proprietary position by filing U.S. patent applications and then at the appropriate time file foreign patent applications covering our proprietary technologies, inventions, and improvements that are important to the development and implementation of our business. As of January 17, 2022, we own two (2) issued patents, nineteen (19) provisional patent applications,four (4) non-provisional U.S. patent applications, and two (2) PCT filings and related foreign patent applications filed for our product candidate PBI-0451 and other proprietary viral protease inhibitor compounds, which include composition of matter, pharmaceutical compositions, combination therapy, solid forms, formulation, process/manufacturing and methods of use, including treatment of coronaviruses, including SARS-CoV-2, and our platform. In addition, we currently plan to seek patent term adjustments, restorations, and/or patent term extensions where applicable in the United States, Europe and other jurisdictions. We also rely on trade secrets, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our proprietary position. Additionally, we expect to benefit, where appropriate, from statutory frameworks in the United States, Europe and other countries that provide a period of regulatory data exclusivity to compensate for the time required for regulatory approval of our drug products.

PBI-0451

We own five (5) patent application families that include patent claims relating to PBI-0451, one pending as an application under the Patent Cooperation Treaty, or PCT, one issued U.S. patent, one continuation U.S. patent application, three (3) pending U.S. provisional patent application and related foreign patent applications in Argentina, Bangladesh, China, India, Lebanon, Pakistan, Taiwan and United Kingdom. The PCT application is directed to pharmaceutical compositions, combination therapy and methods for the treatment of coronaviruses, including SARS-CoV-2, using PBI-0451. The issued U.S. patent is directed to a pharmaceutical compound. The expected year of expiration for the issued U.S. patent and for other patents issued from the PCT, if valid and enforceable, is 2041 without regard to any extensions, adjustments, or restorations of term that may be available under U.S. or other national laws. The three (3) pending provisional patent applications are directed to solid forms, formulation and process/manufacturing. The expected year of expiration for patents issued from any PCT or non-provisional patent applications filed on the basis of these provisional patent applications, if valid and enforceable, is 2042, without regard to any extensions, adjustments, or restorations of term that may be available under U.S. or other national laws.

Platform and Discovery Pipeline Intellectual Property

As of January 17, 2022, we own one issued U.S. patent related to protease inhibitors, one continuation U.S. patent application, a pending PCT application and related foreign applications in Argentina, Bangladesh, Lebanon, Pakistan and Taiwan, two (2) pending non-provisional U.S. patent applications and sixteen (16) provisional U.S. patent applications that include claims to pharmaceutical compositions, combination therapy and methods of use for viral infections, including viral infections caused by a coronavirus, oncology, and other therapeutic indications and claims to our covalent warheads and related technologies. The expected year of expiration for patents issued from the PCT and the non-provisional patent applications, if valid and enforceable, is 2041 without regard to any extensions, adjustments, or restorations of term that may be available under U.S. or other national laws. The expected year of expiration for patents issued from any PCT or non-provisional patent applications filed on the basis of the provisional patent applications, if valid and enforceable, is 2042, without regard to any extensions, adjustments, or restorations of term that may be available under U.S. or other national laws.

Patent Term and Validity

The exclusivity terms of our patents depend upon the laws of the countries in which they are obtained. In most countries in which we currently plan to file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. The term of a U.S. patent may be extended to compensate for the time required to obtain regulatory approval to sell a drug (a patent term extension) or by delays encountered during patent prosecution that are caused by the USPTO (referred to as patent term adjustment). For example, the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act, permits a patent term extension for FDA-approved new chemical entity drugs of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review and diligence during the review process. Patent term extensions in the United States cannot extend the term of a patent beyond a total of 14 years from the date of product approval, only one patent covering an approved drug or its method of use may be extended, and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. A similar kind of patent extension, referred to as a Supplementary Protection Certificate, is available in Europe. Legal frameworks are also available in certain other jurisdictions to extend the term of a patent. We currently intend to seek patent term extensions on any of our issued patents in any jurisdiction where we have a qualifying patent and the extension is available; however, there is no guarantee that the applicable regulatory authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions. Further, even if our patent is extended, the patent, including the extended portion of the patent, may be held invalid or unenforceable by a court of final jurisdiction in the United States or a foreign country.

With respect to our owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any patents that have been granted, or may be granted to us in the future, will be commercially useful in protecting our platforms and drug candidates and the methods used to manufacture them.

Any of our issued patents including patents that we may rely on to protect our market for approved products, may be held invalid or unenforceable by a court of final jurisdiction. Alternatively, we may decide that it is in our interest to settle a litigation in a manner that affects the term or enforceability of our patent. Changes in either the patent laws or in interpretations of patent laws in the United States and other jurisdictions may diminish our ability to protect our inventions and enforce our intellectual property rights. Accordingly, we cannot predict the breadth or enforceability of claims that may be granted on our patents or on third-party patents. The pharmaceutical and biotechnology industries are characterized by extensive litigation regarding patents and other intellectual property rights. Our ability to obtain and maintain our proprietary position for our protease inhibitors and the use of these compounds will depend on our success in enforcing patent claims that are granted or may be granted.

Commercialization

In May 2021, Mr. Brusky was hired to serve as our Chief Commercial Officer to develop our commercial go-to-market strategy and expand our engagements with key external government and commercial partners. Planning is now underway and key initial hires and external partners have been identified and on-boarded to support ongoing pre-commercial readiness activities. Given the stage of development of our lead asset, we have not yet invested in building a full commercial infrastructure, however plans are in place to scale these capabilities as appropriate both internally and through potential commercial and distribution partnerships. While we currently plan to establish our own commercial organization in the United States and potentially in other selected markets, we continue to consider and evaluate in each market the potential advantages and enhancements of our commercial capabilities that may be realized as a result of a collaboration between us and a pharmaceutical or other company.

Manufacturing

We do not currently own or operate manufacturing facilities for the production of preclinical or clinical product candidates, nor do we have plans to develop or operate our own manufacturing operations in the near future. We currently rely upon third-party contract manufacturing organizations, or CMOs, to produce our product candidates for both preclinical and clinical use. We believe that any materials required for the manufacture of our product candidates could be obtained from more than one source.

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, as well as in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, post-approval monitoring and reporting and export and import of drug products such as those we are developing.

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. We, along with our vendors, collaboration partners, clinical research organizations, or CROs, clinical trial investigators, and contract manufacturing organizations, or CMOs, will be required to navigate the various preclinical, clinical, manufacturing and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval of our product candidates. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in accordance with the FDA’s good laboratory practice, or GLP, requirements and other applicable regulations;

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submission to the FDA of an investigational new drug, or IND, application which must become effective before human clinical trials may begin and must be updated annually and when certain changes are made;

•	approval by an independent institutional review board, or IRB, or ethics committee at each clinical site before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with good clinical practice, or GCP, requirements, to establish the safety and efficacy of the product candidate for its proposed intended use;

•	submission to the FDA of a new drug application, or NDA, after completion of all pivotal trials;

•	payment of user fees for FDA review of the NDA;

•	satisfactory completion of an FDA advisory committee review, if applicable;

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satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities at which the drug will be produced to assess compliance with current good manufacturing practice, or cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	satisfactory completion of any FDA audits of the clinical trial sites that generated the data in support of the NDA to assess compliance with GCPs; and

•	FDA review and approval of the NDA to permit commercial marketing of the product for particular indications for use in the United States.

Before testing any drug in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluations of chemistry, formulation and stability, as well as in vitro and animal studies to assess safety and in some cases to establish the rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulations and requirements, including GLP requirements for safety and toxicology studies. In the United States, the results of the preclinical studies, together with manufacturing information and analytical data must be submitted to the FDA as part of an IND application.

An IND application is a request for authorization from the FDA to administer an IND product to humans. The central focus of an IND application is on the general investigational plan and the protocol(s) for clinical studies.

The IND application also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product candidate; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. Once submitted, the IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Some long-term preclinical testing may continue after the IND application is submitted. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

The clinical stage of development involves the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form that must be provided to each clinical trial subject before the clinical trial begins at that site and must monitor the study until completed.

The FDA, the IRB or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. Further, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries. In the United States, information about applicable clinical trials, including clinical trials results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. The FDA will accept a well-designed and well-conducted foreign clinical study not conducted under an IND if the study was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Human clinical trials to evaluate therapeutic indications to support NDAs for marketing approval are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1: The product candidate is initially introduced into a limited population of healthy human subjects, or in some cases, patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, evaluate the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness.

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Phase 2: The product candidate is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3: The product candidate is administered to an expanded patient population to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA.

Post-approval trials, sometimes referred to as Phase 4 trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA. Failure to exhibit due diligence with regard to conducting required Phase 4 trials could result in withdrawal of approval for products.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing the product candidate in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life and to identify appropriate storage conditions for the product candidate.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report, among other things, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators fifteen days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible and in no case later than seven calendar days after the sponsor’s initial receipt of the information.

Expanded Access

Expanded access, sometimes called “compassionate use,” is the use of investigational products outside of clinical trials to treat patients with serious or immediately life-threatening diseases or conditions when there are no comparable or satisfactory alternative treatment options. FDA regulations allow access to investigational products under an IND by the company or the treating physician for treatment purposes on a case-by-case basis for: individual patients (single-patient IND applications for treatment in emergency settings and non-emergency settings); intermediate-size patient populations; and larger populations for use of the investigational product under a treatment protocol or treatment IND application.

There is no requirement for a company to provide expanded access to its investigational product. However, if a company decides to make its investigational product available for expanded access, FDA reviews each request for expanded access and determines if treatment may proceed. Expanded access may be appropriate when all of the following criteria apply: the patient has a serious or immediately life-threatening disease or condition, and there is no comparable or satisfactory alternative therapy to diagnose, monitor, or treat the disease or condition; the potential benefit justifies the potential risks of the treatment and the potential risks are not unreasonable in the context of the disease or condition to be treated; and providing the investigational product for the requested use will not interfere with the initiation, conduct, or completion of clinical investigations that could support marketing approval of the expanded access use or otherwise compromise the potential development of the expanded access use.

In addition, on May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides an additional mechanism for patients with a life-threatening condition who have exhausted approved treatments and are unable to participate in clinical trials to access certain investigational products that have completed a Phase 1 clinical trial, are the subject of an active IND, and are undergoing investigation for FDA approval. Unlike the expanded access framework described above, the Right to Try Act does not require the FDA to review or approve requests for use of the investigational product. There is no obligation for a company to make its investigational products available to eligible patients under the Right to Try Act.

Under the FDCA, sponsors of one or more investigational products for the treatment of a serious disease or condition must make publicly available their policy for evaluating and responding to requests for expanded access for individual patients. Sponsors are required to make such policies publicly available upon the earlier of initiation of a Phase 2 or Phase 3 study, or 15 days after the investigational drug or biologic receives designation as a breakthrough therapy, fast track product, or regenerative medicine advanced therapy. There is no obligation for a sponsor to make its investigational products available to eligible patients as a result of the Right to Try Act.

U.S. Review and Approval Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, preclinical and other nonclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational drug, or the safety, purity and potency of the investigational biologic, to the satisfaction of the FDA. FDA approval of an NDA or BLA must be obtained before a drug or biologic may be marketed in the United States.

The submission of an NDA is subject to the payment of substantial user fees under the Prescription Drug User Fee Act, or PDUFA, as amended; a waiver or reduction of such fees may be obtained under certain limited circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

In the United States, the FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity.

Under the PDUFA guidelines that are currently in effect, the FDA has a goal of ten months from the date of filing of a standard NDA for a new molecular entity to review and act on the submission and six months from the filing date of an original NDA filed for priority review. The FDA does not always meet its PDUFA goal dates for standard or priority NDAs and the review process is often extended by FDA requests for additional information or clarification.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP and other requirements and the integrity of the clinical data submitted to the FDA.

After the FDA evaluates an NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA identified by the FDA. The Complete Response Letter may require additional clinical data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the NDA addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations or restrictions on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may also require one or more Phase 4 post-market trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing trials. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.

Expedited Development and Review Programs

The FDA maintains several programs intended to facilitate and expedite development and review of new drugs to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include fast track designation, breakthrough therapy designation, priority review and accelerated approval.

New drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product candidate and the specific indication for which it is being studied. Fast track designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development and the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted upon satisfaction of certain conditions.

In addition, a new drug may be eligible for breakthrough therapy designation if the product candidate is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product, alone or in combination with one or more other products, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1, and FDA organizational commitment to expedite development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.

Any product submitted to the FDA for approval, including a product with a fast track or breakthrough therapy designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A drug is eligible for priority review if it is intended to treat a serious or life-threatening disease or condition, and if approved, would provide a significant improvement in safety or effectiveness compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review original NDAs with priority review designations within six months of the filing date as compared to ten months for review of NDAs under standard review.

In addition, a product may be eligible for accelerated approval. Drugs intended to treat a serious or life-threatening disease or condition that generally provides a meaningful therapeutic advantage to patients over available therapies and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA generally requires that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials to verify the predicted clinical benefit. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required clinical trials in a diligent manner, or if such trials fail to verify the predicted clinical benefit. In addition, the FDA currently requires pre-approval of promotional materials as a condition for accelerated approval, which could adversely impact the timing of the commercial launch of the product.

Fast track designation, breakthrough therapy designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Pediatric Information

Under the Pediatric Research Equity Act, or PREA, an NDA or supplement to an NDA must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The Food and Drug Administration Safety and Innovation Act, or FDASIA, amended the FDCA to require that a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.

Post-approval Requirements

Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program fees for any marketed products.

Drug manufacturers and their subcontractors involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon drug manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. Failure to comply with statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution. There is also a continuing, annual program fee for any marketed product.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical studies to assess new safety risks, or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters, or untitled letters;

•	holds on clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved NDAs, or suspension or revocation of product approvals;

•	product recall, seizure or detention, or refusal to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of drug products. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses of approved products. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those tested and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict marketers’ communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA-approved labelling.

Emergency Use Authorization (EUA)

The Secretary of Health and Human Services may authorize unapproved medical products to be marketed in the context of an actual or potential emergency that has been designated by the U.S. government. The COVID-19 pandemic has been designated as such a national emergency. After an emergency has been announced, the Secretary of Health and Human Services may authorize the issuance of and the FDA Commissioner may issue EUAs for the use of specific products based on criteria established by the FDCA, including that the product at issue may be effective in diagnosing, treating, or preventing serious or life-threatening diseases when there are no adequate, approved, and available alternatives. An EUA is subject to additional conditions and restrictions and is product-specific. An EUA terminates when the emergency determination underlying the EUA terminates. An EUA is not a long-term alternative to obtaining FDA approval, licensure, or clearance for a product. The FDA may revoke an EUA for a variety of reasons, including where it is determined that the underlying health emergency no longer exists or warrants such authorization, so it is not possible to predict how long an EUA may remain in place.

United States Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of our future product candidates, some of our United States patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit restoration of the patent term of up to five years as compensation for patent term lost during the FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of our clinical trials and other factors involved in the filing of the relevant NDA.

Regulatory exclusivity provisions authorized under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or an NDA submitted under Section 505(b)(2), or 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA also provides three years of marketing exclusivity for an NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b) NDAs for drugs containing the original active agent for the other conditions of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials. In addition, orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances.

Other Healthcare Laws

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation, U.S. federal and state anti-kickback, fraud and abuse, false claims, pricing reporting, data privacy and security, and physician payment transparency laws and regulations as well as similar foreign laws in the jurisdictions outside the United States. Violation of any of such laws or any other governmental regulations that apply may result in significant penalties, including, without limitation, administrative civil and criminal penalties, damages, disgorgement fines, additional reporting requirements and oversight obligations, contractual damages, the curtailment or restructuring of operations, exclusion from participation in governmental healthcare programs and/ or imprisonment.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidate for which we may seek regulatory approval. Sales in the United States will depend, in part, on the availability of sufficient coverage and adequate reimbursement from third-party payors, which include government health programs such as Medicare, Medicaid, TRICARE and the Veterans Administration, as well as managed care organizations and private health insurers. Prices at which we or our customers seek reimbursement for our product candidates can be subject to challenge, reduction or denial by third-party payors.

The process for determining whether a third-party payor will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payor will pay for the product. In the United States, there is no uniform policy among payors for coverage or reimbursement. Decisions regarding whether to cover any of a product, the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval processes. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that can require manufacturers to provide scientific and clinical support for the use of a product to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product that receives approval. Third-party payors may not consider our product candidates to be medically necessary or cost-effective compared to other available therapies, or the rebate percentages required to secure favorable coverage may not yield an adequate margin over cost or may not enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development. Additionally, decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product.

U.S. Healthcare Reform

In the United States, there has been, and continues to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the profitable sale of product candidates.

Among policy makers and payors in the United States, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the ACA) was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly affected the pharmaceutical industry. The ACA increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1%; required collection of rebates for drugs paid by Medicaid managed care organizations; required manufacturers to participate in a coverage gap discount program, in which manufacturers must agree to offer point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs, implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; expanded eligibility criteria for Medicaid programs; created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

There remain judicial and political challenges to certain aspects of the ACA. For example, the Tax Cuts and Jobs Act of 2017 (Tax Act) includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit affirmed the District Court’s decision that the individual mandate was unconstitutional but remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. Following an appeal made by certain defendants, on June 17, 2021, the U.S. Supreme Court dismissed the plaintiffs’ challenge to the ACA without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an Executive Order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The Executive Order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administrations or other efforts, if any, to challenge repeal or replace the ACA, will impact our business. In addition, it is unclear how any other efforts to repeal, replace or challenge the ACA will impact the law.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the Bipartisan Budget Act of 2018, will remain in effect through 2029 unless additional Congressional action is taken. The Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, was signed into law on March 27, 2020 and suspended these reductions from May 1, 2020 through December 31, 2020 due to the COVID-19 pandemic, and extended the sequester by one year, through 2030. In addition, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products.

At a federal level, President Biden signed an Executive Order on July 9, 2021 affirming the administration’s policy to (i) support legislative reforms that would lower the prices of prescription drug and biologics, including by allowing Medicare to negotiate drug prices, by imposing inflation caps, and, by supporting the development and market entry of lower-cost generic drugs and biosimilars; and (ii) support the enactment of a public health insurance option. Among other things, the Executive Order also directs HHS to provide a report on actions to combat excessive pricing of prescription drugs, enhance the domestic drug supply chain, reduce the price that the Federal government pays for drugs, and address price gouging in the industry; and directs the FDA to work with states and Indian Tribes that propose to develop section 804 Importation Programs in accordance with the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, and the FDA’s implementing regulations. FDA released such implementing regulations on September 24, 2020, which went into effect on November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. On September 25, 2020, CMS stated drugs imported by states under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. If implemented, importation of drugs from Canada may materially and adversely affect the price we receive for any of our product candidates. Further, on November 20, 2020 CMS issued an Interim Final Rule implementing the Most

Favored Nation, or MFN, Model under which Medicare Part B reimbursement rates would have been be calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. However, on August 6, 2021 CMS announced a proposed rule to rescind the Most Favored Nations rule. Additionally, on November 30, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Further, implementation of these changes and new safe harbors for point-of-sale reductions in price for prescription pharmaceutical products and pharmacy benefit manager service fees are currently under review by the Biden administration and may be amended or repealed. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that it will continue to seek new legislative measures to control drug costs.

Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine which drugs and suppliers will be included in their healthcare programs Furthermore, there has been increased interest by third party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.

Employees

As of January 17, 2022, we had thirty-four (34) full-time employees, including thirteen (13) employees with M.D., Ph.D. or PharmD degrees. Of these full-time employees, thirteen (13) employees are engaged in research and development activities. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

All employees currently work remotely. We intend to lease office space and labs in mid-2022.

Legal Proceedings

We are not subject to any material legal proceedings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF PARDES

The following discussion and analysis of Pardes’s financial condition and results of operations should be read in conjunction with its financial statements and related notes that appear elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect Pardes’s plans, estimates and beliefs. Pardes’s actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere particularly in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Overview

Pardes is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics to improve the lives of patients suffering from life-threatening disease, starting with our lead candidate, PBI-0451, which is in clinical development and intended to treat and prevent coronaviral (CoV) infections. SARS-CoV-2 represents the third coronavirus to make a zoonotic transfer in the last 20 years and result in significant human disease. COVID-19 is caused by infection with the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and has emerged as the most significant pandemic threat for the world in many decades. Pardes has built a discovery platform designed to target reactive nucleophiles, such as those in cysteine proteases. By leveraging our deep understanding of structure-based drug design, reversible covalent chemistry and viral biology, we have discovered and are developing novel product candidates with low nanomolar potency against SARS-CoV-2 and broad activity against all known pathogenic human coronaviruses. Pardes’s lead product candidate, PBI-0451, inhibits the main coronaviral cysteine protease (Mpro), a viral protein essential for replication of all known coronaviruses, including SARS-CoV-2. In preclinical studies, PBI-0451 has demonstrated activity against all coronaviral proteases tested, as well as inhibition of replication of multiple coronaviruses, including SARS-CoV2. Moreover, PBI-0451 has demonstrated the potential for oral bioavailability across multiple pre-clinical species. We believe the anti-viral potency seen against SARS-CoV-2 on preclinical in vitro studies and potential for oral bioavailability in humans supports its potential to be an oral direct acting antiviral, or DAA, for use against SARS-CoV-2 infections. We plan to develop PBI-0451 for both oral treatment and prophylaxis of SARS-CoV-2 infection. Given the conserved nature of the Mpro target shared among all coronaviruses, including emerging variants of concern, we believe PBI-0451will retain activity against this target in emerging variants .

In December 2021, FSDC II completed a merger with Old Pardes which resulted in FSDC II acquiring 100% of Old Pardes’s issued and outstanding securities. In connection with the Business Combination and a Private Investment in Public Entity (“PIPE”), Pardes received gross proceeds of approximately $274 million, which we currently believe will be sufficient to allow us to fund current planned operations for the next twelve months. Pardes may be required to obtain additional funding whether through future collaboration agreements, private or public offerings, debt or a combination thereof and such additional funding may not be available on terms Pardes finds acceptable or favorable. There is inherent uncertainty associated with these fundraising activities and they are not considered probable. If Pardes is unable to obtain sufficient capital to continue to advance our programs, Pardes would be forced to delay, reduce or eliminate our research and development programs and any future commercialization efforts.

Since Old Pardes’ inception in 2020, we have devoted substantially all our efforts and financial resources to organizing and staffing our company, business planning, raising capital, discovering product candidates and preparing and filing related patent applications and conducting research and development activities for our product candidates. Pardes does not have any products approved for sale and we have not generated any revenue from product sales. Pardes may never be able to develop or commercialize a marketable product.

Pardes’s lead product candidate, PBI-0451 is being evaluated in a first in human clinical study. Our other potential product candidates and our research initiatives are in preclinical or earlier stages of development.

Pardes’s ability to generate revenue from product sales sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization or partnership of one or more of our product candidates. Pardes has not yet successfully completed any clinical trials, nor have we obtained any regulatory approvals, manufactured a commercial-scale drug, or conducted sales and marketing activities. Through September 30, 2021, Old Pardes had received gross proceeds of $44.5 million from the sale of Old Pardes’ preferred stock and gross proceeds of $7.1 million from the issuance of simple agreements for future equity financing (SAFEs), which were converted into 4,151,942 shares of convertible preferred stock of Old Pardes in January 2021. In December 2021, Old Pardes completed the Business Combination with FSDC II. In connection with the Business Combination and the PIPE, Pardes received gross proceeds of approximately $274 million, which we currently believe will be sufficient to allow us to fund current planned operations for the next twelve months.

Pardes expects to continue to incur net losses for the foreseeable future, and we expect our research and development expenses, and general and administrative expenses to continue to increase. Old Pardes has incurred operating losses since inception. Old Pardes’s net loss was $13.0 million for the period February 27, 2020 (inception) to December 31, 2020 and $24.2 million for nine months ended September 30, 2021. Old Pardes expects that our expenses and capital requirements will increase substantially in connection with our ongoing development activities, particularly if and as Pardes:

•	continues preclinical studies and initiates new clinical trials for PBI-0451, our lead product candidate being tested for the treatment of COVID-19 disease;

•

establishing clinical and commercial manufacturing capabilities or making arrangements with third-party manufacturers in order to ensure that we or our third-party manufacturers are able to make product successfully;

•

advances the development of our product candidate pipeline of other product candidates, including through business development efforts to invest in or in-license other technologies or product candidates;

•	maintains, expands and protects our intellectual property portfolio;

•	hires additional clinical, quality control, medical, scientific and other technical personnel to support Pardes’s clinical operations;

•	seeks regulatory approvals for any product candidates that successfully complete clinical trials;

•	undertakes any pre-commercialization activities to establish sales, marketing and distribution capabilities for any product candidates for which Pardes may receive regulatory approval;

•	expands our infrastructure and facilities to accommodate our growing employee base; and

•

adds operational, financial and management information systems and personnel, including personnel to support our research and development programs, any future commercialization efforts and our transition to operating as a public company following the Closing.

Furthermore, Pardes expects to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.

As a result, Pardes will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, Pardes expects to finance our operations through a combination of private and public equity offerings, debt financings or other capital sources, which may include collaborations with other companies, government funding, or other strategic transactions. To the extent that Pardes raises additional capital through the sale of private or public equity or convertible debt securities, existing ownership interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting

Pardes’s ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If Pardes raises additional funds through collaborations or other strategic transactions with third parties, Pardes may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates, or grant licenses on terms that may not be favorable to Pardes. Pardes may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, Pardes may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates or delay our pursuit of potential in-licenses or acquisitions.

Because of the numerous risks and uncertainties associated with product development, Pardes is unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if Pardes is able to generate product sales, we may not become profitable. If Pardes fails to become profitable or is unable to sustain profitability on a continuing basis, Pardes may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

Old Pardes has incurred operating losses since its inception and as of September 30, 2021, had an accumulated deficit of $37.2 million and had not yet generated revenues. In addition, Pardes expects to continue to incur significant and increasing expenses and operating losses for the foreseeable future. These factors raise substantial doubt about our ability to continue as a going concern. Pardes believes, however, that the net proceeds from the Business Combination and the PIPE Investment, together with our available resources and existing cash and cash equivalents, will enable us to fund our current planned operating expenses and capital expenditure requirements through 2022. Pardes has based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “— Liquidity and capital resources” below. Pardes’s future viability beyond that point is dependent on our ability to raise additional capital to finance our operations.

COVID-19 pandemic

In March 2020, the WHO declared the COVID-19 outbreak a pandemic. To date, Pardes’s financial condition and operations have not been significantly impacted by the COVID-19 pandemic. However, Pardes cannot at this time predict the specific extent, duration, or full impact that the COVID-19 pandemic will have on our financial condition and operations, including ongoing and planned clinical trials and other operations required to support those clinical trials and research and development activities to advance Pardes’s pipeline. The impact of the COVID-19 pandemic on our financial performance will depend on future developments, including the duration and spread of the outbreak and related governmental advisories and restrictions. These developments and the impact of the COVID-19 pandemic on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, Pardes’s results may be materially adversely affected.

Business Combination Transaction

On June 29, 2021, FSDC II executed a definitive merger agreement among it, Old Pardes, Orchard Merger Sub, Inc. and the Shareholders Representative LLC. On December 23, 2021, FSDC II consummated the previously announced Business Combination pursuant to the terms of the definitive merger agreement. In connection with the Business Combination, the stockholders of Old Pardes exchanged their interests in Old Pardes for shares of Common Stock of FSDC II. In addition, Old Pardes’s equity incentive plan was terminated; awards issued under Old Pardes’s equity incentive plan were exchanged for awards issued under a new equity incentive plan that was adopted by FSDC II and its stockholders. Lastly, in connection with the Business Combination, certain investors agreed to subscribe for and purchase an aggregate of 7,500,000 shares of Common Stock. As a result of the Business Combination, FSDC II changed its name to Pardes Biosciences, Inc. and Old Pardes became a wholly owned subsidiary of FSDC II. Pardes received gross proceeds of approximately $274 million consisting of proceeds of the PIPE investment and proceeds released from the Trust Account (net of redemptions). At the closing of the Business Combination Old Pardes management team, led by chief executive officer Uri A. Lopatin, M.D. also became the officers of Pardes.

Components of Pardes’s Operating Results

Revenue

Pardes has not generated any revenue since inception and does not expect to generate any revenue from the sale of products in the near future, if at all. If Pardes’s development efforts are successful and we commercialize our products, or if we enter into collaboration or license agreements with third parties, we may generate revenue in the future from product sales, as well as upfront, milestone and royalty payments from such collaboration or license agreements, or a combination thereof.

Operating Expenses

Research and development expenses

Research and development expenses consist primarily of costs incurred for research activities, including drug discovery efforts and the development of Pardes’s potential product candidates. Pardes expenses research and development costs as incurred, which include:

•	expenses incurred to conduct the necessary preclinical studies and clinical trials required to obtain regulatory approval;

•

expenses incurred under agreements with CROs that are primarily engaged in the oversight and conduct of our drug discovery efforts and preclinical studies, clinical trials and CMOs that are primarily engaged to provide preclinical and clinical drug substance and product for our research and development programs;

•

other costs related to acquiring and manufacturing materials in connection with our drug discovery efforts and preclinical studies and clinical trial materials, including manufacturing validation batches, as well as investigative site and consultants that conduct our clinical trials, preclinical studies and other scientific development services;

•	employee-related expenses, including salaries and benefits, travel and stock-based compensation expense for employees engaged in research and development functions; and

•	costs related to compliance with regulatory requirements.

Pardes recognizes external development costs as incurred. Any advance payments that Pardes makes for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Such amounts are expensed as the related goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered or the services rendered. Pardes estimates and accrues for the value of goods and services received from CROs and other third parties each reporting period based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when Pardes has not yet been invoiced or otherwise notified of actual costs.

At any one time, Pardes is working on multiple programs. Our direct external research and development expenses consist primarily of external costs, such as fees paid to outside consultants, CROs, CMOs and research laboratories in connection with our preclinical development, process development, manufacturing, and clinical development activities. Pardes does not allocate employee costs, costs associated with our discovery efforts to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. Pardes uses internal resources primarily to conduct our research and discovery as well as for managing our preclinical development, process development, manufacturing and clinical development activities. To date, substantially all of the research and development costs incurred to date have been in connection with the development of our lead product candidate, PBI-0451.

The following table summarizes Pardes’s external and internal costs for the periods presented (in thousands):

	February 27, 2020 (inception) through December 31, 2020	February 27, 2020 (inception) through September 30, 2020	Nine Months Ended September 30, 2021
External costs	$4,141	$1,949	$14,200
Internal costs:
Salaries and benefits	395	200	2,377
Stock-based compensation	—	—	247
Other unallocated costs	27	48	968

Total Internal costs:	422	248	3,592

Total research and development expenses	$4,563	$2,197	$17,792

Research and development activities are central to Pardes’s business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As a result, Pardes expects that our research and development expenses will increase substantially over the next several years as we commence planned clinical trials for PBI-0451, as well as conduct other preclinical and clinical development, including submitting regulatory filings for our other product candidates. Pardes also expects our discovery research efforts and our related personnel costs will increase and, as a result, we expect our research and development expenses, including costs associated with stock-based compensation, will increase above historical levels. In addition, we may incur additional expenses related to milestone and royalty payments payable to third parties with whom we may enter into license, acquisition and option agreements to acquire the rights to future product candidates.

At this time, Pardes cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our product candidates or when, if ever, material net cash inflows may commence from any of our product candidates. The successful development and commercialization of our product candidates is highly uncertain. This uncertainty is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of the following:

•	the scope, progress, outcome and costs of our preclinical development activities, clinical trials and other research and development activities;

•	establishing an appropriate safety and efficacy profile with clinically enabling studies;

•	successful patient enrollment in and the initiation and completion of clinical trials;

•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities including the FDA and non-U.S. regulators;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•

establishing clinical and commercial manufacturing capabilities or making arrangements with third-party manufacturers in order to ensure that we or our third-party manufacturers are able to make product successfully;

•	development and timely delivery of clinical-grade and commercial-grade drug formulations that can be used in our clinical trials and for commercial launch;

•	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

•	significant and changing government regulation;

•	launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others; and

•	maintaining a continued acceptable safety profile of our product candidates following approval, if any, of our product candidates.

Any changes in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if the FDA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

General and administrative expenses

General and administrative expenses consist primarily of employee-related expenses, including salaries and related benefits, travel and stock-based compensation for personnel in executive, business development, finance, human resources, legal, information technology, and administrative functions. General and administrative expenses also include insurance costs and professional fees for legal, patent, consulting, investor and public relations, pre-commercial planning, accounting and audit services. Pardes expenses general and administrative costs as incurred.

Pardes anticipates that our general and administrative expenses will increase in the future as we increase our headcount to support the continued development of our product candidates. Pardes also anticipates that we will incur significantly increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as investor and public relations expenses associated with operating as a public company. Additionally, if and when we believe a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and other employee-related expenses as a result of our preparation for commercial operations, especially as we relate to the sales and marketing of that product candidate.

Other income (expense)

Change in fair value of simple agreements for future equity (SAFEs) liability

In 2020, Old Pardes entered into several SAFEs with certain investors, which provided the investors the right to receive shares of Old Pardes’s capital stock, such number to be determined by a future event, as defined in the agreements. Pardes accounts for the obligation to issue future equity at fair value at each reporting date, with any change in the fair value reported as a component of other income (expense). In connection with the issuance of our Series A convertible preferred stock in January 2021, these contractual obligations were settled and the future equity issuance liability was remeasured to fair value on the purchase date and reclassified to permanent equity.

Provision for Income Taxes

Pardes has not recorded any significant amounts related to income tax expense, nor have we recorded any income tax benefits for the majority of our net losses we have incurred to date or for our research and development tax credits.

Pardes accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or our tax returns. Deferred tax assets and liabilities are determined based on difference between the financial statement carrying amounts and tax bases of existing assets and liabilities and for loss and credit carryforwards, which are measured using the enacted tax rates and laws in effect in the years in which the differences are expected to reverse. The realization of our deferred tax assets is dependent upon the generation of future taxable income, the amount and timing of which are uncertain. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2020, Pardes continues to maintain a full valuation allowance against all of our deferred tax assets based on our evaluation of all available evidence. Pardes files income tax returns in the U.S. federal tax jurisdiction and state jurisdictions and may become subject to income tax audit and adjustments by related tax authorities. Our tax return period for U.S. federal income taxes for the tax years since 2020 remain open to examination under the statute of limitations by the Internal Revenue Service and state jurisdictions. Pardes records reserves for potential tax payments to various tax authorities related to uncertain tax positions, if any. The nature of uncertain tax positions is subject to significant judgment by management and subject to change, which may be substantial. These reserves are based on a determination of whether and how much a tax benefit taken by Pardes in our tax filings or positions is more likely than not to be realized following the resolution of any potential contingencies related to the tax benefit. Pardes develops our assessment of uncertain tax positions, and the associated cumulative probabilities, using internal expertise and assistance from third-party experts. As additional information becomes available, estimates are revised and refined. Differences between estimates and final settlement may occur resulting in additional tax expense. Potential interest and penalties associated with such uncertain tax positions is recorded as a component of our provision for income taxes.

Results of Operations

Comparison of for the period February 27, 2020 (inception) through September 30, 2020 and the nine months ended September 30, 2021

The following table summarizes Pardes’s results of operations for the period February 27, 2020 (inception) through September 30, 2020 and the nine months ended September 30, 2021 (in thousands):

	February 27, 2020 (inception) through September 30, 2020	Nine Months Ended September 30, 2021	Change
Operating expenses:
Research and development	$2,197	$17,792	$15,595
General and administrative	583	6,389	5,806

Total operating expenses	2,780	24,181	21,401
Loss from operations	(2,780)	(24,181)	(21,401)
Interest income	—	10	10
Change in fair value of SAFE liability	(885)	—	885

Net loss	$(3,665)	$(24,171)	$(20,506)

Research and development expenses

Research and development expenses were $2.2 million and $17.8 million for the period February 27, 2020 (inception) through September 30, 2020 and for the nine months ended September 30, 2021, respectively. Research and development expenses for the nine months ended September 30, 2021 included $13.5 million of preclinical and research expenses primarily related to development of PBI-0451 and $2.4 million of personnel related expenses.

General and administrative expenses

General and administrative expenses $0.6 million and $6.4 million for the period February 27, 2020 (inception) through September 30, 2020 and for the nine months ended September 30, 2021, respectively. General and administrative expenses for the nine months ended September 30, 2021 included $2.1 million of personnel related expenses and $3.2 million of professional services related to corporate legal fees, patent legal fees, pre-commercial planning, consulting, recruiting services and accounting services.

Period February 27, 2020 (inception) through December 31, 2020

The following table summarizes Pardes’s results of operations for the period February 27, 2020 (inception) through December 31, 2020 (in thousands):

February 27, 2020 (inception) through December 31, 2020
Operating expenses:
Research and development	$4,563
General and administrative	750

Total operating expenses	5,313

Loss from operations	(5,313)
Other expense:
Change in fair value of SAFEs	(7,693)

Total other expense	(7,693)

Net loss	$(13,006)

Research and development expenses

Research and development expenses were $4.6 million for the period February 27, 2020 (inception) through December 31, 2020. Research and development expenses included $4.1 million of preclinical and sponsored research expenses primarily related to development of PBI-0451 and $0.4 million of personnel related expenses.

General and administrative expenses

General and administrative expenses were $0.8 million for the period February 27, 2020 (inception) through December 31, 2020. General and administrative expenses included $0.3 million of personnel related expenses and $0.4 million of professional services related to corporate legal fees, patent legal fees and accounting services.

Change in fair value of simple agreements for future equity (SAFEs) liability

The change in fair value of the SAFEs liability was $7.7 million for the period February 27, 2020 (inception) through December 31, 2020, due to the increase in the fair value of the SAFEs issued during 2020.

Liquidity and Capital Resources

Sources of Liquidity and Capital

Since inception, Pardes has not generated any revenue from any product sales or any other sources, and has incurred operating losses and negative cash flows from our operations. We have not yet commercialized any of our product candidates and we do not expect to generate revenue from sales of any product candidates for several years, if at all.

Through September 30, 2021, Pardes has funded our operations with gross cash proceeds of $44.5 million from sales of Old Pardes’ preferred stock and gross cash proceeds of $7.1 million from the sale of SAFEs, which were converted into 4,151,942 shares of convertible preferred stock of Old Pardes in January 2021. In connection with the Business Combination and the PIPE Investment, we received gross proceeds of approximately $274 million, which we currently believe will be sufficient to allow us to fund current planned operations for the next twelve months.

As of September 30, 2021, Pardes had cash and cash equivalents of $26.4 million. Pardes has incurred operating losses and experienced negative operating cash flows since inception, and we anticipate that we will continue to incur losses for at least the foreseeable future. Our net losses totaled $13.0 million for the period February 27, 2020 (inception) to December 31, 2020 and $24.2 million for the nine months ended September 30, 2021.

Cash Flows

The following table summarizes Pardes’s cash flows for the periods presented (in thousands):

	February 27, 2020 (inception) through December 31, 2020	February 27, 2020 (inception) through September 30, 2020	Nine Months Ended September 30, 2021
Net cash used in operating activities	$(3,555)	$(1,556)	$(20,137)
Net cash provided by financing activities	6,965	5,005	43,111

Net increase in cash and cash equivalents	$3,410	$3,449	$22,974

Operating activities

During the period February 27, 2020 (inception) through September 30, 2020, cash used in operating activities was $1.6 million, primarily resulting from our net loss of $3.7 million, offset by a non-cash charge of $0.9 million related to the change in fair value of the SAFEs liability, an increase in accounts payable and accrued expenses due to growth in our operations, the advancement of our PBI-0451 and other potential product candidates, and the timing of vendor invoicing and payments.

During the nine months ended September 30, 2021, cash used in operating activities was $20.1 million, primarily resulting from our net loss of $24.2 million, partially offset by a non-cash charge of $0.7 million related to stock- based compensation and an increase in accounts payable and accrued expenses due to growth in our operations, the advancement of our product candidates, and the timing of vendor invoicing and payments.

During the period February 27, 2020 (inception) through December 31, 2020, cash used in operating activities was $3.6 million, primarily resulting from our net loss of $13.0 million, partially offset by a non-cash charge of $7.7 million related to the change in fair value of the SAFEs liability and an increase in accounts payable and accrued expenses due to growth in our operations, the advancement of our product candidates, and the timing of vendor invoicing and payments.

Financing activities

During the period February 27, 2020 (inception) through September 30, 2020, net cash provided by financing activities was $5.0 million, consisting of proceeds from the issuance of SAFEs.

During the nine months ended September 30, 2021, net cash provided by financing activities was $43.0 million, consisting of proceeds from the issuance of shares of Series A convertible preferred stock of Old Pardes.

During the period February 27, 2020 (inception) through December 31, 2020, net cash provided by financing activities was $7.0 million, consisting primarily of proceeds from the issuance of the SAFEs issued during 2020.

Funding Requirements

Pardes expects our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and initiates clinical trials of our product candidates. Pardes expects to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company. The timing and amount of its operating expenditures will depend largely on our ability to:

•	advance preclinical development of our early-stage programs and initiate clinical trials of our product candidates;

•	manufacture, or have manufactured on our behalf, its preclinical and clinical drug material and develop processes for late stage and commercial manufacturing;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•

establish a sales, marketing, medical affairs, managed care, and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval and intend to commercialize on our own;

•	hire additional clinical, quality control and scientific personnel;

•

expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company;

•	obtain, maintain, expand and protect our intellectual property portfolio;

•

manage the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights, including enforcing and defending intellectual property related claims; and

•	manage the costs of operating as a public company.

Pardes has incurred operating losses since our inception and, as of September 30, 2021, had an accumulated deficit of $37.2 million and has not yet generated any revenues. In addition, as discussed above, Pardes expects to continue to incur significant and increasing expenses and operating losses for the foreseeable future. In connection with the Business Combination and the PIPE Investment, we received gross proceeds of approximately $274 million, which we currently believe will be sufficient to allow us to fund current planned operations for the next twelve months.

Pardes’s expectations with respect to our ability to fund current planned operations is based on estimates that are subject to risks and uncertainties. Our operating plan may change as a result of many factors currently unknown to management and there can be no assurance that the current operating plan will be achieved in the time frame anticipated by Pardes, and Pardes may need to seek additional funds sooner than planned. If adequate funds are not available to Pardes on a timely basis, we may be required to delay, limit, reduce or terminate certain of our research, product development or future commercialization efforts, obtain funds through arrangements with collaborators on terms unfavorable to Pardes, or pursue other merger or acquisition strategies, all of which could adversely affect the holdings or the rights of the Pardes’s stockholders. If additional capital is raised through debt financing, Pardes may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any failure to raise capital as and when needed could have a negative impact on Pardes’s financial condition and on its ability to pursue business plans and strategies. If Pardes is unable to raise capital, we may need to delay, reduce or terminate planned activities to reduce costs.

If Pardes raises additional funds through governmental funding, collaborations, strategic partnerships and alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If Pardes is unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market by ourselves.

For additional information on risks associated with Pardes’s substantial capital requirements, please read the section titled “Risk Factors” included elsewhere in this prospectus.

Working Capital

Because of the numerous risks and uncertainties associated with research, development and commercialization of product candidates, Pardes is unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

•	the scope, progress, results and costs of researching and developing our product candidates, and conducting preclinical and clinical trials;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the costs, timing and ability to manufacture our product candidates to supply our clinical and preclinical development efforts and our clinical trials;

•	the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

•	the costs of manufacturing commercial-grade product and necessary inventory to support commercial launch;

•	the ability to receive additional non-dilutive funding, including grants from organizations and foundations;

•	the revenue, if any, received from commercial sale of our products, should any of our product candidates receive marketing approval;

•	the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining, expanding and enforcing our intellectual property rights and defending intellectual property-related claims;

•	our ability to establish and maintain collaborations on favorable terms, if at all; and

•	the extent to which we acquire or in-license other product candidates and technologies.

Critical Accounting Policies and Significant Judgments and Estimates

Pardes’s financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of Pardes’s financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses. Pardes bases our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Pardes evaluates our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While Pardes’s significant accounting policies are described in more detail in Note 2 to Pardes’s financial statements appearing elsewhere in this proxy statement/prospectus, we believe that the following accounting policies are those most significant to the judgments and estimates used in the preparation of our financial statements.

Valuation of SAFEs

Pardes entered into several SAFEs with certain investors during 2020, which provide the investors the right to receive shares of Old Pardes’s capital stock, such number to be determined by future financings as defined in the agreements. The SAFEs issuance liability is revalued at each reporting period with changes in the fair value of the liability recorded as a component of other income (expense), net in the statements of operations and comprehensive loss. The SAFEs liability is revalued at settlement and the resultant fair value is then reclassified to permanent equity at that time. The estimated fair value of the SAFEs liability is determined using valuation models that consider the probability of achieving the requisite financing, the estimated time period the preferred stock right would be outstanding, consideration received for the convertible preferred stock, the number of shares to be issued to satisfy the future equity issuance liability and at what price.

There are significant judgments and estimates inherent in the determination of the fair value of the SAFEs liability. If Pardes had made different assumptions, the carrying value of the SAFEs liability, net loss and net loss per common share could have been significantly different.

Accrued Research and Development Expenses

As part of the process of preparing our financial statements, Pardes is required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of Pardes’s service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. Pardes makes estimates of our accrued expenses as of each balance sheet date in the financial statements based on facts and circumstances known to us at that time. Pardes periodically confirms the accuracy of the estimates with the service providers and makes adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

•	vendors, including research laboratories, in connection with preclinical development activities;

•	CROs and investigative site in connection with preclinical studies and clinical trials; and

•	CMOs in connection with drug substance and drug product formulation of preclinical studies and clinical trial materials.

Pardes bases our expenses related to preclinical studies on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple research institutions and CROs that supply, conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to Pardes’s vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, Pardes estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the prepaid expense accordingly. Although Pardes does not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, Pardes’s estimated accruals have not differed materially from actual costs incurred.

Stock-based Compensation

Pardes measures all stock-based awards granted to employees, directors and non-employees based on their fair value on the date of the grant and recognizes the corresponding compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. Forfeitures are accounted for as they occur. Pardes grants stock options and restricted stock awards that are generally subject to service-based vesting conditions.

Pardes classifies stock-based compensation expense in our statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

Pardes estimates the fair value of each stock option grant using the Black-Scholes option-pricing model, which uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield.

Determination of the fair value of common stock

As there has been no public market for Old Pardes’s common stock prior to completion of the Business Combination, the estimated fair value of its common stock for periods prior to the closing date of the Business Combination was determined by Old Pardes’ board of directors, taking into account input from management and independent third-party valuation analyses. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Pardes’s common stock valuation prepared prior to February 2021 was prepared using an option pricing method, or OPM. The enterprise value was determined at the valuation date using the market approach, specifically a backsolve method to the $4.55 per share price of the Series A convertible preferred stock in January 2021. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock. In February 2021, Old Pardes changed to a hybrid of the OPM and Probability-Weighted Expected Return Method (PWERM). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class. Under this hybrid method, Old Pardes considered the expected initial public offering liquidity scenario, but also used the OPM to capture all other scenarios in the event a near-term initial public offering does not occur. In June 2021, using a hybrid of the OPM and PWERM, Old Pardes’ common stock valuation considered two scenarios, a SPAC merger scenario and a stay-private scenario. Under the stay-private scenario, the enterprise value was determined at the valuation date using the market approach, specifically a backsolve method to the $4.55 per share price of the Old Pardes’s Series A convertible preferred stock financing that occurred in January 2021. The OPM was used to allocate value in the stay-private scenario. Under the SPAC merger scenario, the enterprise value was determined using the market approach, specifically the negotiated price of $10.00 per share in the Business Combination Agreement. The relative probabilities between the two exit scenarios were determined by management and the Old Pardes’s board of directors based on an analysis of performance and market conditions at the time, including then current valuations of similarly situated companies and expectations as to the timing and likely prospects of future event scenarios.

In addition to considering the results of these third-party valuations, Old Pardes’s board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	the prices at which Old Pardes sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•	the progress of our research and development programs, including the status and results of preclinical studies for our product candidates;

•	Old Pardes’s stage of development and commercialization and our business strategy; external market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry;

•	Old Pardes’s financial position, including cash on hand, and our historical and forecasted performance and results of operations;

•	the lack of an active public market for Old Pardes’s common stock and preferred stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale of Old Pardes in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if Old Pardes had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

As of December 23, 2021, the fair market value of Pardes’s common stock in connection with future stock option grants will be determined based on the quoted closing market price of our common stock on the applicable Nasdaq Stock Market.

Off-balance Sheet Arrangements

Pardes does not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact Pardes’s financial position and results of operations is disclosed in Note 2 to Pardes’s financial statements included elsewhere in this proxy statement/prospectus.

Quantitative and Qualitative Disclosures about Market Risks

Pardes is exposed to market risk in the ordinary course of its business. These risks primarily relate to changes in interest rates. Pardes’s cash and cash equivalents as of September 30, 2021 consisted of cash and money market funds. Because of the short-term nature of our money market fund, a sudden change in market interest rates would not be expected to have a material impact on Pardes’s financial position or results of operations.

Emerging Growth Company and Smaller Reporting Company Status

Pardes is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Pardes may take advantage of these exemptions until we are no longer an emerging growth company under Section 107 of the JOBS Act, which provides that an emerging growth company can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. Pardes has elected to avail ourselves of the extended transition period and, therefore, while Pardes is an emerging growth company we will not be subject to new or revised accounting standards the same time that they become applicable to other public companies that are not emerging growth companies, unless we choose to early adopt a new or revised accounting standard.

Additionally, Pardes is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Pardes will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of Pardes’s common stock held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) Pardes’s annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the prior June 30.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Unless otherwise indicated or the context otherwise requires, references in this section to “Pardes,” “we,” “us,” “our” and other similar terms refer to Old Pardes and its subsidiaries prior to the Business Combination and to Pardes and its consolidated subsidiaries after giving effect to the Business Combination.

Registration Rights Agreement

On the Closing Date, Pardes, Old Pardes, the FSDC II Investors (as defined below) and the Major Pardes Investors entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the FSDC II Investors and the Major Pardes Investors (collectively, the “Investors”) are granted certain registration rights with respect to registrable securities (as defined in the Registration Rights Agreement) held by them. The FSDC II Investors include FS Development Holdings II, LLC, Daniel Dubin, Owen Hughes and Deepa Pakianathan.

In particular, the Registration Rights Agreement provides for the following registration rights:

•

Demand registration rights. At any time after the Closing Date, and following the expiration of any lock-up to which an Investor may be subject, Pardes will be required, upon the written request of either (i) FSDC II Investors holding a majority of the Registrable Securities held by all FSDC II Investors or (ii) Major Pardes Investors holding at least 30% of the Registrable Securities held by all Major Pardes Investors, to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) on Form S-1 or any similar long-form registration statement or, if then available, on Form S-3, and use reasonable best efforts to effect the registration of all or part of their registrable securities requested to be included in such registration by the Investors.

•

Shelf registration rights. Pardes will be required, to file a shelf registration statement pursuant to Rule 415 of Securities Act as soon as practicable after the Closing Date but in no event later than thirty (30) calendar days after the Closing Date registering the resale from time to time of all of the registrable securities then held by Investors that are not covered by an effective registration statement on the filing date. Pardes will use reasonable best efforts to cause the resale shelf registration statement to be declared effective as soon as possible after filing. At any time Pardes has an effective shelf registration statement, and assuming the expiration of the Lock-up Period (as defined in the Registration Agreement), if the Company shall receive a request from Investors holding registrable securities with an estimated market value of at least $5,000,000, to effect an underwritten shelf takedown, Pardes shall use its reasonable best efforts to as expeditiously as possible to effect the underwritten shelf takedown.

•

Limits on demand registration rights and shelf registration rights. Pardes shall not be obligated to effect: (a) more than one (1) demand registration or underwritten shelf takedown during any six-month period; (b) any demand registration at any time there is an effective resale shelf registration statement on file with the SEC; (c) more than two underwritten demand registrations in respect of all registrable securities held by the FSDC II Investors, including those made under a shelf registration statement, or (d) more than two underwritten demand registrations in respect of all registrable securities held by the Major Pardes Investors, including those made under a shelf registration statement.

•

Piggyback registration rights. At any time after the first anniversary of the Closing Date, if Pardes proposes to file a registration statement to register any of its equity securities under the Securities Act or to conduct a public offering, either for its own account or for the account of any other person, subject to certain exceptions, the Investors are entitled to include their registrable securities in such registration statement, subject to customary cut-back rights.

•	Expenses and indemnification. All fees, costs and expenses of underwritten registrations will be borne by Pardes and underwriting discounts and selling commissions will be borne by the holders of the shares being registered. The Registration Rights Agreement contains customary cross-indemnification provisions, under which Pardes is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to Pardes, and holders of registrable securities are obligated to indemnify Pardes for material misstatements or omissions attributable to them.

•

Registrable securities. Securities of Pardes shall cease to be registrable securities upon the earlier of (i) tenth anniversary of the Closing Date and (ii) the date as of which (1) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, or (2) such securities shall have been transferred pursuant to Rule 144 of the Securities Act, or with respect to any Investor, securities of such Investor shall cease to be registrable securities, on the earlier of (x) the date such Investor ceases to hold at least 1% of the registrable securities or (y) if such Investor is an individual and such Investor is a director or an executive officer of Old Pardes or FSDC II as of immediately prior to the consummation of the Merger, the date when such Investor is permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Voting Agreement

On the Closing Date, Pardes, the Sponsor and certain stockholders of Pardes (collectively, the “Voting Parties”) entered into a Voting Agreement, pursuant to which each Voting Party agrees to vote all voting securities of Pardes that it owns from time to time and that it may vote in an election of the Company’s directors (collectively, “Voting Shares”) in accordance with the provisions of the Voting Agreement, whether at a regular or special meeting of stockholders.

Pursuant to the Voting Agreement, the post-Closing Board immediately following the closing shall be comprised of seven directors, which shall be divided into three (3) classes, designated Class I, II and III, with Class I initially consisting of two directors (the “Class I Directors”), Class II initially consisting of two directors (the “Class II Directors”) and Class III initially consisting of three directors (the “Class III Directors”). J. Jay Lobell and Deborah M. Autor shall constitute the initial Class I Directors and shall be nominated in Class I, the members of which shall have an initial term that expires at the annual meeting of stockholders of the Company held in 2022; Michael D. Varney, Ph.D. and Laura J. Hamill shall constitute the Class II Directors and shall be nominated in Class II, the members of which shall have an initial term that expires at the annual meeting of stockholders of the Company held in 2023; and Uri A. Lopatin, M.D., Mark Auerbach and James B. Tananbaum, M.D. shall constitute the initial Class III Directors and shall be nominated in Class III, the members of which shall have an initial term that expires at the annual meeting of stockholders held in 2024. At least a majority of the Board shall qualify as Independent Directors.

Pursuant to the Voting Agreement, the Voting Agreement shall be in effect until the consummation of the 2024 annual stockholdings meeting (the “Term”), provided however, if at any time during the Term the Sponsor owns less than 1,385,937 shares of Class A Common Stock of the Company (as adjusted for any share split, share dividend or other share recapitalization, share exchange or other event), the rights of the Sponsor and the obligations of the Board shall automatically terminate.

Pursuant to the Voting Agreement, Old Pardes shall have the authority to appoint six directors to the Board, with such procedures as are determined by Old Pardes’s Board.

All directors elected pursuant to the terms of the Voting Agreement shall be removed from the Board (a) only upon the vote or written consent of the Voting Party that is entitled to nominate such director or (b) pursuant to the vote of the Company’s stockholders at any annual or special meeting of stockholders. Upon any individual elected to serve as a director pursuant to the Voting Agreement ceasing to be a member of the Board, whether by death, resignation or removal or otherwise, only the Voting Party that was entitled to nominate such individual shall have the right to fill any resulting vacancy in the Board; provided that such Voting Party still has the right to nominate the applicable director under the Voting Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Lockup Agreement

On the Closing Date, Pardes and certain of its stockholders and optionholders (the “Stockholders Parties”) entered into a Lockup Agreement pursuant to which such Stockholder Parties agreed not to transfer any shares of Common Stock or options to purchase Common Stock received as Merger consideration (the “Covered Equity Interest”) for a period of 180 days following the Closing Date. Notwithstanding the foregoing, any Stockholder Party that is an executive officer or director shall be allowed to establish a 10b5-1 trading plan during the lockup period, provided that no trades are made under the plan during the 180 day lock-up period.

The foregoing description of the Lockup Agreement does not purport to be complete and is qualified in its entirety by the full text of the Lockup Agreement, a copy of which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Certain Relationships and Related Person Transactions – FSDC II

On August 26, 2020, the Sponsor purchased an aggregate 2,875,000 Founders Shares for a total purchase price of $25,000, or approximately $0.009 per share. On January 22, 2021, the Sponsor transferred 30,000 Founder Shares to each of Daniel Dubin, M.D., Owen Hughes and Deepa Pakianathan, Ph.D., at their original per-share purchase price, for an aggregate of 90,000 Founder Shares transferred. On February 5, 2021, we effected a 1:1 1/2 stock split of the Class B Common Stock and on February 16, 2021, we effected a 1:1 1/6 stock split of the Class B common stock, resulting in the Sponsor holding an aggregate of 4,941,250 Founder Shares and there being an aggregate of 5,031,250 Founder Shares outstanding. The number of Founders Shares outstanding was determined based on the expectation that the total size of the FS Development II IPO would be a maximum of 20,125,000 shares of Class A Common Stock if the underwriters’ over-allotment option was exercised in full, and therefore that such Founders Shares would represent 20% of the issued and outstanding shares of common stock (excluding the Private Placement Shares) after such offering.

The Sponsor purchased 602,500 Private Placement Shares at a price of $10.00 per share, or $6,602,500 in the aggregate, in a private placement that closed simultaneously with the FSDC II IPO.

Pursuant to a letter agreement dated February 16, 2021 delivered to FSDC II, the holders of the Founder Shares agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (i) one year after the Closing of the Business Combination and (ii) the date following the Closing of the Business Combination on which Pardes completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the stockholders having the right to exchange their common stock for cash, securities or other property. Notwithstanding the foregoing, if the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing of the Business Combination, the Founder Shares will be released from the lockup under this letter agreement. The foregoing description of the lock-up provisions under this letter agreement does not purport to be complete and is qualified in its entirety by the full text of the letter agreement, a copy of which is attached hereto as Exhibit 10.17 and is incorporated herein by reference.

Until the Closing, FSDC II utilized office space at 900 Larkspur Landing Circle, Suite 150, Larkspur, CA 94939 from the Sponsor. Following the closing of the FSDC II IPO, FSDC II paid an affiliate of the Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of its management team pursuant to the terms of an administrative services agreement between FSDC II and the Sponsor, which terminated as of the Closing of the Business Combination.

The Sponsor and FSDC II’s executive officers and directors were reimbursed for any out-of-pocket expenses incurred in connection with activities on FSDC II’s behalf, in connection with the completion of an initial business combination, such as identifying potential target businesses and performing due diligence on suitable business combinations. FSDC II’s audit committee reviewed on a quarterly basis all payments that were made to the Sponsor, officers, directors or its or their affiliates. No compensation of any kind, including finder’s and consulting fees, were paid by FSDC to the Sponsor, executive officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination.

The Sponsor loaned FSDC II $200,000 to be used for a portion of the expenses of the FSDC II IPO. These loans were non-interest bearing and were payable upon the closing of the FSDC II IPO. These loans were fully repaid on February 19, 2021.

In connection with the Business Combination, as part of the PIPE Investment, certain affiliates of Sponsor have entered into subscription agreements to purchase an aggregate of 1,000,000 shares of Common Stock at a purchase price of $10 per share in a private placement.

Previously, FSDC II entered into a registration rights agreement (the “prior registration rights agreement”) with respect to the Founders Shares and Private Placement Shares. The holders of these securities were entitled to make up to three demands, excluding short form demands, that FSDC II register such securities. In addition, the holders had certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of FSDC II’s initial business combination. FSDC II bears the expenses incurred in connection with the filing of any such registration statements. As part of the prior registration rights agreement, certain holders of registrable securities agreed to a lock-up period of one year from the Closing of the Business Combination

In connection with the Closing of the Business Combination, the FSDC II Investors and certain other stockholders entered into the Registration Rights Agreement with FSDC II and Pardes that replaced the prior registration rights agreement. For more information on the Registration Rights Agreement, see “Certain Relationships and Related Person Transactions – Registration Rights Agreement.”

In connection with the execution of the Merger Agreement, the FSDC II Investors entered into support agreements with FSDC II, Old Pardes and Sponsor. Under such support agreements, each such stockholder agreed to vote, at any meeting of the stockholders of FSDC II, and in any action by written consent of the stockholders of FSDC II, all of such stockholder’s Class B Common Stock of FSDC II (i) in favor of (A) the Merger Agreement, (B) certain proposals requiring approval by the stockholders of the Company in connection with Business Combination, and (C) the transactions contemplated by the Merger Agreement and the Company Support Agreement, and (ii) in favor of any other matter reasonably necessary to the consummation of the transactions contemplated by the Merger Agreement and the approval of such stockholder proposals. In addition, such support agreements prohibit each such stockholder from, among other things, selling, assigning or transferring any Class B Common Stock of FSDC II held by such stockholder or taking any action that would prevent or disable such stockholder from performing its obligations under the support agreement.

In addition, in connection with the Closing of the Merger, the Sponsor and certain other stockholders will enter into a Voting Agreement with Pardes. For more information on the Voting Agreement, see “Certain Relationships and Related Person Transactions — Voting Agreement.”

Certain Relationships and Related Person Transactions – Old Pardes

Series A Preferred Stock Financing

On January 26, 2021, Old Pardes concluded the closing of its Series A Preferred Stock financing, pursuant to its Series A Preferred Stock Purchase Agreement, (the “Series A Purchase Agreement”), at which Old Pardes issued an aggregate of 9,771,425 shares of Series A Preferred Stock at a purchase price of $4.5541 per share, 2,818,034 shares of Series A-1 Preferred Stock at a purchase price of $1.2420 per share, 605,850 shares of Series A-2 Preferred Stock at a purchase price of $2.4841 per share and 728,058 shares of Series A-3 Preferred Stock at a purchase price of $2.8981 per share (together, the “Series A Preferred Stock”). In connection with the Series A Purchase Agreement, certain holders of Old Pardes’s capital stock exchanged Simple Agreements for Future Equity (“SAFEs”) held by such holders for Series A Preferred Stock pursuant to the Series A Preferred Stock Purchase Agreement. Khosla Ventures D, LP, a holder of more than 5% of Old Pardes’s capital stock, and Sara Lopatin, an immediate family member of Old Pardes’s chief executive officer, Uri A. Lopatin, M.D. exchanged SAFEs in the following amounts in connection with the Series A Purchase Agreement:

Name of Old Pardes Affiliate	Number of Shares of Series A-1 Preferred Stock Received	Total SAFE Balance Exchanged for Series A-1 Preferred Stock	Number of Shares of Series A-2 Preferred Stock Received	Total SAFE Balance Exchanged for Series A-2 Preferred Stock	Number of Shares of Series A-3 Preferred Stock Received	Total SAFE Balance Exchanged for Series A-3 Preferred Stock
Khosla Ventures Seed D, LP	2,415,458	$3,000,000	—	—	—	—
Sara Lopatin	—	—	40,256	$100,000	17,252	$50,000

Entities affiliated with the Sponsor and FSDC II’s officers and directors own 5,511,517 shares Series A Preferred Stock of Old Pardes, acquired at a purchase price of $4.5541 per share, or approximately $25,100,000 in the aggregate. Such shares would be valued (on an as converted basis) at approximately $77,590,720 at the conversion ratio of 1.4078 of Pardes’s shares to Common Stock in the Merger as of December 23, 2021, and based on a $10.00 per share price of the Common Stock in the PIPE Investment.

SAFE Agreement

On July 20, 2020 and December 11, 2020, Pardes entered into two SAFE Agreements with Sara Lopatin, an immediate family member of Old Pardes’s chief executive officer, Uri A. Lopatin, M.D., in an aggregate amount of $150,000.

Convertible Notes

Effective November 10, 2021, directors, including all of Old Pardes’s disinterested directors, unanimously approved the execution and delivery of a convertible note purchase agreement providing for the purchase and sale of up to $25.0 million of unsecured convertible promissory term notes (the “Convertible Notes”) to purchasers at one or more closings, including existing stockholders of Old Pardes. Old Pardes issued Convertible Notes for an aggregate principal amount of $10.0 million. The Convertible Notes accrued interest at the annual rate of 4% per annum and had a maturity date of the earlier of October 31, 2022 and the closing under the Merger Agreement, the closing of a “corporate transaction” and at any time on or after October 31, 2022 at Old Pardes’s election or upon demand of a purchaser. The Convertible Notes were repaid in full at the Closing of the Business Combination.

Policies and Procedures for Related Person Transactions

Pardes adopted a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.

A “Related Person Transaction” is a transaction, arrangement or relationship in which Pardes or any of its subsidiaries was, is or will be a participant, and in which any related person had, has or will have a direct or indirect material interest. This also includes any material amendment or modification to an existing Related Person Transaction. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of Pardes’s executive officers or one of Pardes’s directors or director nominees;

•	any person who is known by Pardes to be the beneficial owner of more than five percent (5%) of its voting stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than five percent (5%) of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, officer or beneficial owner of more than five percent (5%) of our voting stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a ten percent (10%) or greater beneficial ownership interest.

The audit committee of the Pardes’s board of directors will have the responsibility for reviewing and approving any related person transactions. In reviewing any related person transaction, the audit committee will take into account, among other factors that it deems appropriate, whether the related person transaction is on terms no less favorable to the Pardes than terms generally available in a transaction with an unaffiliated third-party under the same or similar circumstances and the extent of the Related Person’s interest in the related person transaction.

MANAGEMENT

Management and Board of Directors

The following sets forth certain information, as of the date of this prospectus, concerning the directors and officers of Pardes

Name	Age	Position
Uri A. Lopatin, M.D.(1)	50	President, Chief Executive Officer and Director
Heidi Henson	56	Chief Financial Officer
Lee D. Arnold, Ph.D.	61	Chief Scientific Officer
Brian P. Kearney, PharmD	49	Chief Development Officer
Sean P. Brusky	44	Chief Commercial Officer
Elizabeth H. Lacy	56	General Counsel and Corporate Secretary
Philippe Tinmouth	57	Chief Business and Strategy Officer
Mark Auerbach(1)	83	Director
Deborah M. Autor(1)	54	Director
Laura J. Hamill(1)	57	Director
J. Jay Lobell(1)	58	Director
Michael D. Varney, Ph.D.(1)	61	Director
James B. Tananbaum, M.D.(2)	58	Director
(1)	Pardes Designee
(2)	FSDC II Designee

Uri A. Lopatin, M.D., has served as our Chief Executive Officer since founding the Company in February 2020. Dr. Lopatin is a serial biotech entrepreneur, and was a Visiting Partner at Y Combinator. Prior to Y Combinator, he co-founded Assembly Pharmaceuticals as the Chief Medical Officer in October 2012, and became Chief Medical Officer and Vice President of R&D for Assembly Biosciences (Nasdaq: ASMB) following the merger of Assembly Pharma with Ventrus Biosciences. Prior to Assembly, Dr. Lopatin worked in clinical and translational development roles at Gilead Science, Roche, and Schering Plough. Dr. Lopatin has published extensively, especially on hepatitis B and immunology and is a co-author of multiple patents in the field of treatment and diagnosis for viral hepatitis. Dr. Lopatin received his Infectious Disease Board certification following fellowship training in Infectious Disease at the National Institute of Health, and internal medicine board certification following completion of residency at New York University. Dr. Lopatin received a B.S. in Biology, cum laude with distinction, from Cornell University and received his M.D. degree from the University of Medicine and Dentistry-New Jersey Medical School, where he was awarded the Stanley S. Bergen medal of excellence. Dr. Lopatin’s qualifications to serve on our board include his extensive research and clinical development experience in the life science industry.

Heidi Henson has served as our Chief Financial Officer since January 2021 and was an advisor to the Company from April 2020 until January 2021. She has over 25 years of financial operations experience with both public and private companies. Prior to joining the Company, Ms. Henson was Chief Financial Officer of Imbria Pharmaceuticals, Inc. from April 2019 to July 2020 and Chief Financial Officer of Respivant Sciences from November 2018 to April 2019. From August 2014 to July 2018, Ms. Henson served as Chief Financial Officer and Secretary of Kura Oncology (Nasdaq: KURA). Ms. Henson also served as Chief Financial Officer of Wellspring Biosciences, Inc., a privately-held biopharmaceutical company, and its parent company Araxes Pharma LLC, from July 2012 to July 2018 and served as Secretary of Wellspring and Araxes from July 2012 to January 2015. From 2007 to March 2012, Ms. Henson served as the Vice President, Finance at Intellikine, Inc., a privately-held biopharmaceutical company, until its acquisition by Takeda Pharmaceutical Company Limited. Ms. Henson previously served as an independent financial consultant for several years assisting with various start-up activities for early-stage companies, SEC reporting and Sarbanes-Oxley implementation and compliance.

Ms. Henson began her career in auditing at PricewaterhouseCoopers LLP, a public accounting firm, where she served both public and private companies. She received a Bachelor of Accountancy from the University of San Diego and is a Certified Public Accountant (inactive) in the state of California.

Lee D. Arnold, Ph.D. has served as our Chief Scientific Officer since April 2020. Prior to joining the Company, Dr. Arnold was Senior Vice President of Research at Kinnate Biopharma, Inc. (Nasdaq: KNTE) from April 2018 to April 2020 and was coinventor of KIN 2787 and KIN 3248. From May 2007 to April 2018, Dr. Arnold was President and CEO of Discover Elucidations, LLC, a drug discovery and project management consulting firm focused on optimizing and advancing pre-clinical assets. From January 2016 to November 2016, Dr. Arnold was Chief Discovery Officer for Assembly Biosciences (Nasdaq: ASMB) and its Chief Scientific Officer from July 2014 to January 2016. While at ASMB, Dr. Arnold was a co-inventor of vebicorvir and ABI-H2158 for hepatitis B. From June 2009 to April 2014, Dr. Arnold was Vice President and Chief Scientific Officer at Coferon, Inc., a private company that pioneered novel therapeutics based on the intracellular self-assembly of small molecule inhibitors upon their macromolecular targets. With pharma experience from KNTE, ASMB, Coferon, Inc., Syntex, Pfizer (NYSE: PFE), BASF/Abbott Bioresearch (NYSE: ABT), and OSI Pharmaceuticals, Inc. (now part of Astellas), he brings a history of over 34 years of industry contributions in molecularly-targeted small-molecule drug discovery in oncology, immunology and infectious disease. Altogether, Dr. Arnold has played an integral role in delivering 13 IND-track drug candidates into development in oncology and virology, including numerous first-in class drugs including TARCEVA (erlotinib) for non-small cell lung cancer, the insulin-like growth factor inhibitor OSI-906 (linsitinib), and mTOR kinase inhibitor OSI-027 TORC1/TORC2 to prevent tumor cell proliferation. Dr. Arnold is an inventor in over 85 patent applications, and co-author on 38 peer-reviewed papers. He received an honors BS in chemistry at the University of Waterloo, and a PhD in organic chemistry from the University of Alberta.

Sean P. Brusky has served as Chief Commercial Officer since May 2021. Sean brings over 20 years of biopharmaceutical business development, commercial, managed care, and medical affairs experience to the Company. Most recently, from June 2005 to February 2021 Mr. Brusky served in a series of positions of increasing responsibility building and leading teams responsible for brand-focused marketing and sales, managed care marketing, channel distribution and group purchasing, as well as integrated health system, government account, and commercial payer engagement, culminating in his role of Head of Healthcare Delivery Innovation for Genentech, Inc. (a member of the Roche Group). In this capacity, Mr. Brusky was responsible for standing up novel multi-stakeholder partnerships in areas such as virtual clinical trials, personalized medicine, point-of-care and home-based diagnostics, telemedicine and digital health. Prior to Genentech, Inc. from September 2001 to August 2004, Mr. Brusky was Manager, Business and Corporate Development for Vertex Pharmaceuticals, Inc. focused on global corporate development, partnering and out-licensing of antivirals and other therapeutics. Sean earned his Sc.B. in Biochemistry and Molecular Biology from Brown University and M.B.A. from Harvard Business School.

Brian P. Kearney, PharmD has been our Chief Development Officer since November 2020 and was an advisor to the Company from October 2020 to November 2020. Prior to joining the Company, from 1999 to October 2020, Dr. Kearney served in a series of position of increasing responsibility in Gilead Sciences clinical research and clinical pharmacology departments, culminating in his role as Vice President, Clinical Research from April 2016 to October 2020. While at Gilead Sciences, Dr. Kearney built the clinical pharmacology department and contributed to early and full development efforts for numerous new chemical entities ultimately approved for the treatment of HIV, hepatitis B and hepatitis C, including VIREAD, TRUVADA, ATRIPLA, VEMLIDY, DESCOVY, GENVOYA, BIKTARVY, HARVONI and EPCLUSA. Dr. Kearney also led first-in-franchise, global registrations for both antiviral and inflammation drug products, including the breakthrough standard of care treatment of hepatitis C with SOLVADI and treatment of rheumatoid arthritis with JYSELECA. Dr. Kearney was a Clinical Research Fellow in the Drug Research Unit and a Visiting Scientist in the Surgical Research Laboratory at San Francisco General Hospital, UCSF. Dr. Kearney conducted his Clinical Practice Residency with Independent Research Elective at the University of Pittsburgh Medical Center and he received a Diplomate, Doctor of Pharmacy from the University of Illinois, College of Pharmacy.

Elizabeth H. Lacy has served as our General Counsel and Corporate Secretary since January 2021 and was an advisor to the Company from September 2020 until January 2021. Prior to joining the Company, from December 2015 through July 2020, Ms. Lacy served in a variety of positions with Assembly Biosciences (Nasdaq: ASMB), a publicly traded biopharmaceutical company, culminating in her role as the General Counsel, Senior Vice President of Legal Operations and Corporate Secretary, and in such roles advised on corporate governance, SEC reporting matters, public equity offerings, human resource matters, compliance, contracts and other operational matters as ASMB moved from a pre-clinical stage company to clinical stage. Prior to joining ASMB, Ms. Lacy worked for over 20 years in private practice with Barnes & Thornburg, Kirkland & Ellis and Jones Day, where she worked in a variety of legal areas, including venture capital, private equity, asset-based lending, general corporate counseling and board governance. She earned an AB in Public Policy from Duke University and J.D., summa cum laude, from Case Western Reserve University.

Philippe Tinmouth has served as Chief Business & Strategy Officer since November 22, 2021 and was an advisor to the Company from June 2021 to November 2021. Phil brings over 25 years of experience in strategic leadership, business development and alliance management in the biopharmaceutical industry to the Company. From October 2002 through his retirement in March 2020, Mr. Tinmouth served in various positions at Vertex Pharmaceuticals (Nasdaq: VRTX), a publicly traded biopharmaceutical company, culminating in his role as Vice President and Head of Business Development & Alliance Management since July 2013, where he was directly involved in every Vertex transaction and collaboration. From 1997 to 2002, Mr. Tinmouth held various positions at Bain & Company, most recently serving as a Senior Manager in the Boston office, where he advised both Fortune 50 pharmaceutical companies and smaller biotechnology companies on growth strategies. Mr. Tinmouth has served as a mentor and advisor to biotech start-ups through both the Harvard Innovation Lab (Harvard iLab) and the Canadian Technology Accelerator and has advised numerous companies on business development and growth strategies since his retirement in March 2020. Mr. Tinmouth serves on the Board of SCYNEXIS, Inc. (Nasdaq: SCYX). Mr. Tinmouth holds a Master’s Degree in Business Administration from Harvard Business School and a Bachelor’s Degree with Honors in Mechanical Engineering from Queen’s University in Canada.

Mark Auerbach has served as Board Chair and a member of our board of directors since January 2021. From November 2010 until April 2020, Mr. Auerbach was a member of the board of directors and chair of the audit committee for Assembly Biosciences, Inc. (Nasdaq: ASMB). From April 2013 until June 2016, Mr. Auerbach was the chairman of the audit committee of RCS Capital Corporation (NYSE: RCAP), a publicly traded financial services company. From December 2014 until June 2016, Mr. Auerbach was non-executive chairman of the board of RCS Capital Corporation. Mr. Auerbach previously served as lead independent director and chairman of the audit committee of Optimer Pharmaceuticals, Inc., a public company, from 2005 until its acquisition by Cubist Pharmaceuticals, Inc. in October 2013. Over the last 20 years, Mr. Auerbach also has served as a director for several other companies, including Par Pharmaceutical Companies, Inc., a publicly traded manufacturer and marketer of generic pharmaceuticals and the parent of Par Pharmaceutical, Inc. for whom he served as non-executive chair and chair of the audit committee. From 1993 to 2005, Mr. Auerbach served as chief financial officer of Central Lewmar LLC, a national fine paper distributor. Mr. Auerbach received his B.S. degree in accounting from Rider University. Mr. Auerbach’s qualifications to serve on the board of directors, include his extensive financial experience, his accounting degree and his experience as a director of several public companies, including his service as non-executive chair and the chair of the audit committee of several public companies.

Deborah M. Autor has served as a member of our board of directors since July 2021. From September 2019 to December 2021, Ms. Autor served as Vice President, Global Head of Regulatory Excellence at AstraZeneca Pharmaceuticals LP, where she leads regulatory operations, policy and intelligence for AstraZeneca submissions globally. Prior to joining AstraZeneca, Ms. Autor was employed by Mylan NV from June 2013 to August 2019, where she served in a variety of positions culminating with Head of Strategic Global Quality and Regulatory Policy. Prior to joining Mylan NV, from September 2001 to May 2013, Ms. Autor was employed by the FDA in a variety of roles culminating with Deputy Commissioner, Global Regulatory Operations & Policy, where she oversaw all FDA inspections, criminal investigations and international operations for human and veterinary drugs, biologics, medical devices, tobacco and food. Ms. Autor currently serves as a member on the Centre for Innovation in Regulatory Science — Scientific Advisory Council, a member of the U.S. Pharmacopoeia Quality Institute — Advisory Board, and as director and chair of the board of the FDA Alumni Association. Ms. Autor received a Juris Doctor, Magna Cum Laude, from Boston University School of Law and a Bachelor of Arts in Psychology from Columbia University, Barnard College. Our board believes that Ms. Autor’s extensive experience in the pharmaceutical industry and with the FDA provides her with the qualifications and skills to serve our board of directors.

Laura J. Hamill has served as a member of our board of directors since July 2021. From August 2018 through July 2019, Ms. Hamill served as Executive Vice President, Worldwide Commercial Operations at Gilead Sciences, Inc., a biotechnology company, where she was responsible for leading the company’s Commercial Operations. Prior to joining Gilead, Ms. Hamill held a number of U.S. and international executive positions at Amgen, Inc., a biopharmaceutical company, from July 2000 to July 2018, with her last role as Senior Vice President, U.S. Commercial Operations. In addition, Ms. Hamill previously held a variety of roles in the biopharmaceutical industry, including positions at F. Hoffmann-La Roche Ltd., a biopharmaceutical company. Ms. Hamill serves as a director on numerous boards, including Anaptysbio, Inc. (Nasdaq: ANAB), Y-mAbs Therapeutics, Inc. (Nasdaq: YMAB) and Acceleron Pharma Inc. (Nasdaq: XLRN). Ms. Hamill holds a bachelor’s degree in business administration from the University of Arizona. Ms. Hamill’s qualifications to serve on our board of directors include her biopharmaceutical industry and leadership experiences and her global commercial operations and strategic planning expertise.

J. Jay Lobell has served as a member of our board of directors January 2021. He is also the co-founder and Chief Executive Officer of GMF Capital, a commercial real estate and private equity investment firm, since September 2015. Previously from September 2008 to August 2015, Mr. Lobell served as President of Meridian Capital Group, LLC, a national mortgage intermediary. His focus at Meridian, during his seven-year career there, included assisting in charting business strategy for the firm, including the creation and implementation of new business activities, including Beech Street Capital, an agency lender that was sold to Capital One Bank in 2013, and Meridian Investment Sales, a sales brokerage. Prior to joining Meridian, Mr. Lobell served as President and COO of a national biotechnology development and investment firm from January 2005 to August 2008. He currently serves on the boards of certain biotech and healthcare operating companies. From 1996 to 2005, Mr. Lobell was a partner at Covington & Burling LLP, a national law firm, where he advised companies and individuals in a variety of regulatory, transactional and litigation matters. Mr. Lobell also serves as a director of Fortress Biotech, Inc. (Nasdaq: FBIO), a biopharmaceutical company dedicated to acquiring, developing and commercializing pharmaceutical and biotechnology products and product candidates. Mr. Lobell received his B.A., summa cum laude and Phi Beta Kappa from the City University of New York, and received his J.D. from Yale Law School, where he was Senior Editor of the Yale Law Journal. Mr. Lobell’s qualifications to serve on our board of directors include his finance and legal expertise and his extensive private equity investment and transactional experience.

Michael D. Varney, Ph.D. has served as a member of our scientific advisory board since August 2020 and a member of our board of directors since January 2021. From 2005 until his retirement in July 2020, Dr. Varney served in progressing roles at Genentech, Inc., most recently as Executive Vice President and Head of Research and Early Development, as well as a member of the Corporate Executive Committee of Roche, Genentech’s parent company. Prior to Genentech, from 1987 to 2005 Dr. Varney served as Head of Research at Agouron Pharmaceuticals, Inc., a biotechnology company later acquired by Pfizer, Inc. Dr. Varney served on the board of directors of Foundation Medicine, Inc. (acquired by Roche Holdings AG) from 2015 until March 2018. Dr. Varney currently serves on the board of directors of Erasca, Inc. (Nasdaq: ERAS), a clinical-stage, precision oncology company. Dr. Varney was an American Cancer Society postdoctoral fellow at Columbia University, and holds a B.S. in chemistry from the University of California, Los Angeles and a Ph.D. in synthetic organic chemistry from the California Institute of Technology. Dr. Varney’s extensive executive leadership experience in the biopharmaceutical industry and his extensive drug discovery and development expertise contributed to our board of directors’ conclusion that he should serve as a director of our company.

James B. Tananbaum, M.D. has served as a member of our board of directors since January 2021. He is also the President, Chief Executive Officer and a director of FSDC II since August 2020. Dr. Tananbaum is also the chief executive officer of Foresite Capital, a U.S.-focused healthcare investment firm, which he founded in 2011. Dr. Tananbaum also serves as a director of Gemini Therapeutics, Inc. (Nasdaq: GMNI) (formerly FS Development Corp., a blank check company sponsored by an affiliate of Foresite Capital), since June 2020. Prior to founding Foresite Capital, Dr. Tananbaum served as Co-Founder and Managing Director of Prospect Venture Partners L.P. II and III, healthcare venture partnerships, from 2000 to 2010. Dr. Tananbaum was also the Founder of GelTex, Inc. in 1991, an intestinal medicine pharmaceutical company acquired by Sanofi-Genzyme, and Theravance, Inc. in 1997 (now Theravance Biopharma, Inc., a diversified biopharmaceutical company focused on organ-selective medicines, and Innoviva, Inc., a respiratory-focused healthcare asset management company partnered with Glaxo Group Limited). Dr. Tananbaum received a B.S. and a B.S.E.E. from Yale University in Applied Math and Computer Science, and an M.D. and an M.B.A. from Harvard University. Dr. Tananbaum’s qualifications to serve on our board of directors include his scientific, financial and strategic business development expertise gained as a physician, founder of two life science companies and venture capital investor focused on life science companies.

Classified Board of Directors

Our board of directors (the “Board”) consists of seven (7) members. In accordance with Charter, the Board is divided into three classes. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election. The directors are divided among the three classes as follows:

•	the Class I directors are J. Jay Lobell and Deborah M. Autor, their terms will expire at the annual meeting of stockholders to be held in 2022;

•	the Class II directors are Michael D. Varney, Ph.D. and Laura J. Hamill, and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	the Class III directors are Uri A. Lopatin, M.D., Mark Auerbach and James B. Tananbaum, M.D., and their terms will expire at the annual meeting of stockholders to be held in 2024.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the Board into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

The rules of the Nasdaq require that a majority of the our Board be independent. An “independent director” is defined generally as a person other than an executive officer or employee of us or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgement in carrying out the responsibilities of a director. The Board has determined that each individual who serves on the Board, other than Dr. Lopatin and Dr. Tananbaum, qualifies as an independent director under Nasdaq listing standards.

Committees of the Board of Directors

Our Board has the authority to appoint committees to perform certain management and administration functions. Our Board has established an audit committee, a compensation committee, a nominating and corporate governance committee and a science and technology committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by the board of directors. The Charters for each of these committees are available on Pardes’s website at www.pardesbio.com. Information contained on or accessible through Pardes’s website is not a part of this prospectus, and the inclusion of such website address in this prospectus is an inactive textual reference only.

Audit Committee

Our audit committee consists of Mark Auerbach, Laura J. Hamill, and J. Jay Lobell. The Board has determined each member of the audit committee is independent under the listing standards of the Nasdaq Stock Market, or the Listing Standards, and Rule 10A-3(b)(1) of the Exchange Act. The chairperson of the audit committee is Mark Auerbach. The Board has determined that Mr. Auerbach is an “audit committee financial expert” within the meaning of SEC regulations. The Board has also determined that each member of the audit committee has the requisite financial expertise required under the applicable requirements of the Nasdaq Stock Market. In arriving at this determination, the board of directors has examined each audit committee member’s scope of experience and the nature of their employment.

The primary purpose of the audit committee is to discharge the responsibilities of the Board with respect to our accounting, financial, and other reporting and internal control practices and to oversee our independent registered accounting firm. Specific responsibilities of our audit committee include:

•	appointing, evaluating and compensating a qualified firm to serve as the independent registered public accounting firm to audit the Company’s financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing policies on risk assessment and risk management;

•	reviewing related person transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes the Company’s internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit service to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee consists of J. Jay Lobell, Mark Auerbach, and James B. Tananbaum, M.D. The Board has determined that each member is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The Board has determined each member of the compensation committee, other than Dr. Tananbaum, is independent under the Listing Standards. The Listing Standards provide that, under limited and exceptional circumstances, a director who is not a current officer or employee (or a family member of an officer or employee) of our company, but who does not otherwise meet the independence criteria, (i) may serve as a member of compensation committee if such membership is in the best interests of our company and our shareholders and (ii) such member does not serve longer than two years. The Board has elected to rely on this limited exception in appointing Dr. Tananbaum as a member of the compensation committee. In making this election, the Board considered Dr. Tananbaum’s extensive experience in the life sciences industry and the marketplace for life science executives in making this decision. The chairperson of the compensation committee is J. Jay Lobell. The primary purpose of the compensation committee is to discharge the responsibilities of the Board to oversee its compensation policies, plans and programs and to review and determine the compensation to be paid to its executive officers, directors and other senior management, as appropriate.

Specific responsibilities of the compensation committee include:

•	reviewing and approving, or recommending that our Board approve, the compensation of our executive officers;

•	reviewing and recommending to our Board the compensation of our directors;

•	reviewing and approving, or recommending that our Board approve, the terms of compensatory arrangements with our executive officers;

•	administering our stock and equity incentive plans;

•	selecting independent compensation consultants and assessing whether there are any conflicts of interest with any of the committee’s compensation advisors;

•

reviewing and approving, or recommending that our Board approve, incentive compensation and equity plans, severance agreements, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management, as appropriate;

•	reviewing and establishing general policies relating to compensation and benefits of our employees; and

•	reviewing our overall compensation philosophy.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Laura J. Hamill, James B. Tananbaum, M.D. and Deborah M. Autor. The Board has determined each member of the nominating and corporate governance committee, other than Dr. Tananbaum, is independent under the Listing Standards. The Listing Standards provide that, under limited and exceptional circumstances, a director who is not a current officer or employee (or a family member of an officer or employee) of our company, but who does not otherwise meet the independence criteria, (i) may serve as a member of nominating and corporate governance committee if such membership is in the best interests of our company and our shareholders and (ii) such member does not serve longer than two years. The Board has elected to rely on this limited exception in appointing Dr. Tananbaum as a member of the nominating and corporate governance committee. In making this election, the Board considered Dr. Tananbaum’s extensive experience in the life sciences industry and in serving on the board of directors of numerous organizations. The chairperson of our nominating and corporate governance committee is expected to be Laura J. Hamill.

Specific responsibilities of our nominating and corporate governance committee include:

•	identifying, evaluating and selecting, or recommending that our Board approve, nominees for election to our board of directors;

•	evaluating the performance of our Board and of individual directors;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of our corporate governance practices and reporting;

•	reviewing management succession plans; and

•	developing and making recommendations to our Board regarding corporate governance guidelines and matters.

Science & Technology Committee

Our science and technology committee consists of Deborah M. Autor and Michael D. Varney, Ph.D. The Board has determined each member of the science & technology committee is independent under the Listing Standards. The chairperson of the science & technology committee is Michael D. Varney, Ph.D.

Specific responsibilities of our science & technology committee include:

•	reviewing Pardes’s overall scientific, research and development strategies;

•	reviewing Pardes’s research and development programs; and

•	reviewing and evaluating Pardes’s regulatory compliance and quality programs.

Code of Business Conduct and Ethics

Pardes has adopted a Code of Business Conduct and Ethics that applies to all of its employees, officers and directors, including those officers responsible for financial reporting. The Code of Business Conduct and Ethics is available on Pardes’s website at www.pardesbio.com. Information contained on or accessible through such website is not a part of this prospectus, and the inclusion of the website address in this prospectus is an inactive textual reference only. Pardes intends to disclose any amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements, on its website to the extent required by the applicable rules and exchange requirements.

Compensation Committee Interlocks and Insider Participation

Other than Dr. Tananbaum who has been an officer of FSDC II since August 2020, no member of Pardes’s compensation committee has ever been an officer or employee of the Company. None of Pardes’s executive officers serve, or have served during the last year, as a member of the board of directors, compensation committee, or other board committee performing equivalent functions of any other entity that has one or more executive officers serving as one of our directors or on either company’s compensation committee.

EXECUTIVE COMPENSATION OF PARDES

Executive Compensation

Historically, our executive compensation program has reflected our growth and development-oriented corporate culture. To date, the compensation of our Chief Executive Officer and our other executive officers identified in the 2021 Summary Compensation Table below, who we refer to as the named executive officers, has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of restricted common stock awards and incentive stock options. Our named executive officers who are full-time employees, like all other full-time employees, are eligible to participate in our retirement and health and welfare benefit plans. As we transition from a private company to a publicly traded company, we will evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances merit. At a minimum, we expect to review executive compensation annually with input from a compensation consultant. As part of this review process, we expect the board of directors and the compensation committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive with our peers. In connection with our executive compensation program, we will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

Pardes’s named executive officers are Uri A. Lopatin, M.D., our Chief Executive Officer, Heidi Henson, our Chief Financial Officer, and Philippe Tinmouth, our Chief Business and Strategy Officer, each of whom is an executive officer of Pardes. The following table presents information regarding the total compensation awarded to, earned by, and paid to our named executive officers for services rendered to us in all capacities for 2021.

2021 Summary Compensation Table

Name and principal position	Year	Salary ($)		Bonus ($)	Stock Award ($)		Option Awards ($)		Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
(a)	(b)	(c)		(d)	(e)		(f)		(g)(1)	(i)		(j)
Uri A. Lopatin, M.D. Chief Executive Officer	2021	442,500		—	—		—		225,000	—		667,500
	2020	208,333	(2)	—	40	(3)	—		—	—		208,373
Heid Henson Chief Financial Officer	2021	375,250	(4)	—	—		610,063	(5)	158,000	48,800	(6)	1,192,113
	2020	—		—	—		—		—	85,002	(7)	85,002
Philippe Tinmouth Chief Business and Strategy Officer	2021	37,670	(8)	—	—		2,394,650	(9)	—	49,667	(10)	2,481,987

(1)

On January 25, 2022, the Board (or a committee thereof) determined that the Company had achieved our corporate goals for 2021, which consisted of development, research and finance goals, and assessed the performance of the Company’s named executives who were eligible for 2021 bonuses. Each of Dr. Lopatin and Ms. Henson earned 100% of their target bonus opportunity as set forth in their executive offer letters. Mr. Tinmouth was not eligible for a 2021 bonus.

(2)	Dr. Lopatin’s employment start date was February 29, 2020, and his base salary was pro-rated accordingly.
(3)

The amount represents the aggregate grant date fair value of the restricted stock awards granted to our named executive officer during 2020, calculated in accordance with FASB ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the restricted stock awards reported in this column are set forth in Note 5 to Pardes’s financial statements included in this prospectus. The amount reported reflects the accounting cost for the restricted stock award and does not correspond to the actual economic value that may be received by our named executive officer upon the vesting of the restricted stock award or any sale of the underlying shares of the Company’s common stock.
(4)	Ms. Henson’s employment start date was January 20, 2021, and her base salary was pro-rated accordingly.
(5)

The amount represents the aggregate grant date fair value of stock options awarded in connection with Ms. Henson’s employment during 2021 calculated in accordance with the provisions of FASB ASC Topic 718. See Note 5 to Pardes’s financial statements included in this prospectus regarding assumptions underlying the valuation of equity awards.

(6)

The amount represents the aggregate grant date fair value of stock options awarded during 2021 in lieu of consultant cash compensation calculated in accordance with the provisions of FASB ASC Topic 718. See Note 5 to Pardes’s financial statements included in this prospectus regarding assumptions underlying the valuation of equity awards.

(7)

Ms. Henson was hired as a consultant from April 2020 through mid-January 2021. This amount consists of consulting fees in cash payments of $85,000 earned by Ms. Henson in 2020 but paid in 2021. The amount also includes restricted stock awards granted on July 1, 2020 and October 1, 2020 with the aggregate grant date fair value of $2 and $0.25, respectively. The aggregate grant date fair value of the restricted stock awards granted to our named executive officer during 2020, calculated in accordance with FASB ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the restricted stock awards reported in this column are set forth in Note 5 to the Company’s financial statements included in this prospectus. The amount reported reflects the accounting cost for the restricted stock award and does not correspond to the actual economic value that may be received by our named executive officer upon the vesting of the restricted stock award or any sale of the underlying shares of the Company’s common stock.

(8)	Mr. Tinmouth’s employment start date was November 22, 2021, and his base salary was pro-rated accordingly.
(9)

The amount represents the aggregate grant date fair value of stock options awarded during 2021, calculated in accordance with the provisions of FASB ASC Topic 718. The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the stock options was assumed risk-free interest rate of 1.5%, assumed volatility of 79.3%, expected option life of 6.3 years and expected dividend yield of 0%.

(10)	Mr. Tinmouth was hired as a consultant from June 2021 through mid-November 2021. This amount represents consulting fees earned by Mr. Tinmouth in 2021.

Narrative Disclosure to Summary Compensation Table

Base Salaries

Each named executive officer’s base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by our board of directors taking into account each individual’s role, responsibilities, skills, and expertise. During fiscal year 2021, Dr. Lopatin’s annual base salary was $450,000. During fiscal year 2021, Ms. Henson’s annual base salary was $395,000. During fiscal year 2021, Mr. Tinmouth’s annual base salary was $390,000.

The amounts provided above were paid pursuant to the terms of each named executive officer’s employment agreement or offer letter, in each case, as described below.

Bonus

We consider annual cash incentive bonuses to be an important component of our total compensation program and to provide incentives necessary to attract and retain executive officers. Each of the named executive officers is eligible to receive an annual performance-based cash bonus based on specified target annual bonus award amount expressed as a percentage of the name executive officer’s base salary. Dr. Lopatin, Ms. Henson and Mr. Tinmouth’s target bonus award percentages of base salary are as follows:

Name	Target Percentage
Uri A. Lopatin, M.D.	50%
Heidi Henson	40%
Philippe Tinmouth	40%

The Board (or a committee thereof) determined that the Company had achieved our corporate goals for 2021, which consisted of development, research and finance goals, and assessed the performance of the Company’s named executives who were eligible for 2021 bonuses. Each of Dr. Lopatin and Ms. Henson earned 100% of their target bonus opportunity. Mr. Tinmouth did not participate in our annual cash incentive bonus program in 2021 due to his employment commencing in November 2021. For performance in 2022, all named executive officers will participate in Pardes Senior Executive Cash Incentive Bonus Plan, a copy of which is attached hereto as Exhibit 10.13 and is incorporated herein by reference.

Equity Incentive Compensation

Each granted stock option award issued in fiscal year 2021 is described in the table under “Outstanding Equity Awards at the December 31, 2021” below.

Employment Arrangements with Pardes’s Named Executive Officers

Pardes has entered into executive offer letters with each of its named executive officers. Pardes adopted an executive severance plan in connection with the consummation of the Business Combination (the “Executive Severance Plan”), which provides for certain payments and benefits in the event of a termination of employment, including an involuntary termination of employment in connection with a change in control of Pardes. All of the named executive officers participate in the Executive Severance Plan and the terms of the Executive Severance Plan replaced the severance provisions in such named executive officers’ offer letters, except that the acceleration of vesting with respect to a portion of the executive’s unvested equity awards that were outstanding as of December 23, 2021 in connection with certain “qualified terminations” outside of the “change in control period were retained.

Offer Letters

Uri A. Lopatin, M.D. In April 2020, we entered into an offer letter with Dr. Lopatin, or the First Lopatin Offer Letter, and further amended and restated the First Lopatin Offer Letter on December 23, 2020, or the A&R Lopatin Offer Letter. Dr. Lopatin currently serves as our Chief Executive Officer. The A&R Lopatin Offer Letter provides for Dr. Lopatin’s at-will employment. Dr. Lopatin’s current annual base salary is $450,000, which is subject to review and modification, provided, however, that Dr. Lopatin entered into a salary deferral agreement with the Company pursuant to which a portion of Dr. Lopatin’s 2020 base salary was deferred until the earlier of March 15, 2021 or an Equity Financing as defined in the salary deferral agreement. In addition, Dr. Lopatin is eligible to earn an annual bonus with a target amount equal to 50% of his annual base salary and to participate in our benefit plans generally. Dr. Lopatin participates in the Executive Severance Plan as a Tier 1 Executive. Additionally, in the event Dr. Lopatin’s employment is terminated by Pardes without “cause” (and other than due to Dr. Lopatin’s death or disability) or Dr. Lopatin resigns for “good reason” (as each terms are defined in the Executive Severance Plan) (each such termination a “qualifying termination”) outside of the change in control period, then pursuant to Dr. Lopatin’s A&R Loptain Offer and the equity award held by him as of Closing Date and subject to the execution and effectiveness of a general release of claims, Dr. Lopatin will be entitled to receive in addition to the benefits afforded Dr. Lopatin under the Executive Severance Plan, twelve (12) months of accelerated vesting of all outstanding equity awards held by Dr. Lopatin as of the Closing Date. As a condition to Dr. Lopatin’s employment under the First Lopatin Offer Letter and continued employment under the A&R Lopatin Offer, Dr. Lopatin is subject to Pardes’s Confidential Information and Invention Assignment Agreement.

Heidi Henson. In January 2021, we entered into an offer letter with Ms. Henson, or the Henson Offer Letter. Ms. Henson currently serves as our Chief Financial Officer. The Henson Offer Letter provides for Ms. Henson’s at-will employment. Ms. Henson’s current annual base salary is $395,000, which is subject to review and modification. In addition, Ms. Henson is eligible for an annual bonus with a target amount equal to 40% of her annual base salary and to participate in our benefit plans generally. Ms. Henson participates in the Executive Severance Plan as a Tier 2 Executive. Additionally, in the event that Ms. Henson’s employment is terminated by Pardes without “cause” (and other than due to Ms. Henson’s death or disability) or Ms. Henson resigns for “good reason” (as each terms are defined in the Executive Severance Plan) (each such termination a “qualifying termination”) outside of the change in control period, then pursuant to Ms. Henson’s Offer Letter and the equity awards held by her as of the Closing Date and subject to the execution and effectiveness of general release of claims, Ms. Henson will be entitled to receive in addition to the benefits afforded under the Executive Severance Plan, nine (9) months of accelerated vesting of all outstanding unvested equity awards held by Ms. Henson as of the Closing Date. As a condition of employment, Ms. Henson executed and is subject to a Proprietary Information, Inventions and Assignment Agreement.

Philippe Tinmouth. In November 2021, we entered into an offer letter with Mr. Tinmouth, or the Tinmouth Offer Letter. Mr. Tinmouth currently serves as our Chief Business and Strategy Officer. The Tinmouth Offer Letter provides for Mr. Tinmouth’s at-will employment. Mr. Tinmouth’s current annual base salary is $390,000, which is subject to review and modification. In addition, Mr. Tinmouth is eligible for an annual bonus with a target amount equal to 40% of his annual base salary which target payout percentage may be increased to up to 200% of Mr. Tinmouth’s Base Salary in the event of successful transaction(s) or partnership(s) during the performance year that, in the reasonable good faith discretion of the Board or its Compensation Committee, substantially increases shareholder value. Mr. Tinmouth participates in the Executive Severance Plan as a Tier 2 Executive and also participates in our benefit plans generally. Additionally, in the event that Mr. Tinmouth’s employment is terminated by Pardes without “cause” (and other than due to Mr. Tinmouth’s death or disability) or Mr. Tinmouth resigns for “good reason” (as each terms are defined in the Executive Severance Plan) (each such termination a “qualifying termination”) outside of the change in control period, then pursuant to Mr. Tinmouth’s Offer Letter and the equity award held by him as of the Closing Date and subject to the execution and effectiveness of general release of claims, Mr. Tinmouth will be entitled to receive in addition to the benefits afforded under the Executive Severance Plan, nine (9) months of accelerated vesting of all outstanding unvested equity awards held by Mr. Tinmouth as of the Closing Date. As a condition of employment, Mr. Tinmouth executed and is subject to a Proprietary Information, Inventions and Assignment Agreement.

Pardes Biosciences Inc. Executive Severance Plan

The Executive Severance Plan provides that upon a termination of employment by us other than for “cause” (as defined in the Executive Severance Plan), death or “disability” (as defined in the Executive Severance Plan), or upon a resignation by an eligible participant for “good reason” (as defined in the Executive Severance Plan), in either case outside of the “change in control period” (i.e., the period beginning three months prior to the date of a “change in control” (as defined in the Executive Severance Plan) and ending on the one-year anniversary of the change in control), the participant will be entitled to receive, subject to the execution and delivery of a separation agreement and release containing, among other provisions, an effective release of claims in favor of Pardes and reaffirmation of the “restrictive covenants agreement” (as defined in the Executive Severance Plan), (i) a severance amount equal to 12 months for the Tier 1 Executive (i.e., the Company’s CEO), 9 months for each Tier 2 Executive (i.e., the C-level executives of the Company, including the named executive officers other than the CEO) and six months for each Tier 3 Executive (i.e., the VP-level executives of the Company), of the participant’s annual base salary in effect immediately prior to such termination, and (ii) up to 12 for the Tier 1 Executive, 9 for each Tier 2 Executive and 6 for each Tier 3 Executive, monthly cash payments equal to the monthly employer contribution that we would have made to provide health insurance for the applicable participant if he or she had remained employed by us, based on the premiums as of the date of termination, in each case payable over 12 months for the Tier 1 Executive, 9 months for each Tier 2 Executive and 6 months for each Tier 3 Executive. In addition, for the Tier 1 Executive and each Tier 2 Executive, with respect to outstanding and unvested equity awards held by the participant and granted prior to December 23, 2021, such equity awards will be subject to any acceleration of vesting provisions as specified in the terms of the applicable award agreements.

The Executive Severance Plan also provides that upon a termination of employment by us other than for cause, death or disability or upon a resignation by an eligible participant for good reason, in either case within the change in control period, the participant will be entitled to receive, in lieu of the payments and benefits described above and subject to the execution and delivery of an a separation agreement and release containing, among other provisions, an effective release of claims in favor of Pardes and reaffirmation of the restrictive covenants agreement, (i) a lump sum cash severance amount equal to 150% for the Tier 1 Executive, 100% for each Tier 2 Executive, and 50% for each Tier 3 Executive, of the participant’s annual base salary in effect immediately prior to such termination (or the participant’s annual base salary in effect for the year immediately prior to the year of termination, if higher), (ii) a lump sum amount equal to 150% for the Tier 1 Executive, 100% for each Tier 2 Executive, and 50% for each Tier 3 Executive, of the participant’s annual target bonus in effect immediately prior to such termination (or the participant’s annual target bonus in effect immediately prior to the change in control, if higher), (iii) a lump sum amount equal to the monthly employer contribution that we would have made to provide health insurance for the participant if he or she had remained employed by us for 18 months for the Tier 1 Executive, 12 months for each Tier 2 Executive, and 6 months for each Tier 3 Executive, following the date of termination, based on the premiums as of the date of termination, and (iv) for all outstanding and unvested equity awards of Pardes that are subject to time-based vesting held by the participant, full accelerated vesting of such awards; provided, that any outstanding and unvested equity awards subject to performance conditions may become vested, exercisable and/or nonforfeitable in the plan administrator’s discretion or to the extent specified in the applicable award agreement.

The payments and benefits provided under the Executive Severance Plan in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Internal Revenue Code. These payments and benefits may also subject an eligible participant to an excise tax under Section 4999 of the Internal Revenue Code. If the payments or benefits payable to an eligible participant in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, then those payments or benefits will be reduced if such reduction would result in a greater net after-tax benefit to the applicable participant.

Outstanding Equity Awards at December 31, 2021

The following table sets forth certain information with respect to outstanding equity awards held by Pardes’s named executive officers as of December 31, 2021. The market value of the shares in the following table is the fair value of such shares at December 31, 2021.

			Option Awards(*)(5)					Stock Awards(*)
Name	Date of Grant	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Uri A. Lopatin, M.D. Chief Executive Officer	2/29/2020	2/29/2020	—	—		—	—	3,050,218	(1)(2)	49,932,069
Heid Henson Chief Financial Officer	3/18/2021	1/20/2021		241,593	(6)	3.88	3/17/2031
	7/1/2020	7/1/2020	—	—		—	—	181,840	(2)(4)	2,976,721
	10/1/2020	10/1/2020						24,930	(2)(4)	408,104
Philippe Tinmouth Chief Business & Strategy Officer	11/23/2021	11/22/2021	—	422,340	(6)	8.19	11/22/2031
	7/27/2021	6/23/2021	—	28,156	(7)	4.94	7/26/2031	—		—

(*)

Option Awards and Stock Awards are presented on a post-Closing basis. In connection with the Business Combination, and pursuant to the Merger Agreement, each outstanding option to purchase shares of Old Pardes common stock was converted into an option to purchase shares of our Common Stock equal to the number of shares subject to such option prior to the consummation of the Business Combination multiplied by 1.4078 (rounded down to the nearest share), with the per share exercise price equal to the exercise price divided by 1.4078 (rounded up to the nearest cent). The option shares and exercise price per share set forth in this table reflect the as converted shares and exercise price per share. Such converted options shall remain subject to the same terms and conditions as set forth under the applicable original option award prior to the conversion, but were assumed and reissued under the 2021 Stock Option and Incentive Plan described below under “Employee Benefits and Equity Compensation Plans—2021 Stock Option and Incentive Plan.” In connection with the Business Combination, and pursuant to the Merger Agreement, the outstanding restricted stock of Old Pardes common stock was converted into restricted shares of our Common Stock equal to the number of shares subject to the restricted stock award multiplied by 1.4078 with the repurchase price was converted to equal the original purchase price divided by 1.4078. Such restricted stock shall remain subject to the same terms and conditions set forth under the applicable restricted stock award agreement.

(1)

This restricted stock award was granted pursuant to individual restricted stock purchase agreement between Pardes and the named executive officer in connection with the named executive officer’s commencement of employment with Pardes.

(2)

The restricted stock award is subject to repurchase by Pardes upon certain circumstances, which repurchase restrictions lapse in accordance with the following schedule: 25% of the shares shall no longer be subject to repurchase by Pardes upon the first anniversary of the vesting commencement date and such restrictions shall continue to lapse in equal monthly installments thereafter for the next three years, in each case subject to the applicable named executive officer’s continued service relationship with Pardes through each applicable date. The restricted stock award is also subject to certain acceleration of vesting provisions as set forth in the Executive Severance Agreement.

(3)	Based on the closing sales price of $16.37 per share for our common stock on the Nasdaq Stock Market as of December 31, 2021.
(4)

This restricted stock award was granted pursuant to individual restricted stock purchase agreement between Pardes and the named executive officer in connection with the named executive officer’s services for Pardes as a consultant.

(5)

The vesting of each stock option is subject to the named executive officer’s continuous service with us through the applicable vesting dates. Each of our named executive officers’ are entitled to accelerated vesting of all or a portion of their outstanding unvested equity awards upon a qualifying termination. For additional discussion, please see “—Employment Arrangements” and “—Pardes Biosciences Inc. Executive Severance Plan.”

(6)

Option award vests over 4 years with 25% vesting on the first anniversary of the vesting commencement date and the remainder vesting in equal monthly installments thereafter. All of the option awards were granted with a per share exercise price equal to the fair market value of one share of Old Pardes common stock on the date of grant.

(7)

Option award was granted to the named executive officer in connection with the named executive officer’s services for Pardes as a consultant. Option award vests over 2 years with 50% vesting on the first anniversary of the vesting commencement date and the remainder vesting in equal monthly installments thereafter.

Employee Benefits and Equity Compensation Plans

2021 Stock Option and Incentive Plan

The 2021 Stock Option and Incentive Plan (the “2021 Plan”) was adopted by the Board and became effective on December 23, 2021. The 2021 Plan replace the Pardes existing 2020 Plan as Old Pardes’s board of directors determined not to make additional awards under that plan following the consummation of the Business Combination. The 2021 Plan allows us to make equity-based incentive awards to our officers, employees, directors and consultants. The Board anticipates that providing such persons with a direct stake in Pardes will assure a closer alignment of the interests of such individuals with those of Pardes and its stockholders, thereby stimulating their efforts on Pardes’s behalf and strengthening their desire to remain with Pardes.

We initially reserved 13,000,000 shares of Common Stock (the “Initial Limit”) for the issuance of awards under our 2021 Plan, which number includes outstanding awards assumed at the Closing of the consummation of the Business Combination by Pardes. This limit is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Our 2021 Plan provides that the number of shares reserved and available for issuance thereunder will automatically increase on January 1, 2022 and each January 1 thereafter by five percent (5%) of the number of shares of common stock outstanding on the immediately preceding December 31 or such lesser number of shares determined by the administrator of the 2021 Plan (the “Annual Increase”).

The shares we issue under our 2021 Plan will be authorized but unissued shares or shares that we reacquire. The shares of Common Stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, or are otherwise terminated (other than by exercise) under our 2021 Plan will be added back to the shares of Common Stock available for issuance under our 2021 Plan. The maximum aggregate number of shares of Common Stock that may be issued in the form of incentive stock options under the 2021 Plan shall not exceed the Initial Limit cumulatively increased on January 1, 2022 and on each January 1 thereafter by the lesser of the Annual Increase for such year or 3,500,000 shares of common stock, subject in all cases to adjustment as provided in 2021 Plan. Based upon a price per share of $10.00, the maximum aggregate market value of the Common Stock that could potentially be issued from shares available for issuance under the 2021 Plan as of the Closing is $130,000,000.

The grant date fair value of all awards made under our 2021 Plan and all other cash compensation paid by us to any non-employee director in any calendar year shall not exceed $750,000; provided, however, that such amount shall be $1,000,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to the Board.

Our 2021 Plan is administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of 2021 Plan. The administrator may delegate to a committee consisting of one or more officers the authority to grant awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not members of the delegated committee, subject to certain limitations and guidelines.

Persons eligible to participate in our 2021 Plan are those full or part-time officers, employees, non-employee directors, and consultants of Pardes as selected from time to time by our compensation committee in its discretion. As of January 17, 2022, approximately fifty (50) individuals are eligible to participate in the 2021 Plan, which includes approximately seven (7) executive officers, twenty-seven (27) employees who are not executive officers, six (6) non-employee directors, and consultants.

Our 2021 Plan permits the granting of both options to purchase Common Stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. Options granted under the 2021 Plan will be non-qualified options if they do not qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of Pardes and its subsidiaries. Non-qualified options may be granted to any persons eligible to awards under 2021 Plan. The exercise price of each option will be determined by the administrator but may not generally be less than 100% of the fair market value of the Common Stock on the date of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share’s fair market value. The term of each option will be fixed by our administrator and may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options. The exercise price of a stock option may not be reduced after the date of the option grant without stockholder approval, other than to appropriately reflect changes in our capital structure.

Upon exercise of options, the option exercise price may be paid in cash, by certified or bank check or other instrument acceptable to the administrator or by delivery (or attestation to the ownership) of shares of Common Stock that are beneficially owned by the optionee free of restrictions or were purchased in the open market. Subject to applicable law, the exercise price may also be delivered by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, non-qualified options may be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to cash or shares of Common Stock equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not generally be less than 100% of the fair market value of our Common Stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Our compensation committee may award restricted shares of Common Stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.

Our compensation committee may also grant shares of Common Stock that are free from any restrictions under our 2021 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant. The administrator may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of Common Stock.

Our compensation committee may grant cash bonuses under our 2021 Plan to participants, subject to the achievement of certain performance goals.

Our 2021 Plan provides that upon the effectiveness of a “sale event,” as defined in our 2021 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under our 2021 Plan. To the extent that awards granted under our 2021 Plan are not assumed or continued or substituted by the successor entity, upon the effective time of the sale event, such awards shall terminate. In such case, except as may be otherwise provided in the relevant award agreement, all awards with time-based vesting conditions or restrictions shall become fully vested and exercisable or nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and exercisable or nonforfeitable in connection with a sale event in the compensation committee’s discretion or to the extent specified in the relevant award certificate. In the event of such termination, Pardes may make or provide for payment, in cash or in kind, to participants holding options and stock appreciation rights equal to the difference between the per share consideration payable in the sale event and the exercise price of the options or stock appreciation rights (provided that, in the case of an option or stock appreciation right with an exercise price equal to or greater than the per share consideration payable in such sale event, such option or stock appreciation right shall be cancelled for no consideration). Pardes shall also have the option to make or provide for a payment, in cash or in kind, to grantees holding other awards in an amount equal to the per share consideration payable in such sale event multiplied by the number of vested shares under such award.

Our 2021 Plan also provides that in connection with a corporate transaction upon assumption of or in substitution for, outstanding equity awards previously granted by the company or other entity, Pardes may grant substitute awards on such terms as the administrator deems appropriate, notwithstanding limitations on awards in the 2021 Plan. Such substitute awards shall not reduce the shares of Common Stock authorized for grant under 2021 Plan, except as may be required by reason of Code Section 422, and shares of Common Stock subject to such substitute awards shall not be added to the shares of Common Stock available for awards under the 2021 Plan. Additionally, in the event that a company acquired by Pardes or any subsidiary or with which Pardes or any subsidiary combines has shares available under a pre-existing plan approved by its stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may, if allowed under applicable law, be used for awards under the 2021 Plan and shall not reduce the shares of Common Stock authorized for grant under the 2021 Plan (and shares of Common Stock subject to such awards shall not be added to the shares of Common Stock available for awards under the 2021 Plan; provided that awards using such available shares of Common Stock shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to Pardes or its subsidiaries immediately prior to such acquisition or combination.

Our Board may amend or discontinue our 2021 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may materially and adversely affect rights under an award without the holder’s consent. Certain amendments to our 2021 Plan require the approval of our stockholders. Without prior stockholder approval, in no event may the administrator exercise its discretion to reduce the exercise price of outstanding stock options or stock appreciation rights or effect repricing through cancellation of stock options or stock appreciation rights in exchange for cash or other awards under the 2021 Plan.

No awards may be granted under our 2021 Plan after the date that is ten years from the effective date of our 2021 Plan. No awards under our 2021 Plan have been made prior to the date hereof.

Senior Executive Cash Incentive Bonus Plan

In September 2021, Old Pardes’s board of directors approved the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan, and recommended the Bonus Plan to the Pardes’ board of directors, which adopted the Bonus Plan following the Closing of the Business Combination for performance periods commencing on or after January 1, 2022. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or corporate performance goals approved by the board of directors, as well as individual performance objectives.

The compensation committee may select corporate performance goals from among the following: research, preclinical, nonclinical, developmental, publication, clinical or regulatory milestones; scientific or technological advances; R&D or manufacturing capabilities; cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of the Company’s common stock; economic value-added; acquisitions or strategic transactions, including licenses, collaborations or joint ventures; financing or other capital raising transactions; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; total shareholder return; gross or net profit levels; productivity; expense; efficiency; margins; operating efficiency; satisfaction of, or other achievement metrics relating to, key third parties; working capital; earnings (loss) per share of the Company’s common stock; bookings, new bookings or renewals; sales or market shares; number of prescriptions or prescribing physicians; coverage decisions; leadership development, employee retention, and recruiting and other human resources matters; operating income and/or net annual recurring revenue, any of which may be (A) measured in absolute terms or compared to any incremental increase, (B) measured in terms of growth, (C) compared to another company or companies or to results of a peer group, (D) measured against the market as a whole and/or as compared to applicable market indices and/or (E) measured on a pre-tax or post- tax basis (if applicable).

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive officer. The corporate performance goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each such performance period, but no later than two and one-half months after the end of the fiscal year in which the performance period ends. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment, unless otherwise determined by the compensation committee. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion and provides the compensation committee with discretion to adjust the size of the award as it deems appropriate.

Employee Benefit Plans

Pardes’s named executive officers are eligible to participate in Pardes’s employee benefit plans, including Pardes’s medical, dental, vision, group life and accidental death and dismemberment insurance plans, in each case, on the same basis as all of Pardes’s other employees. Pardes also maintains a 401(k) plan for the benefit of its eligible employees, including the named executive officers, as discussed in the section “401(k) Plan” below.

401(k) Plan

Pardes maintains a 401(k) retirement savings plan (the “401(k) Plan”) that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Under the 401(k) Plan, eligible employees may defer eligible compensation subject to applicable annual contribution limits imposed by the Internal Revenue Service. Pardes employees’ pre-tax contributions are allocated to each participant’s individual account and participants are immediately and fully vested in their contributions. The 401(k) Plan is intended to be qualified under Section 401(a) of the Code with the 401(k) Plan’s related trust intended to be tax exempt under Section 501(a) of the Code.

DIRECTOR COMPENSATION

The following table presents the total compensation for each person (i) who served as a non-employee member of Pardes’ board of directors during 2021, (ii) who will serve as a director of the Company following the Closing, and (iii) who received compensation for such service during the fiscal year ended December 31, 2021. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards to, or pay any other compensation to such individuals. Uri A. Lopatin, M.D, our Chief Executive Officer, did not receive any compensation for his service as a member of our board of directors during 2021. Dr. Lopatin’s compensation for services as an employee for fiscal 2021 is presented in “Executive Compensation – 2021 Summary Compensation Table.”

Director Compensation Table – 2021

Name	Fees earned or paid in cash ($)(1)	Option Awards ($)		Restricted Stock Awards ($)		Total ($)
Mark Auerbach	2,096	489,450	(2)	1	(3)(6)	491,547
Deborah M. Autor	1,060	725,850	(2)(3)(4)	—		726,910
Laura J. Hamill	1,245	726,019	(2)(3)(5)	—		727,264
J. Jay Lobell	1,295	489,450	(2)	—		490,745
James B. Tananbaum	1,085	489,450	(2)	—		490,535
Michael D. Varney	1,060	489,450	(2)	1	(3)(6)	490,511

(1)	Represents the pro-rated fees for the non-employee directors who were appointed to serve as a director of Pardes on December 23, 2021 in connection with the Business Combination.
(2)

On December 23, 2021, each non-employee director was granted an option award to purchase 75,000 shares of our Common Stock at an exercise price of $9.80 per share for board services. Subject to continuous service through the applicable vesting date, the option vests over 3 years in equal monthly installments with the first installment on the first month anniversary of the vesting commencement date. This option has a grant date fair value of $489,450, calculated in accordance with the provisions of FASB ASC Topic 718. The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the stock options was assumed risk-free interest rate of 1.3%, assumed volatility of 78.3%, expected option life of 5.8 years and expected dividend yield of 0%. These amounts do not reflect the actual economic value that will be realized by our directors upon the vesting, exercise, or the sale of the share of common stock underlying such awards.

(3)

Includes awards issued by Old Pardes in 2021 to such individuals prior to the consummation of the Business Combination. In connection with the Business Combination, and pursuant to the Merger Agreement, each outstanding option to purchase shares of Old Pardes common stock was converted into an option to purchase shares of our Common Stock equal to the number of shares subject to such option prior to the consummation of the Business Combination multiplied by 1.4078 (rounded down to the nearest share), with the per share exercise price equal to the exercise price divided by 1.4078 (rounded up to the nearest cent). Such converted options shall remain subject to the same terms and conditions as set forth under the applicable option award prior to the conversion, but was assumed and reissued under the 2021 Stock Option and Incentive Plan. In connection with the Business Combination, and pursuant to the Merger Agreement, outstanding restricted stock of Old Pardes common stock was converted in restricted shares of our Common Stock equal to the number of shares subject to the restricted stock award multiplied by 1.4078 with the converted repurchase price equal to the purchase price divided by 1.4078. Such restricted stock shall remain subject to the same terms and conditions set forth under the applicable restricted stock award agreement.

(4)

As adjusted for the Business Combination as described in footnote (3), on August 1, 2021, Ms. Autor was granted an option to purchase 70,390 shares of our Common Stock at an exercise price of $6.95 for board services. Subject to continuous service through the applicable vesting date, the option vests over 4 years in equal monthly installments with the first installment vesting on the first month anniversary of the vesting commencement date. This option has a grant date fair value of $236,400, calculated in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of the grant date fair value is included in Note 5 to Pardes’s financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that will be realized by Ms. Autor upon the vesting, exercise, or the sale of the share of common stock underlying such award.
(5)

As adjusted for the Business Combination as described in footnote (3), on July 27, 2021, Ms. Hamill was granted an option to purchase 70,390 shares of our Common Stock at an exercise price of $6.95 for board services. Subject to continuous service through the applicable vesting date, the option vests over 4 years in equal monthly installments with the first installment vesting on the first month anniversary of the vesting commencement date. This option has a grant date fair value of $236,569, calculated in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of the grant date fair value is included in Note 5 to Pardes’s financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that will be realized by Ms. Autor upon the vesting, exercise, or the sale of the share of common stock underlying such award.

(6)

As adjusted for the Business Combination as described in footnote (3), Mr. Auerbach and Mr. Varney received 70,390 shares and 35,195 shares, respectively, of restricted stock awards during 2021 for board services. The amounts reported represent the aggregate grant date fair value of the restricted stock awards granted to such individuals during 2021, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the restricted stock awards reported in this column are set forth in Note 5 to Pardes’s financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these restricted stock awards and do not correspond to the actual economic value that may be received by our non-employee directors upon the vesting of the restricted stock awards or any sale of the underlying shares of Pardes common stock.

As of December 31, 2021, the aggregate number of shares of Common Stock subject to outstanding options to purchase Common Stock held by our non-employee directors was as follows: 75,000 shares for each of Mr. Auerbach, Mr. Lobell, Dr. Tananbaum and Dr. Varney and 145,390 shares for each Ms. Autor and Ms. Hamill.

As of December 31, 2021, the aggregate number of shares of Common Stock subject to unvested restricted stock awards held by our non-employee directors was as follows: 54,259 for Mr. Auerbach and 50,594 for Dr. Varney.

Non-Employee Director Compensation Policy

We adopted a non-employee director compensation policy that is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, our non-employee directors are eligible to receive cash retainers (which will be prorated for partial years of service) and equity awards as set forth below:

Annual Retainer for Board Membership
Annual service on the board of directors	$35,000
Additional retainer for annual service as non-executive chairperson	$30,000

Additional Annual Retainer for Committee Membership
Annual service as audit committee chairperson	$15,000
Annual service as member of the audit committee (other than chair)	$7,500
Annual service as compensation committee chairperson	$10,000
Annual service as member of the compensation committee (other than chair)	$5,000
Annual service as nominating and corporate governance committee chairperson	$8,000
Annual service as member of the nominating and corporate governance committee (other than chair)	$4,000
Annual service as science and technology committee chairperson	$8,000
Annual service as member of the science and technology committee (other than chair)	$4,000

In addition, our policy provides that, upon initial election or appointment to the Board, each non-employee director will be granted a non-statutory stock option to purchase 75,000 shares of our Common Stock of Pardes on the date of such director’s election or appointment to the board of directors, (“the Director Initial Grant”), subject to market checks around the time the award is granted. The Director Initial Grant will vest in substantially equal monthly installments over the three years, subject to a continued service relationship with Pardes. On the date of each annual meeting of stockholders of Pardes, each non-employee director who will continue as a non-employee director following such meeting will be granted an annual award of a non-statutory stock option to purchase 37,500 shares of Common Stock of Pardes, (the “Director Annual Grant”), subject to market checks around the time the award is granted. If a new non-employee director joins the Board and receives a Director Initial Grant within three months of the annual meeting of stockholders, then such non-employee director will not be granted a Director Annual Grant at that annual meeting of stockholders. The Director Annual Grant will vest in substantially equal monthly installments over twelve months but shall vest in full on the date of our next annual meeting of stockholders if earlier than the first anniversary of the grant date, subject to a continued service relationship with Pardes. The Director Initial Grant and Director Annual Grant are subject to full acceleration vesting upon the sale of our company. All of the foregoing stock options would be granted with a per share exercise price equal to the fair market value of a share of our Common Stock on the date of grant and would have a 10-year term.

The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any non-employee director of Pardes in a calendar year period will not exceed $1,000,000 in the first calendar year such individual becomes a non-employee director and $750,000 in any other calendar year.

Director’s fees are prorated to the date the director is appointed or elected. We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of the Board or any committee thereof.

Employee directors will receive no additional compensation for their service as a director.

DESCRIPTION OF PARDES’S SECURITIES

The following summary of certain provisions of our securities does not purport to be complete and is subject to the Charter, the Bylaws and the provisions of applicable law. Copies of the Charter and the Bylaws are attached to this prospectus as Exhibits 3.1 and 3.2, respectively.

Authorized and Outstanding Stock

The Charter authorizes the issuance of 260,000,000 shares, consisting of 250,000,000 shares of Common Stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value. As of January 17, 2022, 62,378,996 shares of Common Stock and no shares of preferred stock are outstanding.

Common Stock

The Charter provides the following with respect to the rights, powers, preferences and privileges of the Common Stock.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Common Stock possess all voting power for the election of Pardes’s directors and all other matters requiring stockholder action. Holders of Common Stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Holders of Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by Pardes’s board of directors in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on Common Stock unless the shares of Common Stock at the time outstanding are treated equally and identically.

Liquidation, Dissolution and Winding Up

In the event of Pardes’s voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of the Common Stock will be entitled to receive an equal amount per share of all of Pardes’s assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied.

Preemptive or Other Rights

There are no sinking fund provisions applicable to the Common Stock.

Preferred Stock

Pardes’s board of directors has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of Pardes Preferred Stock could have the effect of decreasing the trading price of Pardes Common Stock, restricting dividends on the capital stock of Pardes, diluting the voting power of the Pardes Common Stock, impairing the liquidation rights of the capital stock of Pardes, or delaying or preventing a change in control of Pardes.

Election of Directors and Vacancies

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances and the terms and conditions of the Voting Agreement, the number of directors of the Pardes board of directors shall be fixed solely and exclusively by resolution duly adopted from time to time by the Pardes board of directors, but shall initially consist of seven (7) directors, which shall be divided into three (3) classes, designated Class I, II and III, with Class I consisting of two (2) directors, Class II consisting of two (2) directors and Class III consisting of three (3) directors.

Under the Bylaws, at all meetings of stockholders called for the election of directors, a plurality of the votes properly cast will be sufficient to elect such directors to the Pardes Board.

Except as the DGCL or the Voting Agreement may otherwise require and subject to the rights, if any, of the holders of any series of Pardes Preferred Stock, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies on the Pardes board of directors, including unfilled vacancies resulting from the removal of directors, may be filled only by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. All directors will hold office until the expiration of their respective terms of office and until their successors will have been elected and qualified. A director elected or appointed to fill a vacancy resulting from the death, resignation or removal of a director or a newly created directorship will serve for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until his or her successor will have been elected and qualified.

Subject to the rights, if any, of any series of Pardes Preferred Stock, any director may be removed from office only with cause and only by the affirmative vote of the holders of not less than two-thirds of the outstanding voting stock (as defined below) of Pardes then entitled to vote at an election of directors. Any such director proposed to be removed from office is entitled to advance written notice as described in the Certificate of Incorporation. Subject to the terms and conditions of the Voting Agreement, in case the Pardes board of directors or any one or more directors should be so removed, new directors may be elected at the same time for the unexpired portion of the full term of the director or directors so removed.

In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by Pardes, subject, nevertheless, to the provisions of the DGCL, the Certificate of Incorporation and to any Bylaws adopted and in effect from time to time; provided, however, that no Bylaw so adopted will invalidate any prior act of the directors which would have been valid if such Bylaw had not been adopted.

Notwithstanding the foregoing provisions, any director elected pursuant to the right, if any, of the holders of Pardes Preferred Stock to elect additional directors under specified circumstances will serve for such term or terms and pursuant to such other provisions as specified in the relevant certificate of designations related to the Pardes Preferred Stock.

For more information on the Voting Agreement, see “Certain Relationships and Related Person Transactions.”

Quorum

The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise required by law or provided by the Certificate of Incorporation. If, however, such quorum will not be present or represented at any meeting of the stockholders, the holders of a majority of the voting power present in person or represented by proxy, will have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present or represented. At such adjourned meeting at which a quorum will be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Anti-Takeover Provisions

Charter and Bylaws

Among other things, the Charter and Bylaws:

•

permit Pardes’s board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

•	provide that the authorized number of directors may be changed only by resolution of Pardes’s board of directors;

•

provide that, subject to the rights of any series of preferred stock to elect directors, directors may be removed only with cause by the holders of at least 66 2/3% of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•	provide that Special Meetings of Pardes’s stockholders may be called Pardes’s board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

•

provide that Pardes’s board of directors will be divided into three classes of directors, with the classes to be as nearly equal as possible, and with the directors serving three-year terms, therefore making it more difficult for stockholders to change the composition of our board of directors; and

•

not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The combination of these provisions will make it more difficult for the existing stockholders to replace Pardes’s board of directors as well as for another party to obtain control of Pardes by replacing Pardes’s board of directors. Because Pardes’s board of directors has the power to retain and discharge its officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for Pardes’s board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of Pardes’s board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce Pardes’s vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for Pardes’s shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock.

Delaware Anti-Takeover Law

Pardes is subject to Section 203 of the Delaware General Corporation Law. Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e. a stockholder owning 15% or more of company’s voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.

Limitations on Liability and Indemnification of Officers and Directors

The Certificate of Incorporation limits the liability of the directors of Pardes to the fullest extent permitted by the DGCL, and the Bylaws provide that we will indemnify them to the fullest extent permitted by such law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. Under the terms of such indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of Pardes or any of its subsidiaries or was serving at Pardes’s request in an official capacity for another entity. We must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance within 10 days of such request all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Exclusive Jurisdiction of Certain Actions

The Bylaws require, to the fullest extent permitted by law, unless Pardes consents in writing to the selection of an alternative forum, that derivative actions brought in the name of Pardes, actions against directors, officers and employees for breach of fiduciary duty, actions asserting a claim arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws, actions to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws and actions asserting a claim against Pardes governed by the internal affairs doctrine may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits Pardes by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

In addition, the Bylaws require that, unless Pardes consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act.

Transfer Agent

The transfer agent for our common stock is Continental Stock Transfer & Trust Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the Common Stock as of January 17, 2022:

•	each person who is known to be the beneficial owner of more than 5% of Pardes’s outstanding Common Stock immediately following the closing of the Business Combination;

•	each of Pardes’s current executive officers and directors; and

•	all executive officers and directors of Pardes as a group following the closing of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Unless otherwise indicated, Pardes believes that all persons named in the table have sole voting and investment power with respect to all Common Stock beneficially owned by them. Unless otherwise noted, the business address of each of the executive officers and directors of Pardes is 2173 Salk Ave., Suite 250, PMB#052, Carlsbad, CA 92008. The percentage of shares beneficially owned is based on 62,378,996 shares of Common Stock outstanding as of January 17, 2022:

Name and Address of Beneficial Owner	Number of Shares	%
Directors and Officers:
Uri A. Lopatin, M.D.(1)	5,679,746	9.1
Heidi Henson(2)	382,184	*
Lee D. Arnold, Ph.D.(3)	2,815,585	4.5
Brian P. Kearney, PharmD(4)	457,533	*
Sean P. Brusky	—	—
Elizabeth H. Lacy(5)	268,483	*
Philippe Tinmouth	—	—
Mark Auerbach(6)	74,556	*
Deborah M. Autor(7)	14,431	*
Laura J. Hamill(8)	14,431	*
J. Jay Lobell(9)	3,595,431	5.8
Michael D. Varney, Ph.D. (10)	74,556	*
James B. Tananbaum, M.D.(11)	14,631,988	23.5
All Directors and Executive Officers as a group (13 individuals)	28,008,924	44.8
Five Percent Holders:
Entities affiliated with FS Development Holdings II, LLC(11)	14,627,822	23.4
Khosla Ventures(12)	6,151,766	9.9
RA Capital Healthcare Fund, L.P. (14)	4,691,115	7.5
GMF Pardes LLC(9)	3,591,265	5.8
Certain funds and accounts advised or subadvised by T. Rowe Price Associates, Inc. (13)	3,212,475	5.1

*	Less than one percent.
(1)

Uri A. Lopatin, M.D. and Lopatin Descendants’ Trust are the record holders, respectively, of 5,327,798 and 351,948 shares of Common Stock. Uri A. Lopatin, M.D. and Katherine Lopatin are co-trustees of the Lopatin Descendants’ Trust and have sole voting and investment discretion over the shares described above. At March 18, 2022, 2,815,585 shares remain subject to a right of repurchase.

(2)

Consists of 316,753 restricted shares of Common Stock held by Ms. Henson, of which 186,974 shares remain subject to a right of repurchase at March 18, 2022 and 65,431 shares of Common Stock issuable to Ms. Henson pursuant to options exercisable within 60 days of January 17, 2022.

(3)	Consists of 2,815,585 restricted shares of Common Stock held by Dr. Arnold, of which 1,525,109 shares remain subject to a right of repurchase at March 18, 2022.
(4)	Consists of 457,533 restricted shares of Common Stock held by Dr. Kearney, of which 295,491 shares remain subject to a right of repurchase at March 18, 2022.
(5)

Consists of 211,169 restricted shares of Common Stock held by Ms. Lacy, of which 136,380 shares remain subject to a right of repurchase at March 18, 2022 and 57,314 shares of Common Stock issuable to Ms. Lacy pursuant to options exercisable within 60 days of January 17, 2022.

(6)

Consists of 70,390 restricted shares of Common Stock held by Mr. Auerbach, of which 49,860 shares remain subject to a right of repurchase at March 18, 2022 and 4,166 shares of Common Stock issuable to Mr. Auerbach pursuant to options exercisable within 60 days of January 17, 2022.

(7)	Consists of 14,431 shares of Common Stock issuable to Ms. Autor pursuant to options exercisable within 60 days of January 17, 2022.
(8)	Consists of 14,431 shares of Common Stock issuable to Ms. Hamill pursuant to options exercisable within 60 days of January 17, 2022.
(9)

Consists of (i) 3,091,265 shares of Common Stock held by GMF Pardes LLC and (ii) 500,000 shares of Common Stock issued in the PIPE Investment. Mr. Lobell, in his capacity as managing member of GMF Pardes LLC, may be deemed to have sole voting and investment discretion over the shares described above. Mr. Lobell disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein. Also consists of 4,166 shares of Common Stock issuable to Mr. Lobell pursuant to options exercisable within 60 days of January 17, 2022.

(10)

Consists of 70,390 restricted shares of Common Stock held by Dr. Varney, of which 46,927 shares remain subject to a right of repurchase at March 18, 2022 and 4,166 shares of Common Stock issuable to Mr. Varney pursuant to options exercisable within 60 days of January 17, 2022.

(11)

FS Development Holdings II, LLC is the record holder of 5,543,750 shares of Common Stock. Foresite Capital Management V, LLC (“FCM V”), as the general partner of Foresite Capital Fund V, L.P. (“FCF V LP”), and Foresite Capital Opportunity Management V, LLC (“FCOM V”), as the general partner of Foresite Capital Opportunity Fund V, L.P. (“Opportunity V”), with FCF V LP and Opportunity V being the sole members of FS Development Holdings II, LLC, have voting and investment discretion with respect to the common stock held of record by FS Development Holdings II, LLC. Each of FCF V LP and Opportunity V was issued 500,000 shares of Common Stock in the PIPE Investment. FCF V LP and Opportunity V also received, respectively, 5,966,140 and 1,792,932 shares of Common Stock as Merger Consideration. In addition, each of FCF V LP and Opportunity V purchased 162,500 shares in a block trade. Dr. Tananbaum, in his capacity as managing member of each of FCM V and FCOM V, may be deemed to have sole voting and investment discretion over the shares described above. Each of FCM V, FCOM V, and Dr. Tananbaum disclaim beneficial ownership of these shares except to the extent of any pecuniary interest therein. With respect to Dr. Tananbaum only, also consists of 4,166 shares of Common Stock issuable to Dr. Tananbaum pursuant to options exercisable within 60 days of January 17, 2022.

(12)

Consists of (i) 3,400,464 shares of Common Stock held by Khosla Ventures Seed D, LP (“Seed D”) and (ii) 2,751,302 shares of Common Stock held by Khosla Ventures VII, LP (“KV VII”). The general partner of Seed D is Khosla Ventures Seed Associates D, LLC (“KVSA D”). The general partner of KV VII is Khosla Ventures Associates VII, LLC (“KVA VII”). VK Services, LLC (“VK Services”), is the sole manager of KVSA D and KVA VII. Vinod Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVSA D may be deemed to share voting and dispositive power over the shares held by Seed D. Mr. Khosla, VK Services and KVSA D disclaim beneficial ownership of the shares held by Seed D, except to the extent of their respective pecuniary interests therein. Each of Mr. Khosla, VK Services and KVA VII may be deemed to share voting and dispositive power over the shares held by KV VII. Mr. Khosla, VK Services and KVA VII disclaim beneficial ownership of such shares held by KV VII, except to the extent of their respective pecuniary interests therein. The address for Mr. Khosla, and each of the foregoing entities is 2128 Sand Hill Road, Menlo Park, California 94025.

(13)	Based solely upon a Schedule 13G/A filed on January 10, 2022, by T. Rowe Price Associates, Inc. on behalf of T. Rowe Price Associates, Inc. and T. Rowe Price New Horizons Fund, Inc.
(14)

Consists of (i) 2,691,115 shares of Common Stock held of record by RA Capital Healthcare Fund, L.P., and (ii) 2,000,000 shares of Common Stock purchased in the PIPE Investment by RA Capital Healthcare Fund, L.P. The address for the persons and entities set forth herein is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

SELLING SECURITYHOLDERS

This prospectus relates to the resale by the Selling Securityholders from time to time of up to an aggregate of 39,757,419 shares of common stock consisting of (i) Founder Shares and Private Placement Shares, (ii) shares that were issued to the PIPE Investors in the PIPE Investment and (iii) shares issued to certain Pardes Equityholders at the Closing of the Business Combination. The Selling Securityholders (other than the Pardes Equityholders, the Sponsor and the former directors of FSDC II) may from time to time offer and sell any or all of the securities set forth below pursuant to this prospectus and any accompanying prospectus supplement. Subject to the lapse of applicable lockup agreements, the Pardes Equityholders, the Sponsor and the former directors of FSDC II that are the Selling Securityholders may from time to time offer and sell any or all of the securities set forth below pursuant to this prospectus and any accompanying prospectus supplement. When we refer to the “Selling Securityholders” in this prospectus, we mean the persons listed in the table below, their permitted transferees and others who later come to hold any of the Selling Securityholders’ interest in the common stock other than through a public sale.

The following table sets forth, as of the date of this prospectus, the names of the Selling Securityholders, the aggregate number of shares of common stock beneficially owned, the aggregate number of shares of common stock that the Selling Securityholders may offer pursuant to this prospectus and the number of shares of common stock beneficially owned by the Selling Securityholders after the sale of the securities offered hereby. The percentage of beneficial ownership after the offered securities are sold is calculated based on 62,378,996 shares of common stock outstanding as of January 17, 2022.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the tables have sole voting and sole investment power with respect to all securities that they beneficially own, subject to community property laws where applicable.

We cannot advise you as to whether the Selling Securityholders will in fact sell any or all of such common stock. In addition, the Selling Securityholders may sell, transfer or otherwise dispose of, at any time and from time to time, the common stock in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus. For purposes of this table, we have assumed that the Selling Securityholders will have sold all of the securities covered by this prospectus upon the completion of the offering.

Selling Securityholder information for each additional Selling Securityholder, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such Selling Securityholder’s shares pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each Selling Securityholder and the number of shares registered on its behalf. A Selling Securityholder may sell or otherwise transfer all, some or none of such shares in this offering. See “Plan of Distribution.”

	Securities Beneficially Owned prior to the Offering	Securities Being Offered in the Offering	Securities Beneficially Owned After the Offered Securities are Sold
Selling Securityholders(1)	Shares of Common Stock	Shares of Common Stock	Shares of Common Stock	%
Funds associated with Foresite Capital(*) (2)	9,084,072	8,759,072	325,000	0.52%
FS Development Holdings II, LLC (**) (3)	5,543,750	5,543,750	—	—
Daniel Dubin, MD (**) (4)	30,000	30,000	—	—
Owen Hughes (**) (5)	30,000	30,000	—	—
Deepa Pakianathan, Ph.D. (**) (6)	30,000	30,000	—	—
GMF Pardes LLC (*) (7)	3,591,265	3,591,265	—	—
RA Capital Healthcare Fund, L.P. (8)	4,691,115	2,000,000	2,691,115	4.31%
Certain funds and accounts advised or subadvised by T. Rowe Price Associates, Inc. (9)	3,212,475	600,000	2,612,475	4.19%
Gilead Sciences, Inc. (10)	2,000,000	2,000,000	—	—
Frazier Life Sciences IX, L.P. (11)	2,457,507	1,000,000	1,457,507	2.34%
Funds affiliated with Ecor1 Capital LLC (12)	1,397,139	200,000	1,197,139	1.92%
Funds affiliated with Monashee Investment Management LLC (13)	300,000	200,000	100,000	0.16%
Funds affiliated with Khosla Ventures (*) (14)	6,151,766	6,151,766	—	—
Uri A. Lopatin, M.D.(*)(+)	5,327,798	5,327,798	—	—
Lopatin Descendants’ Trust(*)	351,948	351,948	—	—
Lee Arnold(*)(+)	2,815,585	2,815,585	—	—
Mark Auerbach(*)(+)(15)	74,556	70,390	4,166	(*** )
Michael D. Varney, Ph.D.(*)(+)(16)	74,556	70,390	4,166	(*** )
Brian Kearney(*)(+)	457,533	457,533	—	—
Heidi Henson(*)(+)(17)	382,184	316,753	65,431	(*** )
Elizabeth H. Lacy(*)(+)(18)	268,483	211,169	57,314	(*** )

(*)	Certain of these shares are subject to contractual lockup for 180 days following the Closing Date as described under “Certain Relationships and Related Person Transactions.”
(**)

These shares are subject to various contractual lockup provisions of not less than 180 days following the Closing Date and up to one year following the Closing Date as described under “Certain Relationships and Related Person Transactions.”

(***)	Less than one percent.
(+)	These shares may only be sold to the extent the shares have vested and the repurchase option in favor of Pardes has lapsed.
(1)	Unless otherwise noted, the business address of each of those listed in the table above is 2173 Salk Ave., Suite 250, PMB #052, Carlsbad, CA 92008.
(2)

Consists of (i) 2,455,432 shares of Common Stock held of record by Foresite Capital Opportunity Fund V, L.P., of which 1,792,932 shares were received in connection with the Closing of the Business Combination, 500,000 shares were purchased in the PIPE Investment and 162,500 were purchased in the market prior to Closing, and (ii) 6,628,640 shares of Common Stock held of record by Foresite Capital Fund V, L.P., of which 5,966,140 were received in connection with the Closing of the Business Combination, 500,000 shares purchased in the PIPE Investment, and 162,500 shares were purchased in the market prior to Closing. The address of the funds associated with Foresite Capital is 900 Larkspur Landing Circle, Suite 150, Larkspur, California 94939.

(3)

Consists of (i) 4,941,250 Founder Shares held of record by FS Development Holdings II, LLC and (ii) 602,500 Private Placement Shares held of record by FS Development Holdings II, LLC. The address of FS Development Holdings II, LLC, the Sponsor, is 900 Larkspur Landing Circle, Suite 150, Larkspur, California 94939.

(4)	The address of Daniel Dubin, M.D. is 56 Radcliffe Road, Weston, MA 02493.
(5)	The address of Owen Hughes is 31 Candy Hill Lane, Sudbury, MA 01776.

(6)	The address of Deepa Pakianathan, Ph.D. is 145 Fallen Leaf Drive, Hillsborough, CA 94010.
(7)

Consists of (i) 3,091,265 shares of Common Stock received in connection with the Closing of the Business Combination by GMF Pardes LLC and (ii) 500,000 shares purchased in the PIPE Investment by GMF Pardes LLC. The address of GMF Pardes, LLC is 650 Madison Ave., New York, NY 10022.

(8)

Consists of (i) 2,691,115 shares of Common Stock held of record by RA Capital Healthcare Fund, L.P., and (ii) 2,000,000 shares of Common Stock purchased in the PIPE Investment by RA Capital Healthcare Fund, L.P. RA Capital Management, L.P. is the investment manager for RA Capital Healthcare Fund, L.P. (“RACHF”). The general partner of RA Capital Management, L.P. is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are the managing members. Each of Mr. Kolchinsky and Mr. Shah may be deemed to have voting and investment power over the shares held by RACHF. Mr. Kolchinsky and Mr. Shah disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The address of RA Capital Healthcare Fund, L.P. is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(9)

Consists of (i) 530,954 shares of Common Stock purchased in the PIPE Investment held by T. Rowe Price Health Sciences Fund, Inc., (ii) 45,107 shares of Common Stock purchased in the PIPE Investment held by TD Mutual Funds – TD Health Sciences Fund, (iii) 23,939 shares of Common Stock purchased in the PIPE Investment held by T. Rowe Price Health Sciences Portfolio, (iv) 1,237,291 beneficially owned by T. Rowe Price New Horizons Fund, Inc., and (v) 1,375,184 shares of Common Stock beneficially owned by T. Rose Price Associates, Inc. T. Rowe Price Associates, Inc. (“TRPA”) serves as investment adviser or subadviser with power to direct investments and/or sole power to vote the securities owned by the T. Rowe Accounts as well as securities owned by certain other individual and institutional investors. For purposes of reporting requirements of the Securities Exchange Act of 1934, TRPA may be deemed to be the beneficial owner of all of the shares of Common Stock purchased in the PIPE Investment; however, TRPA expressly disclaims that it is, in fact, the beneficial owner of such securities. T. Rowe Price Investment Services, Inc. (“TRPIS”), a registered broker-dealer (and FINRA member), is a subsidiary of TRPA. TRPIS was formed primarily for the limited purpose of acting as the principal underwriter and distributor of shares of the funds in the T. Rowe Price fund family and complements the other services provided to shareholders of the T. Rowe Price funds. TRPA is the wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. The address of each entity is T. Rowe Price Associates, Inc., 100 East Pratt Street, Baltimore, MD 21202.

(10)	The address of Gilead Sciences, Inc. is 333 Lakeside Drive, Foster City, CA 94404.
(11)

Consists of 1,000,00 shares of Common Stock purchased by Frazier Life Sciences IX, L.P. in the PIPE Investment and 1,457,507 shares beneficially owned by funds affiliated with Frazier Life Sciences. The address of Frazier Life Sciences IX, L.P. is 70 Willow Road #200, Menlo Park, CA 94025.

(12)

Consists of (i) 1,197,139 shares of Common Stock beneficially owned by funds affiliated with EcoR1 Capital LLC, (ii) 173,840 shares of Common Stock purchased in the PIPE Investment by EcoR1 Capital Fund Qualified, L.P., and (iii) 26,160 shares of Common Stock purchased in the PIPE Investment by EcoR1 Capital Fund, L.P. The address of the funds associated with EcoR1 Capital LLC is 357 Tehama Street #3, San Francisco, CA 94103.

(13)

Consists of (i) 48,458 shares of Common Stock purchased in the PIPE Investment by BEMAP Master Fund Ltd; (ii) 9,692 shares of Common Stock purchased in the PIPE Investment by Monashee Managed Account SP; (iii) 6,736 shares of Common Stock purchased in the PIPE Investment by Bespoke Alpha MAC MIM LP; (iv) 8,203 shares of Common Stock purchased in the PIPE Investment by SFL SPV I LLC; (v) 54,834 shares of Common Stock purchased in the PIPE Investment by DS Liquid Div RVA MON LLC; (vi) 42,485 shares of Common Stock purchased in the PIPE Investment by Monashee Solitario Fund LP; and (vii) 29,592 shares of Common Stock purchased in the PIPE Investment by Monashee Pure Alpha SPV I LP. The address of the funds associated with Monashee Investment Management, LLC is 75 Park Plaza, 2nd Floor, Boston, MA 02116.

(14)

Consists of (i) 3,400,464 shares of Common Stock received in connection with the Closing of the Business Combination by Khosla Ventures Seed D, LP and (ii) 2,751,302 shares of Common Stock received in connection with the Closing of the Business Combination by Khosla Ventures VII, LP. The address of the funds associated with Khosla Ventures is 2128 Sand Hill Rd., Menlo Park, CA 94025.

(15)

Consists of 70,390 restricted shares of Common Stock held by Mr. Auerbach, of which 49,860 shares remain subject to a right of repurchase at March 18, 2022 and 4,166 shares of Common Stock issuable to Mr. Auerbach pursuant to options exercisable within 60 days of January 17, 2022.

(16)

Consists of 70,390 restricted shares of Common Stock held by Dr. Varney, of which 46,927 shares remain subject to a right of repurchase at March 18, 2022 and 4,166 shares of Common Stock issuable to Mr. Varney pursuant to options exercisable within 60 days of January 17, 2022.

(17)

Consists of 316,753 restricted shares of Common Stock held by Ms. Henson, of which 186,974 shares remain subject to a right of repurchase at March 18, 2022 and 65,431 shares of Common Stock issuable to Ms. Henson pursuant to options exercisable within 60 days of January 17, 2022.

(18)

Consists of 211,169 restricted shares of Common Stock held by Ms. Lacy, of which 136,380 shares remain subject to a right of repurchase at March 18, 2022 and 57,314 shares of Common Stock issuable to Ms. Lacy pursuant to options exercisable within 60 days of January 17, 2022.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our shares of common stock, which we refer to as our securities. This discussion applies only to securities that are held as capital assets for U.S. federal income tax purposes and is applicable only to holders who are receiving our securities in this offering.

This discussion is a summary only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors (such as the effects of Section 451 of the Internal Revenue Code of 1986, as amended (the “Code”)), including but not limited to:

•	financial institutions or financial services entities;

•	broker-dealers;

•	governments or agencies or instrumentalities thereof;

•	regulated investment companies;

•	real estate investment trusts;

•	expatriates or former long-term residents of the U.S.;

•	persons that actually or constructively own five percent or more of our voting shares;

•	insurance companies;

•	dealers or traders subject to a mark-to-market method of accounting with respect to the securities;

•	persons holding the securities as part of a “straddle,” hedge, integrated transaction or similar transaction;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other pass-through entities for U.S. federal income tax purposes and any beneficial owners of such entities; and

•	tax-exempt entities.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

We have not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity or arrangement classified as a partnership or other pass-through entity for United States federal income tax purposes) is the beneficial owner of our securities, the United States federal income tax treatment of a partner or member in the partnership or other pass-through entity generally will depend on the status of the partner or member and the activities of the partnership or other pass-through entity. If you are a partner or member of a partnership or other pass-through entity holding our securities, we urge you to consult your own tax advisor.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES. EACH PROSPECTIVE INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY UNITED STATES FEDERAL NON-INCOME, STATE, LOCAL, AND NON-U.S. TAX LAWS.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of our shares of common stock who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a U.S. person.

Taxation of Distributions. If we pay distributions in cash or other property (other than certain distributions of our stock or rights to acquire our stock) to U.S. holders of shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of common stock” below.

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder may constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of common stock. Upon a sale or other taxable disposition of our common stock, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the common stock. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the common stock so disposed of exceeds one year. If the holding period requirements are not satisfied, any gain on a sale or taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in its common stock so disposed of. A U.S. holder’s adjusted tax basis in its common stock generally will equal the U.S. holder’s acquisition cost for the common stock or less, in the case of a share of common stock, any prior distributions treated as a return of capital. In the case of any shares of common stock originally acquired as part of an investment unit, the acquisition cost for the share of common stock that were part of such unit would equal an allocable portion of the acquisition cost of the unit based on the relative fair market values of the components of the unit at the time of acquisition.

Information Reporting and Backup Withholding. In general, information reporting requirements may apply to dividends paid to a U.S. holder and to the proceeds of the sale or other disposition of our shares of common stock, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Any amounts withheld under the backup withholding rules generally should be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. holder.” As used herein, the term “Non-U.S. holder” means a beneficial owner of our common stock who or that is for U.S. federal income tax purposes:

•	a non-resident alien individual (other than certain former citizens and residents of the U.S. subject to U.S. tax as expatriates);

•	a foreign corporation or

•	an estate or trust that is not a U.S. holder;

but generally does not include an individual who is present in the U.S. for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership or sale or other disposition of our securities.

Taxation of Distributions. In general, any distributions we make to a Non-U.S. holder of shares of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the common stock, which will be treated as described under “Non-U.S. Holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of common stock” below.

The withholding tax does not apply to dividends paid to a Non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of common stock. A Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our common stock, unless:

•

the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder); or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held our common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of our common stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of our common stock. There can be no assurance that our common stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower treaty rate).

If the second bullet point above applies to a Non-U.S. holder, gain recognized by such holder on the sale, exchange or other disposition of our common stock will be subject to tax at generally applicable U.S. federal income tax rates. Information Reporting and Backup Withholding. Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our shares of common stock. A Non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes. Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends (including constructive dividends) on our common stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other Non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Prospective investors should consult their tax advisers regarding the effects of FATCA on their investment in our securities.

PLAN OF DISTRIBUTION

We are registering the possible offer and sale from time to time by the Selling Securityholders, or their permitted transferees, of up to an aggregate of 39,757,419 shares of our common stock that were issued to (i) PIPE Investors in a private placement in connection with the closing of the Business Combination, (ii) Sponsor or its Affiliates prior to the closing of the Business Combination, (iii) certain Pardes Equityholders in connection with the Closing of the Business Combination. We are also registering any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

We will not receive any proceeds from the sale of shares of common stock by the Selling Securityholders pursuant to this prospectus. The Selling Securityholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Securityholders incurred by the Selling Securityholders in disposing of the securities. We will bear all other costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accountants.

The securities beneficially owned by the Selling Securityholders covered by this prospectus may be offered and sold from time to time by the Selling Securityholders. The term “Selling Securityholders” includes donees, pledgees, transferees or other successors-in-interest selling securities received after the date of this prospectus from a Selling Securityholder as a gift, pledge, partnership distribution or other transfer. The Selling Securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. Each Selling Securityholder reserves the right to accept and, together with its respective agents, to reject, any proposed purchase of securities to be made directly or through agents. The Selling Securityholders and any of their permitted transferees may sell their securities offered by this prospectus on any stock exchange, market or trading facility on which the securities are traded or in private transactions. If underwriters are used in the sale, such underwriters will acquire the shares for their own account. These sales may be at a fixed price or varying prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices. The securities may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if any of the securities are purchased.

Subject to the limitations set forth in any applicable registration rights agreement, the Selling Securityholders may use any one or more of the following methods when selling the securities offered by this prospectus:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq;

•

through trading plans entered into by a Selling Securityholder pursuant to Rule 10b5-1 under the Exchange Act that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•	through one or more underwritten offerings on a firm commitment or best efforts basis;

•	settlement of short sales entered into after the date of this prospectus;

•	agreements with broker-dealers to sell a specified number of the securities at a stipulated price per share or warrant;

•

in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•	directly to purchasers, including through a specific bidding, auction or other process or in privately negotiated transactions;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	through a combination of any of the above methods of sale; or

•	any other method permitted pursuant to applicable law.

In addition, a Selling Securityholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

There can be no assurance that the Selling Securityholders will sell all or any of the securities offered by this prospectus. In addition, the Selling Securityholders may also sell securities under Rule 144 under the Securities Act, if available, or in other transactions exempt from registration, rather than under this prospectus. The Selling Securityholders have the sole and absolute discretion not to accept any purchase offer or make any sale of securities if they deem the purchase price to be unsatisfactory at any particular time.

The Selling Securityholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus. Upon being notified by a Selling Securityholder that a donee, pledgee, transferee, other successor-in-interest intends to sell our securities, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a selling securityholder.

With respect to a particular offering of the securities held by the Selling Securityholders, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is part, will be prepared and will set forth the following information:

•	the specific securities to be offered and sold;

•	the names of the selling securityholders;

•	the respective purchase prices and public offering prices, the proceeds to be received from the sale, if any, and other material terms of the offering;

•	settlement of short sales entered into after the date of this prospectus;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.

In connection with distributions of the securities or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-

dealers or other financial institutions may engage in short sales of the securities in the course of hedging the positions they assume with Selling Securityholders. The Selling Securityholders may also sell the securities short and redeliver the securities to close out such short positions. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Securityholders may also pledge securities to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In order to facilitate the offering of the securities, any underwriters or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the price of our securities. Specifically, the underwriters or agents, as the case may be, may over-allot in connection with the offering, creating a short position in our securities for their own account. In addition, to cover overallotments or to stabilize the price of our securities, the underwriters or agents, as the case may be, may bid for, and purchase, such securities in the open market. Finally, in any offering of securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a broker-dealer for distributing such securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

The Selling Securityholders may solicit offers to purchase the securities directly from, and it may sell such securities directly to, institutional investors or others. In this case, no underwriters or agents would be involved. The terms of any of those sales, including the terms of any bidding or auction process, if utilized, will be described in the applicable prospectus supplement.

It is possible that one or more underwriters may make a market in our securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for our securities.

Our common stock is listed on Nasdaq under the symbol “PRDS”.

The Selling Securityholders may authorize underwriters, broker-dealers or agents to solicit offers by certain purchasers to purchase the securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we or the Selling Securityholders pay for solicitation of these contracts.

A Selling Securityholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Selling Securityholder or borrowed from any Selling Securityholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Selling Securityholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling Securityholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

In effecting sales, broker-dealers or agents engaged by the Selling Securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Securityholders in amounts to be negotiated immediately prior to the sale.

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission, fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds of any offering pursuant to this prospectus and any applicable prospectus supplement.

If at the time of any offering made under this prospectus a member of FINRA participating in the offering has a “conflict of interest” as defined in FINRA Rule 5121 (“Rule 5121”), that offering will be conducted in accordance with the relevant provisions of Rule 5121.

To our knowledge, there are currently no plans, arrangements or understandings between the Selling Securityholders and any broker-dealer or agent regarding the sale of the securities by the Selling Securityholders. Upon our notification by a Selling Securityholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of securities through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file, if required by applicable law or regulation, a supplement to this prospectus pursuant to Rule 424(b) under the Securities Act disclosing certain material information relating to such underwriter or broker-dealer and such offering.

Underwriters, broker-dealers or agents may facilitate the marketing of an offering online directly or through one of their affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, broker-dealer or agent, place orders online or through their financial advisors. In offering the securities covered by this prospectus, the Selling Securityholders and any underwriters, broker-dealers or agents who execute sales for the Selling Securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any discounts, commissions, concessions or profit they earn on any resale of those securities may be underwriting discounts and commissions under the Securities Act.

The underwriters, broker-dealers and agents may engage in transactions with us or the Selling Securityholders, or perform services for us or the Selling Securityholders, in the ordinary course of business.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The Selling Securityholders and any other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Act and the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the securities by, the Selling Securityholders or any other person, which limitations may affect the marketability of the shares of the securities.

We will make copies of this prospectus available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Securityholders may indemnify any agent, broker-dealer or underwriter that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the Selling Securityholders against certain liabilities, including certain liabilities under the Securities Act, the Exchange Act or other federal or state law. Agents, broker-dealers and underwriters may be entitled to indemnification by us and the Selling Securityholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, broker-dealers or underwriters may be required to make in respect thereof.

ADDITIONAL INFORMATION

Legal Matters

The validity of the common stock to be issued in connection with this prospectus has been passed upon by Goodwin Procter LLP, Redwood City, California.

Experts

The financial statements of FSDC II for the period from August 21, 2020 (inception) through December 31, 2020 appearing in this registration statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this prospectus, and are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.

The financial statements of Pardes Biosciences, Inc. as of December 31, 2020, and for the period from February 27, 2020 (inception) to December 31, 2020, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2020 financial statements contains an explanatory paragraph that states that Pardes Biosciences, Inc. has suffered recurring losses from operations and has a net capital deficiency, that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Changes in Registrant’s Certifying Accountant.

WithumSmith+Brown, PC (“Withum”) served as independent registered public accounting firm of FSDC II prior to the closing of the Business Combination. Accordingly, Withum was informed that the Board approved Withum’s dismissal as Pardes’s independent registered public accounting firm as of December 23, 2021.

On December 23, 2021, the Board approved the engagement of KPMG LLP (“KPMG”) as Pardes’s new independent registered public accounting firm effective as of December 23, 2021.

The report of Withum on the audited financial statements of FSDC II for the period from August 21, 2020 (inception) through December 31, 2020, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with Withum’s audit for the period from August 21, 2020 (inception) through December 31, 2020, and their reviews of FSDC II’s financial statements, there were no disagreements with Withum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Withum, would have caused them to make reference thereto in their reports on the financial statements.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-1, including exhibits, under the Securities Act, with respect to the Common Stock offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. Our SEC filings are available to the public on the internet at a website maintained by the SEC located at http://www.sec.gov.

We also maintain a website at https://pardesbio.com/. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. You may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendment to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

INDEX TO FINANCIAL STATEMENTS

FS DEVELOPMENT CORP. II

Page
Condensed Financial Statements
Condensed Consolidated Balance Sheets as of September 30, 2021 (Unaudited) and December 31, 2020	F-2
Unaudited Condensed Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2021, and for the period from August 21, 2020 (inception) through September 30, 2020	F-3

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the Three and Nine Months Ended September 30, 2021, and for the period from August 21, 2020 (inception) through September 30, 2020

F-4
Unaudited Condensed Consolidated Statement of Cash Flows for the Nine Months Ended September 30, 2021, and for the period from August 21, 2020 (inception) through September 30, 2020	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-6

Audited Financial Statements of FS Development Corp. II:
Report of Independent Registered Public Accounting Firm	F-23
Balance Sheet as of December 31, 2020	F-24
Statement of Operations for the period from August 21, 2020 (inception) through December 31, 2020	F-25
Statement of Changes in Stockholder’s Equity for the period from August 21, 2020 (inception) through December 31, 2020	F-26
Statement of Cash Flows for the period from August 21, 2020 (inception) through December 31, 2020	F-27
Notes to Financial Statements	F-28

PARDES BIOSCIENCES, INC.

FS DEVELOPMENT CORP. II

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2021	December 31, 2020
	(Unaudited)
Assets:
Current assets:
Cash	$48,330	$8,800
Prepaid expenses	522,202	—

Total current assets	570,532	8,800
Deferred offering cost	—	82,900
Investments held in Trust Account	201,262,186	—

Total Assets	$201,832,718	$91,700

Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Equity (Deficit):
Current liabilities:
Accounts payable	$183,911	$1,032
Accrued expenses	2,164,500	16,700
Franchise tax payable	149,091	—
Note payable	—	50,000

Total current liabilities	2,497,502	67,732
Deferred underwriting commissions	7,043,750	—

Total liabilities	9,541,252	67,732

Commitments and Contingencies

Class A common stock subject to possible redemption, $0.0001 par value; 20,125,000 and -0- shares at $10.00 per share as of September 30, 2021 and December 31, 2020, respectively	201,250,000	—

Stockholders’ Equity (Deficit):
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 602,500 and -0- shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively	60	—
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 5,031,250 shares issued and outstanding as of September 30, 2021 and December 31, 2020	503	503
Additional paid-in capital	—	24,497
Accumulated deficit	(8,959,097)	(1,032)

Total stockholders’ equity (deficit)	(8,958,534)	23,968

Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Equity (Deficit)	$201,832,718	$91,700

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FS DEVELOPMENT CORP. II

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended September 30, 2021	For the Nine Months Ended September 30, 2021	For the Period From August 21, 2020 (inception) through September 30, 2020
General and administrative expenses	$1,142,579	$3,334,485	$1,032
General and administrative expenses – related party	30,000	80,000	—
Franchise tax expense	50,411	149,723	—

Loss from operations	(1,222,990)	(3,564,208)	$(1,032)
Income earned from investments held in Trust Account	5,073	12,186	—

Net loss	$(1,217,917)	$(3,552,022)	$(1,032)

Weighted average shares outstanding of Class A common stock, basic and diluted	20,727,500	17,083,104	—

Basic and diluted net loss per share, Class A common stock	$(0.05)	$(0.16)	$—

Weighted average shares outstanding of Class B common stock, basic and diluted	5,031,250	4,915,865	4,375,000

Basic and diluted net loss per share, Class B common stock	$(0.05)	$(0.16)	$(0.00)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FS DEVELOPMENT CORP. II

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	For the Three and Nine months Ended September 30, 2021
	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2020	—	$—	5,031,250	$503	$24,497	$(1,032)	$23,968
Sale of Private Placement Shares	602,500	60	—	—	6,024,940	—	6,025,000
Accretion of Class A common stock subject to possible redemption amount	—	—	—	—	(6,049,437)	(5,406,043)	(11,455,480)
Net loss	—	—	—	—	—	(168,193)	(168,193)

Balance – March 31, 2021 (unaudited), as restated	602,500	60	5,031,250	503	—	(5,575,268)	(5,574,705)
Net loss	—	—	—	—	—	(2,165,912)	(2,165,912)

Balance – June 30, 2021 (unaudited), as restated	602,500	60	5,031,250	503	—	(7,741,180)	(7,740,617)
Net loss	—	—	—	—	—	(1,217,917)	(1,217,917)

Balance – September 30, 2021 (unaudited)	602,500	$60	5,031,250	$503	$—	$(8,959,097)	$(8,958,534)

	For the Period from August 21, 2020 (inception) through September 30, 2020
	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – August 21, 2020 (inception)	—	$—	5,031,250	$503	$24,497	$—	$25,000
Issuance of Class B common stock to Sponsor	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(1,032)	(1,032)

Balance – September 30, 2020 (unaudited)	—	$—	5,031,250	$503	$24,497	$(1,032)	$23,968

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FS DEVELOPMENT CORP. II

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Nine Months Ended September 30, 2021	For the Period From August 21, 2020 (inception) through September 30, 2020
Cash Flows from Operating Activities:
Net loss	$(3,552,022)	$(1,032)
Adjustments to reconcile net loss to net cash used in operating activities:
Income earned from investments held in Trust Account	(12,186)	—
Changes in operating assets and liabilities:
Prepaid expenses	(522,202)	—
Franchise tax payable	149,091	—
Accounts payable	57,879	9,032
Accrued expenses	2,119,500

Net cash used in operating activities	(1,759,940)	8,000

Cash Flows from Investing Activities
Cash deposited in Trust Account	(201,250,000)	—

Net cash used in investing activities	(201,250,000)	—

Cash Flows from Financing Activities:
Proceeds from note payable to related party	150,000	50,000
Repayment of note payable to related party	(200,000)	—
Proceeds received from initial public offering, gross	201,250,000	—
Proceeds received from private placement	6,025,000	—
Offering costs paid	(4,175,530)	(41,200)

Net cash provided by financing activities	203,049,470	8,800

Net change in cash	39,530	16,800

Cash – beginning of the period	8,800	—

Cash – end of the period	$48,330	$16,800

Supplemental disclosure of noncash activities:
Offering costs included in accounts payable	$125,000	$—
Offering costs included in accrued expenses	$28,300	$4,830
Deferred underwriting commissions in connection with the initial public offering	$7,043,750	$—
Deferred offering costs paid by Sponsor in exchange for issuance of Class B common stock	$—	$25,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FS DEVELOPMENT CORP. II

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

FS Development Corp. II (the “Company”) is a blank check company incorporated in Delaware on August 21, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of September 30, 2021, the Company had not commenced any operations. All activity for the period from August 21, 2020 (inception) through September 30, 2021 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) described below, and, subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering (as defined below). The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is FS Development Holdings II, LLC, a Delaware limited liability company (the “Sponsor”). The registration statements for the Company’s Initial Public Offering became effective on February 16, 2021. On February 19, 2021, the Company consummated its Initial Public Offering of 20,125,000 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) including the issuance of 2,625,000 shares of Class A Common Stock as a result of the underwriter’s exercise in full of its over-allotment option, (each, a “Public Share” and collectively, the “Public Shares”) at $10.00 per share, generating gross proceeds of approximately $201.3 million, and incurring offering costs of approximately $11.5 million, of which approximately $7.0 million was for deferred underwriting commissions (see Note 5).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (the “Private Placement”) of 602,500 shares of Class A Common Stock (each, a “Private Placement Share” and collectively, the “Private Placement Shares”), at a price of $10.00 per Private Placement Share to the Sponsor, generating proceeds of approximately $6.0 million (see Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, approximately $201.3 million ($10.00 per share of Class A Common Stock) of the net proceeds of the sale of the Public Shares in the Initial Public Offering and of the Private Placement Shares in the Private Placement were placed in a trust account (“Trust Account”) located in the United States, with Continental Stock Transfer & Trust Company acting as trustee, and are invested only in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which will be invested only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or

FS DEVELOPMENT CORP. II

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

The Company will provide the holders (the “Public Stockholders”) of the Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 5). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the Initial Stockholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4), their Private Placement Shares and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Stockholders agreed to waive their redemption rights with respect to their Founder Shares, their Private Placement Shares and Public Shares in connection with the completion of a Business Combination.

The Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the Public Shares, without the prior consent of the Company.

The Sponsor and the Company’s officers and directors (the “Initial Stockholders”) agreed not to propose an amendment to the Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or February 19, 2023, or during any extended period of time that the Company may have to

FS DEVELOPMENT CORP. II

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

consummate a Business Combination as a result of an amendment to the Certificate of Incorporation (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Initial Stockholders agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares and Private Placement Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriter has agreed to waive its rights to the deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00. In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Proposed Business Combination and Related Transaction

On June 29, 2021, the Company entered into an agreement and plan of merger (the “Merger Agreement”) by and among the Company, Orchard Merger Sub, Inc., a Delaware corporation, a wholly-owned subsidiary of the Company (“Merger Sub”), Pardes Biosciences, Inc., a Delaware corporation (“Pardes”) and Shareholder Representative Services LLC, solely in its capacity as the representative, agent and attorney-in-fact of the securityholders of Pardes (in such capacity, the “Stockholders’ Representative”). The Merger Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will

FS DEVELOPMENT CORP. II

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

merge with and into Pardes, with Pardes surviving as a wholly-owned subsidiary of the Company (the “Merger”). Upon the closing of the Merger (the “Closing”), it is anticipated that the Company will change its name to “Pardes Biosciences, Inc.” and is referred to herein as “New Pardes” as of the time following such change of name. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Consideration and Structure

Under the Merger Agreement, the Company has agreed to acquire all of the outstanding equity interests of Pardes in exchange for 32,500,000 shares of Class A Common Stock, to be paid at the effective time of the Merger.

Pursuant to the Merger Agreement, at or prior to the effective time of the Merger, each option exercisable for Pardes equity that is outstanding immediately prior to the effective time of the Merger shall be assumed by the Company and continue in full force and effect on the same terms and conditions as are currently applicable to such options, subject to adjustments to exercise price and number of shares of Class A Common Stock issued upon exercise.

Representations, Warranties and Covenants

The parties to the Merger Agreement have agreed to customary representations and warranties for transactions of this type. The representations and warranties of Pardes made under the Merger Agreement will not survive the Closing. In addition, the parties to the Merger Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of Pardes, the Company and their respective subsidiaries during the period between execution of the Merger Agreement and the Closing. The covenants made under the Merger Agreement will not survive the Closing. Each of the parties to the Merger Agreement has agreed to use its reasonable best efforts to cause all actions and things necessary to consummate and expeditiously implement the Merger.

Conditions to Closing

Under the Merger Agreement, the obligations of the parties to consummate the Merger are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation: (i) the approval and adoption of the Merger Agreement and transactions contemplated thereby by requisite vote of the Company’s stockholders (the “Company Stockholder Approval”) and Pardes’ stockholders (the “Pardes Stockholder Approval”); (ii) the receipt of consents or approvals from the applicable governmental, regulatory or administrative authorities; (iii) the aggregate cash proceeds from Company’s trust account, together with the proceeds from the Subscriptions (as defined below), equaling no less than $100,000,000 (after deducting any amounts paid to Company stockholders that exercise their redemption rights in connection with the Merger and net of the Company’s unpaid liabilities), (iv) (A) the representations and warranties of the Company, Pardes and Merger Sub contained in the Merger Agreement (other than each party’s respective Fundamental Representations, as defined in the Merger Agreement) being true and correct as of the date of the Merger Agreement and as of the Closing Date, except for any failure to be true and correct that would not have or reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) and (B) each party’s respective Fundamental Representations being true and correct as of the date of the Merger Agreement and as of the Closing Date, except for de minimis inaccuracies; (v) the absence of a Material Adverse Effect since the date of the Merger Agreement; (vi) the Company has not redeemed the Class A Common Stock of the Company in an amount that would cause the Company to have net tangible assets of less than $5,000,001; and (vii) the Company’s initial listing application with Nasdaq in connection with the Merger has been conditionally

FS DEVELOPMENT CORP. II

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

approved and, immediately following the effective time of the Merger, the Company has satisfied any applicable initial and continuing listing requirements of Nasdaq, and the Company has not received any notice of non-compliance therewith, and the shares of the Company’s Class A Common Stock has been approved for listing on Nasdaq.

Liquidity and Capital Resources

As of September 30, 2021, the Company had approximately $48,000 in cash, and working capital deficit of approximately $1.8 million (not taking into account approximately $149,000 of tax obligations that may be paid using investment income classified in the Trust Account).

The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the payment of $25,000 from the Sponsor to cover certain offering costs on behalf of the Company in exchange for issuance of Founder Shares (as defined in Note 4), and loan proceeds from the Sponsor of approximately $200,000 under the Note (see Note 4). The Company repaid the Note in full on February 19, 2021. Subsequent to the consummation of the Initial Public Offering, the Company’s liquidity has been satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (as defined in Note 4). As of September 30, 2021, there were no amounts outstanding under any Working Capital Loans.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using the funds held outside of the Trust Account for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the three and nine months ended September 30, 2021 are not necessarily indicative of the results that may be expected through December 31, 2021 or any future periods.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Form 8-K and the prospectus filed by the Company with the SEC on February 25, 2021 and February 18, 2021, respectively.

FS DEVELOPMENT CORP. II

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Restatement of Previously Reported Financial Statements

In preparation of the Company’s unaudited condensed consolidated financial statements for the quarterly period ended September 30, 2021, the Company concluded it should restate its previously issued financial statements to classify all Public Shares in temporary equity. In accordance with the SEC and its staff’s guidance on redeemable equity instruments in ASC 480-10-S99, redemption provisions not solely within the control of the Company, require Public Shares to be classified outside of permanent equity. The Company had previously classified a portion of its Public Shares in permanent equity. Although the Company did not specify a maximum redemption threshold, its charter currently provides that the Company will not redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. Previously, the Company did not consider redeemable shares classified as temporary equity as part of net tangible assets. Effective with these condensed consolidated financial statements, the Company revised this interpretation to include temporary equity in net tangible assets. In connection with the change in presentation for the Public Shares, the Company has revised its earnings per share calculation to allocate income and losses shared pro rata between the two classes of shares. This presentation contemplates a Business Combination as the most likely outcome, in which case, both classes of shares participate pro rata in the income and losses of the Company.

In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” the Company evaluated the corrections and has determined that the related impact was material to the previously filed financial statements that contained the error, reported in the Company’s Form 8-K filed with the SEC on February 25, 2021 (the “Post-IPO Balance Sheet”) and Form 10-Qs for the quarterly periods ended March 31, 2021, and June 30, 2021 (the “Affected Quarterly Periods”). Therefore, the Company, in consultation with its Audit Committee, concluded that the Affected Quarterly Periods should be restated to present all Class A common stock subject to possible redemption as temporary equity and to recognize accretion from the initial book value to redemption value at the time of its Initial Public Offering. As such, the Company is reporting these restatements to those periods in this Amended Quarterly Report.

The impact of the restatement to the Post-IPO Balance Sheet is an increase to Class A common stock subject to possible redemption of approximately $10.5 million, a decrease to additional paid-in capital of $5.1 million, an increase to the accumulated deficit of $5.4 million, and the reclassification of 1,048,264 Class A common stock from permanent equity to Class A common stock subject to possible redemption as presented below.

As of February 19, 2021	As Previously Reported	Adjustment	As Restated
Total assets	$203,119,261		$203,119,261
Total liabilities	$7,351,899		$7,351,899
Class A common stock subject to possible redemption	190,767,360	10,482,640	201,250,000
Preferred stock	—	—	—
Class A common stock	165	(105)	60
Class B common stock	503	—	503
Additional paid-in capital	5,051,492	(5,051,492)	—
Accumulated deficit	(52,158)	(5,430,983)	(5,483,201)
Total stockholders’ equity (deficit)	$5,000,002	$(10,482,640)	$(5,482,638)

Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Equity (Deficit)	$203,119,261	$—	$203,119,261

FS DEVELOPMENT CORP. II

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

The impact of the restatement on the financial statements for the Affected Quarterly Periods is presented below.

The table below presents the effect of the financial statement adjustments related to the restatement discussed above of the Company’s previously reported balance sheet as of March 31, 2021:

As of March 31, 2021	As Previously Reported	Adjustment	As Restated
Total assets	$202,959,356		$202,959,356
Total liabilities	$7,284,061		$7,284,061
Class A common stock subject to possible redemption	190,675,290	10,574,710	201,250,000
Preferred stock	—	—	—
Class A common stock	166	(106)	60
Class B common stock	503	—	503
Additional paid-in capital	5,168,561	(5,168,561)	—
Accumulated deficit	(169,225)	(5,405,983)	(5,575,268)
Total stockholders’ equity (deficit)	$5,000,005	$(10,574,710)	$(5,574,705)

Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Equity (Deficit)	$202,959,356	$—	$202,959,356

The Company’s statement of stockholders’ equity has been restated to reflect the changes to the impacted stockholders’ equity accounts described above.

The table below presents the effect of the financial statement adjustments related to the restatement discussed above of the Company’s previously reported statement of cash flows for the three months ended March 31, 2021:

	Three Months Ended March 31, 2021
	As Previously Reported	Adjustment	As Restated
Supplemental Disclosure of Noncash Financing Activities:
Initial value of Class A common stock subject to possible redemption	$190,767,360	$(190,767,360)	$—
Change in value of Class A common stock subject to possible redemption	$(92,070)	$92,070	$—

FS DEVELOPMENT CORP. II

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

The table below presents the effect of the financial statement adjustments related to the restatement discussed above of the Company’s previously reported balance sheet as of June 30, 2021:

As of June 30, 2021	As Previously Reported	Adjustment	As Restated
Total assets	$202,246,887		$202,246,887
Total liabilities	$8,737,504		$8,737,504
Class A common stock subject to possible redemption	188,509,380	12,740,620	201,250,000
Preferred stock	—	—	—
Class A common stock	188	(128)	60
Class B common stock	503	—	503
Additional paid-in capital	7,334,449	(7,334,449)	—
Accumulated deficit	(2,335,137)	(5,405,983)	(7,741,180)
Total stockholders’ equity (deficit)	$5,000,003	$(12,740,620)	$(7,740,617)

Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Equity (Deficit)	$202,246,887	$—	$202,246,887

The Company’s statement of stockholders’ equity has been restated to reflect the changes to the impacted stockholders’ equity accounts described above.

The table below presents the effect of the financial statement adjustments related to the restatement discussed above of the Company’s previously reported statement of cash flows for the six months ended June 30, 2021:

	Six Months Ended June 30, 2021
	As Previously Reported	Adjustment	As Restated
Supplemental Disclosure of Noncash Financing Activities:
Initial value of Class A common stock subject to possible redemption	$190,767,360	$(190,767,360)	$—
Change in value of Class A common stock subject to possible redemption	$(2,257,980)	$2,257,980	$—

The impact to the reported amounts of weighted average shares outstanding and basic and diluted earnings per share is presented below for the Affected Quarterly Periods:

	Earnings Per Share
	As Previously Reported	Adjustment	As Restated
Three Months Ended March 31, 2021
Net loss	$(168,193)	$—	$(168,193)
Weighted average shares outstanding – Class A common stock	20,727,500	(11,054,667)	9,672,833
Basic and diluted earnings per share – Class A common stock	$—	$(0.01)	$(0.01)
Weighted average shares outstanding – Class B common stock	4,681,250		4,681,250
Basic and diluted earnings per share – Class B common stock	$(0.04)	$0.03	$(0.01)

FS DEVELOPMENT CORP. II

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

	Earnings Per Share
	As Previously Reported	Adjustment	As Restated
Three Months Ended June 30, 2021
Net loss	$(2,165,912)	$—	$(2,165,912)
Weighted average shares outstanding – Class A common stock	20,125,000	602,500	20,727,500
Basic and diluted earnings per share – Class A common stock	$—	$(0.08)	$(0.08)
Weighted average shares outstanding – Class B common stock	5,633,750		5,031,250
Basic and diluted earnings per share – Class B common stock	$(0.38)	$0.30	$(0.08)

	Earnings Per Share
	As Previously Reported	Adjustment	As Restated
Six Months Ended June 30, 2021
Net loss	$(2,334,105)	$—	$(2,334,105)
Weighted average shares outstanding – Class A common stock	20,125,000	(4,894,296)	15,230,704
Basic and diluted earnings per share – Class A common stock	$—	$(0.12)	$(0.12)
Weighted average shares outstanding – Class B common stock	5,299,938		4,857,217
Basic and diluted earnings per share – Class B common stock	$(0.44)	$0.32	$(0.12)

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or

FS DEVELOPMENT CORP. II

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

revised standard. This may make comparison of the Company’s unaudited condensed consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of September 30, 2021 and December 31, 2020.

Investments Held in the Trust Account

The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in income on investments held in the Trust Account in the accompanying unaudited condensed consolidated statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. As of September 30, 2021 and December 31, 2020, the Company had not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value

FS DEVELOPMENT CORP. II

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were charged to stockholders’ equity upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities. Offering costs associated with the Class A common stock issued were charged against the carrying value of the shares of Class A common stock upon the completion of the Initial Public Offering.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption (if any) is classified as liability instruments and are measured at fair value. Conditionally redeemable Class A common stock (including Class A common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ equity. As part of the Private Placement, the Company issued 602,500 shares of Class A common stock to the Sponsor (“Private Placement Shares”). These Private Placement Shares will not be transferable, assignable or salable until 30 days after the completion of our initial business combination, as such are considered non-redeemable and presented as permanent equity in the Company’s condensed consolidated balance sheet. The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of September 30, 2021, 20,125,000 shares of Class A common stock subject to possible redemption are presented at redemption value as temporary equity, outside of the stockholders’ equity (deficit) section of the Company’s condensed consolidated balance sheets. There was no Class A common stock issued or outstanding as of December 31, 2020.

Effective with the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

FS DEVELOPMENT CORP. II

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of September 30, 2021, and December 31, 2020, the Company had deferred tax assets with a full valuation allowance against them.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of September 30, 2021 or December 31, 2020. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of September 30, 2021 and December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Income (Loss) Per Share of Common Stock

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per common share is calculated by dividing the net income (loss) by the weighted average shares of common stock outstanding for the respective period.

Accretion associated with the redeemable Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

The following table reflects presents a reconciliation of the numerator and denominator used to compute basic and diluted net income (loss) per share for each class of common stock:

	For the Three Months Ended September 30, 2021		For the Nine Months Ended September 30, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net loss per ordinary share:
Numerator:
Allocation of net loss	$(980,031)	$(237,886)	$(2,758,291)	$(793,731)
Denominator:
Basic and diluted weighted average ordinary shares outstanding	20,727,500	5,031,250	17,083,104	4,915,865

Basic and diluted net loss per ordinary share	$(0.05)	$(0.05)	$(0.16)	$(0.16)

FS DEVELOPMENT CORP. II

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

	For the Period From August 21, 2020 (inception) through September 30, 2020
	Class A	Class B
Basic and diluted net loss per ordinary share:
Numerator:
Allocation of net loss	$—	$(1,032)
Denominator:
Basic and diluted weighted average ordinary shares outstanding	—	4,375,000

Basic and diluted net loss per ordinary share	$—	$(0.00)

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying unaudited condensed consolidated financial statements.

Note 3 — Initial Public Offering

On February 19, 2021, the Company consummated its Initial Public Offering of 20,125,000 Public Shares, including the issuance of 2,625,000 shares as a result of the underwriter’s exercise in full of its over-allotment option, at $10.00 per share, generating gross proceeds of approximately $201.3 million, and incurring offering costs of approximately $11.5 million, of which approximately $7.0 million was for deferred underwriting commissions.

Note 4 — Related Party Transactions

Founder Shares and Private Placement Shares

On August 26, 2020, the Sponsor paid $25,000 to cover certain offering costs on behalf of the Company in consideration of 2,875,000 shares (the “Founder Shares”) of the Company’s Class B common stock, par value $0.0001 per share (“Class B Common Stock”). On January 22, 2021, the Sponsor transferred 30,000 Founder Shares to each of Dr. Dubin, Mr. Hughes and Dr. Pakianathan, at their original per-share purchase price, for an aggregate of 90,000 Founder Shares transferred. On February 5, 2021, the Company effected a 1:1 1⁄2 stock split of the Class B Common Stock and on February 16, 2021, the Company effected a 1:1 1/6 stock split of the Class B Common Stock, resulting in the Sponsor holding an aggregate of 4,941,250 Founder Shares and there being an aggregate of 5,031,250 Founder Shares outstanding. The Sponsor agreed to forfeit up to 656,250 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriter, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding shares of common stock after the Initial Public Offering (excluding the Private Placement Shares). On February 19, 2021, the underwriter exercised its over-allotment option; thus, these 656,250 Founder Shares are no longer subject to forfeiture.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 602,500 Private Placement Shares, at a price of $10.00 per Private Placement Share to the Sponsor, generating proceeds of approximately $6.0 million.

The Initial Stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination and

FS DEVELOPMENT CORP. II

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Related Party Transactions (cont.)

(ii) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the stockholders having the right to exchange their common stock for cash, securities or other property and the Sponsor agreed not to transfer, assign or sell any of its Private Placement Shares until 30 days after the completion of the initial Business Combination. Notwithstanding the foregoing, if the closing price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, the Founder Shares will be released from the lockup.

Related Party Loans

On August 26, 2020, the Sponsor agreed to loan the Company an aggregate of up to $200,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note, as amended (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed $200,000 under the Note and fully repaid it on February 19, 2021. No future borrowings are available under the agreement.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into shares of Class A Common Stock of the post-Business Combination entity at a price of $10.00 per share. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of September 30, 2021 and December 31, 2020, the Company had no borrowings under the Working Capital Loans.

Subscription Agreement

In connection with the proposed business combination, the Company entered in a subscription agreement with two related parties, each subscribing to purchase shares of Class A Common Stock in the amount of $5,000,000 ($10,000,000 in aggregate) at the closing date of the proposed business combination.

Administrative Services Agreement

Commencing on the date that the Company’s securities were first listed on Nasdaq and continuing until the earlier of the Company’s consummation of a Business Combination and the Company’s liquidation, the Company agreed to pay the Sponsor, or an affiliate a total of $10,000 per month for office space, secretarial and administrative services provided to members of the Company’s management team. The Company incurred approximately $30,000, $80,000 and $0 in administrative expenses under the agreement, which is recognized in the accompanying unaudited condensed consolidated statements of operations for the three and nine months ended June 30, 2021, and for the period from August 21, 2020 (inception) through September 30, 2020, respectively, within general and administrative expense — related party. As of September 30, 2021 and December 31, 2020, there was no outstanding balance in accounts payable with related party, as reflected in the accompanying condensed consolidated balance sheets.

FS DEVELOPMENT CORP. II

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Related Party Transactions (cont.)

The Sponsor, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers or directors, or their affiliates.

Note 5 — Commitments and Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Shares, and shares of Class A Common Stock that may be issued upon conversion of Working Capital Loans, if any, are entitled to registration rights pursuant to a registration rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriter a 45-day option from the date of the final prospectus relating to the Proposed Public Offering to purchase up to 2,625,000 additional shares of Class A Common Stock to cover over-allotments, if any, at the Proposed Public Offering price, less underwriting discounts and commissions. The underwriter exercised its over-allotment option in full on February 19, 2021.

The underwriter was entitled to an underwriting discount of $0.20 per share, or approximately $4.0 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per share, or approximately $7.0 million in the aggregate will be payable to the underwriter for deferred underwriting commissions. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statement. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 6 — Class A Common Stock Subject to Possible Redemption

The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holder of the Company’s Class A common stock are entitled to one vote for each share. Accordingly, there were 20,125,000 shares of Class A common stock subject to possible redemption.

FS DEVELOPMENT CORP. II

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Class A Common Stock Subject to Possible Redemption (cont.)

The Class A common stock subject to possible redemption reflected on the balance sheet is reconciled on the following table:

Gross proceeds from Initial Public Offering	$201,250,000
Less:
Offering costs allocated to Class A common stock subject to possible redemption	(11,455,480)
Plus:
Accretion of carrying value to redemption value	11,455,480

Class A common stock subject to possible redemption	$201,250,000

Note 7 — Stockholders’ Equity

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share. As of September 30, 2021 and December 31, 2020, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 100,000,000 shares of Class A Common Stock with a par value of $0.0001 per share. As of September 30, 2021, there were 20,727,500 shares of Class A common stock outstanding, of which 20,125,000 shares were subject to possible redemption have been classified as temporary equity (see Note 6). There were no shares of Class A common stock issued and outstanding as of December 31, 2020.

Class B Common Stock — The Company is authorized to issue 10,000,000 shares of Class B Common Stock with a par value of $0.0001 per share. As of September 30, 2021 and December 31, 2020, there were 5,031,250 shares of Class B Common Stock issued and outstanding (see Note 4). Holders of record of Class A Common Stock and Class B Common Stock will vote together as a single class on all matters submitted to a vote of the stockholders, with each share of common stock entitling the holder to one vote except as required by law.

The Class B Common Stock will automatically convert into Class A Common Stock concurrently with or immediately following the consummation of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A Common Stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A Common Stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A Common Stock issued and outstanding (excluding the Private Placement Shares) after such conversion (after giving effect to any redemptions of shares of Class A Common Stock by Public Stockholders), including the total number of shares of Class A Common Stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any shares of Class A Common Stock or equity-linked securities or rights exercisable for or convertible into shares of Class A Common Stock issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Shares issued to the Sponsor, officers or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

FS DEVELOPMENT CORP. II

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Fair Value Measurements

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of September 30, 2021 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Investments held in Trust Account – money market funds	$201,262,131	$—	$—

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. There were no transfers between levels of the hierarchy for the three and nine months ended September 30, 2021. Level 1 instruments include investments in money market funds that invest solely in U.S. government securities with an original maturity of 185 days or less.

Note 9 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred up to the date the condensed consolidated financial statements were available to be issued. Based upon this review, the Company determined that there have been no events that have occurred that would require adjustments to the disclosures in the unaudited condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

FS Development Corp. II

Opinion on the Financial Statements

We have audited the accompanying balance sheet of FS Development Corp. II (the “Company”) as of December 31, 2020, and the related statements of operations, changes in stockholder’s equity and cash flows for the period from August 21, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from August 21, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

February 18, 2021

FS DEVELOPMENT CORP. II

BALANCE SHEET

December 31, 2020

Assets:
Current assets:
Cash	$8,800

Total current assets	8,800
Deferred offering costs associated with proposed public offering	82,900

Total Assets	$91,700

Liabilities and Stockholder’s Equity:
Current liabilities:
Accounts payable	$1,032
Accrued expenses	16,700
Note payable – related party	50,000

Total current liabilities	67,732

Commitments and Contingencies
Stockholder’s Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; none issued and outstanding	—
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 2,875,000 shares issued and outstanding(1)	288
Additional paid-in capital	24,712
Accumulated deficit	(1,032)

Total stockholder’s equity	23,968

Total Liabilities and Stockholder’s Equity	$91,700

(1)	This number includes up to 375,000 shares of Class B common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters.

The accompanying notes are an integral part of these financial statements.

FS DEVELOPMENT CORP. II

STATEMENT OF OPERATIONS

For the period from August 21, 2020 (inception) through December 31, 2020

General and administrative expenses	$1,032

Net loss	$(1,032)

Weighted average shares outstanding, basic and diluted(1)	2,500,000

Basic and diluted net loss per share	$(0.00)

(1)	This number excludes an aggregate of up to 375,000 shares of Class B common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters.

The accompanying notes are an integral part of these financial statements.

FS DEVELOPMENT CORP. II

STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY

For the period from August 21, 2020 (inception) through December 31, 2020

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholder’s Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – August 21, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor(1)	—	—	2,875,000	288	24,712	—	25,000
Net loss	—	—	—	—	—	(1,032)	(1,032)

Balance – December 31, 2020	—	$—	2,875,000	$288	$24,712	$(1,032)	$23,968

(1)	This number includes up to 375,000 shares of Class B common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters.

The accompanying notes are an integral part of these financial statements.

FS DEVELOPMENT CORP. II

STATEMENT OF CASH FLOWS

For the period from August 21, 2020 (inception) through December 31, 2020

Cash Flows from Operating Activities:
Net loss	$(1,032)
Changes in operating assets and liabilities:
Accounts payable	1,032

Net cash used in operating activities	—

Cash Flows from Financing Activities:
Proceeds from note payable to related party	50,000
Payment of deferred offering costs	(41,200)

Net cash provided by financing activities	8,800

Net change in cash	8,800
Cash – beginning of the period	—

Cash – end of the period	$8,800

Supplemental disclosure of noncash activities:
Deferred offering costs included in accrued expenses	$16,700
Deferred offering costs paid by Sponsor in exchange for issuance of Class B common stock	$25,000

The accompanying notes are an integral part of these financial statements.

FS DEVELOPMENT CORP. II

NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation

FS Development Corp. II (the “Company”) is a blank check company incorporated in Delaware on August 21, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of December 31, 2020, the Company had not commenced any operations. All activity for the period from August 21, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the proposed initial public offering described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Proposed Public Offering (as defined below). The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is FS Development Holdings II, LLC, a Delaware limited liability company (the “Sponsor”). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a proposed public offering (the “Proposed Public Offering”) of 10,000,000 shares of Class A common stock (each, a “Public Share” and collectively, the “Public Shares”) at $10.00 per share (or 11,500,000 shares if the underwriters’ over-allotment option is exercised in full), which is discussed in Note 3, and the sale of 400,000 shares of Class A common stock (or 430,000 shares if the underwriters’ over-allotment option is exercised in full) (each, a “Private Placement Share” and collectively, the “Private Placement Shares”), at a price of $10.00 per Private Placement Share in a private placement to the Sponsor that will close simultaneously with the Proposed Public Offering.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the sale of Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended (the “Investment Company Act”). Upon the closing of the Proposed Public Offering, management has agreed that an amount equal to at least $10.00 per share sold in the Proposed Public Offering, including proceeds from the sale of the Private Placement Shares to the Sponsor, will be held in a trust account (“Trust Account”) located in the United States at JP Morgan Chase Bank, N.A. with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company will provide the holders (the “Public Stockholders”) of the Company’s outstanding Public Shares with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a

FS DEVELOPMENT CORP. II

NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation (cont.)

Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the Initial Stockholders (as defined below) have agreed to vote their Founder Shares (as defined below in Note 4), their Private Placement Shares and any Public Shares purchased during or after the Proposed Public Offering in favor of a Business Combination. In addition, the Initial Stockholders have agreed to waive their redemption rights with respect to their Founder Shares, their Private Placement Shares and Public Shares in connection with the completion of a Business Combination.

The Certificate of Incorporation will provide that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the Public Shares, without the prior consent of the Company.

The Sponsor and the Company’s officers and directors (the “Initial Stockholders”) have agreed not to propose an amendment to the Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 24 months from the closing of the Proposed Public Offering or during any extended period of time that the Company may have to consummate a Business Combination as a result of an amendment to the Certificate of Incorporation (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to

FS DEVELOPMENT CORP. II

NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation (cont.)

receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares and Private Placement Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders acquire Public Shares in or after the Proposed Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to the deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the issuance of these financial statements. In connection with the Company’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Update (“ASU”) 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company has access to funds from the Sponsor that are sufficient to fund the working capital needs of the Company until the earlier of the consummation of the Proposed Public Offering or one year from the issuance of these financial statements.

FS DEVELOPMENT CORP. II

NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation (cont.)

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Note 2 — Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage limit of $250,000. At December 31, 2020, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet primarily due to their short-term nature.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

FS DEVELOPMENT CORP. II

NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Deferred Offering Costs Associated with the Proposed Public Offering

Deferred offering costs consist of legal fees incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to stockholder’s equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Net Loss Per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period, excluding common stock subject to forfeiture. Weighted average shares at December 31, 2020 were reduced for the effect of an aggregate of 375,000 shares of Class B common stock that are subject to forfeiture by the Sponsor if the over-allotment option is not exercised in full or in part by the underwriters (see Note 6). At December 31, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of common stock and then share in the earnings of the Company. As a result, diluted loss per common share is the same as basic loss per common share for the period presented.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets were deemed immaterial as of December 31, 2020.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2020. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. The provision for income taxes was deemed to be de minimis for the period from August 21, 2020 (inception) through December 31, 2020.

FS DEVELOPMENT CORP. II

NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Recent Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 3 — Proposed Public Offering

Pursuant to the Proposed Public Offering, the Company intends to offer for sale 10,000,000 shares of Class A Common stock at a price of $10.00 per share.

The Company will grant the underwriters a 45-day option from the date of the final prospectus relating to the Proposed Public Offering to purchase up to 1,500,000 additional shares of Class A common stock to cover over-allotments, if any, at the Proposed Public Offering price, less underwriting discounts and commissions.

Note 4 — Related Party Transactions

Founder Shares and Private Placement Shares

On August 26, 2020, the Sponsor paid $25,000 to cover certain expenses on behalf of the Company in consideration of 2,875,000 shares of the Company’s Class B common stock, par value $0.0001 per share, (the “Founder Shares”). The Sponsor has agreed to forfeit up to 375,000 Founder Shares to the extent that the over-allotment option is not exercised in full by the underwriters. The forfeiture will be adjusted to the extent that the over-allotment option is not exercised in full by the underwriters so that the Founder Shares will represent 20.0% of the Company’s issued and outstanding shares of common stock after the Proposed Public Offering (excluding the Private Placement Shares).

The Sponsor has agreed to purchase an aggregate of 400,000 Private Placement Shares (or 430,000 Private Placement Shares if the underwriters’ over-allotment option is exercised in full), at a price of $10.00 per Private Placement Share ($4.0 million in the aggregate, or $4.3 million if the underwriters’ over-allotment option is exercised in full) in a private placement that will occur simultaneously with the closing of the Proposed Public Offering.

The Initial Stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination and (ii) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the stockholders having the right to exchange their common stock for cash, securities or other property and the Sponsor has agreed not to transfer, assign or sell any of its Private Placement Shares until 30 days after the completion of the initial Business Combination. Notwithstanding the foregoing, if the closing price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, the Founder Shares will be released from the lockup.

Related Party Loans

On August 26, 2020, the Sponsor agreed to loan the Company an aggregate of up to $200,000 to cover expenses related to the Proposed Public Offering pursuant to a promissory note, as amended (the “Note”). This loan is non-interest bearing and payable on the earlier of March 31, 2021 or the completion of the Proposed Public Offering. As of December 31, 2020 and the date of this prospectus, the Company had borrowed $50,000 and $200,000, respectively, under the Note.

FS DEVELOPMENT CORP. II

NOTES TO FINANCIAL STATEMENTS

Note 4 — Related Party Transactions (cont.)

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into shares of Class A common stock of the post-Business Combination entity at a price of $10.00 per share. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. To date, the Company had no borrowings under the Working Capital Loans.

Private Placement of Common Stock in connection with initial Business Combination

The Sponsor has indicated an interest to purchase $25.0 million of the Company’s Class A common stock in a private placement that would occur concurrently with the consummation of the initial Business Combination. The funds from such private placement would be used as part of the consideration to the sellers in the initial Business Combination, and any excess funds from such private placement would be used for working capital in the post-transaction company. However, because indications of interest are not binding agreements or commitments to purchase, the Sponsor may determine not to purchase any such shares, or to purchase fewer shares than it indicated an interest in purchasing. Furthermore, the Company is not under any obligation to sell any such shares.

Administrative Services Agreement

The Company will enter into an agreement that provides that, commencing on the date that the Company’s securities are first listed on Nasdaq and continuing until the earlier of the Company’s consummation of a Business Combination and the Company’s liquidation, the Company will pay the Sponsor a total of $10,000 per month for office space, secretarial and administrative services provided to members of the Company’s management team.

The Sponsor, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers or directors, or their affiliates.

Note 5 — Commitments and Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Shares to be issued in the private placement that will occur simultaneously with the closing of the Proposed Public Offering, and shares of Class A common stock that may be issued upon conversion of Working Capital Loans, if any, will be entitled to registration rights pursuant to the Prior Registration Rights Agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain

FS DEVELOPMENT CORP. II

NOTES TO FINANCIAL STATEMENTS

Note 5 — Commitments and Contingencies (cont.)

“piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to an underwriting discount of $0.20 per share, or $2.0 million in the aggregate (or $2.3 million in the aggregate if the underwriters’ over-allotment option is exercised in full), payable upon the closing of the Proposed Public Offering. In addition, $0.35 per share, or $3.5 million in the aggregate (or approximately $4.0 million in the aggregate if the underwriters’ over-allotment option is exercised in full) will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, close of its proposed public offering and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 6 — Stockholder’s Equity

Class A Common Stock — The Company is authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of December 31, 2020, there were no shares of Class A common stock issued or outstanding.

Class B Common Stock — The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. On August 26, 2020, the Company issued 2,875,000 shares of Class B common stock, including an aggregate of up to 375,000 shares of Class B common stock that are subject to forfeiture by the Sponsor to the Company for no consideration to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that the Founder Shares will represent 20% of the Company’s issued and outstanding common stock after the Proposed Public Offering (excluding the Private Placement Shares).

Holders of record of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders, with each share of common stock entitling the holder to one vote except as required by law.

The Class B common stock will automatically convert into Class A common stock concurrently with or immediately following the consummation of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock issued and outstanding (excluding the Private Placement Shares) after such conversion (after giving effect to any redemptions of shares of Class A common stock by Public Stockholders), including the total number of shares of Class A common

FS DEVELOPMENT CORP. II

NOTES TO FINANCIAL STATEMENTS

Note 6 — Stockholder’s Equity (cont.)

stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Shares issued to the Sponsor, officers or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2020, there were no shares of preferred stock issued or outstanding.

Note 7 — Subsequent Events

On January 22, 2021, the Sponsor transferred 30,000 Founder Shares to certain independent director nominees, Dr. Dubin, Mr. Hughes and Dr. Pakianathan, at their original per-share purchase price, for an aggregate of 90,000 Founder Shares transferred. On January 22, 2021, the Company borrowed an additional $150,000 under the Note, for a total of $200,000 outstanding under the Note to date.

The Company evaluated subsequent events and transactions that occurred after the balance through January 26, 2021, the date that the financial statements were available to be issued. Based on this review, except as noted above, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Pardes Biosciences, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Pardes Biosciences, Inc. (the Company) as of December 31, 2020, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the period from February 27, 2020 (inception) to December 31, 2020, and the related notes (collectively, the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from February 27, 2020 (inception) to December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2021.

Irvine, California

July 20, 2021

PARDES BIOSCIENCES, INC.

Balance Sheets

(in thousands, except share and par value data)

	DECEMBER 31, 2020	SEPTEMBER 30, 2021
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,410	$26,384
Prepaid expenses and other current assets	194	676

Total current assets	3,604	27,060
Other assets	—	1,521

Total assets	$3,604	$28,581

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,394	$2,747
Accrued expenses	408	3,224
Simple agreements for future equity (SAFE)	14,808	—

Total current liabilities	16,610	5,971

Total liabilities	16,610	5,971

Commitments and contingencies (Note 7)
Convertible preferred stock, $0.00001 par value; no shares authorized at December 31, 2020 and 13,923,367 shares authorized at September 30, 2021 (unaudited); no shares issued and outstanding at December 31, 2020 and 13,923,356 shares issued and outstanding at September 30, 2021 (unaudited); liquidation preference of $0 and $51,615 at December 31, 2020 and September 30, 2021 (unaudited), respectively	—	59,132
Stockholders’ deficit:
Common stock, $0.00001 par value; 10,000,000 shares authorized at December 31, 2020 and 25,187,755 shares authorized at September 30, 2021 (unaudited); 6,859,000 shares issued and no shares outstanding at December 31, 2020 and 6,935,000 shares issued and 2,380,715 shares outstanding at September 30, 2021 (unaudited)	—	—
Additional paid-in capital	—	655
Accumulated deficit	(13,006)	(37,177)

Total stockholders’ deficit	(13,006)	(36,522)

Total liabilities and stockholders’ deficit	$3,604	$28,581

See accompanying notes to financial statements

PARDES BIOSCIENCES, INC.

Statements of Operations and Comprehensive Loss

(in thousands, except share and per share data)

	FOR THE PERIOD FEBRUARY 27, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020	FOR THE PERIOD FEBRUARY 27, 2020 (INCEPTION) THROUGH SEPTEMBER 30, 2020	NINE MONTHS ENDED SEPTEMBER 30, 2021

		(unaudited)
Operating expenses:
Research and development	$4,563	$2,197	$17,792
General and administrative	750	583	6,389

Total operating expenses	5,313	2,780	24,181

Loss from operations	(5,313)	(2,780)	(24,181)
Other income (expense):
Interest income	—	—	10
Change in fair value of SAFE liability	(7,693)	(885)	—

Total other expense	(7,693)	(885)	10

Net loss and comprehensive loss	$(13,006)	$(3,665)	$(24,171)

Net loss per share, basic and diluted			$(16.52)

Weighted-average common shares outstanding, basic and diluted			1,463,172

See accompanying notes to financial statements

PARDES BIOSCIENCES, INC.

Statements of Convertible Preferred Stock and of Stockholders’ Deficit

(in thousands, except share data)

	CONVERTIBLE PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS’ DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT
Balance at February 27, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Net loss	—	—	—	—	—	(13,006)	(13,006)

Balance at December 31, 2020	—	—	—	—	—	(13,006)	(13,006)
Issuance of Series A convertible preferred stock for cash, net of issuance costs of $176 (unaudited)	9,771,414	44,324	—	—	—	—	—
Conversion of SAFE agreements into shares of convertible preferred stock (unaudited)	4,151,942	14,808	—	—	—	—	—
Vesting of restricted common stock (unaudited)	—	—	2,379,715	—	—	—	—
Exercise of common stock options (unaudited)	—	—	1,000	—	5	—	5
Stock-based compensation (unaudited)	—	—	—	—	650	—	650
Net loss (unaudited)	—	—	—	—	—	(24,171)	(24,171)

Balance at September 30, 2021 (unaudited)	13,923,356	$59,132	2,380,715	$—	$655	$(37,177)	$(36,522)

Balance at February 27, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Net loss (unaudited)	—	—	—	—	—	(3,665)	(3,665)

Balance at September 30, 2020 (unaudited)	—	$—	—	$—	$—	$(3,665)	$(3,665)

See accompanying notes to financial statements

PARDES BIOSCIENCES, INC.

Statements of Cash Flows

(in thousands)

	FOR THE PERIOD FEBRUARY 27, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020	FOR THE PERIOD FEBRUARY 27, 2020 (INCEPTION) THROUGH SEPTEMBER 30, 2020	NINE MONTHS ENDED SEPTEMBER 30, 2021

		(unaudited)
Operating activities:
Net loss	$(13,006)	$(3,665)	$(24,171)
Adjustments to reconcile net loss to cash used in operating activities:
Stock-based compensation	—	—	650
Change in fair value of SAFE liability	7,693	885	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(44)	(41)	(482)

Accounts payable	1,394	852	1,119
Accrued expenses	408	413	2,747

Net cash used in operating activities	(3,555)	(1,556)	(20,137)
Financing activities:
Proceeds from issuance of convertible preferred stock	—	—	44,500
Payment of issuance costs for convertible preferred stock	—	—	(176)
Proceeds from issuance of SAFE agreements	6,965	5,005	—
Proceeds from exercise of common stock options	—	—	5
Cash paid for deferred offering costs	—	—	(1,218)

Net cash provided by financing activities	6,965	5,005	43,111

Net increase in cash and cash equivalents	3,410	3,449	22,974
Cash and cash equivalents at beginning of period	—	—	3,410

Cash and cash equivalents at end of period	$3,410	$3,449	$26,384

Supplemental schedule of non-cash financing activity:
Other receivable in connection with the issuance of SAFE agreements	$150	$—	$—

Conversion of SAFE agreements into shares of convertible preferred stock	$—	$—	$14,808

Deferred offering costs included in accounts payable and accrued expenses	$—	$—	$302

See accompanying notes to financial statements

PARDES BIOSCIENCES, INC.

Notes to Financial Statements

1. Organization and Basis of Presentation

Description of Business

Pardes Biosciences, Inc. (Pardes or the Company) was incorporated in the state of Delaware on February 27, 2020 and is located in Carlsbad, California. The Company is a clinical-stage biopharmaceutical company developing novel therapeutic compounds to treat and prevent diseases with high unmet medical need, where our chemistry platform can provide differentiated tools to develop potential therapies against specific molecular targets. By leveraging our deep understanding of reversible covalent chemistry, biology, and drug development, we have built a structure-based discovery platform with specific strengths in targeting reactive nucleophiles — such as those in cysteine proteases — to discover and develop novel product candidates. Our lead program seeks to create an oral drug which could be used to treat or prevent all coronavirus associated diseases, from COVID-19 to the common cold.

Basis of Presentation

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The Company’s date of inception was February 27, 2020 and the fiscal year-end is December 31.

Liquidity and Going Concern

As of September 30, 2021, the Company has devoted substantially all of its efforts to organizing and staffing, business planning, raising capital, identifying and acquiring its product candidates and conducting preclinical studies, and has not realized revenues from its planned principal operations. In addition, the Company has a limited operating history, has incurred operating losses since inception and expects that it will continue to incur net losses into the foreseeable future as it continues the development of its product candidates. As of December 31, 2020 and September 30, 2021 (unaudited), the Company had an accumulated deficit of $13.0 million and $37.2 million, respectively.

The Company believes its cash and cash equivalents of $3.4 million as of December 31, 2020, together with the gross proceeds of $44.5 million received from the issuance of shares of the Company’s Series A convertible preferred stock in January 2021 (see Note 5), anticipated net losses and the uncertainties surrounding its ability to raise additional capital as needed, as discussed below, raise substantial doubt about its ability to continue as a going concern for a period of one year following the date that the financial statements for the period February 27, 2020 (inception) through December 31, 2020 and the nine months ended September 30, 2021 are issued.

As a result, the Company will be required to raise additional capital and plans to finance its cash needs through public or private equity or debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements. As further described in Note 10, on June 29, 2021 the Company executed a definitive business combination agreement, as amended on November 7, 2021, between it and FS Development Corp. II. If the merger is unable to be completed and the Company is not able to secure adequate additional funding, it may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or delay or reduce the scope of its planned development programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

PARDES BIOSCIENCES, INC.

Notes to Financial Statements

1. Organization and Basis of Presentation (cont.)

Other Risks and Uncertainties

The Company is subject to a number of risks similar to other early-stage biopharmaceutical companies, including, but not limited to, changes in any of the following areas that the Company believes could have a material adverse effect on its future financial position or results of operations: risks related to the successful discovery and development of its product candidates, ability to raise additional capital, development of new technological innovations by its competitors and delay or inability to obtain chemical or biological intermediates from such suppliers required for the Company’s product candidates, including due to the impact of the current COVID-19 pandemic, protection of intellectual property rights, litigation or claims against the Company based on intellectual property rights, and regulatory clearance and market acceptance of the Company’s products.

The current COVID-19 pandemic, which is impacting worldwide economic activity, poses the risk that the Company or its employees, contractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. The extent to which the COVID-19 pandemic will impact the Company’s business will depend on future developments that are highly uncertain and cannot be predicted at this time.

2. Summary of Significant Accounting Policies

Unaudited Interim Financial Information

The accompanying interim balance sheet as of September 30, 2021, and the statements of operations and comprehensive loss, statements of convertible preferred stock and stockholders’ deficit and cash flows for the period February 27, 2020 (inception) through September 30, 2020 and for the nine months ended September 30, 2021 are unaudited. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of September 30, 2021 and the results of its operations and its cash flows for the period February 27, 2020 (inception) through September 30, 2020 and for the nine months ended September 30, 2021 in accordance with U.S. GAAP. The financial data and other information disclosed in these notes related to the period February 27, 2020 (inception) through September 30, 2020 and for the nine months ended September 30, 2021 are also unaudited. The results for the Company during the interim periods are not necessarily indicative of the results expected for the full fiscal year or any other interim period.

Use of Estimates

The preparation of the Company’s financial statements requires the Company to make estimates and assumptions that impact the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Such estimates include the valuation of the Simple Agreements for Future Equity (SAFE) agreements, the valuation of stock-based awards and accrual of research and development expenses. Management evaluates its estimates on an ongoing basis. Although estimates are based on the Company’s historical experience, knowledge of current events, and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

PARDES BIOSCIENCES, INC.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Concentration of Credit Risk

Financial instruments which potentially subject the Company to significant concentration of credit risk consist of cash and money market accounts. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts, and management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Comprehensive Loss

Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources, including unrealized gains and losses on investments and foreign currency gains and losses. Net loss and comprehensive loss were the same for all periods presented.

Deferred Offering Costs

The Company capitalizes costs that are directly associated with in-process equity financings until such financings are consummated at which time such costs are recorded against the gross proceeds of the offering. Should an in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the statements of operations and comprehensive loss. No deferred offering costs were capitalized as of December 31, 2020. As of September 30, 2021 (unaudited), deferred offering costs total $1.5 million and are included in other assets on the accompanying balance sheet.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, prepaid expenses and other current assets, accounts payable, and accrued expenses are considered to be representative of their respective fair values because of the short-term nature of those instruments. Prior to their conversion, the Company remeasured its SAFE agreements to fair value each reporting period (see Note 3).

Accrued Research and Development Expense

The Company is required to estimate its expenses resulting from its obligations under contracts with vendors, consultants, and contract research organizations, in connection with conducting research and development activities. The financial terms of these contracts vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. The Company reflects research and development expenses in its financial statements by matching those expenses with the period in which services and efforts are expended. The Company accounts for these expenses according to the progress of the preclinical study as measured by the timing of various aspects of the study or related activities. The Company determines accrual estimates through review of the underlying contracts along with discussions with research and other key personnel as to the progress of studies, or other services being conducted. During the course of a study, the Company adjusts its rate of expense recognition if actual results differ from its estimates.

Research and Development Expenses

Research and development expenses are charged to expense as incurred. Research and development expenses primarily consist of costs incurred for services provided by outside organizations and consultants for preclinical and clinical activities, salaries and related expenses for personnel performing research and development activities, and supplies used in research and development activities.

PARDES BIOSCIENCES, INC.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Patent Costs

Costs related to filing and pursuing patent applications are recorded as general and administrative expense and expensed as incurred since recoverability of such expenditures is uncertain.

Stock-Based Compensation

Stock-based compensation expense represents the grant date fair value of employee and non-employee stock award grants recognized as expense over the requisite service period of the awards (usually the vesting period) on a straight-line basis, net of actual forfeitures during the period. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model.

For restricted stock awards, the fair value of the award is the estimated fair value of the Company’s common stock on the grant date.

The fair value of the shares of common stock has historically been determined by the Company’s board of directors as there was no public market for the common stock. The board of directors determines the fair value of the common stock by obtaining third-party valuations of the Company’s common stock using the option pricing method and the probability-weighted expected return method. Significant assumptions used in determining the fair value of common stock include volatility, discount for lack of marketability, and the expected timing of a future liquidity event.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

As of December 31, 2020 and for all periods presented, the Company maintained a valuation allowance against its deferred tax assets as the Company concluded it had not met the “more likely than not” to be realized threshold. Changes in the valuation allowance when they are recognized in the provision for income taxes may result in a change in the estimated annual effective tax rate.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon

PARDES BIOSCIENCES, INC.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions regarding resource allocation and assessing performance. The chief operating decision maker is the chief executive officer. The Company views its operations and manages its business as one operating segment and one reportable segment. No product revenue has been generated since inception and all assets are held in the United States.

Net Loss Per Share

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. There were no common shares outstanding as of December 31, 2020 and September 30, 2020 (unaudited). Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities as the unvested restricted stock and the convertible preferred stock are considered participating securities. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. As such, the net loss was attributed entirely to common stockholders for all periods presented.

Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares and dilutive common stock equivalents outstanding for the period. Common stock equivalents are only included when their effect is dilutive. For the period presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss position.

Potentially dilutive securities not included in the calculation of diluted net loss per share because to do so would be anti-dilutive are as follows (in common stock equivalent shares):

	February 27, 2020 (inception) through December 31, 2020	February 27, 2020 (inception) through September 30, 2020	Nine Months Ended September 30, 2021

		(unaudited)
Conversion of outstanding convertible preferred stock	—	—	13,923,356
Outstanding stock options	—	—	1,604,933
Restricted common stock subject to repurchase or forfeiture	6,859,000	6,261,500	4,554,285

Total	6,859,000	6,261,500	20,082,574

3. Fair Value Measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or

PARDES BIOSCIENCES, INC.

Notes to Financial Statements

3. Fair Value Measurements (cont.)

nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 — Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

At December 31, 2020 and September 30, 2021 (unaudited), the Company did not have financial assets that are measured at fair value on a recurring basis.

As further described in Note 4, between April 2020 and December 2020, the Company entered into several Simple Agreements for Future Equity (SAFE, collectively the “2020 SAFEs”) with certain investors. The Company recorded the liability related to the 2020 SAFEs at fair value and subsequently remeasured the instruments to fair value using level 3 fair value measurements.

The fair value of the 2020 SAFEs was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The Company determined the fair value of the 2020 SAFEs based on the amount of proceeds received from new third-party investors for the 2020 SAFEs, the terms of the 2020 SAFEs, including the rate at which the 2020 SAFEs convert into qualified equity financing securities, the probability and timing of a qualified equity financing and the fair value of the underlying preferred stock. Estimates and assumptions impacting the fair value measurement include the probability of a qualified equity financing as defined in the 2020 SAFEs agreements, the expected timing of such event, and the fair value of the Company’s Series A preferred stock (the “Series A Preferred”). The Company estimated the probability and timing of the qualified equity financing based on management’s assumptions and knowledge of specified events at issuance and as of each reporting date.

The following table provides a reconciliation of all liabilities measured at fair value using Level 3 significant unobservable inputs (in thousands):

2020 SAFEs issued in the 2020 period	$7,115
Change in fair value during the 2020 period	7,693

Balance as of December 31, 2020	14,808
Conversion into shares of convertible preferred stock (unaudited)	(14,808)

Balance as of September 30, 2021 (unaudited)	$—

PARDES BIOSCIENCES, INC.

Notes to Financial Statements

4. Simple Agreements for Future Equity

Between April 2020 and December 2020, the Company entered into several SAFEs with certain investors, pursuant to which the Company received funding of $7.1 million in cash in exchange for 4,151,942 SAFE shares providing the investors the right to receive shares of the Company’s capital stock.

The 2020 SAFEs contained a number of conversion and redemption provisions, including settlement upon liquidity or dissolution events. The 2020 SAFEs required that the Company issue equity to the SAFE holders in exchange for their investment upon an equity financing. An equity financing was defined as a transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issued and sold preferred stock at a fixed valuation. The number of shares to be received by the 2020 SAFE investors was determined as the greater of the SAFE purchase amount divided by (i) the lowest price per share of the Series A preferred stock or (ii) the SAFE purchase amount divided by the SAFE price per share. A liquidity event meant a change in control, a direct listing, or an Initial Public Offering. In a liquidity or dissolution event, the investors’ right to receive cash out was junior to payment of outstanding indebtedness and creditor claims, on par for other SAFEs and preferred stock, and senior to common stock. The 2020 SAFEs had no interest rate or maturity date, and the 2020 SAFE investors had no voting right prior to conversion.

As of December 31, 2020, the 2020 SAFEs had not yet converted as an equity financing had not yet occurred. The Company determined that the 2020 SAFEs should be recorded as a liability at fair value on the Company’s balance sheet and remeasured at each reporting date. As of December 31, 2020, the fair value of the 2020 SAFEs was $14.8 million. Due to a short period where the Company expected these to be converted, the Company recorded the entire amount of $14.8 million as a short-term liability. The Company recorded changes in the fair value of the 2020 SAFEs in other expense in the statements of operations and comprehensive loss, which was $7.7 million for the period between the initial SAFE issuance in April 2020 and December 31, 2020. See Note 3 — Fair Value Measurements.

Between April 2020 and September 2020, the Company entered into two SAFEs with certain investors, pursuant to which the Company received funding of approximately $5.0 million in cash in exchange for the investors right to receive shares of the Company’s capital stock. As of September 30, 2020, the fair value of the 2020 SAFEs was determined to be approximately $5.9 million. The Company recorded changes in the fair value of the 2020 SAFEs in other expense in the statements of operations and comprehensive loss, which was $0.9 million for the period between the initial SAFE issuance in April 2020 and September 30, 2020.

The 2020 SAFEs were automatically converted on January 19, 2021 into 2,818,034 shares of Series A-1 preferred stock, 605,850 shares of Series A-2 preferred stock and 728,058 shares of Series A-3 preferred stock with an aggregate fair value of $14.8 million based on the conversion ratio described in each respective SAFE agreement. The conversion price was $1.2420 for the Series A-1 preferred stock, $2.4841 for the Series A-2 preferred stock and $2.8981 for the Series A-3 preferred stock.

5. Stockholders’ Deficit

Amended and Restated Articles of Incorporation

On January 19, 2021, the Company amended and restated its restated certificate of incorporation to increase its authorized shares of common stock from 10,000,000 to 25,187,755 shares and created a new class of preferred shares authorizing 13,923,367 shares as Preferred Stock, designating 9,771,425 shares as Series A Preferred Stock, 2,818,034 shares as Series A-1 Preferred Stock, 605,850 shares as Series A-2 Preferred Stock, and 728,058 shares as Series A-3 Preferred Stock.

PARDES BIOSCIENCES, INC.

Notes to Financial Statements

5. Stockholders’ Deficit (cont.)

Convertible Preferred Stock

Sale of Convertible Preferred Stock

In January 2021, the Company sold 9,771,414 shares of Series A Preferred Stock for gross proceeds of $44.5 million and issued a total of 4,151,942 shares of Series A-1, A-2 and A-3 Preferred Stock in satisfaction of its obligation under the 2020 SAFEs.

As of September 30, 2021 (unaudited), convertible preferred stock consisted of (in thousands, except share and per-share numbers):

	Shares Authorized	Shares Issued and Outstanding	Per Share Original Issue Price	Liquidation Preference	Carrying Value
Series A	9,771,425	9,771,414	$4.5541	$44,500	$44,323
Series A-1	2,818,034	2,818,034	$1.2420	3,500	9,638
Series A-2	605,850	605,850	$2.4841	1,505	2,302
Series A-3	728,058	728,058	$2.8981	2,110	2,869

Total	13,923,367	13,923,356		$51,615	$59,132

The rights, preferences and privileges of the convertible preferred stock as of September 30, 2021 (unaudited) were as follows:

Voting Rights

The holders of preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to the stockholders for a vote and are entitled to the number of votes equal to the number of whole shares of common stock into which such holders of preferred stock could convert on the record date for determination of stockholders entitled to vote.

Dividends

The Company cannot declare and pay any common stock dividends without first declaring and paying dividends, as defined in the terms of the Company’s amended and restated certificate of incorporation, to the preferred stockholders. The holders of preferred stock are entitled to receive, when, as and if declared by the Board of Directors, noncumulative dividends at the rate of 8.0% of the applicable original issue price of such preferred stock (Original Issue Price), subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the preferred stock. No dividends have been declared as of September 30, 2021 (unaudited).

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event (as defined in the Company’s amended and restated certificate of incorporation), each holder of preferred stock is entitled to receive, prior and in preference to any distributions to the common stockholders, an amount equal to the greater of (i) the Original Issue Price per share, plus any declared but unpaid dividends thereon or (ii) the amount such holder would have received if such holder had converted its shares into common

PARDES BIOSCIENCES, INC.

Notes to Financial Statements

5. Stockholders’ Deficit (cont.)

stock immediately prior to such liquidation event. In the event that the assets available for distribution to the holders of preferred stock are insufficient to pay such holders the full amounts to which they are entitled, the assets available for distribution will be distributed on a pro rata basis among the holders of the preferred stock in proportion to the respective amounts that would otherwise be payable in respect of such stock. After payments have been made in full to the holders of preferred stock, then, to the extent available, the remaining amounts would be distributed among the holders of the common stock, pro rata based on the number of shares held by each holder.

Conversion Rights

The shares of preferred stock are convertible into an equal number of shares of common stock, at the option of the holder, subject to certain anti-dilution adjustments. Each share of preferred stock is automatically converted into common stock (A) upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company in which the pre-money valuation is at least $200.0 million and results in aggregate net proceeds of at least $50.0 million, or (B) at any time upon the affirmative vote or written consent of a majority of the holders of the outstanding shares of preferred stock,

Presentation of Convertible Preferred Stock

The Company’s convertible preferred stock has been classified as temporary equity in the accompanying balance sheet in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities whose redemption is based upon certain change in control events outside of the Company’s control, including liquidation, sale or transfer of control of the Company. The Company has determined not to adjust the carrying values of the convertible preferred stock to the liquidation preferences of such shares because the occurrence of any such change in control event is not probable. In addition, a member of the executive team was a 2020 SAFE investor and is currently a Series A preferred stockholder.

Common Stock

In 2020, the Company sold 6,983,000 shares of restricted common stock to officers and employees of the Company and consultants to the Company during the Company’s formation period. The proceeds from the restricted common stock sale were immaterial to the financial statements. The stock is subject to vesting, generally at 25% one year from the vesting commencement date and ratably each month thereafter for a period of 36 months. At December 31, 2020, there were 6,850,000 remaining shares issued, of which no shares were vested and outstanding. At December 31, 2020 and September 30, 2021 (unaudited), the repurchase liability for these shares was nominal. For accounting purposes, the unvested shares purchased are not deemed to be outstanding.

PARDES BIOSCIENCES, INC.

Notes to Financial Statements

5. Stockholders’ Deficit (cont.)

A summary of the restricted common stock awards is as follows:

Number of Unvested Shares
Balance at February 27, 2020 (inception)	—
Issued shares	6,983,000
Forfeited shares	(133,000)

Balance at December 31, 2020	6,850,000
Issued shares (unaudited)	75,000
Vested shares (unaudited)	(2,376,715)

Balance at September 30, 2021 (unaudited)	4,548,285

2020 Equity Incentive Plan

In March 2020, the Company adopted the 2020 Stock Plan (as amended, the Plan). The Plan provides for the grant of incentive stock options, non-statutory stock options and restricted stock awards. As of December 31, 2020, the number of shares reserved for issuance under the Plan was 1,000,000 and 991,000 shares remain available for grant under the Plan. In January 2021, the Company increased the number of shares authorized for issuance under the 2020 Stock Plan by 2,139,984 shares to 3,139,984 shares. As of September 30, 2021 (unaudited), 1,525,051 shares remain available for grant under the Plan.

Stock option activity for employee and nonemployee awards and related information is as follows:

	Number	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in Years)	Weighted- Average Grant Date (Fair Value)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2020	—	—
Granted (unaudited)	1,718,433	$5.63		$3.91
Exercised (unaudited)	(1,000)	$4.44
Canceled (unaudited)	(112,500)	$5.42

Outstanding and expected to vest at September 30, 2021 (unaudited)	1,604,933	$5.64	9.6	$3.92	$5,824

Vested and exercisable at September 30, 2021 (unaudited)	9,248	$6.02	9.8	$4.05	$30

During the period February 27, 2020 (inception) through December 31, 2020, 9,000 shares of restricted common stock were granted at fair value under the Plan, of which 6,000 shares remain unvested as of September 30, 2021 (unaudited). The stock-based compensation expense associated with the restricted common stock was immaterial to the financial statements for the period February 27, 2020 (inception) through December 31, 2020 and the nine months ended September 30, 2021 (unaudited).

PARDES BIOSCIENCES, INC.

Notes to Financial Statements

5. Stockholders’ Deficit (cont.)

Stock-Based Compensation Expense

The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the stock options granted in the nine months ended September 30, 2021 (unaudited) were as follows:

Assumed risk-free interest rate	1.1%
Assumed volatility	80.8%
Expected option life (in years)	6.2
Expected dividend yield	—%

Risk-free interest rate. The Company bases the risk-free interest rate assumption on the U.S. Treasury’s rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued.

Expected volatility. The expected volatility assumption is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the biotechnology industry.

Expected term. The expected term represents the period of time that options are expected to be outstanding. Because the Company does not have historical exercise behavior, it determines the expected life assumption using the simplified method, which is an average of the contractual term of the option and its vesting period.

Expected dividend yield. The Company bases the expected dividend yield assumption on the fact that it has never paid cash dividends and has no present intention to pay cash dividends.

The allocation of stock-based compensation expense for the nine months ended September 30, 2021 (unaudited) was as follows (in thousands):

Research and development	$246
General and administrative	404

Total stock-based compensation	$650

As of September 30, 2021 (unaudited), the unrecognized compensation cost related to outstanding time-based options was $5.6 million, which is expected to be recognized over a weighted-average period of 3.5 years.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consists of the following:

	December 31, 2020	September 30, 2021
		(unaudited)
Conversion of outstanding convertible preferred stock	—	13,923,356
Outstanding stock options	—	1,604,933
Shares available for issuance under the Plan	991,000	1,525,051

Total	991,000	17,053,340

PARDES BIOSCIENCES, INC.

Notes to Financial Statements

6. Income Taxes

For the period February 27, 2020 (inception) to December 31, 2020, and for the period February 27, 2020 (inception) through September 30, 2020 and the nine months ended September 30, 2021 (unaudited), due to the operating losses reported and the full valuation allowance recorded on the Company’s net deferred income tax assets, the Company recorded no provision for income taxes.

A reconciliation of the Company’s income taxes to the amount computed by applying the statutory federal income tax rate to the pretax loss for the period February 27, 2020 (inception) to December 31, 2020 is summarized as follows (in thousands):

Expected income tax benefit at statutory rates	$(2,731)
Permanent items	35
Change in fair value of 2020 SAFEs	1,616
Research credits	(32)
Valuation allowance	1,112

$—

As of December 31, 2020, significant components of the Company’s deferred income taxes are as follows (in thousands):

Deferred tax assets:
Net operating loss carryforward	$1,078
Research credit carryforwards	31
Other, net	3

Total deferred tax assets	1,112
Less valuation allowance	(1,112)

Net deferred tax assets	$—

The Company has established a full valuation allowance of $1.1 million against its net deferred tax assets due to the uncertainty surrounding the realization of such assets that preclude it from determining that it is more likely than not that such assets will be realized. The Company periodically evaluates the recoverability of the deferred tax assets. At such time as it is determined that it is more likely than not that deferred assets are realizable, the valuation allowance will be reduced. Management’s assessment as of December 31, 2020 considered the generation of pre-tax book losses in its first year, no ability to carryback its operating losses, the lack of feasible tax-planning strategies, the limited existing taxable temporary differences, and the subjective nature of forecasting future taxable income into the future.

As of December 31, 2020, the Company had federal net operating loss (NOL) carryforwards of approximately $5.1 million, before consideration of limitations under Section 382 of the Internal Revenue Code of 1986, as amended (IRC), as further described below, that will carryforward indefinitely. Additionally, as of December 31, 2020, the Company had state NOL carryforwards of approximately $5.1 million which may be used to offset future taxable income and will begin to expire in 2040.

As of December 31, 2020, the Company had federal and state tax credit carryforwards of approximately $52,000. The Company has not performed a formal research and development credit study with respect to these credits. The state credits carry forward indefinitely.

PARDES BIOSCIENCES, INC.

Notes to Financial Statements

6. Income Taxes (cont.)

Pursuant to IRC Section 382 and IRC Section 383, the Company’s ability to use NOL and R&D tax credit carry forwards (tax attribute carry forwards) to offset future taxable income is limited if the Company experiences a cumulative change in ownership of more than 50% within a three-year testing period. The Company has not completed an ownership change analysis pursuant to IRC Section 382. If ownership changes within the meaning of IRC Section 382 are identified as having occurred, the amount of remaining tax attribute carry-forwards available to offset future taxable income and income tax expense in future years may be significantly restricted or eliminated. Further, deferred tax assets associated with such tax attributes could be significantly reduced upon realization of an ownership change within the meaning of IRC Section 382.

As of December 31, 2020, the Company has an unrecognized tax benefit balance of $0.5 million related to federal and state tax credits and state NOLs. Due to the existence of the full valuation allowance, future changes in unrecognized tax benefits will not impact the Company’s effective tax rate. The Company does not foresee material changes to its liability for uncertain tax benefits within the next 12 months.

The Company’s policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense. The Company has no accruals for interest or penalties in the accompanying balance sheet as of December 31, 2020 and has not recognized interest or penalties in the accompanying statement of operations for the period February 27, 2020 (inception) through December 31, 2020.

Prior to 2021, the Company was subject to taxation in the United States and California. The Company is subject to examination by these taxing authorities since inception due to the net operating loss carryovers. Beginning in 2021, the Company is also subject to taxation and examination in Indiana, Massachusetts, New Jersey and Texas.

CARES Act and Consolidated Appropriations Act

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The Company has concluded that the tax provisions associated with the CARES Act did not have a material impact on its financial statements.

On December 27, 2020, the Consolidated Appropriations Act 2021 (CAA) was also enacted in response to the COVID-19 pandemic. The Company is continuing to analyze the tax impacts of this act at this time but does not anticipate that the CAA will have a material impact to the Company’s financial statements.

7. Commitments and Contingencies

Contingencies

From time to time, the Company may become subject to claims or suits arising in the ordinary course of business. The Company accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. As of December 31, 2020 and September 30, 2021 (unaudited), the Company was not a party to any litigation.

8. Related Party Transactions

Consulting Arrangements

Prior to raising capital in late 2020, the Company engaged two of the Company’s current executive officers as consultants pursuant to consulting agreements. For the period February 27, 2020 (inception) through

PARDES BIOSCIENCES, INC.

Notes to Financial Statements

8. Related Party Transactions (cont.)

December 31, 2020, the Company incurred approximately $0.1 million in fees pursuant to these agreements, all of which is recorded in general and administrative expenses in the accompanying statement of operations and comprehensive loss. As of December 31, 2020, approximately $0.1 million of this amount remained unpaid and was included in accounts payable on the accompanying balance sheet. For the nine months ended September 30, 2021 (unaudited), the Company incurred approximately $12,000 expenses pursuant to these agreements. All amounts owed under the consulting agreements were paid as of September 30, 2021 (unaudited).

In addition, in January 2021, a former member of our Scientific Advisory Board became a member of the Company’s Board of Directors. For the period February 27, 2020 (inception) through December 31, 2020, the Company incurred approximately $5,000 in fees pursuant to a consulting agreement with this individual, all of which is recorded in research and development expenses in the accompanying statement of operations and comprehensive loss. As of December 31, 2020, approximately $700 remained unpaid and was included in accounts payable on the accompanying balance sheet. All amounts owed under the consulting agreement were paid as of September 30, 2021 (unaudited).

9. 401(k) Plan

The Company established a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (“Code”). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. The Company has not made any contributions to the 401(k) Plan for the period February 27, 2020 (inception) through December 31, 2020 or for the nine months ended September 30, 2021 (unaudited).

10. Subsequent Events

The Company has evaluated subsequent events through July 20, 2021, the date when the audited financial statements were issued. For the purposes of the interim financial statements as of and for the nine months ended September 30, 2021, the Company has evaluated the subsequent events through November 16, 2021 (unaudited), the date the interim financial statements were issued. Except as described below or elsewhere in these financial statements, the Company has concluded that no subsequent events have occurred that require disclosure.

Merger of FS Development

On June 29, 2021, the Company executed a definitive business combination agreement, as amended on November 7, 2021, between it and FS Development Corp. II (the “Merger Agreement”). As a result of the proposed business combination, FS Development Corp. II will be renamed to Pardes Biosciences, Inc., or Combined Entity, and the Company will become a wholly owned subsidiary of Combined Entity. Upon the completion of the proposed business combination transaction, the shareholders of the Company will exchange their interests for shares of common stock of Combined Entity. In addition, the Company’s existing equity incentive plan will be terminated and awards issued under the Company’s existing equity incentive plan will be exchanged for awards issued under a new equity incentive plan to be adopted by Combined Entity. Immediately after the completion of the business combination, certain investors have agreed to subscribe for and purchase an aggregate of $75.0 million of common stock of Combined Entity. The Combined Entity is expected to receive gross proceeds of approximately $276.0 million at the closing of the transaction (assuming no redemptions are effected by shareholders of FS Development Corp. II) and will continue to operate under the Company’s management team, led by chief executive officer Uri A. Lopatin, M.D. The boards of directors of both FS Development Corp. II and the Company have approved the proposed transaction. Completion of the transaction,

PARDES BIOSCIENCES, INC.

Notes to Financial Statements

10. Subsequent Events (cont.)

which is expected in the fourth quarter of 2021, is subject to approval of FS Development Corp. II’s shareholders and the satisfaction or waiver of certain other customary closing conditions. In addition, certain investors in FS Development Corp. II and the additional common stock sale are currently Series A preferred stockholders.

Convertible Notes

Effective November 10, 2021, directors, including all of Pardes’s disinterested directors, unanimously approved the execution and delivery of a convertible note purchase agreement providing for the purchase and sale of up to $25.0 million of unsecured convertible promissory term notes (the “Convertible Notes”) to purchasers at one or more closings, including existing stockholders of the Company. As of the initial closing, the Company has issued Convertible Notes for an aggregate principal amount of $10.0 million. The Convertible Notes accrue interest at the annual rate of 4% per annum, mature on October 31, 2022 and will be due and payable at the earlier of the closing under the Merger Agreement, the closing of a “corporate transaction” and at any time on or after the maturity date at Pardes’ election or upon demand of a purchaser. If the Merger Agreement is terminated, the Convertible Notes will be convertible at a fifteen percent (15%) discounted price into the Company equity securities sold in the next round of equity financing by Pardes that meets certain requirements. The Company will use proceeds from the closing of the transactions contemplated under the Merger Agreement to repay outstanding principal amounts and accrued and unpaid interest under the outstanding Convertible Notes as of the closing. As of November 15, 2021, stockholders of Pardes affiliated with the Sponsor and FS Development II have purchased $10.0 million in Convertible Notes.

Up to 39,757,419 Shares of Common Stock

PROSPECTUS

February 1, 2022